2026 ANNUAL REPORT

building what comes next

flex

Message from our CEO



Revathi Advaithi
CEO
June 24, 2026

"Manufacturing has stopped being a back-office function. It is infrastructure."

Dear Shareholders and Colleagues,

When I joined Flex in 2019, manufacturing was rarely on a boardroom agenda. It was treated as a cost line. Today it sits on the desk of every government I meet with, and in nearly every conversation I have with serious long-term investors. The reason is straightforward. The digital economy depends on the ability to design and build the most complex products in the world, at scale. That capability has stopped being a back-office function. It is infrastructure.

Fiscal 2026 was the year our results caught up with that idea. We delivered the strongest financial year in Flex's history. We also announced a significant strategic move — the spin-off of our Cloud and Power Infrastructure business into a new, independent public company. Both decisions trace back to the same thing. We have been building a different Flex for seven years, and the environment we now operate in is the one we are positioned for.

Fiscal 2026 Results

Net sales of $27.9 billion, up 8% over the prior year. Fourth-quarter net sales of $7.5 billion, up 17%. Adjusted operating margin reached a record 6.3% for the year — exceeding the 6%+ target we set at our 2024 Investor and Analyst Day, a year early. Adjusted EPS of $3.30 was our sixth consecutive year of double-digit growth. Free cash flow came in at $1.06 billion, our second straight year above $1 billion, and we continued to return capital to shareholders with discipline. *

None of this came from one good year. It is the result of seven years of work that ran straight through a pandemic, the worst supply-chain shock our industry has seen, the inflation cycle, a sharp move in rates, and a geopolitical reset that has rewritten the rules of where and how things get built.

The Manufacturing Decade

Manufacturing is back on the agenda. For a generation, our industry was organized around cost. It is now being reorganized around resilience and capability. Three things are driving the shift.

The first is AI. The buildout of physical infrastructure to train and serve frontier models is the largest concentrated capital cycle the digital economy has seen. It is also, at its core, a manufacturing problem — power, thermal, switchgear, busbars, racks, liquid cooling, and integrated systems that did not exist at this density five years ago. Flex is one of a small number of companies in the world that can deliver across the grid-to-chip stack, and we have been investing toward this for years.

The second is regionalization. Tariffs, export controls, and the lessons of COVID have pushed customers to produce closer to where they sell. We operate over 50 million square feet across more than 30 countries, including roughly 7 million square feet across 19 sites in the United States and approximately 8 million square feet in Mexico. That footprint was not assembled overnight and it is not an accident of geography. We built toward it on purpose, and today it is one of the most valuable things we own.

* See Annex A to our proxy statement for a reconciliation of GAAP to non-GAAP financial measures referenced in this letter.

The third is energy. Electrification, AI compute, and grid modernization are running into power systems that were not built for any of it. Nearly every customer I speak with — healthcare, automotive, industrial, networking, cloud — is running into the same constraints. Not enough power. Not enough thermal capacity. Not enough partners able to engineer at the complexity now required. This is where the next decade of industrial advantage will be earned.

An Honest Conversation About Manufacturing

Let me say something I have been thinking about for a while.

Manufacturing is one of the most talked-about subjects in our politics and one of the least well-understood. The conversation tends to oscillate between nostalgia and tariffs. I have sat in enough rooms — with policymakers, with workforce officials, with customers building their next plant — to know the real work of industrial capability does not live in either of those conversations. It lives in two places. Skilled people. Patient capital.

For two generations, our industry was organized around labor arbitrage. Find the lowest-cost geography. Move production there. Treat the workforce as a line item to be minimized. That model is finished. Tariffs are part of why, but they are not the main reason. The work itself is the reason.

What we build now does not assemble itself. AI infrastructure. Electrified vehicles. Advanced medical devices. Automated logistics. Each of these requires engineers, technicians, automation specialists, and skilled operators that no country produces by accident. I have come to believe that manufacturing has to stop being treated as labor arbitrage and start being treated as labor addition. The point of a manufacturing economy is that it makes people better off. Not that it makes them cheaper.

I also do not believe this can be a story about the largest manufacturers alone. The most resilient industrial economies are built on a dense layer of capable small and medium manufacturers, not on a handful of national champions. In the United States, that middle layer has been hollowing out for three decades. Rebuilding it is the unglamorous work of policy. Long-duration capital available to private companies. Real apprenticeship and community-college pipelines run with industry. Permitting reform. Infrastructure that actually gets built on time.

Tax credits and ribbon-cuttings are not a strategy.

The country that figures this out will be one that combines the best-trained workers with the lowest cost of capital through serious public-private partnership and it will hold a real industrial advantage for decades. In my view, this is the most important industrial conversation of the next ten years. And we need to start having it.

Seven Years

When I arrived at Flex in 2019, I had a clear view of what we were and what we were not.

We had scale. We had geographic reach. We had real manufacturing capability and deep customer relationships. What we did not have was a portfolio mix that earned a premium multiple, or a clear path to getting one. The market saw us, fairly, as a large, low-margin EMS company. I believed there was a different company sitting inside this one.

Over the years that followed, our teams rebuilt Flex around a few convictions. Complexity is what makes a manufacturing business defensible. Services and proprietary products lift everything around them. Operating discipline is a precondition, not a virtue. The arc from Flex Forward, to EMS + Products + Services, to the separation we just announced is the same idea, executed in three steps. Keep pulling the company up the value chain.

The financial picture has followed.

Adjusted operating margin has roughly doubled. Annual free cash flow has crossed $1 billion in two straight years. We unlocked the value of Nextracker. We acquired Anord Mardix, Crown Technical Systems, JetCool and EP2. We built out a grid-to-chip power product portfolio. We joined the S&P MidCap 400. The Flex once defined by its scale is now defined more by what it builds, for whom, and how well.

Here is how that has compared with the broader market:

Fiscal Year (ended March 31)	Flex Ltd.	S&P 500 (with dividends)
2022	+1.3%	+15.7%
2023	+24.0%	(7.7%)
2024	+71.0%	+29.9%
2025	+15.6%	+8.3%
2026	+97.9%	+17.8%
Compounded total return	**+391%**	**+77%**
Annualized	**+37.5%**	**+12.1%**

None of this happened on its own. It happened because of the people of Flex — the nearly 150,000 colleagues, in more than 30 countries, who make this company what it is, every day.

The Planned Spin-Off

That work brings us to the announcement we shared in May 2026 — our intent to separate the Cloud and Power Infrastructure (CPI) segment into a new, independent public company, which I refer to as SpinCo in this letter. The transaction is intended to be tax-free to shareholders and is targeted to close in the first quarter of calendar 2027.

The reasoning is straightforward. CPI today is a high-growth, end-to-end provider of power, thermal, and integrated digital infrastructure for AI data centers and other mission-critical applications. It needs a different capital profile. It competes against a different set of peers. Operated as an independent public company, it will move faster, invest more aggressively, and have an equity currency tied directly to its own performance.

For Flex, the separation creates a sharper advanced-manufacturing leader. We will continue to design and build the most complex products in the world for leading brands across healthcare, automotive, industrial, robotics, warehouse automation, and networking. With a cleaner portfolio and more room to invest in higher-growth end markets, Flex will be exceptionally well placed to lead the next phase of advanced manufacturing.

This will be the second major separation we have completed in three years. The Nextracker spin in fiscal 2024 returned approximately $3.5 billion of equity value to Flex shareholders. It demonstrated — to us, and I hope to the market — that disciplined portfolio action, taken at the right time, is one of the most powerful tools available to a public company. We are taking the same approach here.

Shareholders will own a stake in both companies. Both will be stronger separate than combined, not because they have not worked well together, but because each has grown into its own platform.

A Personal Note

Over the past two years, while continuing to lead Flex, I was diagnosed with and treated for breast cancer. I worked through that treatment alongside a Board, a leadership team and a global workforce whose steadiness and grace I will carry with me for the rest of my life. Thanks to an exceptional medical team, I am cancer-free today.

I am grateful, beyond what I can put into words, to the people of Flex.

The experience did not teach me much I did not already believe. It clarified a great deal. Companies are built by people. That is not a slogan. Cultures show up in hard moments. The strongest organizations are the ones where people look out for one another without being asked. We have that here. I will carry it with me wherever I go next.

Leadership Transition

When the separation closes, I will become CEO of SpinCo, and Michael Hartung will become CEO of Flex. I will continue as Chairman of the Flex Board for a transition period.

Michael has been my partner through this transformation. He has been at Flex for more than two decades. He knows the customers, the operations, and the people at a depth that takes a career to build. He has the operating discipline, the judgment, and the presence to lead Flex through what comes next. The Board and I are fully behind him.

For my part, I am excited to lead SpinCo into the public markets, and to spend the next phase of my career building a company purpose-built for what may be the most important infrastructure cycle of my lifetime.

Looking Ahead

Heading into fiscal 2027, both businesses are in a stronger position than I have seen them in. Flex's outlook is shaped by continued momentum in advanced manufacturing, expansion into higher-growth end markets, and the operating discipline that now runs through the company. SpinCo will come to the public markets focused, well-capitalized, and aimed at the largest infrastructure opportunity of this decade.

To our shareholders — thank you for the trust you have given this management team over many years. The decisions we make are made for compounding, not for headlines. I believe both Flex and SpinCo are set up to compound for a long time.

To our employees — there are no words sufficient for what you have built. I am grateful, every day.

Regards,



FLEX LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Notice
of Annual General Meeting of Shareholders

To Be Held on August 5, 2026

Wednesday
August 5, 2026
11:00 a.m., Central time

Flex Ltd.
12515-8 Research Blvd,
Suite 300
Austin, TX 78759 U.S.A.



Vote via Internet
at www.proxyvote.com



Vote by Mail
Sign and return your proxy card in the
postage-paid envelope



Vote in Person at the Meeting
on August 5, 2026 at 11:00 a.m., Central time

Please refer to our proxy materials or the information forwarded by your bank or other holder of record to see which voting methods are available to you.

To Our Shareholders:

You are cordially invited to attend, and notice is hereby given of, the annual general meeting of shareholders of Flex Ltd., which will be held at our offices located at 12515-8 Research Blvd, Suite 300, Austin, TX 78759 U.S.A., at 11:00 a.m., Central time, on August 5, 2026, for the purposes summarized below and described in more detail in the accompanying proxy statement.

We encourage you to read the entire proxy statement carefully before voting. Unless the context requires otherwise, references in this notice and the proxy statement to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. or, as the case may be, Flex Ltd. and its subsidiaries. Flex is incorporated in the Republic of Singapore under the Companies Act 1967, which we refer to as the "Singapore Companies Act" or the "Companies Act 1967".

Important Notice Regarding Electronic Availability of Proxy Statement and Annual Report

We are pleased to furnish proxy materials to our shareholders on the Internet, as permitted by Securities and Exchange Commission ("SEC") rules. Commencing on or about June 24, 2026, we will make available to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to: (i) access the proxy statement and our annual report, (ii) submit their proxies via the Internet, and (iii) request a printed copy of our proxy materials.

Proxy Voting Matters

You may revoke your proxies at any time before they are voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Voting Matters at the Annual General Meeting

We are asking shareholders to vote on five proposals at the meeting:

- To re-elect all nine directors of the Company nominated for re-election (*Proposal No. 1*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2027 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration (*Proposal No. 2*);
- To approve, on a non-binding, advisory basis, our executive compensation (*Proposal No. 3*);
- To approve a general authorization for the Board of Directors to allot and issue ordinary shares (*Proposal No. 4*); and
- To approve a renewal of the Share Purchase Mandate permitting Flex to purchase or otherwise acquire its own issued ordinary shares (*Proposal No. 5*).

Resolutions Proposed for Shareholder Approval as Ordinary Business

Each of the resolutions proposed for approval by our shareholders is as follows:

1. To re-elect each of the following Directors, who will retire pursuant to Article 94 of our Constitution, to the Board of Directors:
   - **(a)** Revathi Advaithi;
   - **(b)** John D. Harris II;
   - **(c)** Michael E. Hurlston;
   - **(d)** Erin L. McSweeney;
   - **(e)** Charles K. Stevens, III;
   - **(f)** Maryrose Sylvester;
   - **(g)** Lay Koon Tan;
   - **(h)** Patrick J. Ward; and
   - **(i)** William D. Watkins.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2027, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

Resolutions Proposed for Shareholder Approval as Special Business

Each of the resolutions proposed for approval or vote by our shareholders is shown below:

3. To consider and vote on the following non-binding, advisory resolution:

   "RESOLVED THAT, the shareholders of Flex approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying proxy statement captioned 'Executive Compensation'."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Companies Act 1967, but subject otherwise to the provisions of the Companies Act 1967 and the Constitution of the Company, authority be and hereby is given to our Directors to:

(a) (i) allot and issue ordinary shares in the capital of the Company ("Ordinary Shares"); and/or

(ii) make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards (each, an "Instrument" and, collectively, "Instruments") that might or would require Ordinary Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into Ordinary Shares),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue Ordinary Shares pursuant to any Instrument made or granted by our Directors while this resolution was in force, provided that:

(i) the aggregate number of Ordinary Shares to be issued pursuant to this resolution (including Ordinary Shares to be issued pursuant to Instruments made or granted pursuant to this resolution) does not exceed 20% of the total number of issued Ordinary Shares as of the date of the passing of this resolution; and

(ii) unless revoked or varied by the Company in a general meeting, that such authority shall continue in force until the earlier of (1) the conclusion of the next annual general meeting of the Company or (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held."

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act 1967, the exercise by our Directors of all of our powers to:

(i) purchase or otherwise acquire issued ordinary shares in the capital of the Company ("Ordinary Shares") not exceeding in aggregate the number of issued Ordinary Shares representing 20% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding treasury shares and any Ordinary Shares which are held by our subsidiary(ies) under Sections 21(4B) or 21(6C) of the Companies Act 1967, as at that date); or

(ii) in the event that the Singapore Minister for Finance prescribes by notification such higher percentage in excess of 20% pursuant to Section 76B(3) of the Singapore Companies Act 1967, purchase or otherwise acquire Ordinary Shares not exceeding in aggregate the number of Ordinary Shares representing the percentage that is equivalent to the higher of:

(1) (where the Singapore Minister for Finance prescribes by notification a percentage equivalent to or in excess of 35%), 35%; or

(2) any other percentage that is lower than the percentage specified in sub-paragraph (1) above (but exceeds 20%) as prescribed by the Singapore Minister for Finance,

of the total number of issued Ordinary Shares as of the date of the passing of this resolution (excluding treasury shares and any Ordinary Shares which are held by our subsidiary(ies) under Sections 21(4B) or 21(6C) of the Companies Act 1967, as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(x) market purchases on the Nasdaq Global Select Market or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted; and/or

(y) off-market purchases (if effected other than on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act 1967, and otherwise in accordance with all other laws and regulations and rules of the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and hereby is authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) the maximum purchase price (excluding brokerage, commission, applicable goods and services tax, and other related expenses) that may be paid for an Ordinary Share purchased or acquired by the Company pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, at a premium of up to but not greater than 10% above the arithmetic average of the daily volume-weighted average prices of Ordinary Shares over the three full trading days ending on and including the second full trading day prior to the date on which the offer to effect the off-market purchase expires; and

(d) our Directors, acting independently or individually, be and hereby are authorized to complete and do all such acts and things (including executing such documents as may be required) as such Director(s) may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

Notes

Singapore Financial Statements

At the 2026 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited financial statements for the fiscal year ended March 31, 2026, together with the directors' statement and auditors' report thereon, in compliance with Singapore law. Shareholder approval of our audited financial statements is not being sought by the accompanying proxy statement and will not be sought at the 2026 annual general meeting.

Eligibility to Vote at Annual General Meeting

Receipt of Notice. The Board of Directors has fixed the close of business on June 8, 2026 as the record date for determining those shareholders of the Company who are entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on August 5, 2026, the date of the 2026 annual general meeting, will be entitled to vote at the 2026 annual general meeting.

Quorum

Representation in person or by proxy of at least 33-1/3% of all outstanding Ordinary Shares of the Company is required to constitute a quorum to transact business at a general meeting of our shareholders.

Proxies

A shareholder entitled to attend and vote at the 2026 annual general meeting is entitled to appoint a proxy to attend and vote on the shareholder's behalf. A proxy need not also be a shareholder. **Even if you plan to attend the meeting, we encourage you to vote promptly. You may vote your shares through one of the methods described in the enclosed proxy statement. A proxy card submitted by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2026 annual general meeting. Please review the instructions on the proxy card and notice of availability of proxy materials regarding the submission of proxies via the Internet, which provide, among other things, for the transmission of voting instructions up until 11:59 p.m. Eastern time on the day before the meeting.** You may revoke your proxy at any time before it is voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure Regarding Share Purchase Mandate Funds

Only funds legally available for purchasing or acquiring our issued Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore will be used by us to purchase or acquire our own issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued Ordinary Shares where our directors may decide that the consideration payable for the purchase or acquisition of Ordinary Shares may be either cash or satisfied by way of the transfer or distribution of shares of another corporation, which may be valued using a valuation method as determined by our directors. The amount of financing required for us to purchase or acquire our issued Ordinary Shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares are purchased or acquired, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the Company and its subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

Personal Data Privacy

By submitting an instrument appointing a proxy or representative to attend, speak and vote at the 2026 annual general meeting and any adjournment thereof, you (i) consent to our collection, use and disclosure of your personal data so that we and our agents or service providers can administer and analyze proxies and representatives appointed for the 2026 annual general meeting and prepare and compile attendance lists, minutes and other documents relating to the 2026 annual general meeting, and to comply with any applicable laws, listing rules, take-over rules, regulations or guidelines (collectively, the "Purposes"), (ii) confirm that if you provide us or our agents or service providers with the personal data of your proxy or representative, you have obtained that individual's prior consent for their information to be used for the Purposes, and (iii) agree to indemnify us in respect of any penalties, liabilities, claims, losses and damages that result from a breach of this confirmation.

By order of the Board of Directors,



Tay Hong Chin Regina
Company Secretary
Singapore
June 24, 2026

You should read the entire proxy statement carefully before you return your proxy card or otherwise submit your proxy appointment through electronic communications in the manner set out in the proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual General Meeting of Shareholders to Be Held on August 5, 2026. This notice of the annual general meeting, our proxy statement and our annual report to shareholders are available on our website at *https://investors.flex.com/financials/annual-reports/.*

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations and the planned separation of our cloud and power infrastructure business into an independent, publicly traded company, are forward-looking. You may identify forward-looking statements by words such as "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "project," "seek," "target," "continue," "likely," "possible," "might," "potential," "aim," and similar expressions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Important factors that could cause actual results to differ include those described in Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, including the "Risk Factors" that will be in the Form 10 registration statement to be filed with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Proxy Summary

This summary highlights selected information in this proxy statement. Please review the entire proxy statement and our 2026 Annual Report on Form 10-K before voting.


Place:
12515-8 Research Blvd, Suite 300,
Austin, TX 78759 U.S.A.


Time and Date:
11:00 a.m., Central time
August 5, 2026


Record Date:
June 8, 2026

Voting Matters at the Annual General Meeting

Proposal	Recommendation	Page Reference
1. Re-election of directors	⊘ **FOR** each director nominee	27
2. Re-appointment of Deloitte & Touche LLP	⊘ **FOR**	35
3. Advisory vote on executive compensation	⊘ **FOR**	38
4. General authorization to allot and issue ordinary shares	⊘ **FOR**	78
5. Authorization to repurchase ordinary shares	⊘ **FOR**	80

How to Cast Your Vote

Each Ordinary Share is entitled to one vote for each director nominee and one vote for each of the other proposals. Your vote is important to us, and we encourage you to vote using one of these methods:

Vote in Person at the Meeting  If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, you must request a "legal proxy" from the nominee in order to vote at the meeting. You will find instructions on how to request a "legal proxy" at www.proxyvote.com.

Vote via Internet  **at www.proxyvote.com**
Follow the instructions on your Notice. If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, your nominee may not permit you to vote online.

Vote by Mail  Sign and return your proxy card. If you do not have a proxy card, you can request one by contacting us at:
Flex Ltd.
12515-8 Research Blvd, Suite 300
Austin, Texas 78759 U.S.A.
Telephone: (512) 425-7929

Business Summary

Who We Are and What We Do

Flex is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

Our full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, and integrated services, plus a portfolio of power and cooling products. Over time, we have built differentiated scale and expertise across both technology-driven and regulated markets, enabling us to support customers with increasingly complex product, infrastructure, and compliance requirements. We partner with customers across a diverse set of industries including data center, healthcare, industrial, automotive, communications, and lifestyle.

Our three reporting business segments, serving distinct customer needs and end markets, are as follows:

INTEGRATED TECHNOLOGY SOLUTIONS	**Communications** high speed networking, enterprise and satellite communications systems **Lifestyle** premium products across commercial, home and personal product categories	REGULATED MANUFACTURING SOLUTIONS	**Industrial** automation, energy, and industrial infrastructure **Automotive** compute and power electronics platforms, and integrated systems **Healthcare** regulated manufacturing for medical devices, drug delivery, and equipment	CLOUD AND POWER INFRASTRUCTURE	**Cloud & Cooling** integrated compute systems and advanced liquid cooling solutions **Power** utility and facility-level electrical infrastructure and high-density rack- and board-level power systems

Our Integrated Technology Solutions ("ITS") segment serves customers building technology-driven, intelligent products that require fast innovation cycles, while our Regulated Manufacturing Solutions ("RMS") segment focuses on regulated, safety-critical markets requiring a high level of precision, compliance, and reliability. Together, ITS and RMS represent Flex's core design and engineering, advanced manufacturing and supply chain solutions business, combining product-centric innovation, regulated manufacturing expertise, and global execution at scale. These segments leverage a shared operating model, established manufacturing and supply chain infrastructure, and disciplined processes to serve customers across diversified end markets with varying complexity, regulatory requirements, and product lifecycles.

Our Cloud and Power Infrastructure ("CPI") segment is focused on delivering integrated compute systems, power, and cooling technologies that support large-scale cloud, data center, and AI-enabled infrastructure deployments. CPI programs are characterized by systems-level integration, high power density requirements, proprietary engineering, and complex global manufacturing and supply chain execution, including capabilities that extend across rack-level systems through facility and utility-level electrical infrastructure.

On May 5, 2026, we announced our intention to separate the Company into two independent, publicly traded companies: one comprising our CPI segment and the other comprising our advanced manufacturing and supply chain solutions business consisting of our ITS and RMS segments. The transaction is intended to qualify as a tax-free transaction for U.S. federal income tax purposes for the Company's shareholders. The spin-off is targeted for completion in the first quarter of calendar 2027, subject to certain customary conditions, including, among others, final approval by our Board of Directors, shareholders, and the High Court of the Republic of Singapore. Upon completion of the spin-off, our CEO Revathi Advaithi will serve as CEO of the new company, and as Chair of Flex's Board of Directors for a transitional period, and Michael Hartung, our current Chief Commercial Officer, will serve as CEO of Flex and is expected to be appointed to the Flex Board of Directors.

Our Strategy

Our strategy is centered upon enhancing our core manufacturing, supply chain, and lifecycle capabilities, including proprietary products and enabling technologies, while actively managing our portfolio to align our businesses with distinct customer requirements, operating models, and end markets. We actively invest in areas that strengthen our competitive positioning, whether through advanced product lifecycle capabilities, cutting-edge manufacturing and product technologies, or innovative processes and business methods. These include targeted investments in power, cooling, and systems-level capabilities to support critical digital infrastructure customers whose requirements differ from traditional manufacturing programs. At the same time, we continue to invest in and strengthen our advanced manufacturing and supply chain platform, built around the complementary capabilities of our ITS and RMS segments, to support customers requiring speed, flexibility, and compliance at global scale.

We continue to advance our expertise in factory automation, robotics, artificial intelligence, vertical integration, simulation, digital twins, and power technologies, reflecting the increasing demands of both advanced manufacturing and digital infrastructure customers. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities.

Innovation must scale under complexity.	Resilience demands adaptive supply chains.	Sustainability must hold under pressure.	Innovation turns uncertainty into advantage.	Customer commitments must be protected.
Build for speed, flexibility, and global scale through deep engineering, precision manufacturing, and connected factories.	Maintain continuity amid geopolitical, trade, and supplier risk with diversified sourcing, regionalization, and real time visibility.	Deliver circularity and transparency while balancing cost, availability, and regulatory complexity across the product lifecycle.	Apply advanced analytics, automation, AI, and scenario planning to anticipate disruption, optimize decisions, and reduce risk.	Meet delivery, quality, and time-to-market commitments through disciplined execution, fast decisions, and transparency

Fiscal Year 2026 Highlights

Fiscal year 2026 was another dynamic year, characterized by macroeconomic uncertainties and rapidly accelerating AI deployment. We delivered strong revenue growth through our continued focus on operational efficiency and disciplined execution. Key highlights from fiscal year 2026 include:

- Revenue of $27.9 billion, an increase of 8% year-over-year, driven by strength in Cloud and Power Infrastructure and AI-adjacent businesses;
- Cloud and Power Infrastructure segment revenue growth of 38%, exceeding our full-year target of 35%;
- GAAP earnings per share of $2.33; adjusted earnings per share of $3.30, a 25% increase year-over-year;
- GAAP operating margin of 4.9% and adjusted operating margin of 6.3%, achieving our fiscal 2027 target of 6%+ adjusted operating margins a year ahead of schedule; and
- Return of $944 million to investors through stock repurchases.
- Subsequent to fiscal year-end, we closed the acquisition of Electrical Power Products, Inc., strengthening our power portfolio with utility-grade solutions supporting grid modernization and electrification.

Corporate Governance Highlights (pg. 11)

Flex maintains strong corporate governance practices that promote Board effectiveness, accountability, and long-term shareholder value:

Board Structure and Independence

- Highly qualified Board with a diverse mix of skills, perspectives and tenures
- Independent Chair of the Board with clearly defined duties
- Seven of our nine directors are independent, and all three standing committees are fully independent
- Annual evaluation of Board composition and leadership structure. In fiscal 2026, we rotated committee leadership and memberships, including a new Compensation and People Committee Chair, reflecting our commitment to ongoing Board succession planning and continuity.
- Purposefully nominate directors with a range of backgrounds and skills to best oversee the management of Flex
- Active Board refreshment with balanced tenure: average tenure of 8.0 years, representing a mix of shorter-, mid- and longer-term service

Board Oversight

- Board actively engaged in strategic planning, conducting in-depth annual reviews and monitoring progress year-round
- Audit Committee oversees financial statement integrity, enterprise-wide risk management, and legal, compliance, cybersecurity, and AI risks
- Compensation and People Committee oversees executive compensation aligned with long-term strategy, human capital management, and talent development and succession planning
- Nominating, Governance and Public Responsibility Committee oversees the application of the Company's corporate governance and sustainability policies, and continuously assesses the capabilities and independence of the Board to ensure optimal composition
- Directors have direct access to senior business leaders and other employees

Strong Corporate Governance Practices

- Annual elections of all directors
- Responsive, active and ongoing shareholder engagement
- Prohibit short sales, hedging, and pledging of Flex securities by executive officers and directors
- Annual Board, committee and individual director evaluations
- Limits on outside public company board service
- Clawback policy for executive officers
- Robust share ownership requirements for executive officers and directors
- Comprehensive director orientation and continuing education programs
- Annual say-on-pay advisory vote on executive compensation

Our Board of Directors

You are asked to vote on the election of the following nine nominees to serve on our Board, all of whom currently serve on the Board. The information below reflects the current membership and leadership of each of the Board's committees.

Name and Principal Occupation	Independent	Director Since	Board Committees			Other Public Company Boards
			Audit	NG&PR	Compensation and People	
Revathi Advaithi CEO, Flex Ltd.	No	2019				Uber Technologies, Inc.
John D. Harris II Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.	Yes	2020	Ⓕ ●			Cisco Systems, Inc. ExxonMobil Corporation Kyndryl Holdings, Inc.
Michael E. Hurlston President and Chief Executive Officer, Lumentum Holdings Inc.	No	2020				Astera Labs, Inc. Lumentum Holdings Inc.
Erin L. McSweeney Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated	Yes	2020			●	None
Charles K. Stevens, III Retired Executive Vice President and Chief Financial Officer, General Motors Company	Yes	2018	Ⓒ Ⓕ	●		Genuine Parts Company Masco Corporation
Maryrose Sylvester Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd	Yes	2022		●	Ⓒ	Harley-Davidson, Inc. Vontier Corporation Waste Management, Inc.
Lay Koon Tan Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.	Yes	2012	Ⓕ ●			None
Patrick J. Ward Retired Vice President and Chief Financial Officer, Cummins Inc.	Yes	2022	Ⓕ ●		●	Corteva, Inc. Solstice Advanced Materials Inc.
William D. Watkins ✚ Retired Chief Executive Officer, Imergy Power Systems, Inc.	Yes	2009		Ⓒ		Nextpower Inc.

✚   Independent Chair of the Board
Ⓒ   Chair
Ⓕ   Audit Committee Financial Expert



Director Nominee Demographics

Board Independence

78% Independent, including our Chair

- Independent (7)
- Non-Independent (2)

Board Tenure

8.0 Average years of tenure

- 6 years or less (5)
- >10 years (2)
- 7-10 years (2)

Executive Compensation Highlights (pg. 39)

Our pay-for-performance philosophy links actual compensation to results. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also deliver a significant portion of executive pay in the form of equity awards, directly aligning executives' interests with our shareholders.

Base salaries	• No base salary increases for any of our NEOs for FY26.
Bonus	• FY26 bonus targets maintained for all of our NEOs.
Bonus payouts	• Bonus payouts ranged from 171% to 181% of target for our NEOs.
Performance share unit (PSU) payouts	• Maximum payout of 200% was earned for the relative total shareholder return (rTSR) PSUs for the three-year performance period ending in fiscal year 2026 (rTSR PSUs that vested in June 2025) based on achieving 75th+ percentile TSR relative to the peer group for the one-, two-, and three-year performance periods, including an absolute three-year TSR growth of 228.45%. • Maximum payout of 200% was earned for the adjusted EPS PSUs for the three-year performance period ending on March 31, 2026 based on achieving average adjusted EPS growth of 18.9% (excluding the impacts of acquisitions and divestitures).

Sustainability

Flex's purpose is to make great products for our customers that create value and improve people's lives. Sustainability is central to this purpose and is part of how we do business. Our sustainability strategy helps us address environmental challenges, create a better workplace for our employees, lead with integrity, and help accelerate a more sustainable supply chain.

We take a comprehensive approach to sustainability using strong management systems. Our sustainability program is based largely on the Responsible Business Alliance (RBA) requirements and covers environmental, labor, human rights, health, safety, and ethical standards. As a founding member of the RBA, Flex follows its guidelines. We also align aspects of our program with widely-used international frameworks, including the Global Reporting Initiative (GRI), Task Force on Climate-related Financial Disclosures (TCFD), and CDP.

Sustainability Governance

Strong governance is essential to our sustainability efforts. Our Board of Directors reviews our sustainability program each year. The Nominating, Governance and Public Responsibility Committee oversees our sustainability policies, programs, and related risks. Our executive management team receives regular updates from our global sustainability program office (PMO). We also have a sustainability leadership committee, a cross-functional group of leaders from operations, human resources, supply chain, legal, finance, and other areas. This committee meets regularly to share information and coordinate sustainability initiatives across the company.


Board Oversight
Board of Directors
Nominating, Governance and Public Responsibility Committee
Compensation and People Committee
Audit Committee
Executive Steering
Executive Leadership Team
PMO
Sustainability Team
Sustainability Leadership Committee
Ops
Facilities/ EHS
HR
Supply Chain/ Procurement
Engineering
IT
Legal
Strategy
BUs
IR
Finance
Operation Level
Site GMs
Sustainability Site Representatives
Employees

Sustainability Strategy and Goals

Our sustainability commitments focus on three areas: our world, our people, and our approach, and align with the UN Global Compact and UN Sustainable Development Goals. We focus on key areas where we believe we can make measurable and meaningful progress. We are committed to:

- Reducing our environmental impact;
- Investing in our communities;
- Advancing a safe and respectful work environment for all;
- Working with our customers and suppliers to reduce supply chain emissions; and
- Driving ethical practices with strong transparency.


Our world
Community
Environment
Our people
Labor practices
Health and safety
Our approach
Suppliers
Ethics
Customers
Governance
ALIGNED WITH UN SDG
United Nations Sustainable Development Goals (UN SDGs) Alignment
#3
Good Health and Well-being
#8
Decent Work and Economic Growth
#12
Responsible Consumption and Production
#13
Climate Action

Sustainability and Our People

Our global workforce includes approximately 150,000 employees including our contractor workforce. These individuals are among the industry's best makers, problem-solvers, innovators, and leaders, representing diverse cultures, experiences, and perspectives. We believe our success depends on how we manage our workforce, and we consistently work to attract, develop, engage, and retain talented people.

Human Capital Management Governance

Because our employees are essential to our success, our Board plays an active role in overseeing our human capital management. The Compensation and People Committee assists the Board in this oversight. The committee receives periodic updates on our workforce strategy, including corporate culture, compensation policies, and talent attraction, training, development and retention programs. The Compensation and People Committee also reviews the performance of and succession planning for our CEO and executive officers.

Workplace Culture and Talent Management

Culture shapes how we work with our stakeholders. Our values guide our behaviors and define our culture. We strive to have a values-driven culture that aligns with our purpose, mission, and strategy.

To support a high-performing culture, we continue to promote our "Ways of Working"—four specific behaviors that bring our values to life and guide how we make decisions. These behaviors help put our culture into practice. We reinforce them through training and performance management so they become a part of how we work every day. We use this framework to hire, train, and develop our employees with the skills needed for ongoing success.

OUR VALUES	OUR WAYS OF WORKING
We support each other as we strive to find a better way.	Learn and adapt Collaborate and share openly
We move fast with discipline and purpose.	Honor commitments
We do the right thing always.	Respect and value others

Human Rights

We are committed to respecting human rights throughout our operations and in our value chain. This commitment is reflected in our Code of Business Conduct and Ethics and our Human Rights Policy, which set expectations regarding legal compliance, ethical conduct, and human rights. Our Human Rights Policy aligns with the United Nations Guiding Principles on Business and Human Rights and the United Nations Universal Declaration of Human Rights, as applicable to our business operations, and applies to our Company, employees worldwide, and suppliers and vendors. We have also adopted a statement on forced labor and human trafficking that describes our global practices to address these risks.

Flex participates in recognized external initiatives, including the UN Guiding Principles on Business and Human Rights and the Responsible Business Alliance (RBA), a multi-industry coalition focused on responsible business conduct in global supply chains. Through the RBA's Responsible Labor Initiative, we collaborate with other companies to address risks of forced labor. Flex is also a member of the Global Business Initiative on Human Rights (GBI), which supports cross-industry engagement on business and human rights.

Talent Attraction, Development, and Retention

Attracting, developing, and retaining talent is important to our success. We provide training and development programs that support advancement from within while also hiring experienced external talent. These programs include a combination of in-person and virtual learning, mentoring, coaching, and external development opportunities. Employees also have access to courses and certifications through Flex Learn, our learning and development platform.

We conduct regular talent and performance reviews to assess performance, identify development needs, and support succession planning for key leadership roles. Our Ways of Working are incorporated into these assessments. The performance review process is designed to promote clear communication regarding performance expectations and feedback, and to support ongoing development.

To hear from our employees on how they experience working at Flex, we conduct an annual company-wide employee engagement survey, Flex Voice. Management reviews the results to identify strengths and areas for improvement. In fiscal year 2026, approximately 95% of employees participated in the survey, and the results reflected continued high levels of engagement.

Compensation and Benefits

Our total rewards program is designed to attract, motivate, and retain employees at all levels. Our compensation approach aims to attract and retain top talent while aligning pay with our financial goals and shareholder interests. We offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each country where we operate, our benefit plans offer a competitive mix of coverage options, including medical, dental, and vision insurance; short and long-term disability; flexible spending accounts; and other programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards remain competitive.

Employee Health, Safety and Wellness

Flex is committed to providing a safe, injury-free workplace. We promote a "zero-injury" culture through health and safety systems that use data-driven and risk-based approaches to monitor and report performance. We also provide programs to support physical, mental, financial, and social well-being, including on-site health centers at certain facilities and access to emotional and mental health programs for all employees.

2025 Sustainability Impact

During the 2025 calendar year, we continued our focus on sustainability activities, some of which are highlighted below.

- We continued to encourage employee volunteerism through initiatives such as our annual Giving Week, which provides opportunities for employees to support local communities across our global footprint.
- Employees around the globe participated in our annual Earth Day Challenge and World Humanitarian Day activities, supporting community projects aligned with local needs.
- We supported community engagement activities globally, including participation in disaster-preparedness initiatives such as the American Red Cross MapSwipe program, which helps improve emergency response planning.
- Through the Flex Foundation, we supported disaster relief efforts in response to flooding in Texas and in Sumatra and Aceh, Indonesia; wildfires impacting communities in California; and initiatives to provide safe drinking water following the earthquake in Cebu, Philippines.
- We continued to engage employees through a range of feedback and communication channels, including town halls, coffee talks, management workshops, training programs, recognition initiatives, and employee surveys.
- For more than a decade, we have supported employee development at certain locations through ongoing education and scholarship programs that provide full or partial funding for technical certifications, undergraduate degrees, or graduate degrees, depending on the program and location.
- All Flex sites maintain management systems covering health and safety, ethics, compliance, and labor practices, which are periodically assessed through audits using RBA methodologies and cross-functional teams. Sites are also required to have committees to address workplace safety.
- We provide multiple channels for employees and business partners to raise concerns or seek guidance, including our Ethics Hotline, web portal, and open-door practices, and we use these to address ethics and compliance matters.
- We continued to engage with customers and preferred suppliers on greenhouse gas (GHG) emissions reduction efforts.

Sustainability Partnerships and Recognition

In addition to being a founding member of the RBA, we are a member of the Responsible Minerals Initiative, Global Business Initiative on Human Rights, GRI Community, the Business Ethics Leadership Alliance by Ethisphere Company, the UN Global Compact Network, and the Ellen MacArthur Foundation. We also maintain our commitment to the World Business Council for Sustainable Development Pledge for safe water, sanitation, and hygiene (WASH) access.

Our commitment to sustainability has earned positive feedback from shareholders and recognition from leading sustainability rating agencies.



Flex Sustainability Rankings 2025

- Flex received strong marks from CDP (formerly known as Carbon Disclosure Project) for water security (B) and climate change (A-)
- Flex achieved an A rating from MSCI
- Flex was recognized as one of the 2026 World's Most Ethical Companies® by the Ethisphere Institute
- Flex received a Silver sustainability rating from Ecovadis in 2025

More information about our sustainability program is available in our annual sustainability reports at flex.com/company/sustainability. The information on our website and in our sustainability reports is not part of this proxy statement and is not incorporated by reference.

Corporate Governance

For more than 50 years, Flex has maintained a strong commitment to good corporate governance. We continue this legacy through ethical leadership, effective risk management, and compensation tied to performance, all designed to serve the long-term interests of our shareholders, customers, employees, and communities.

Board of Directors

Our Board of Directors oversees and guides our strategic and business planning processes, oversees how senior management runs our business, and leads succession planning for our CEO and other key executives. We maintain a board composition that provides effective oversight of our vision, purpose, and mission.

Board Leadership Structure

Our governance policies give the Board flexibility to select the leadership structure that best serves Flex at any given time, including whether to separate or combine the CEO and Chair roles, and whether to appoint a lead independent director.

Each year, our Board evaluates its leadership structure, considering director skills and qualifications, our evolving business needs, and how well the current structure is working. Following its most recent evaluation, and upon the recommendation of the Nominating, Governance and Public Responsibility Committee, the Board concluded separating the CEO and Chair roles, with an independent director serving as Chair, as the most effective leadership structure for Flex at the time. The Board believes this structure currently provides strong independent oversight while ensuring the leadership continuity needed for the Board to fulfill its responsibilities effectively. The Board will continue to evaluate its leadership structure annually to ensure it meets Flex's evolving needs.

In connection with the planned spin-off of our Cloud and Power Infrastructure segment announced on May 5, 2026, the Board expects to transition its leadership structure upon completion of the transaction. Following the spin-off, Ms. Advaithi is expected to serve as Chair of the Board for a transitional period (while also serving as CEO of the new company), and Michael Hartung is expected to become CEO of Flex. As a result, prior to or upon completion of the spin-off, the Board expects to amend its Governance Guidelines to provide that the Board of Directors will appoint a Lead Independent Director if the Chair of the Board is not an independent director under Nasdaq listing standards or if the Board otherwise deems it appropriate. The Lead Independent Director will play an important role in maintaining effective independent oversight of the Company.

Ms. Advaithi has served as our CEO and a member of our Board since February 11, 2019. Mr. Watkins, an independent director, has served as Chair of the Board since August 8, 2024.

The following chart illustrates the distinct responsibilities of our independent Chair of the Board and our CEO.



Independent Chair of the Board
William D. Watkins

- Oversees CEO succession
- Oversees the Board evaluation process
- Calls meetings of the Board and non-employee directors and presides at all Board meetings and executive sessions of the directors
- Provides management with feedback regarding the information that is necessary for the non-employee directors to effectively and responsibly perform their duties
- Acts as a liaison between the non-employee directors and the CEO on sensitive/critical issues



CEO
Revathi Advaithi

- Sets strategic direction for the Company
- Provides day-to-day leadership over Company operations
- Focuses on execution of business strategy, growth and development
- Guides senior management through the implementation of our strategic initiatives
- Sets the tone-at-the-top for company culture
- Develops and oversees enterprise-wide initiatives

Meeting Attendance



94%

Overall attendance by directors at the 8 Board meetings during fiscal year 2026

95%

Overall attendance by directors at Board and committee meetings during fiscal year 2026

Our directors are actively engaged in overseeing the Company through Board and committee meetings, as well as regular interactions with management. In fiscal year 2026, our Board held a total of 8 meetings, and our Audit Committee, Compensation and People Committee and Nominating, Governance and Public Responsibility Committee held, collectively, 23 meetings. Every director attended at least 75% of the Board and applicable committee meetings held during their period of service in fiscal year 2026, with an average attendance rate of 95%.

Directors are encouraged to attend the annual general meeting, but attendance is not required under our Corporate Governance Guidelines. Eight of our nine director nominees attended the 2025 annual general meeting.

Our independent directors meet regularly in executive sessions without management present. Our non-employee directors also meet periodically in executive session. Our independent Board Chair presides at these sessions.

Director Independence

Nasdaq rules require that a majority of our Board be independent. The Board makes an affirmative determination of each director's independence based on Flex's director independence guidelines, which follow Nasdaq's definition of "independence." The Board has determined that all directors are independent except for Ms. Advaithi, our CEO, and Michael E. Hurlston.

Mr. Hurlston has served as a director since 2020 and was previously deemed independent by the Board during each year of his service until February 7, 2025. On that date, Mr. Hurlston became the President and Chief Executive Officer and a member of the board of directors of Lumentum Holdings Inc. ("Lumentum"), a company with which Flex has had ordinary-course, arm's-length dealings during the last three fiscal years. Payments Flex made to Lumentum in fiscal year 2024 (before Mr. Hurlston accepted his current position at Lumentum) amounted to approximately 5.4% of Lumentum's consolidated gross revenues. Because the Nasdaq independence standard establishes a 5% threshold for such payments, Mr. Hurlston no longer meets the independence standard. Payments made by Flex to Lumentum in fiscal years 2025 and 2026 did not exceed 5% of Lumentum's consolidated gross revenues.

In making these independence determinations, the Board and the Nominating, Governance and Public Responsibility Committee considered certain transactions, relationships, and arrangements involving some of the directors. The Board concluded that these transactions, relationships, and arrangements did not compromise any director's independence. In particular, the Board considered the following relationships:

Ms. McSweeney is the Executive Vice President and Chief People Officer of UnitedHealth Group Incorporated ("UHG"), with which Flex had ordinary-course, arm's-length business dealings during fiscal year 2026. In each of the last three fiscal years, payments that Flex made to, or received from, UHG for goods or services did not exceed 1% of the Company's or UHG's consolidated gross revenues for that year, well below the 5% threshold in Nasdaq's independence standards.

In addition, Messrs. Harris, Hurlston, Stevens, and Watkins served as non-employee directors of other companies with which Flex purchased or sold goods and services on an arm's-length basis in the ordinary course of its business during fiscal year 2026. These companies include Astera Labs, Inc., Cisco Systems, Inc., Masco Corporation, and Nextpower Inc. (formerly Nextracker Inc.). The Board determined that these business relationships did not impair the independence of any of these directors.

Director Selection and Board Refreshment

Our Board, led by the Nominating, Governance and Public Responsibility Committee, regularly considers Board succession and refreshment. At least annually, the Board evaluates the skills needed as our business evolves and works to achieve the right balance and diversity of knowledge, experience, and capabilities.

Our Approach to Board Succession Planning

The Nominating, Governance and Public Responsibility Committee engages in ongoing succession planning by:

- assessing whether to adjust the size of the Board or add expertise in a particular area;
- evaluating whether prospective nominees have the relevant skills and experience; and
- considering how candidates would complement the existing Board composition.

For more information on the qualities and skills we look for in potential directors, see Proposal 1, which begins on page 27.

Our Board does not impose term limits or require directors to retire at a certain age. The Board believes that such policies could cause us to lose directors who have gained valuable insight into the Company and its operations over time. Instead, the Board relies on:

- regular evaluation of Board succession and refreshment needs;
- an annual evaluation process for deciding whether to re-nominate individuals; and
- ongoing assessment of the Board's composition against the Company's strategic priorities.

The Board believes that these practices are more effective means of ensuring Board refreshment and renewal while also allowing for continuity of service.

Balancing Experiences and Fresh Perspectives

Our Board seeks to balance the deep Company and industry knowledge that comes from longer-serving directors with fresh ideas and perspectives brought by newer directors. Flex has maintained a deliberate mix of tenures on the Board to achieve this balance. The average tenure of our director nominees reflects an appropriate balance between the diverse perspectives brought by newer directors and the institutional knowledge contributed by longer-serving directors.

Recent Board Refreshment Highlights:

- Since June 2020, five directors have joined our Board
- In August 2024, William D. Watkins was appointed Board Chair
- During fiscal year 2026, the Board rotated committee memberships and appointed a new Compensation and People Committee chair.

These actions reflect our commitment to Board evolution and leadership development, ensuring the Board continues to have the right mix of skills and perspectives to support Flex's strategic direction.

How We Identify Director Candidates

The Nominating, Governance and Public Responsibility Committee generally recruits, evaluates, and recommends Board nominees based on recommendations from directors and management. From time to time, we retain an independent, third-party search firm to help identify potential candidates. The Nominating, Governance and Public Responsibility Committee will consider recommendations submitted by shareholders and will evaluate such candidates using the same standards applied to all Board candidates. Shareholders can recommend qualified candidates by contacting our company secretary at Flex Ltd., 1 Kallang Place, Singapore 339211. Submissions that meet the criteria outlined above will be forwarded to the Nominating, Governance and Public Responsibility Committee for review. Shareholder recommendations for our 2027 annual general meeting should be made before February 24, 2027 to ensure adequate time for meaningful consideration. We did not receive any shareholder recommendations for the 2026 annual general meeting.



Source Candidate Pool from
- Independent Search Firm
- Shareholders
- Directors
- Management

In-Depth Review by the Committee
- Consider skills matrix
- Screen and consider qualifications
- Review independence and potential conflicts
- Meet with directors

Recommend Selected Candidate for Appointment to Our Board

Review by Full Board

Nominate Director

Director Commitments

When identifying candidates and annually evaluating whether to recommend existing directors for re-election, the Nominating, Governance and Public Responsibility Committee considers whether each director can commit sufficient time to serve effectively on our Board. The Committee reviews each director's outside commitments, including service on other public company boards.

We regularly review the board service policies of our largest shareholders and have set our own policy in the Company's Guidelines with Regard to Certain Governance Matters ("Governance Guidelines"). Under our policy, unless the Board approves otherwise, our directors may not serve on more than three other public company boards in addition to our Board and directors who are CEOs of public companies may not serve on more than one other public company board. The Board believes this policy helps attract exceptional director candidates while ensuring they have enough time to devote to our Board.

All directors comply with our board service policy. Mr. Hurlston serves on our Board pursuant to a Board-approved exception to the policy. In February 2025, Mr. Hurlston became the President, CEO and a director of Lumentum, a designer and manufacturer of optical and photonic products for cloud/AI applications. He also serves on the board of Astera Labs Inc. ("Astera"), a global leader in semiconductor-based connectivity solutions for AI and cloud infrastructure, where he has been a director since 2022 (prior to Astera's initial public offering in March 2024). The Board carefully reviewed Mr. Hurlston's time commitments and ability to serve effectively on our Board. After a thorough evaluation, the Board unanimously approved extending his policy exception, concluding that his continued service benefits both the Company and its shareholders. In making this determination, the Board considered the following factors:

- Relevant Industry Expertise: Mr. Hurlston brings decades of experience as an executive, including as CEO, in the semiconductor and technology industries. His deep knowledge of these sectors, which are directly relevant to Flex's business, provides valuable strategic insight and operational expertise to our Board.
- Demonstrated Commitment and Availability: Mr. Hurlston consistently demonstrates a high level of availability and commitment to our Board. He attended 100% of Board meetings in fiscal year 2026.

- Active Engagement: Mr. Hurlston is consistently prepared for meetings and provides exemplary participation, as demonstrated by his insightful questions and contributions to Board discussions and decision-making.
- Limited Committee Obligations: Mr. Hurlston does not serve on any of the standing committees of our Board, which reduces the additional time demands on his schedule.
- Cross-Board Experience: Mr. Hurlston's service on other public company boards provides him with valuable insights and best practices that enhance his contributions to our Board.
- Personal Commitment: Mr. Hurlston has assured our Board that he remains fully committed to dedicating the appropriate time to fulfill his duties as a director.

In addition, before accepting an invitation to serve on the board of any entity, each director is expected to notify the Company and allow a reasonable time for review by the Nominating, Governance and Public Responsibility Committee. The Board will take appropriate action following its review.

Board's Role in Risk Oversight

Our Board oversees risk management as a core responsibility. We have designed our enterprise risk management process to identify risks that may affect our strategic and operational goals. The process assesses the likelihood and potential impact of risks, and prioritizes our mitigation efforts accordingly. Both the full Board and each of its standing committees actively oversee and guide management on risk management.

Our Risk Oversight Framework

Our risk oversight framework helps the Board:

- Understand critical risks in our business and strategy across near-, medium-, and long-term time periods
- Allocate risk oversight responsibilities between the full Board and its committees
- Evaluate the effectiveness of our risk management processes
- Maintain regular communication with management on emerging risks, mitigation strategies and responsive actions

The Board receives regular updates on specific risks through multiple channels. These include reviews of corporate strategy and business plans, as well as regular reports from our standing committees. Our independent Board Chair supports effective risk oversight by ensuring a strong role for non-employee directors. Robust governance practices further strengthen the Board's effectiveness.

Board and Committee Responsibilities

The table below shows how the Board and its committees share responsibility for overseeing different types of risk.



Board of Directors

Primary responsibility for risk oversight, and assigns specific oversight duties to the committees of the Board. Oversees management's systems for identifying and mitigating risks

Audit Committee

- ☑ Reviews risk management policies and practices
- ☑ Oversees the enterprise risk management program
- ☑ Discusses major risk exposures and mitigation steps with management
- ☑ Reviews cybersecurity programs and policies, and oversees information controls and security risks
- ☑ Oversees financial, capital structure, operational, compliance, reputational, and strategic risks
- ☑ Reviews legal and regulatory matters and compliance policies and programs

Nominating, Governance and Public Responsibility Committee

- ☑ Oversees corporate governance policies and procedures
- ☑ Reviews risks in our corporate governance framework
- ☑ Oversees sustainability policies and programs, including risks and opportunities
- ☑ Assesses Board capabilities and independence
- ☑ Oversees Board communications and shareholder engagement

Compensation and People Committee

- ☑ Oversees executive compensation and equity plans administration
- ☑ Oversees CEO and executive succession planning
- ☑ Oversees human capital management strategy, including corporate culture, talent attraction, training, development and retention
- ☑ Oversees compensation recoupment (clawback) policies
- ☑ Reviews compensation practices to assess associated risks

Management

Management reports regularly to the Board and its committees on risk management policies and practices, and provides updates in their areas of responsibility:

Chief Financial Officer	**Chief Accounting Officer**	**General Counsel**
Chief Ethics and Compliance Officer	**Chief Human Resources Officer**	**Chief Operating Officer**
Chief Information Security Officer	**Head of Internal Audit**	**Chief Commercial Officer**

We have built a resiliency framework to prepare for and respond to crisis situations. This framework includes crisis management protocols, cybersecurity and information technology safeguards, and disaster recovery and business continuity planning. Our framework is adaptable because every crisis is unique. The Board receives regular updates from our executive leadership team on resiliency matters. We also consult with outside advisors who brief the Board periodically. The Board and each of its committees can engage outside advisors at any time for risk oversight matters.

The Audit Committee regularly reviews and discusses significant business, operational and reporting risks with management. The committee assesses the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program. The Audit Committee receives quarterly updates from our Chief Ethics and Compliance Officer on legal and compliance matters. These updates include reports on employee concerns raised regarding financial reporting and other compliance matters, and how those concerns were resolved.

In addition to general risk oversight during fiscal year 2026, the Board focused particular attention on geopolitical, sustainability, and cybersecurity risks, as described below.

Geopolitical and Trade Risk Oversight

During fiscal year 2026, the Board focused particular attention on geopolitical risks, including geopolitical conflict, evolving trade policy and tariffs, and their potential impact on the Company's global operations, supply chain, workforce, and customers. Oversight of these matters was integrated into the enterprise risk management and crisis management frameworks. Throughout fiscal year 2026, the Board and the Audit Committee received regular updates from management regarding geopolitical developments and related operational and financial risks, as well as mitigation strategies and contingency planning. This oversight included management's response to the missile attack that damaged our facility in Mukachevo, Ukraine. The Board was kept informed of actions taken to protect employee safety, activate business continuity and crisis response protocols, support affected employees, and manage operational and supply chain impacts. Through its oversight during fiscal year 2026, the Board sought to ensure that management maintained appropriate processes to monitor geopolitical developments and respond effectively to an increasingly complex global environment.

Sustainability Oversight

We recognize the importance of sustainability governance as part of our overall corporate responsibility and long-term value creation. Our Nominating, Governance and Public Responsibility Committee has primary responsibility for overseeing the Company's corporate governance, including sustainability policies and programs. In carrying out this responsibility, the Committee oversees sustainability matters such as human rights, climate change, and environmental risks and opportunities, and reviews current and emerging sustainability-related issues, trends, regulatory developments, and best practices.

The Nominating, Governance and Public Responsibility Committee receives reports from management on sustainability matters as appropriate and our Board reviews our sustainability program and receives updates on relevant sustainability efforts. In addition, our Compensation and People Committee periodically reviews our human capital management strategy.

Cybersecurity Oversight

The Board recognizes that cyber risks affect the entire enterprise. Our Audit Committee has primary responsibility for overseeing risks associated with our information technology and cybersecurity, including our plans to mitigate these risks and respond to data breaches.

The Audit Committee receives regular reports (at least quarterly) from our Chief Information Security Officer ("CISO") (and currently on an interim basis our Chief Information Officer ("CIO")) on cybersecurity matters. These reports cover: our cybersecurity risk profile; current and emerging cybersecurity threat landscape; status of ongoing cybersecurity initiatives; incident reports; and results of internal and external assessments of our information systems. The Audit Committee annually reviews the adequacy and effectiveness of our information and technology security policies and internal controls. The committee also periodically receives updates from our internal audit function on the results of our cybersecurity audits and related mitigation activities. The full Board receives annual briefings from our CISO (and currently on an interim basis our CIO) on cybersecurity matters. Should a material cyber incident rise to the level of a corporate crisis, the Board would be engaged, consistent with our crisis response protocols.

Our cybersecurity program includes protocols for preventing, detecting, addressing, and responding to cybersecurity incidents. The program encompasses: business continuity and disaster recovery planning and testing; security vulnerability assessments; and annual cybersecurity awareness training for all employees. We provide annual training to equip our employees with information they need to understand the dangers of social engineering, detect potential attacks, and take appropriate actions to protect our business. We engage independent security firms periodically to assess, audit, and certify components of our cybersecurity program. Our global information security management program is ISO 27001:2022 certified.

Director Orientation and Continuing Education

To provide effective oversight, our directors need a strong understanding of our business, strategy and the significant and emerging risks we face. To build and maintain this understanding, we offer our directors comprehensive orientation and continuing education programs.

The key objectives of our programs are to:

- Help directors stay well-informed and expand their knowledge of trends and issues relevant to our business and their role
- Keep directors current on leading and next-level boardroom practices
- Support directors in performing their oversight duties
- Help individual board members build skills in areas where they want to grow
- Update directors' knowledge about corporate governance issues, compliance matters and emerging issues and industry trends affecting our business

New Director Orientation

When a new director joins the Board, we provide an individualized orientation program so they can learn the roles and responsibilities of the Board and the committees on which they will serve. The program includes a review of the Company's purpose, strategy and our businesses and operations, technology and information security, sustainability, financial condition, legal and regulatory framework, risk management, and other relevant topics. New directors speak or meet directly with members of the executive team and other key employees to better understand our business and operations.

Director Continuing Education

We support current directors in their ongoing learning by offering continuing education opportunities. Each year, the Nominating, Governance and Public Responsibility Committee designs the structure and content of the annual director continuing education program. The program may include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums, and site visits. These opportunities give directors a first-hand understanding of our operations and a chance to interact with employees and management. As part of our program, our directors regularly attend focused sessions on current topics of interest.

In fiscal year 2026, director education topics included:

- ⊘ Global macroeconomic and geopolitical developments, including tariffs and trade policy
- ⊘ Corporate governance best practices, shareholder perspectives, and evolving investor expectations
- ⊘ Cybersecurity, information systems risk and technology governance, including oversight of information security and AI governance and risk management
- ⊘ Sustainability trends, including customer and investor views on sustainability and related regulatory updates
- ⊘ Talent strategy, executive compensation, and organizational health

We also encourage our directors to participate in appropriate educational programs offered by organizations outside of the Company, such as accounting firms, corporate governance trade organizations, law firms, and universities, to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. We reimburse directors for all reasonable fees and expenses associated with attending such programs, up to $10,000 per director in any fiscal year.

Board's Role in Executive Succession Planning

Our Board, with assistance from the Compensation and People Committee, regularly reviews and assesses succession plans for the Chief Executive Officer and other executive officers. This helps ensure that Flex continues to have the talent needed to successfully develop and execute our strategy. Our Board maintains a long-term program for effective senior leadership development and active succession oversight.

At least once a year, the Board, with assistance from the Compensation and People Committee, reviews succession plans and assesses our executives' strengths and development opportunities. In a separate Board meeting, the Board also discusses how to develop and retain executive talent. Directors become familiar with potential successors for key executive positions through various means, including regular organization and talent reviews, presentations to the Board, and formal and informal meetings.

Board Evaluation Process

Our Board is committed to continuous improvement and conducts an annual evaluation of its performance. This evaluation helps the Board assess its effectiveness, identify areas for growth, and ensure it continues to provide strong oversight of the Company, and inform Board succession planning and refreshment actions.

Our Nominating, Governance and Public Responsibility Committee oversees the annual evaluation process. Each year, the committee determines the structure and focus areas for the evaluation of the Board, its committees, and individual directors, taking into account current corporate governance practices. We generally conduct external board assessments every other year, supplemented by internal self-assessments in other years, though we retain flexibility to adjust this approach as needed. In 2025, our Board engaged an independent board governance consulting firm to assist with the evaluation process. The firm helped prepare and collect questionnaire responses, conducted individual interviews with each director, and facilitated evaluation discussions. In 2026, the Board conducted its annual evaluation through a self-assessment.

Key topics covered in our annual evaluations include:

- Overall performance, engagement and effectiveness of the Board, committees and individual directors
- Board and committee structure, processes, leadership, succession planning and refreshment
- Board and committee composition, including skills, experience and other relevant characteristics
- Quality of discussions and balance between presentations and dialogue
- Director access to the Board Chair, CEO and senior management

- Quality and clarity of materials provided to directors
- Communications between meetings
- Meeting frequency, length, agendas and content
- New director orientation and director continuing education
- The evaluation process itself and potential improvements

Our Board evaluation process follows the below steps:



Plan Evaluations

- The Nominating, Governance and Public Responsibility Committee determines the structure and focus areas of the evaluations, considering current governance best practices. Questionnaires are prepared and reviewed by the committee. These include open-ended questions to encourage robust feedback and promote candid commentary.

Conduct Evaluations

- Questionnaires are distributed. One-on-one interviews with committee chairs and individual directors are conducted, followed by Board and committee discussions. When an external firm is engaged, as in 2025, the firm collects questionnaire responses, conducts interviews, and shares the results with our Board Chair.

Review and Implement Feedback

- Our Board Chair leads an open discussion of the evaluation results with the full Board. Committee chairs lead their respective committee discussions and report key findings to the Board. When an external firm is engaged, the firm helps facilitate these discussions. The Board identifies focus areas and action items, which are communicated to management, as appropriate.

Based on director feedback from these evaluations and informal input throughout the year, we have made a number of enhancements to Board and committee practices. Recent improvements informed by evaluation feedback include refinements to oversight topics, adjustments to the frequency of reviews, and enhancements to the quality and focus of meeting materials. The Nominating, Governance and Public Responsibility Committee also considers evaluation results when assessing Board composition and committee assignments.

Board Committees

Our Board has established three standing committees: the Audit Committee, the Compensation and People Committee, and the Nominating, Governance and Public Responsibility Committee. Each committee is composed entirely of independent directors who bring in-depth knowledge, relevant experience, and specialized expertise to their oversight responsibilities. The Audit Committee and Compensation and People Committee members also meet the heightened independence requirements prescribed by the SEC and Nasdaq for members of such committees.

Each committee operates under a written charter adopted by our Board that clearly sets forth the committee's purposes, responsibilities, and membership qualifications. Committees review and assess the adequacy of their charters annually and recommend changes to the Board as appropriate. Current committee charters are available on our website under "Investor Relations—Governance."

All committees meet regularly in executive session without management present, fostering candid discussion among independent directors. Committees regularly report on their activities to the full Board. Each committee has the authority to engage independent outside advisors and counsel as it deems appropriate to assist with its work. From time to time, our Board may also form special committees to provide focused oversight on specific matters.

Audit Committee

COMMITTEE HIGHLIGHTS	11 meetings in fiscal 2026 **Attendance** **91**%	**Members** • **Charles K. Stevens, III (Chair)** • John D. Harris II • Lay Koon Tan • Patrick J. Ward	**Independence** Each member is independent and financially literate.	**Audit Committee Financial Expert** Our Board has determined that Messrs. Harris, Stevens, Tan and Ward each qualify as an "audit committee financial expert" under SEC rules.

Purpose

Assist the Board in overseeing the quality and integrity of Flex's financial statements and disclosures; accounting and financial controls; the independent auditors' qualifications, independence, and performance; the internal audit function; capital structure and financial risk; legal, ethical, and regulatory compliance; and cybersecurity, tax, and insurance programs.

Key Responsibilities

- Coordinate and facilitate communication about financial reporting and internal controls among auditors, management and the Board.
- Select, appoint and determine the compensation of our independent auditors; pre-approve all audit services.
- Oversee enterprise-wide risk management, including identification, monitoring and mitigation of key risks.
- Monitor select legal and regulatory matters as well as the Company's compliance programs.
- Review cybersecurity programs and other information technology risks, including artificial intelligence, at least quarterly; oversee plans to mitigate cybersecurity risks and respond to data breaches; annually review the adequacy and effectiveness of information and technology security policies.
- Review financial statements, earnings releases, and significant accounting policies prior to public filing or release.
- Oversee the internal audit function, including the internal audit plan and significant findings.

Compensation and People Committee

COMMITTEE HIGHLIGHTS	**6 meetings in fiscal 2026**	**Members**	**Independence**
	Attendance **100**%	• **Maryrose Sylvester (Chair)** • Erin L. McSweeney • Patrick J. Ward	Each member is independent.

Purpose

Assist the Board in overseeing Flex's compensation and succession of the CEO and executive officers, administer equity plans, and oversee the Company's global human capital management strategy.

Key Responsibilities

- Review and recommend to the Board the compensation of the CEO and other executive officers.
- Assist the Board with CEO and executive officer succession planning.
- Administer equity compensation plans, including granting incentive and equity-based awards.
- Oversee global human capital management strategy, including corporate culture and talent attraction, training, development, and retention programs.
- Oversee the Company's submissions to shareholders on executive compensation matters, including advisory votes on executive compensation (say-on-pay), and consider the results of such votes.

Delegation of Authority

The committee may form and delegate authority to subcommittees when appropriate. The committee may also delegate to the CEO the authority to grant equity awards to employees who are not directors, executive officers, or other senior employees who report directly to the CEO.

Compensation and People Committee Interlocks and Insider Participation

No member of the Compensation and People Committee has served as an officer or employee of Flex. No director has any interlocking relationship with another board or compensation committee requiring disclosure under SEC rules.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS	**6 meetings in fiscal 2026**	**Members**	**Independence**
	Attendance **100**%	• **William D. Watkins (Chair)** • Charles K. Stevens, III • Maryrose Sylvester	Each member is independent.

Purpose

Assist the Board in overseeing Board composition, governance policies, Board and committee performance, and shareholder communications.

Key Responsibilities

- Evaluate Board and committee composition and performance; recommend changes to membership and director compensation.
- Identify, recruit, and evaluate director candidates using a holistic approach that considers experience, expertise, business acumen, and background.
- Oversee new director orientation and continuing education programs.
- Shape and oversee corporate governance practices, including corporate responsibility and sustainability policies; monitor governance trends, regulatory developments, and best practices.
- Oversee Board engagement and communications with shareholders.

Stakeholder Engagement and Outreach

We believe that robust stakeholder outreach is essential to maintaining strong corporate governance practices. Ongoing communication with our stakeholders builds relationships and helps our Board and management team gather useful feedback on a wide range of topics. In our discussions with investors, we seek their input on a variety of topics, including corporate governance, sustainability, human capital management, and executive compensation, as well as other topics or trends investors may wish to discuss. We strive for a collaborative approach to solicit and understand a variety of perspectives.

We engage year-round with a range of stakeholders, including our shareholders, our dedicated workforce, trusted vendors, and global customers. As part of Flex's dedication to having a positive impact on all stakeholders, we have designed an engagement program that offers ongoing opportunities to provide feedback and influence our corporate activity and sustainable growth.

Year-Round Shareholder Engagement

Our Board and management team understand that engagement benefits both our shareholders and the Company. Because ongoing shareholder engagement is a priority, we maintain a robust engagement program throughout the year, as shown below.



Our Year-Round Engagement

First Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation to understand their perspectives
- Publish annual report and proxy statement
- Seek shareholder feedback on matters presented for votes at our annual general meeting
- Attend and participate in investor events to stay informed on emerging trends and concerns and maintain a connection with our investors

Second Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation to understand their perspectives
- Hold annual general meeting of shareholders and engage directly with any shareholders who attend the meeting
- Assess voting results from our annual general meeting
- Attend and participate in investor events to stay informed on emerging trends and concerns and maintain a connection with our investors

Third Quarter

- Board and management discuss annual general meeting results and shareholder feedback
- Determine follow-up actions based on shareholder input
- Review and plan topics and approach for shareholder engagement
- Attend and participate in investor events to stay informed on emerging trends and concerns and maintain a connection with our investors

Fourth Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation to understand their current perspectives
- Consider shareholder feedback regarding our practices
- Attend and participate in investor events to stay informed on emerging trends and concerns and maintain a connection with our investors

2026 Engagement Highlights

During fiscal year 2026, we proactively reached out to shareholders to solicit feedback about our business, corporate governance, executive compensation and sustainability programs through one-on-one sessions. We also obtain and share shareholder feedback with our Board and committees through our quarterly financial performance webcasts, analyst conferences and investor meetings.



Our outreach included our top 20 investors as of March 31, 2026 representing: **63%** of our share voting power

We heard from 11 of our top 20 investors representing: **49%** of our share voting power

9 of our top 20 investors either confirmed that they had no concerns to discuss or did not respond representing: **14%** of our share voting power

Shareholder Outreach Focus Areas

During these meetings and discussions, we listened to our shareholders' feedback on the following topics, as well as additional considerations:

- Capital allocation and long-term value creation strategy
- Corporate governance matters, including board composition and executive compensation program design and pay-for-performance philosophy
- Sustainability and climate-related matters, including circular economy initiatives and supply chain sustainability

Overall, we received positive feedback on our corporate governance, sustainability and compensation practices.

Corporate Governance Policies

Flex has implemented a comprehensive corporate governance framework that includes our Code of Business Conduct and Ethics ("CoBCE"), Governance Guidelines, and Board committee charters. All are available on the Governance page of the Investor Relations section of our website.

Governance Guidelines

Our Governance Guidelines provide guidance and policy regarding director qualifications, committee structure, board evaluations, director and officer share ownership guidelines, director independence, limits on other public company board service, and related-party transactions, among other topics.

Code of Business Conduct and Ethics

Our CoBCE provides the framework of ethics that governs our business and applies to all directors, officers, and employees. Among other things, our CoBCE addresses ethics, compliance, harassment, conflicts of interests, antitrust and competition, bribery, insider trading, cyber and information security, and protecting human rights. Flex was named one of the World's Most Ethical Companies® by the Ethisphere Institute in 2026 for a fourth consecutive year.

In fiscal year 2026, 99% of our eligible employees worldwide completed online CoBCE training. In keeping with SEC rules, we use the Investor Relations section of our website to disclose any substantive amendment to, or material waiver from, any provision of the CoBCE that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or any individual who performs similar functions.

Insider Trading Policy

We have adopted an insider trading policy that governs transactions in our securities by our directors, officers, and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable Nasdaq listing standards. A copy of our insider trading policy is incorporated by reference as Exhibit 19.01 to the Company's Annual Report on Form 10-K for the year ended March 31, 2026.

Notice & Proxy Statement

Annual Report

Shareholder Information

Shareholder Communications with the Board of Directors

Shareholders can contact the Board of Directors by emailing Board@flex.com. Company management reviews these communications and forwards them to the Board Chair, the full Board, or individual directors based on the subject matter. Communications unrelated to Board responsibilities may be redirected or excluded.

Fiscal Year 2026 Non-Employee Directors' Compensation

Non-Employee Director Compensation Program

Program Design and Objectives

Our non-employee director compensation program is designed to attract and keep highly qualified directors with the skills, experience, and character we need to serve on our Board. The program uses both cash and equity-based compensation to (i) recognize the time commitment, expertise, and responsibilities of Board service, (ii) align directors' interests with the long-term interests of our shareholders, and (iii) provide competitive compensation relative to peer companies.

Review of Non-Employee Director Compensation Program

The Nominating, Governance and Public Responsibility Committee reviews our non-employee director compensation program annually and recommends any changes to our Board. To inform this review, management compiles director compensation data from our comparison peer group. The committee periodically engages an independent compensation consultant to assist with this review. For information about our peer group, see "Compensation Discussion and Analysis–Executive Compensation Peer Group" on page 45.

In fiscal year 2026, the committee retained Frederic W. Cook & Co., Inc. ("FW Cook") to help the committee assess whether our director compensation, including the Board Chair's compensation, is competitive with peer company practices. The committee reviewed, among other things, cash compensation levels, the grant date fair value of restricted share unit awards, compensation trends, and share ownership guidelines. Based on this review and FW Cook's recommendations, the Board approved an increase in the annual discretionary restricted share unit award value from $200,000 to $235,000 (grant date fair market value) for fiscal year 2026.

Components of Non-Employee Director Compensation Program

Our non-employee director compensation program consists of two components:

- Annual cash compensation, in amounts that vary based on committee and chair service; and
- Annual discretionary restricted share unit awards.

Non-employee directors may elect to receive their annual cash compensation, or any portion thereof, in the form of fully vested, unrestricted shares of the Company. This share election option emphasizes equity compensation, which ties director pay to stock price performance. The Board believes this overall pay mix, which is consistent with peer practices, aligns directors' interests with those of our shareholders.

In addition to their annual compensation, non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings in person. Directors are also reimbursed for fees to attend continuing education courses, up to $10,000 per director per fiscal year.

We do not pay management directors for Board service in addition to their regular employee compensation. The compensation paid to our management director, Ms. Advaithi, for services provided as our CEO is discussed in the sections of this proxy statement titled "Compensation Discussion and Analysis" and "Executive Compensation."

Fiscal Year 2026 Annual Cash Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at certain of our previous annual general meetings, with the most recent modifications approved at our 2017 annual general meeting. The current arrangements include the following annual cash retainers, all of which are paid quarterly in arrears:

Annual Retainer Amount ($)	Role
90,000	Each non-employee director
15,000	Each member of the Audit Committee and the Compensation and People Committee, including the chairs
40,000	Chairs of the Audit Committee and the Compensation and People Committee
8,000	Each member of the Nominating, Governance and Public Responsibility Committee, including the chair
15,000	Chair of the Nominating, Governance and Public Responsibility Committee
50,000	Chair of the Board, in addition to the applicable retainers listed above

For non-employee directors serving less than a full quarter, cash compensation is pro-rated based on days actually served. Non-employee directors do not receive non-equity incentive compensation or participate in any pension or deferred compensation plans.

As noted above, non-employee directors may elect to receive their annual cash compensation in the form of Company shares, cash, or a combination thereof. Accordingly, each non-employee director can elect to receive the annual retainer(s) described above, in whole or in part, in the form of fully vested, unrestricted Ordinary Shares of the Company. A non-employee director making such an election will receive shares having an aggregate value equal to the portion of cash compensation exchanged, with the value based on the closing price of our shares on the date the compensation would otherwise have been paid in cash.

Fiscal Year 2026 Equity Compensation

Yearly Restricted Share Unit Awards

Each non-employee director is eligible to receive grants of restricted share unit awards at the Board's discretion. In accordance with the compensation program recommended by the Nominating, Governance and Public Responsibility Committee and approved by the Board, each non-employee director receives, following each annual general meeting, a restricted share unit award with a grant date fair market value of $235,000. These awards vest in full on the day immediately prior to the next year's annual general meeting. In fiscal year 2026, each non-employee director received a restricted share unit award covering 4,713 Ordinary Shares.

Initial Awards

New non-employee directors joining the Board receive a prorated portion of the annual restricted share unit award granted to continuing directors. These initial awards vest on the date immediately prior to our next annual general meeting.

Compensation for the Non-Employee Chair of the Board

The Board Chair receives additional compensation to recognize the significant time commitment and responsibilities of this leadership role. Consistent with our overall director compensation philosophy, the Nominating, Governance and Public Responsibility Committee seeks to provide competitive compensation that aligns the Chair's interests with shareholders' long-term interests. In addition to the cash compensation and equity grants described above, our Board Chair is entitled to receive an additional annual restricted share unit award with a grant date fair market value of $100,000. This award is granted following each annual general meeting and vests on the day immediately prior to the next year's annual general meeting. In fiscal year 2026, the Board Chair received a restricted share unit award covering 2,005 Ordinary Shares.

Non-Employee Director Share Ownership Guidelines

We require our non-employee directors to hold a minimum number of Ordinary Shares valued at five times their annual cash retainer for Board service. Based on the current $90,000 annual retainer, this equals a minimum shareholding requirement of $450,000. Directors have five years from their election date to meet this requirement. All of our current non-employee directors have met this ownership requirement.

Director Summary Compensation in Fiscal Year 2026

The following table sets forth fiscal year 2026 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)[1]	Share Awards ($)[2]	All Other Compensation ($)	Total ($)
John D. Harris II	105,000	235,000	—	340,000
Michael E. Hurlston[3]	—	325,000	—	325,000
Erin L. McSweeney	141,000	235,000	—	376,000
Charles K. Stevens, III	153,000	235,000	—	388,000
Maryrose Sylvester	117,000	235,000	—	352,000
Lay Koon Tan[4]	52,500	287,500	34,505	374,505
Patrick J. Ward	120,000	235,000	—	355,000
William D. Watkins[5]	122,250	375,750	—	498,000

(1) Represents cash compensation earned in fiscal year 2026 for Board and committee service.
(2) Represents the grant date fair value of restricted share unit awards granted in fiscal year 2026, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of restricted share unit awards is the closing price of our Ordinary Shares on the date of grant. For additional information regarding the assumptions used in these calculations, see Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2026, "Share-Based Compensation and Warrants," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. No stock option awards were granted in fiscal year 2026.
(3) In lieu of his cash compensation, Mr. Hurlston elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board service. As a result, he received restricted share units covering 1,412 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards."
(4) In lieu of half of his cash compensation, Mr. Tan elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and committee service. As a result, he received restricted share units covering 824 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards." Mr. Tan, a Singapore resident, incurred U.S. federal and Arizona state income taxes for serving on our Board. The Company paid $26,919 in U.S. federal income tax and $987 in Arizona state income tax directly to the relevant taxation authorities on his behalf for taxes related to Mr. Tan's meeting attendance in Austin, Texas and Sedona, Arizona. The Company also paid $4,785 for third-party tax return preparation and filing services and $1,814 to the I.R.S. related to a 2024 tax year notice. These amounts are included in the "All Other Compensation" column.
(5) In lieu of his cash compensation for the last fiscal quarter of fiscal year 2026, Mr. Watkins elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and committee service. As a result, he received restricted share units covering 519 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards."

The following table shows the number of Ordinary Shares underlying unvested restricted share units held by our non-employee directors as of the 2026 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Restricted Share Units (#)
John D. Harris II	4,713
Michael E. Hurlston	4,713
Erin L. McSweeney	4,713
Maryrose Sylvester	4,713
Charles K. Stevens, III	4,713
Lay Koon Tan	4,713
Patrick J. Ward	4,713
William D. Watkins	6,718

Non-employee directors do not hold any stock options.

Treatment of Unvested Restricted Share Unit Awards upon a Change of Control

All non-employee directors have outstanding restricted share unit awards. For information about how these awards are treated upon a change of control, see the section titled *"Potential Payments Upon Termination or Change of Control."*

Proposals to be Considered at the 2026 Annual General Meeting of Shareholders

Proposal No. 1: Re-election of Directors

Article 94 of our Constitution requires that at each annual general meeting, all of the current directors must retire from office. Retiring directors are eligible for re-election.

Upon the recommendation of our Nominating, Governance and Public Responsibility Committee, the Board of Directors has nominated all nine of our incumbent directors who will retire from office at the 2026 annual general meeting as required by Article 94 of our Constitution, for re-election.

If any nominee under Proposal No. 1 fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his or her re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he or she will not be re-elected and the size of the Board will be reduced accordingly. Abstentions, if any, will have no effect.

The Singapore Companies Act provides that we must have at all times at least one director ordinarily resident in Singapore. As Mr. Tan is the only member of our Board of Directors who is ordinarily resident in Singapore, if Mr. Tan is not re-elected at the 2026 annual general meeting, he shall be deemed to continue in his role as a director until we appoint another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies for the nominees for directors listed below under "Nominees to our Board of Directors." If any nominee is unable or declines to serve as a director at the time of the 2026 annual general meeting, the proxies will be voted for any nominee designated by the present Board of Directors, in accordance with Article 99 of our Constitution, to fill the vacancy. As of the date of this proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

 The Board recommends a vote **"FOR"** the re-election of each of the Director nominees.

Nominees to our Board of Directors - Skills, Qualifications and Backgrounds

Flex is committed to having a predominantly independent Board representing a range of critical skills. Our Nominating, Governance and Public Responsibility Committee is responsible for assessing the composition and performance of the Board and its committees, and for recruiting, evaluating, and recommending director candidates. Our Board believes a wide range of viewpoints is essential to effective board deliberations, corporate governance and oversight. We expect all directors to demonstrate high professional and personal ethics, have an understanding of the Company's business and industry, advanced education, broad business acumen, and strategic thinking.

For this year's election, the Board has nominated nine individuals who bring a variety of skills and experiences to the Board and represent the long-term interests of the Company's shareholders. Three of our nominees (33%) are women and three nominees (33%) are from underrepresented racial or ethnic groups. Our Board balances the in-depth knowledge of longer-serving directors with the fresh perspectives of newer members. Five of our incumbent director nominees have served on the Board for six years or less. Our nominees' collective experience covers a wide range of geographic regions and industries.

The following matrix highlights the specific experience, skills and qualifications that our director nominees bring to the Company and that are considered when evaluating director candidates.

		Revathi Advaithi	John D. Harris II	Michael E. Hurlston	Erin L. McSweeney	Charles K. Stevens, III	Maryrose Sylvester	Lay Koon Tan	Patrick J. Ward	William D. Watkins
Strategic Skills	Environmental and Sustainability	✓	✓	✓	✓	✓	✓		✓	✓
	Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Global Operations	✓	✓	✓		✓	✓	✓	✓	✓
	Supply Chain	✓	✓	✓		✓	✓	✓		✓
	Technology and Innovation	✓	✓	✓	✓	✓	✓	✓		✓
	Information Systems and Cybersecurity	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Business Development and Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓
Core Competencies	Public Company Board Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Financial, Accounting and Audit	✓	✓	✓		✓	✓	✓	✓	✓
	Risk and Compliance	✓	✓	✓		✓	✓	✓	✓	✓
	Industry Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓

Strategic Skills		**Environmental and Sustainability**	Experience in environmental and sustainability topics is instrumental to Flex's sustainability governance and our position as a sustainability leader.
		Human Capital Management	Experience in overseeing workforce strategy, including talent development, succession planning, organizational culture, and compensation. Informs oversight of leadership pipeline, employee engagement, and alignment of talent with strategic priorities.
		Global Operations	Experience operating in a global context by managing multinational businesses with complex geographic footprints, regulatory environments, and cross-border operations. Informs board-level perspective on global strategy execution, regional risk, organizational complexity, and the governance of internationally integrated enterprises.
		Supply Chain	Experience in supply chain networks, logistics, procurement, and operational execution across distributed manufacturing footprints. Informs oversight of cost structure, resilience, productivity, and the Company's ability to deliver consistently in dynamic and constrained environments.
		Technology and Innovation	Experience in the technology sector and driving technological innovation enables our Board to guide Flex's strategy regarding the design and manufacturing of proprietary products and advanced manufacturing solutions.
		Information Systems and Cybersecurity	Experience in understanding enterprise information systems and cybersecurity risks, including threats to data, systems, and digital infrastructure, including as a result of public company board service on a committee with cybersecurity risk oversight responsibilities. Informs oversight of system resilience, data protection, incident preparedness, and enterprise-wide cyber risk management.
		Business Development and Strategic Planning	Executive level experience developing and executing strategic initiatives, including market expansion, partnerships, and long-term planning. Informs oversight of enterprise direction, competitive positioning, and alignment between strategy and execution.
Core Competencies		**Public Company Board Governance**	Experience on other public company boards and familiarity with governance frameworks, fiduciary responsibilities, and board best practices in a public company environment. Supports effective oversight, independence, and alignment with shareholder interests.
		Financial, Accounting and Audit	Experience in accounting and audit functions and the ability to analyze financial statements and oversee audit processes and budgets provide critical oversight and support of Flex's public company reporting requirements and responsibility to shareholders and other stakeholders.
		Risk and Compliance	Experience identifying, prioritizing, mitigating, and managing enterprise risks, including strategic, operational, and financial risks, allows our Board to effectively fulfill its risk oversight responsibilities and supports resilience and long-term performance.
		Industry Leadership	Experience in executive positions within relevant sectors enhances our Board's ability to oversee management in areas that are fundamental to Flex's business, strategic plan, and growth. These sectors include advanced manufacturing solutions, data center management and digital infrastructure, automotive, healthcare, and power, energy and electrification.



Director Nominee Demographics

Board Independence

78% Independent, including our Chair

- Independent (7)
- Non-Independent (2)

Board Tenure

8.0 Average years of tenure

- 6 years or less (5)
- 7-10 years (2)
- >10 years (2)

Notice & Proxy Statement

Annual Report

Shareholder Information

The Nominating, Governance and Public Responsibility Committee considered the specific experience described below in determining that each individual nominee should serve on our Board of Directors.

Revathi Advaithi

Chief Executive Officer, Flex Ltd.

Director Since: **2019**

Age: **58**

Board Committee(s):
- None

Other Public Company Boards:
- Uber Technologies, Inc. (since 2020)

Career Highlights:
- Chief Executive Officer of Flex since February 2019
- President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company (2015 to 2019)
- President of Electrical Sector, Americas, of Eaton (2012 to 2015)
- Various positions of increasing responsibility at Eaton between 2008 and 2012, including Vice President and General Manager of the Electrical Components Division
- Several senior roles within the sourcing and supply chain functions at Honeywell between 2002 and 2008, including Vice President and General Manager of Honeywell's Field Solutions business
- Various positions at Eaton between 1995 and 2002, including leading the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai

Skills and Experience Supporting Nomination:
- Current service as Flex's Chief Executive Officer, with a broad and deep understanding of Flex, the industries in which it participates, and the strategic actions necessary to deliver long-term profitable growth, contributes essential knowledge and expertise to our Board
- Leadership experience in engineering, operations, logistics, and international supply chain management
- Cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility
- Globally minded, purpose-driven leader with a deep commitment to our culture and values

John D. Harris II

Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.

Director Since: **2020**

Age: **65**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- Cisco Systems, Inc. (since 2021)
- ExxonMobil Corporation (since 2022)
- Kyndryl Holdings, Inc. (since 2021)

Career Highlights:
- Vice President of Business Development for Raytheon Company and Chief Executive Officer of Raytheon International, Inc., a wholly-owned subsidiary of Raytheon Company, a global engineering and technology company focused on aviation, space and defense. In this role, he was responsible for worldwide sales and marketing, international business and government relations operations, as well as leading the execution of the company's global business strategy (2013 to 2020)
- Joined Raytheon in 1983 and held several leadership positions including Vice President and General Manager of Raytheon's Intelligence, Information and Services business (2012 to 2013); President, Raytheon Technical Services Company (2010 to 2012); Vice President, Contracts and Supply Chain for Raytheon (2005 to 2010); Vice President, Contracts for Raytheon's government and defense businesses; and Vice President of Operations and Contracts for Raytheon's former electronic systems business
- Served on the Radio Technical Commission for Aeronautics (RTCA) NextGen Advisory Committee, the National Advisory Council on Minority Business Enterprise with the U.S. Department of Commerce, and the Association of the United States Army's Council of Trustees

Skills and Experience Supporting Nomination:
- Proven track record in developing and managing large scale global businesses, with leadership in sales and marketing, supply chain, and government relations
- Technology, digital and cybersecurity experience as former president of Raytheon Technical Services Company and former general manager of Raytheon's Intelligence, Information and Services business, and as a board member of a public company global leader in information security
- Competencies in talent management, culture development and strategic planning based on his CEO and functional experience
- Public and non-profit board experience and government service experience

Michael E. Hurlston

President and Chief Executive Officer, Lumentum Holdings Inc.

Director Since: **2020**

Age: **59**

Board Committee(s):
- None

Other Public Company Boards:
- Astera Labs Inc. (since 2024)
- Lumentum Holdings Inc. (since 2025)

Recent Prior Public Company Boards:
- Synaptics Incorporated (2019-2025)
- Ubiquiti Networks, Inc. (2016-2021)

Career Highlights:
- President and Chief Executive Officer of Lumentum Holdings Inc., a designer and manufacturer of innovative optical and photonic products enabling cloud, optical networking, and laser applications worldwide (February 2025 to present)
- Chief Executive Officer and a member of the board of directors of Synaptics Incorporated, a global leader in IoT semiconductor solutions and human interface solutions combining IoT and AI (2019 to February 2025)
- Chief Executive Officer and a member of the board of directors of Finisar Corporation, a leader in optical communications (2018 to 2019)
- From 2001 to 2017, held various senior leadership positions in sales, marketing and general management at Broadcom Limited, a leading developer and supplier of a broad range of semiconductor solutions, and its predecessor corporation, including Senior Vice President and General Manager of the Mobile Connectivity Products / Wireless Communications and Connectivity Division
- Held senior marketing and engineering leadership positions at Oren Semiconductor, Inc., Integrated Circuit Systems, Inc., MicroPower Systems Inc., Exar Corporation and IC Works Inc. from 1991 to 2001
- Serves on the Board of Executive Trustees of the UC Davis Foundation

Skills and Experience Supporting Nomination:
- Current public company CEO experience, and extensive leadership and operational experience from senior executive positions at several technology companies
- Deep experience in the semiconductor industry provides our Board with valuable perspectives directly relevant to our business
- Significant technology and global experience, with advanced degrees in electrical engineering and business administration, and a proven track record of growing large businesses to achieve consistent profitable growth and market penetration
- Experience serving on public company, private company and non-profit boards

Erin L. McSweeney

Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated

Director Since: **2020**

Age: **61**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- None

Career Highlights:
- Executive Vice President and Chief People Officer of UnitedHealth Group Incorporated, responsible for developing and implementing the company's enterprise people and culture strategy (March 2022 to present)
- Executive Vice President, Chief of Staff for CEO, UnitedHealth Group Incorporated (February 2021 to February 2022)
- Executive Vice President and Chief Human Resources Officer of Optum, Inc., the global health services platform of UnitedHealth Group Incorporated with 180,000 employees worldwide (January 2017 to February 2021)
- Several positions of increasing responsibility during her 11-year career at EMC (now Dell EMC), including Executive Vice President and Chief Human Resources Officer (2015 to 2016); Senior Vice President, Human Resources, Products and Marketing (2013 to 2015); and Chief Human Resources Officer and Vice President, Virtual Computing Environment (2009 to 2012)
- Held several other CHRO roles across various industries

Skills and Experience Supporting Nomination:
- Highly experienced strategic change agent with a track record of elevating organizational performance and strengthening cultural values, with more than 30 years as a human capital management professional
- Expertise in leading all strategic and operational aspects of human resources, including organizational design, talent acquisition and management, total rewards, employee development, performance management, and succession planning
- Background and insights position her to oversee best practices in executive compensation and human capital management

Charles K. Stevens, III

Retired Executive Vice President and Chief Financial Officer, General Motors Company

Director Since: **2018**

Age: **66**

INDEPENDENT

Board Committee(s):
- Audit (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- Genuine Parts Company (since 2024)
- Masco Corporation (since 2018)

Recent Prior Public Company Boards:
- Eastman Chemical Company (2020-2024)
- Tenneco Inc. (2020-2022)

Career Highlights:
- Retired from General Motors Company (GM) in March 2019 after a 40-year career at the global automotive company that designs, manufactures, markets, and distributes vehicles and vehicle parts, and sells financial services
- Executive Vice President and Senior Advisor of GM (2018 to March 2019)
- Executive Vice President and Chief Financial Officer of GM, responsible for leading GM's financial and accounting operations worldwide (2014 to 2018)
- Chief Financial Officer of GM North America (2010 to 2014); Interim Chief Financial Officer of GM South America (2011 to 2013); led GM's financial operations for GM Mexico (2008 to 2010) and GM Canada (2006 to 2008)
- From 1994 to 2005, held several leadership positions in GM's Asia-Pacific region including China, Singapore, Indonesia, and Thailand

Skills and Experience Supporting Nomination:
- As former chief financial officer of GM, brings significant leadership experience in financial and accounting operations of a large, global publicly held manufacturing company
- Provides a valuable understanding of international financial matters, risk evaluation and management, mergers and acquisitions, and consumer goods
- Extensive experience in the automotive industry provides our Board with valuable perspectives directly relevant to our business
- Current and past public company board experience, with particular focus on audit committee service and leadership, including cybersecurity risk oversight experience as a member of audit committees of public company boards tasked with such responsibility

Maryrose Sylvester

Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd

Director Since: **2022**

Age: **60**

INDEPENDENT

Board Committee(s):
- Compensation and People (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- Harley-Davidson, Inc. (since 2016)
- Vontier Corporation (since 2021)
- Waste Management, Inc. (since 2021)

Career Highlights:
- U.S. Managing Director and U.S. Head of Electrification of ABB Ltd, a global technology company operating in the areas of electrification, robotics, power, and automation (June 2019 to August 2020)
- Held a broad range of leadership roles during more than 30 years at GE, including President and CEO of Current, a digital power service business delivering integrated energy systems (2015 to June 2019); President and CEO of GE Lighting, a leading global lighting provider (2011 to 2015); and President and CEO of GE Intelligent Platforms, an industrial automation provider (2006 to 2011)
- Global supply chain experience during tenure at GE including as Director of Sourcing for GE Lighting in Budapest, Hungary, and Global Sourcing Director for GE Lighting

Skills and Experience Supporting Nomination:
- Extensive experience in leading and transforming global industrial businesses, focused on innovation, operational improvement, and supply chain and logistics management
- Significant knowledge and expertise in product development and delivering technology-enabled and energy-efficient, sustainable solutions
- Experience serving on large public company, private company and non-profit boards

Lay Koon Tan

Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.

Director Since: **2012**

Age: **67**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- None

Career Highlights:
- Founding President and Chief Executive Officer and a member of the board of directors of STATS ChipPAC Ltd., a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions (2004 to 2015), after leading the formation of the company, and its predecessor, ST Assembly Test Services Ltd. (2002 to 2004). Mr. Tan joined ST Assembly Test Services Ltd. in 2000 as its Chief Financial Officer.
- Investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.
- Various senior positions in government and financial institutions in Singapore, including the United Overseas Bank Limited
- Holds a Bachelor of Engineering from the University of Adelaide, Australia where he was a Colombo Plan Scholar, and a Master of Business Administration from the University of Pennsylvania's Wharton School of Business, where he was a Palmer Scholar

Skills and Experience Supporting Nomination:
- Deep financial expertise and experience in investment matters and business development
- Experience in driving innovation and growth through entrepreneurial endeavors in the technology sector, including in the semiconductor industry
- Executive leadership experience, serving as chief executive officer and chief financial officer of leading global technology-based businesses

Patrick J. Ward

Retired Vice President and Chief Financial Officer, Cummins Inc.

Director Since: **2022**

Age: **63**

INDEPENDENT

Board Committee(s):
- Audit
- Compensation and People

Other Public Company Boards:
- Corteva, Inc. (since 2019)
- Solstice Advanced Materials Inc. (since 2025)

Career Highlights:
- Vice President and Chief Financial Officer of Cummins Inc., a global power leader that designs, manufactures, distributes and services engines and related technologies (2008 to 2019)
- Held a broad range of financial leadership positions after joining Cummins in 1987, including serving as vice president, engine business controller, and executive director, power generation business controller
- Prior to joining the Board of Corteva, Inc., Mr. Ward served as a director of E.I. du Pont de Nemours and Company, Inc. and remained a board member through its merger with DowDuPont Inc.

Skills and Experience Supporting Nomination:
- Broad experience across finance, risk management and strategy from his extensive experience as a chief financial officer and executive of a global public company
- Significant financial expertise, including in financial reporting, public accounting, capital markets, investment management and investor relations, through a broad range of global financial leadership positions including as a public company chief financial officer
- Several years of experience serving on public company boards, with particular focus on audit committee service and leadership, including cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility

William D. Watkins,
Independent Chair of the Board

Retired Chief Executive Officer, Imergy Power Systems, Inc.

Director Since: **2009**

Age: **73**

INDEPENDENT

Board Committee(s):
- Nominating, Governance and Public Responsibility (Chair)

Other Public Company Boards:
- Nextpower Inc. (since 2023)

Recent Prior Public Company Boards:
- Avaya Holdings Corp. (2017-2023)
- Maxim Integrated Products, Inc. (2008-2021)

Career Highlights:
- Chief Executive Officer (2013 to 2016) and Chairman of the Board (2015 to 2016) of Imergy Power Systems, Inc., a leading innovator in cost-effective energy storage solutions
- Chairman of the Board (February 2013 to December 2013) and Chief Executive Officer (2010 to February 2013) of Bridgelux, Inc., a leading light emitting diode (LED) developer
- Chief Executive Officer (2004 to 2009) and President and Chief Operating Officer (2000 to 2004) of Seagate Technology, a provider of electronic data storage solutions and systems, responsible for Seagate's hard disc drive operations, including recording heads, media, and other components, and related R&D and product development organizations
- Various other positions with Seagate Technology (1996 to 2000)

Skills and Experience Supporting Nomination:
- Extensive operational and management experience, including as CEO and COO, leading technology manufacturing businesses on a global scale
- Deep understanding of the electronics and semiconductor industries provides our Board with valuable perspectives directly relevant to our business
- Technology, digital and cybersecurity experience as an executive serving businesses in encryption, enterprise, desktop, mobile computing, and electronics industries
- Current and past board experience as a director of various public companies

The Board believes that Mr. Watkins' extensive experience and tenure on our Board makes him well suited to serve as the independent Chair of our Board.

Proposal No. 2: Re-Appointment of Independent Auditors for Fiscal Year 2027 and Authorization of our Board to Fix Their Remuneration

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our financial statements and records for the fiscal year ending March 31, 2027, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2027 annual general meeting. We expect that a representative from Deloitte & Touche LLP will attend the 2026 annual general meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

Deloitte & Touche LLP has been the Company's independent registered public accounting firm since 2002. The Company has been advised by Deloitte & Touche LLP that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates, for services performed during fiscal years 2026 and 2025. Fees for fiscal year 2026 reflect incremental services in connection with the previously announced planned spin-off of the CPI segment (the "Spin-off") and other strategic transactions. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal year	
(in millions)	2026 ($)	2025 ($)
Audit Fees	18.6	12.1
Audit-Related Fees	—	0.3
Tax Fees	5.0	0.9
All Other Fees	2.5	—
Total	**26.1**	**13.3**

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services related to rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory audits for the fiscal year ended March 31, 2026 that were approved during the fiscal year and regulatory filings or engagements, such as comfort letters, statutory audits, and consents and the review of documents filed with the SEC. Audit Fees for fiscal year 2026 include approximately $6.4 million of fees associated with the Spin-off.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit and not included in Audit Fees.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties. Tax Fees for fiscal year 2026 include approximately $3.9 million of fees related to the Spin-off.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services. All Other Fees for fiscal year 2026 consist of approximately $0.8 million related to advisory services rendered in connection with the Spin-off and other mergers and acquisitions activity, including financial due diligence.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated to its Chair pre-approval authority subject to predefined financial limits set by the Audit Committee, provided that any such decisions are required to be reported to the Audit Committee at its next regularly scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee also may pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

 The Board recommends a vote **"FOR"** the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2027 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

Message from the Audit Committee

We, the members of Flex's Audit Committee, assist our Board of Directors in overseeing financial accounting and reporting processes; systems of internal controls; the appointment, compensation and oversight of our external auditor; and our compliance with legal and regulatory requirements. We are committed to the values of independence and transparency in the discharge of our duties.

In furtherance of independent oversight, our Audit Committee is composed entirely of independent and financially literate directors, including four audit committee financial experts. Further, we annually assess the independence of our external auditors considering any non-audit fees or services and the tenure of our lead audit partner.

We also take measures to ensure transparency between ourselves, members of management, and our external auditors including holding regular private sessions with external auditors, maintaining open lines of communication with members of management, and performing annual assessments of the qualifications and work quality of our external auditors.

We typically hold at least 8 meetings each fiscal year, in connection with regularly scheduled Board meetings and the filing of quarterly and year-end financial results. Additionally, we meet as needed to address emerging concerns including financial and accounting practices and ethics and compliance concerns. Specifically, in discharging our oversight duties at each regularly scheduled Audit Committee meeting, we:

- review and discuss with management and Deloitte & Touche LLP our quarterly earnings press releases, related periodic reports filed with the SEC, and our audited financial statements for the fiscal year, as well as the overall quality of our financial reporting process;
- receive updates from Flex's Chief Ethics and Compliance Officer ("CECO") regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters, and annually review the performance of the CECO;
- receive updates from Flex's Vice President of Internal Audit regarding internal audit and risk management matters including the Audit and Risk Management Services reports, and annually review the performance of the Vice President of Internal Audit;
- review and discuss accounting and tax regulatory, procedural, and program updates;
- review and discuss with management, internal audit and Deloitte & Touche LLP the evaluation, execution, and effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002;

- review and discuss topics regarding information security and cybersecurity risks, which includes receiving regular updates from Flex's Chief Information Officer and/or Chief Information Security Officer, and the Company's strategy to mitigate these risks; and

- review and discuss with management significant business, operational and reporting risks and assess the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program.

For an exhaustive discussion of our responsibilities, we invite you to review our Audit Committee charter which we assess on an annual basis and revise, if necessary.

Audit Committee Report

The Audit Committee has reviewed and discussed with management and with our independent auditors, Deloitte & Touche LLP, our audited consolidated financial statements for the fiscal year ended March 31, 2026. The Audit Committee has also reviewed management's assessment and the auditors' evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026. Flex management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The Audit Committee discussed with our independent auditors the matters required under applicable rules of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee also discussed with the auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter required by applicable PCAOB requirements regarding auditor independence communications. The Audit Committee considered whether the provision of non-audit services by our independent auditors is compatible with maintaining auditor independence. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. The Audit Committee pre-approved all audit and permissible non-audit services performed by our independent auditors during fiscal years 2026 and 2025 in accordance with established procedures.

Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express an opinion on these statements. The independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

Based on the Audit Committee's discussions with management and our independent auditors and based on the Audit Committee's review of the audited consolidated financial statements, together with the auditors' reports and management's representations, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, which was filed with the SEC on May 20, 2026.

Submitted by the Audit Committee of the Board of Directors:

Charles K. Stevens, III	John D. Harris II	Lay Koon Tan	Patrick J. Ward

Proposal No. 3: Non-Binding, Advisory Resolution on Executive Compensation

We are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers (NEOs) as reported in this proxy statement in the "Compensation Discussion and Analysis" and the compensation tables and accompanying narrative disclosure under "Executive Compensation."

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance goals and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.

We strongly encourage shareholders to read the Compensation Discussion and Analysis section of this proxy statement in detail. This section describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives and shows the link between our performance and our executives' incentive compensation. We also encourage shareholders to review the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

While the vote on this resolution is advisory and not binding on the Company, each member of the Compensation and People Committee, along with the Board, values the perspectives of our shareholders and will consider the results of this vote when making decisions regarding future executive compensation arrangements. We have held a say-on-pay advisory vote on an annual basis since 2011, with the next vote anticipated to occur at our 2027 annual general meeting.

 The Board recommends a vote **"FOR"** the approval of the non-binding, advisory resolution on executive compensation.

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in the Company's proxy statement for the 2026 annual general meeting of shareholders.

Submitted by the Compensation and People Committee of the Board of Directors:

Maryrose Sylvester   Erin L. McSweeney   Patrick J. Ward

Compensation Discussion and Analysis

This CD&A is organized into the following key sections:

Introduction

In this Compensation Discussion and Analysis (CD&A) section, we discuss the material elements of our compensation programs and policies, including our overall compensation philosophy and program objectives, and how and why the Compensation and People Committee arrived at specific compensation policies and decisions involving our NEOs. Our NEOs for fiscal year 2026 were:

Name	Position
Revathi Advaithi	Chief Executive Officer
Kevin Krumm	Chief Financial Officer
Kwanghooi (Hooi) Tan	Chief Operating Officer
Michael P. Hartung	President, Chief Commercial Officer
Scott Offer	Executive Vice President, General Counsel

Executive Summary

Our pay programs align executive compensation with Company performance and shareholder value creation. We use a mix of performance metrics that reward different aspects of Company achievement across short-term and long-term objectives.

Performance and Company Highlights for Fiscal Year 2026

During fiscal year 2026, we delivered another year of strong performance, finishing in a position of strength with record margins, robust cash flow, and growth across critical end markets that created meaningful value for our shareholders.[(A)]

- One-year and three-year Flex TSR of 98% and 291%, respectively.

- Adjusted operating profit (OP) grew by 21% year-over-year, following 15% growth in fiscal year 2025 over 2024. Fiscal year 2026 adjusted OP performance was very strong, driven by favorable portfolio mix and operational efficiency.

- Closed the year at a cash position of $2.4 billion.

- Returned $944 million to our shareholders through stock repurchases.

- In addition to the above performance, in fiscal year 2026, the Company achieved adjusted gross margin of 9.5% and GAAP gross margin of 9.2%, adjusted operating margin of 6.3% and GAAP operating margin of 4.9%, and adjusted earnings per share (EPS) of $3.30 and GAAP EPS of $2.33.

(A) Adjusted OP, adjusted gross margin, adjusted operating margin and adjusted EPS are non-GAAP financial measures. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

The short-term incentive program for the NEOs in fiscal year 2026 used the following financial metrics: revenue, adjusted OP, and adjusted free cash flow (FCF). For fiscal year 2026, we continued our performance share unit (PSU) program tied to relative TSR and adjusted EPS growth as a long-term incentive (LTI) vehicle. These are the same metrics we focused on in our quarterly performance updates to shareholders. Our recent history of performance on these four metrics is shown below.



Note: See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Our adjusted FCF performance and improved profitability supported our return of capital to shareholders through our share repurchase program, as shown below.



Compensation Highlights for Fiscal Year 2026

Our pay-for-performance philosophy links actual compensation to results. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also deliver a significant portion of executive pay in the form of equity awards, directly aligning executives' interests with our shareholders.

- **No base salary increases for any of our NEOs for FY26.**
- **FY26 bonus targets maintained for all of our NEOs.**
- **Bonus payouts ranged from 171% to 181% of target for our NEOs.**
- **PSU achievements and payouts:** Maximum payout of 200% was earned for the PSUs tied to relative total shareholder return (rTSR) covering the three-year performance period ending in fiscal year 2026 (vested in June 2025). Final payout of the rTSR PSUs was based on achieving 75th+ percentile TSR relative to the peer group for the one-, two-, and three-year performance periods, including an absolute three-year TSR growth of 228.45%. For the PSUs tied to adjusted EPS growth, a maximum payout of 200% was earned for the three-year performance period ending on March 31, 2026, based on achieving average adjusted EPS growth of 18.9% (excluding the impacts of acquisitions and divestitures).

Summary of Compensation Program Changes for Fiscal Year 2026

For fiscal year 2026, the Company made the following refinements to the design of its compensation program, as described below.

Program Element	Fiscal Year 2026 Design Changes	Rationale for Change
Long-Term Incentive Equity Award Mix	Increased the weighting of PSUs to 67% (from 50%), and decreased RSUs to 33% (from 50%)	To place a greater emphasis on driving performance and delivering shareholder value
Long-Term Incentive EPS PSU Payout Scale	Increased the maximum payout potential to 250% of target (from 200%); capped at 200% of target when relative TSR is in the bottom quartile of the peer group	To incentivize exceptional EPS performance over a three-year period, while ensuring payouts are supported by adequate shareholder returns
Annual Incentive Bonus Metrics	Removed the sustainability modifier from the bonus plan	NEOs and functional leaders incorporate sustainability goals into their individual objectives for the year. This realignment supports coordinated execution across the pillars of our sustainability program and promotes shared, team-based accountability.

Fiscal Year 2026 Executive Compensation Summary

Our executive compensation program is structured to be competitive and allow us to attract and retain a high-caliber leadership team. Further, it is intended to provide direct alignment between pay and performance. The illustrations below show the key elements of direct compensation for our NEOs in fiscal year 2026 and how those elements were allocated. A majority of target pay is performance-based, with 92% at-risk for our CEO and 83% at-risk for our other NEOs (on average), as detailed below.

Fiscal Year 2026 Target Total Direct Compensation(1)


Ms. Advaithi (CEO)(2)
92%
At-Risk
8%
14%
26%
52%
66%
Performance-Based
Other NEOs(3)
83%
At-Risk
17%
19%
21%
43%
62%
Performance-Based
Base Salary
Annual Cash Incentive
PSUs
RSUs

(1) PSUs are shown at face value (the target number of shares awarded multiplied by the closing stock price on the grant date).
(2) Excludes Supplemental Equity Award granted to Ms. Advaithi in fiscal year 2026, further described on page 55.
(3) Represents an average for Messrs. Krumm, Hartung, Tan and Offer.

Variable Compensation Element	Description
Short-Term Incentive Vehicles & Weights Corporate: 25% Revenue; 40% Adjusted OP; 35% Adjusted FCF Segment NEOs: 16% Segment Revenue; 24% Segment OP; 60% Corporate Results	Corporate executives are measured entirely on Flex financial objectives. Segment NEO metrics measured 60% based on corporate results and 40% on segment results (16% on segment revenue and 24% on segment OP).
(+/-10%) Individual performance bonus modifier	All NEOs are measured against individual goals that can modify bonus payouts.
Long-Term Incentive Vehicles & Weights 20% Relative TSR PSUs 47% Adjusted EPS Growth PSUs (with rTSR cap modifier) 33% Service-Based RSUs	20% are PSUs that may be earned based on Flex's TSR relative to that of the TSR peer group over 12-, 24- and 36-month periods, with earned shares vested and delivered at the end of the 36-month performance period. 47% are PSUs that may be earned based on Flex's Adjusted EPS growth over three annual periods, with earned shares vested and delivered at the end of the 36-month performance period. PSUs tied to Adjusted EPS growth are capped at 200% of target when relative TSR is in the bottom quartile of the peer group. 33% are RSUs that vest in equal annual installments over a three-year period.
Deferred Compensation	Long-term cash incentives under our Deferred Compensation Plan have a target value equal to 30% of salary for each NEO, with 50% of funding fixed and 50% of funding linked to corporate bonus payout achievement.

Compensation Philosophy

Flex's compensation philosophy centers on meaningful pay-for-performance alignment. Our programs link executive pay to the Company's short-term and long-term objectives and the creation of shareholder value. We design our compensation programs to attract, retain, and motivate top executive talent by offering competitive pay opportunities tied to rigorous performance goals, while balancing the need to avoid excessive risk-taking and maintaining cost discipline. We actively manage our pay-for-performance philosophy as described below.

Program Feature	Overview
Competitive pay	• We regularly benchmark pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for our NEOs to manage fixed costs and emphasize paying for performance.
Substantial emphasis on at-risk compensation	• Programs are designed to link pay delivery to the achievement of pre-determined performance goals that directly correlate with enhanced shareholder value. • 92% of Ms. Advaithi's fiscal year 2026 target total direct compensation was at-risk (excluding the one-time supplemental performance-based equity award granted in fiscal 2026) and, on average, 83% of target total direct compensation for our other NEOs was at-risk. • At-risk compensation is based on the achievement of core financial metrics and/or is subject to market risk based on stock price and/or relative TSR performance. Incentive outcomes are based on a formulaic calculation of results against pre-determined financial or TSR-based performance targets. • Formulaic funding results under the annual incentive plan are modified based on individual performance (+/-10 percentage points). • The Board, or the Compensation and People Committee if so delegated by the Board, maintains the authority to adjust annual incentive bonus payouts if such payouts do not align with the Company's overall performance.
Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, we believe that shareholder value is built over the long term. • For Ms. Advaithi's fiscal year 2026 target total direct compensation, 78% was in the form of long-term incentives, two-thirds of which are linked to the achievement of relative TSR performance or adjusted EPS growth goals (excluding the one-time supplemental performance-based equity award granted in fiscal 2026). On average, 64% of target total direct compensation for our other NEOs was in the form of long-term incentives, tied to achievement of the same objectives as Ms. Advaithi. For additional information on Ms. Advaithi's one-time supplemental performance-based equity award, see the section titled "*Other Long-Term Incentive Compensation Award Granted during FY26*" on page 55. • We emphasize the NEOs' alignment with our shareholders' long-term interests by enforcing rigorous share ownership guidelines.

Our compensation program is highly responsive to changes in our operating and stock price performance, as illustrated below with respect to our CEO's total direct compensation.



Fiscal Year 2026 CEO Compensation Performance Scenario Comparisons (Illustrative)[1]

(1) Excludes the one-time supplemental performance-based equity award granted in fiscal year 2026.
* Grant date value of PSUs is based on the closing stock price on the date of grant (face value).

Illustrative Assumptions	Bonus & RSU Payouts	Stock Price
Low Performance Scenario	50% of Target	$21.79 (Grant Price -50%)
High Performance Scenario	150% of Target	$65.36 (Grant Price +50%)

Notice & Proxy Statement

Annual Report

Shareholder information

Compensation-Setting Process and Decisions for Fiscal Year 2026

Alignment with Compensation and Corporate Governance Best Practices

The Compensation and People Committee regularly reviews our compensation programs, peer company data, and best practices in executive compensation. We have adopted corporate governance and compensation practices and policies that our Compensation and People Committee, along with our Board, believes help to advance our compensation goals and philosophy.

What We Do

- Our Compensation and People Committee is composed entirely of independent members with a robust review process.

- We use a pay-for-performance executive compensation model that focuses primarily on corporate performance, with the majority of executive compensation at-risk and long-term.

- We maintain a recoupment policy so we can clawback compensation paid to an executive officer in the event of a material restatement of financial results.

- Our Compensation and People Committee retains an independent compensation advisor.

- We conduct regular shareholder outreach and consider shareholder advisory votes and views in determining executive compensation strategies.

- We maintain robust share ownership guidelines for NEOs and Directors.

What We Do Not Do

- We do not enter into NEO employment agreements.

- We do not pay severance in the event of an executive's voluntary resignation or retirement.

- We do not allow hedging or short sales of Company equity, and we do not permit using our shares as collateral for margin accounts or pledging of Company equity as collateral for loans.

- We do not provide excise tax gross-ups with respect to compensation provided in connection with a change of control event.

- We do not have automatic single-trigger accelerated vesting of equity awards upon a change of control.

- We do not provide excessive or non-customary executive perquisites.

- We do not pay dividends or dividend equivalents on our unvested equity awards.

- We do not permit option/SAR repricing (including cash buyouts) under our equity incentive plan without shareholder approval.

Compensation and People Committee

The Compensation and People Committee oversees compensation of our CEO, all other NEOs, and our other executive officers, recommending appropriate pay levels to our Board. The Committee also administers our equity compensation plans, evaluates the effectiveness of our executive compensation programs, monitors say-on-pay results, and reviews talent assessment and succession planning.

The Compensation and People Committee regularly assesses our compensation programs to ensure they support our business and human capital strategies. It also monitors market trends and changes in competitive pay practices. Based on these reviews, the Committee may approve program changes or recommend such changes to our Board.

Say-on-Pay Vote

The Compensation and People Committee believes our executive compensation program reflects our pay-for-performance philosophy and properly aligns executive incentives with long-term shareholder value creation. Each year, we evaluate our program considering the Company's strategic direction, market conditions, shareholder views (including our say-on-pay results), and governance considerations.

At our 2025 annual general meeting, we had strong support for the compensation of our NEOs, with 95.8% of the votes cast in favor of our say-on-pay resolution. We continue to evaluate our compensation program by taking into account the voting results, shareholder feedback, and other factors used in assessing the program as discussed in this CD&A.

Independent Consultants and Advisors

The Compensation and People Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting, and other advisors. During fiscal year 2026, the Compensation and People Committee retained FW Cook as its independent compensation consultant.

FW Cook furnished the Compensation and People Committee reports on the following topics: peer group composition, compensation data and analysis relating to the compensation of our NEOs, short- and long-term compensation program design, compensation program risk assessment, annual share utilization and shareholder dilution levels resulting from equity plans, executive share ownership and retention values, perquisites reviews, and regulatory updates.

The Compensation and People Committee confirmed that there are no personal or business relationships between any FW Cook employee and any member of the Compensation and People Committee or any NEO beyond the Flex relationship. Based on this information and other factors, including the factors set forth under Rule 10C-1 under the Exchange Act, the Compensation and People Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and People Committee. Outside of engaging on executive and Board member compensation and related matters, FW Cook does not provide any other services to the Company.

Role of Executive Officers in Compensation Decisions

The Compensation and People Committee meets with our CEO and other executives to obtain recommendations with respect to the structure of our compensation programs. The CEO and certain other executives also assess the performance of other individual executives and make recommendations regarding their compensation. Decisions related to the compensation of the CEO (including recommendations to the Board regarding the same) are made independently by the Compensation and People Committee, without input from management. In addition, our CEO and other executives develop recommendations for performance measures and target performance goals under our incentive plans based on management's business forecast—both at the Company and segment levels. These recommendations are approved by the Compensation and People Committee as well as by our Board when appropriate.

Executive Compensation Peer Group

Relying upon data provided by our independent compensation consultant, the Compensation and People Committee undertakes a review, on an annual basis, of the compensation peers that we use to provide insight into market-competitive executive pay programs, levels and practices. The criteria used to develop the peer group were largely unchanged from fiscal year 2025, continuing with revenue and market cap as the financial measures, as well as similar industry focus and publicly listed companies with headquarters in the U.S. as the other selection criteria. Applying these criteria, carried over from fiscal year 2025, did not result in any peer group changes – Flex continued with the same 14 peer companies as in fiscal year 2025.



Peer Group Criteria & Rationale

Public Company — Ensures market data availability.

United States Headquarters — Ensures labor market overlap.

Manufacturing with a Technology Focus[1] — Ensures alignment with industry practice.

Revenue — Ensures alignment with business size and complexity.

Market Cap — Ensures alignment between LTI awards and the value of the Company's stock.

(1) Initial industry selection criteria focused on companies assigned to the following GICS codes: Hardware and Equipment (4520) and Capital Goods (2010). Additional selection criteria were:
- Emphasis on technology and electronics or other specialty manufacturers (rather than pure distributors); and
- Business-to-business technology, machinery, or electronic peripheral providers.

Notice & Proxy Statement

Annual Report

Shareholder Information

Our peer group for fiscal year 2026 compensation decisions consisted of the following companies:

Arrow Electronics, Inc.	Jabil Inc.	TD SYNNEX Corporation
Avnet, Inc.	PACCAR Inc.	Textron Inc.
Corning Incorporated	Parker Hannifin Corporation	Western Digital Corporation
Cummins Inc.	Sanmina Corporation	Xerox Holdings Corporation
Hewlett Packard Enterprise Company	Seagate Technology Holdings plc	

The peer group revenue and market cap summary statistics, as of the time of the analysis, are shown below.





In addition to our peer group companies, the Compensation and People Committee reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex's compensation programs in the context of broader market practices.

Fiscal Year 2026 Executive Compensation

Base Salary

The Compensation and People Committee typically reviews base salaries every year and makes recommendations to the Board of Directors about adjusting or maintaining salary levels to reflect competitive market data, individual performance, internal equity and promotions or changes in responsibilities.

The following table sets forth the base salaries of our NEOs serving on the last day of fiscal year 2026. None of our NEOs' base salaries were increased in fiscal year 2026 from fiscal year 2025.

Name and Title	Annualized Base Salary for Fiscal Year 2025 ($)	Annualized Base Salary for Fiscal Year 2026 ($)	Percentage Change
Revathi Advaithi Chief Executive Officer	1,325,000	1,325,000	0.0%
Kevin Krumm Chief Financial Officer	832,000	832,000	0.0%
Hooi Tan Chief Operating Officer	735,000	735,000	0.0%
Michael P. Hartung President, Chief Commercial Officer	735,000	735,000	0.0%
Scott Offer Executive Vice President, General Counsel	663,000	663,000	0.0%

Incentive Bonus Plan

In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics, weightings and targets, which are reviewed and are subject to final approval by the Compensation and People Committee. Fiscal year 2026 corporate level performance metrics and weightings, which were unchanged from fiscal year 2025, except for the removal of the sustainability modifier, were as follows:

Metrics	Fiscal Year 2026 Weightings
Adjusted OP	40%
Adjusted FCF	35%
Revenue	25%
Individual Performance	Used as an additive modifier (+/- 10%)

The adjusted OP, adjusted FCF, and revenue metrics and weightings remained the same from fiscal year 2025 to fiscal year 2026 and focus on profitability, conversion of profit into free cash flow through working capital and inventory management, and top line growth.

Adjusted OP acts as both a metric within the plan, and the overall funding metric of our global bonus program, as illustrated below on page 50. Adjusted OP achievement generates an enterprise-wide funding pool based on the same adjusted OP targets as used for the Corporate NEO bonus plan, which acts to ensure affordability and alignment to shareholder returns. The Company uses a range around OP, where aggregate bonus payouts must be within +/-20% of Corporate adjusted OP achievement. This maintains the connection between enterprise-wide bonus plan results and payouts as well as pay for performance alignment.

Performance for our Chief Commercial Officer, Mr. Hartung, was measured at both the Corporate and segment levels – 60% and 40%, respectively. This 60%/40% weighting emphasizes the importance of enterprise-wide performance and encourages a balanced approach between accountability for segment performance and cooperation across the enterprise. The 40% weighting for commercial segment performance was split evenly between the Agility and Reliability segments, with performance metrics consisting of adjusted OP and revenue, weighted 60% and 40%, respectively.

Notice & Proxy Statement

Annual Report

Shareholder information

The Company continued with an individual performance modifier to the incentive bonus plan for fiscal year 2026, which can adjust the final bonus payout +/- 10 percentage points. Final bonus payouts are subject to the bonus plan cap of 200% of target.

The following table summarizes the key features of our fiscal year 2026 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key short-term Corporate and segment financial metrics	• Aligns executive incentives with performance • Rewards achievement of short-term objectives
Performance measures	• Revenue and adjusted OP at the Company and segment level, and adjusted FCF at the Company level • Weightings for these metrics are fixed and measured at the corporate and segment levels for the applicable executives • Adjusted OP measured at the Company level is also used as the funding metric for aggregate bonus payouts across the Company	• Emphasizes pay-for-performance by linking individual compensation to performance on metrics that are key drivers of shareholder value • Promotes accountability by tying payouts to achievement of minimum performance thresholds • Ties aggregate payouts to the Company's overall profitability, helping to ensure affordability
Bonus modifier	• Individual performance	• Enables the Committee to differentiate pay based on individual NEO's performance
Bonus payments	• Based on achievement of financial performance objectives and individual performance • Target bonus opportunities set at percentage of base salary, based on executive's level of responsibility • Additive individual performance modifier can adjust bonus payouts by up to +/-10 percentage points • Annual incentive bonuses range from 0% of target to a maximum of 200% of target • No payout awarded for any measure where threshold performance is not achieved • If threshold performance is not achieved for all metrics, bonus payout is capped at 100% • The Board, or the Compensation and People Committee if so delegated by the Board, has the authority to adjust bonus payouts if appropriate in the context of the Company's overall performance	• Reflects the Company's emphasis on pay-for-performance by linking individual compensation to financial performance • Encourages accountability for all financial performance goals by conditioning bonus payments on the achievement of at least the minimum thresholds on all measures and capping funding at 100% if performance is not above threshold on all financial goals

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures (adjusted OP and adjusted FCF) for our incentive bonus plan in fiscal year 2026, and adjusted EPS in our fiscal 2026 adjusted EPS growth PSU grants. Using adjusted measures eliminates the distorting effect of certain unusual income or expense items. The adjusted performance measures are consistent with those used in our quarterly earnings releases. The adjustments are intended to align award payout opportunities with the underlying growth of our business and avoid misalignment in outcomes based on unusual items.

In calculating non-GAAP financial measures, we excluded certain items to make it easier to compare the Company's operating performance on a period-to-period basis because such items are not, in the Compensation and People Committee's view, related to the Company's ongoing operational performance. The non-GAAP measures are used to more accurately evaluate the Company's operating performance, to calculate return on investment, and to benchmark performance against competitors. For fiscal year 2026, non-GAAP adjustments consisted of excluding intangible amortization, customer-related asset impairments (recoveries); restructuring charges; after-tax stock-based compensation expense; one-time legal impacts; investment impairments; equity in earnings; and other tax impacts. All adjustments are subject to approval by the Compensation and People Committee to ensure that payout levels are consistent with performance. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures. For purposes of calculating performance under our incentive bonus plan in fiscal year 2026, we have excluded the impact from extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items.

Target Incentive Awards

Fiscal year 2026 bonus targets for the NEOs as a percent of base salary are shown below. They were not increased from fiscal year 2025.

Name and Title	Fiscal year 2026 Target Bonus (% of Salary)	Fiscal year 2026 Target ($)
Revathi Advaithi Chief Executive Officer	165%	2,186,250
Kevin Krumm Chief Financial Officer	115%	956,800
Hooi Tan Chief Operating Officer	110%	808,500
Michael P. Hartung President, Chief Commercial Officer	110%	808,500
Scott Offer Executive Vice President, General Counsel	100%	663,000

Incentive Payouts for NEOs Other than Chief Commercial Officer

The table below sets forth the payout opportunities that were available to Ms. Advaithi and Messrs. Krumm, Tan and Offer based on different levels of corporate performance. These targets are considered rigorous and were validated within the context of analyst expectations. Mr. Hartung's bonus was based on the bonus design in his role as President, Chief Commercial Officer.

Performance targets are determined based on Board-approved financial plans—both at Company and segment levels. Maximum payout levels were tied to "stretch" levels of performance.

Fiscal Year 2026 Short-Term Incentive Plan[1]

	Weight	Payout (% of Target)			Actual Performance ($)	Actual Payout (% of Target)
		Threshold%	100%	200%		
Revenue ($M)	25%	$24,334	$26,165	$27,212	$27,914	200%
Adjusted OP ($M)	40%	$1,391	$1,637	$1,800	$1,764	178%
Adjusted FCF ($M)	35%	$558	$930	$1,302	$1,060	135%
Bonus Achievement						**168.4%[2]**

● Actual Payout Based on Performance

(1) Threshold payout on Revenue was 93% of target, on Adjusted OP metric was 85% of target, and for Adjusted FCF metric was 60% of target.
(2) Bonus Achievement excludes OP funding and individual performance factors.

OP Funding Factor

The fiscal year 2026 adjusted OP funding factor was 101%. Formulaic funding of all Flex bonus plans was lower in aggregate than what funding would have been if based on Corporate OP. Per the mechanics of the executive bonus plans, funding of the bonus plans was adjusted based on positive OP performance.

Individual Performance Modifier

An additive individual performance bonus modifier was included in the bonus plan for NEOs in fiscal year 2026. The modifier can adjust bonus payouts by up to +/-10 percentage points. Based on the year-end assessment of individual performance, bonuses were positively adjusted as denoted below for Ms. Advaithi and Messrs. Krumm, Hartung, and Tan.

NEO	Fiscal Year 2026 Individual Performance Highlights	Individual Performance Modifier Adjustment
Revathi Advaithi	• Delivered strong operational performance during fiscal year 2026, as highlighted above • Positioned the Company to capitalize on the generational transformation in electrical infrastructure and accelerating AI data center demand • Executed strategic initiatives that drove significant shareholder creation • Expanded key portfolio segments while advancing plans to spin off the Cloud and Power Infrastructure (CPI) segment	+10%
Kevin Krumm	• Significant efforts and contributions that yielded very strong fiscal year 2026 financial results, and led the implementation of a new segment reporting structure to enhance investor transparency • Successfully transitioned into the CFO role while strengthening and scaling the finance organization to support evolving business needs • Played a key role in advancing the planned spin-off of our CPI segment	+10%
Michael Hartung	• Significant efforts and contributions that yielded very strong fiscal year 2026 financial results, including meaningful segment margin expansion • Led disciplined commercial execution and deepened customer engagement across key end markets	+10%
Hooi Tan	• Significant efforts and contributions that yielded very strong fiscal year 2026 financial results, including operational efficiency improvements while maintaining business continuity amid geopolitical challenges • Played a key role in advancing the planned spin-off of our CPI segment	+10%

For fiscal year 2026, the Company's performance resulted in payouts as shown below:


Payout on Weighted Metrics
X
Plan Funding Based on Adj OP Achievement
=
Formulaic Bonus Payout
+
Individual Performance Modifier
=
Final Bonus Payout

Incentive Payout for Chief Commercial Officer

Targets for segment performance measures are treated as confidential and not publicly disclosed. As noted above, Mr. Hartung's bonus was determined in accordance with the bonus framework for his role as President, Chief Commercial Officer. In addition, upon management's recommendation, the Compensation and People Committee exercised negative discretion by reducing segment funding under the bonus plan from 176% to 168% (before application of the OP funding factor and individual performance modifier) to better align achievement levels with those of the other NEOs, despite overperformance against both revenue and adjusted OP targets. Taking this into account, along with the OP funding factor and individual performance modifier, Mr. Hartung's final payout was 180.68% of target.

Final Incentive Awards for the NEOs

The fiscal year 2026 bonus payout levels for our NEOs were as follows:

Name	Fiscal Year 2026 Annual Incentive Bonus Target (Potential Bonus as a percentage of Base Salary)	Fiscal Year 2026 Annual Incentive Actual Bonus ($)	Fiscal Year 2026 Actual Annual Incentive Bonus as a Percentage of Full Year Target Bonus
Revathi Advaithi	165%	3,950,117	180.68%
Kevin Krumm	115%	1,728,746	180.68%
Hooi Tan	110%	1,460,798	180.68%
Michael P. Hartung	110%	1,460,798	180.68%
Scott Offer	100%	1,131,608	170.68%

Long-Term Share-Based Incentive Compensation

In June 2025, the Board, upon the recommendation of the Compensation and People Committee, granted share-based long-term incentives to our senior executives as an incentive to maximize the Company's long-term performance and drive shareholder value creation. These awards are designed to align the interests of NEOs with those of our shareholders and to give each NEO a significant incentive to manage the Company from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, since unvested shares are forfeited if an executive voluntarily leaves the Company.

One-third of the long-term incentive value was delivered in the form of service-based RSUs. rTSR PSUs represent 20% of our NEOs' share-based long-term incentive awards (based on face value of the awards) in fiscal year 2026 and the remaining 47% was delivered in the form of adjusted EPS growth PSUs. The actual grant value mix disclosed in the tables of this proxy statement may deviate from this 33/20/47 RSU/rTSR PSU/EPS PSU mix due to the Monte Carlo accounting valuation required by SEC rules to be used for the tabular disclosure of rTSR PSUs. The Compensation and People Committee believes this targeted one-third/two-thirds allocation between RSUs and PSUs links long-term compensation to the Company's long-term performance and shareholder outcomes and promotes retention.

In addition to the awards granted in June 2025 under the fiscal year 2026 long-term incentive compensation program, the Board, upon the recommendation of the Compensation and People Committee, granted a performance-based long-term incentive equity award to our CEO for the achievement of rigorous performance goals related to the Company's data center business. See below section titled "Other Long-Term Incentive Compensation Award Granted During FY26" on page 55.

Restricted Share Unit Awards (RSUs)

One-third of each NEO's fiscal year 2026 share-based long-term incentive award is in the form of RSUs. These service-based RSUs vest in three equal installments on the first three anniversaries of the grant date, subject to continued employment. Payouts are made in shares and the value of an RSU award increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents.

rTSR PSUs

Twenty percent of each NEO's fiscal year 2026 share-based long-term incentive award is in the form of rTSR PSUs. The rTSR PSU awards granted in fiscal year 2026 will be earned (or not), at up to a maximum of 200% of target, based upon Flex's percentile rank of TSR over a three-year period compared to the rTSR peer group companies (described below). Performance is measured over three discrete measurement periods—of 12-, 24-, and 36- months—within each three-year cycle, as illustrated below. The rTSR PSU final payout will be based on the average payouts of these three performance periods and does not occur until after the conclusion of the full 36-month performance period.



PSU Performance Measurement Approach

Performance Period (# of Months)

The use of discrete measurement periods is intended to minimize the potential impact of short-term share price volatility at the end of the performance period. In addition, having vesting occur following conclusion of the final three-year performance period aligns value delivery with longer-term absolute TSR performance. The Compensation and People Committee believes that this approach encourages NEOs to focus on generating long-term shareholder returns and results in payouts that more accurately reflect the shareholder experience over the full three-year cycle.

The number of shares earned is dependent on the percentile rank achieved, within each of the 12-, 24- and 36-month periods, as shown below.


Flex TSR vs TSR Peer Group (FY 2026 PSU Grant)
Shares Earned (% of Target)
200%
100%
25%
0%
30th
50th
75th
100th
TSR Peer Group Percentile Rank

Note: Straight-line interpolation is used to determine shares earned when results are between targets.

The TSR peer group is reviewed and updated annually based on the filtering criteria below.

1. Reflect likely competitors for investor funds
2. Focus on the same or similar industries to Flex and subject to similar macroeconomic forces
3. Approximate the margin range for electronic manufacturing industry

These considerations resulted in the following selection methodology:

Fourteen companies in the compensation peer group at the time of selection, together with companies that met all of the following criteria:

1. Industry membership in Technology Hardware & Equipment (GICS code 4520) and Capital Goods (2010)
2. Trailing four quarter revenue is between 0.2x-to-5.0x Flex's
3. 12-month average market cap is between 0.2x-to-6.0x Flex's
4. Three-year average operating margin is 10% or less

Based on the selection methodology listed above, our fiscal year 2026 TSR peer group is comprised of the following:

Acer Inc.	GE Vernova, Inc.	Rush Enterprises
AECOM	Giga-Byte Technology	Sandisk Corporation
APi Group	GMS	Sanmina Corporation*
Arrow Electronics, Inc.*	Hewlett Packard Enterprise*	Seagate Technology Holdings plc*
ASUSTek Computer Inc.	HP Inc.	Spirit AeroSystems
AtkinsRéalis	Huntington Ingalls Industries	StandardAero
AUO Corporation	Icahn Enterprises L.P.	Stanley Black & Decker, Inc.
Avnet, Inc.*	Ingram Micro Holding Corporation	Super Micro Computer, Inc.
Beacon Roofing Supply, Inc.	Innolux Corporation	Synnex Technology International Corp.
Bombardier Inc.	Insight Enterprises Inc.	TD SYNNEX Corporation*
CDW Corporation	Intevac Corporation	Textron Inc.*
Celestica Inc.	Jabil Inc.*	UFP Industries, Inc.
Coherent Corp	MasTec Inc.	Walsin Lihwa Corp.
Comfort Systems USA	Micro-Star International	WESCO International, Inc.
Compal Electronics, Inc.	Oshkosh Corporation	Western Digital Corporation*
Corning Incorporated*	PACCAR Inc.*	Wistron Corporation
Cummins Inc.*	Parker-Hannifin Corporation*	Wiwynn Corp.
EMCOR Group, Inc.	Pegatron Corporation	WPG Holdings
Far Eastern New Century	Primoris Services	WSP Global Inc.
Ferguson Enterprises	Quanta Computer Incorporated	WT Microelectronics Co. Ltd.
Finning International Inc.	Quanta Services	Xerox Holdings Corporation*
Fluor Corporation	Resideo Technologies	Zhen Ding Technology

* Denotes an existing compensation peer group company

The TSR peer group contains companies headquartered and listed in the U.S., Canada and Taiwan as a reflection of the global nature of the industry in which Flex operates.

Adjusted EPS Growth PSUs

We have incorporated adjusted EPS growth PSUs into our LTI program since fiscal year 2022 to support continued focus on achieving our long-term financial strategy. For FY26, these PSUs represent 47% of our participating NEOs' share-based long-term incentive awards (based on the target value of the awards as described below) and will be earned (or not), at up to a maximum of 250% of target, based upon Flex's achievement of adjusted EPS growth targets. Further, to the extent that Flex's rTSR is in the bottom quartile of the peer group, as described above, EPS Growth PSU funding is capped at 200% of target.

In setting the adjusted EPS growth targets, the Compensation and People Committee considered the following inputs:

- Flex's historical EPS growth performance;
- Peer company (both compensation and US-based TSR peers) historical non-GAAP EPS growth performance;
- the Company's long-term financial strategy; and
- the Company's investor guidance for fiscal year 2026.

Performance is measured over a three-year period in three discrete annual measurements, as illustrated below. Performance for each year is averaged at the end of the three-year period to determine the final percentage of shares that vest (as a percent of target).


FY26 Adjusted EPS Growth PSUs
3RD PERF CYCLE
2ND PERF CYCLE
1ST PERF CYCLE
Calculate Year 3 Performance & Payout
Calculate Year 2 Performance & Payout
Calculate Year 1 Performance & Payout
0
12
24
36
Performance Period (# of Months)
Set targeted performance
End of year value becomes starting point for next year's measurement

Adjusted EPS growth rates will be calculated using non-GAAP adjustments summarized on page 48 of this proxy statement. Adjusted EPS used for purposes of adjusted EPS growth PSU performance calculations will exclude the impact of extraordinary items or events that have an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items. For purposes of adjusted EPS, the impact of unplanned share repurchases attributable to corporate transactions (including acquisitions or dispositions) will also be excluded. The rationale for excluding the impact of significant items or events that have an unanticipated impact is to focus participants on factors within their control and preserve the incentive orientation of the plan in the face of significant, unforeseen business disruptions or other events. The objective of excluding the impact of M&A is to measure performance on the same basis and business composition as in place at the start of the performance period. See also Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Grants During Fiscal Year 2026

The Compensation and People Committee and the Board considered the following factors when determining the value of the fiscal year 2026 NEO equity awards:

- Peer group compensation data for similarly situated executives;
- Future potential to contribute to the Company's growth and potential to grow in current role and expand scope of responsibility and contribution over time; and
- Individual performance and internal equity.

Awards Granted under FY26 Long-Term Incentive Compensation Program

The table below summarizes the approved fiscal year 2026 PSU and service-based RSU awards granted in June 2025 to our NEOs under our long-term incentive compensation program.

NEO	Target rTSR-Based PSUs (Shares)	Target Adjusted EPS Growth-Based PSUs (Shares)	Service-Based RSUs (Shares)	Target Total Equity Award Value ($)
Revathi Advaithi	57,378	134,840	94,675	12,500,000
Kevin Krumm	13,311	31,282	21,964	2,900,000
Hooi Tan	13,311	31,282	21,964	2,900,000
Michael P. Hartung	13,311	31,282	21,964	2,900,000
Scott Offer	12,164	28,586	20,071	2,650,000

The target award values shown above vary from the values shown in the Summary Compensation Table and Grants of Plan-Based Awards Table because the accounting cost of our rTSR PSUs is based on a Monte Carlo valuation. The target award value is determined and then allocated among various award types. The number of shares is calculated by dividing the target value by the share price on the grant date, rounded down to the nearest whole share. The actual value ultimately earned will depend on Flex's multi-year TSR performance relative to the TSR peer group, its adjusted EPS growth performance, as well as its stock price performance.

Other Long-Term Incentive Compensation Award Granted During FY26

On June 19, 2025, the Board of Directors, upon the recommendation of its Compensation and People Committee, approved the grant of a one-time supplemental equity award (the "Supplemental Equity Award") to the Company's CEO Revathi Advaithi. The grant is 100% performance-based with a target value of $25 million and can only be earned for the achievement of highly rigorous goals for the Company's data center business over a multi-year period, with funding subject to a payout cap tied to the Company's rTSR for further accountability to our shareholders.

Rationale and Considerations for Granting the Supplemental Equity Award

The Committee and the Board determined that granting this one-time Supplemental Equity Award is in the best interests of the Company and its shareholders and that the amount and terms of the award have been carefully tailored to fit the Company's strategic objective of growing its data center business which is a key opportunity for Flex, as well as the Company's consistent long-term goal of incremental shareholder value creation. The Supplemental Equity Award was approved with the advice and input of the Committee's independent compensation consultant, which included a review of relevant benchmarking data.

Award Size and Structure

The Supplemental Equity Award for Ms. Advaithi has a grant date fair value at target of $25 million and consists entirely of at-risk PSUs.

The Supplemental Equity Award cliff vests after performance is certified following the end of the performance period, subject to Ms. Advaithi's continued service through such date. The number of PSUs earned, if any, will be primarily based on the performance of the Company's data center business measured at the end of fiscal year 2028, with payouts ranging from 0% to 250% of the target PSUs granted. The underlying performance goals are rigorous and, if achieved, are expected to drive significant shareholder value creation.

Further, to strengthen alignment to our shareholders' experience, the Supplemental Equity Award is subject to an overall payout cap based on the Company's rTSR over a three-year period beginning on June 19, 2025 and ending on June 19, 2028. The maximum number of PSUs underlying the Supplemental Equity Award is capped at:

- 250% of target if rTSR is at or above the median,
- 200% of target if rTSR is below the median, and
- 100% of target if rTSR is below the 25th percentile.

Shareholder Value Creation Since Grant Date

Since the grant date of the Supplemental Equity Award on June 19, 2025, Flex has meaningfully outperformed relevant benchmarks with respect to share price performance. The Company's +221% TSR through June 1, 2026 has delivered superior returns to our shareholders, compared to the S&P 500 (+29%) and our compensation peer group (+92%) over the same period.



Indexed Price/Total Shareholder Return

Flex — S&P 500 Total Gross Return — Median FY26 Compensation Peer group

As discussed above, the Supplemental Equity Award was granted with the Board's consistent long-term goal of incremental shareholder value creation, which has already borne fruit. Flex's superior TSR performance since the grant date of the Supplemental Equity Award through June 1, 2026 has resulted in $37.0 billion in incremental value creation for our shareholders. In addition, since the Company's announcement on May 5, 2026 of the planned spin-off of its Cloud and Power Infrastructure segment through June 1, 2026, Flex shareholders have experienced $18.8 billion in incremental value creation.



The Board of Directors believes that the Company's superior performance since the date of grant, as well as the overwhelmingly positive market reaction to the announcement of the spin-off, are clear indications that the Supplemental Equity Award is working as intended – focusing on the strategic objective of growing the data center business, as well as creating incremental value for our shareholders.

Termination Provisions

To further enhance its retentive effect, the Supplemental Equity Award is subject to continued service requirements that are more restrictive than those applicable to the Company's standard equity awards. Unlike other outstanding equity awards held by Ms. Advaithi, if Ms. Advaithi retires, such retirement will not entitle her to accelerated or continued vesting of the Supplemental Equity Award. Moreover, unlike other outstanding equity awards held by Ms. Advaithi, if Ms. Advaithi's employment with the Company is terminated due to her Disability (as such term is defined in the Plan), such termination will not entitle her to accelerated or continued vesting of the Supplemental Equity Award.

The agreement evidencing the Supplemental Equity Award provides that if Ms. Advaithi's employment with the Company is terminated (i) by the Company without "cause" or (ii) due to a voluntary termination for "good reason" (as each such term is defined in the award agreement), in either case absent a change of control of the Company, Ms. Advaithi is entitled to ratable vesting of the Supplemental Equity Award determined by multiplying (x) the number of shares vesting based on actual performance measured at the conclusion of the three-year performance period by (y) a fraction, the numerator of which is the number of days Ms. Advaithi provided services to the Company from the date of grant until her termination of employment, and the denominator of which is the total number of days from the date of grant through the completion of the three-year performance period. The treatment of the Supplemental Equity Award in the event of Ms. Advaithi's death will be the same as for other awards of PSUs granted to the Company's executive officers, as previously disclosed.

Additionally, if Ms. Advaithi's employment is terminated (i) by the Company without "cause" or (ii) due to a voluntary termination for "good reason", in either case during the period beginning on the consummation of a change of control of the Company and ending 24 months following such change of control, Ms. Advaithi is entitled to 100% accelerated vesting of the Supplemental Equity Award based upon (x) actual performance if the three-year performance period is complete as of the date of such termination, or (y) target performance if the three-year performance period is incomplete as of such termination.

Payouts of Prior PSUs

The performance period for the rTSR PSUs granted in fiscal year 2023 ended in fiscal year 2026. The fiscal year 2023 rTSR PSU grants measured our TSR relative to a custom peer group from June 1, 2022 (the grant date), through June 2, 2025 (the performance period end), using a trailing 20-day average trading price for both the beginning and the end of the performance period. Performance is measured over a three-year Performance Period with three discrete measurement periods—of 12-, 24-, and 36- months—using an average of the three measurement periods to determine the final performance. The percentile ranking for the three measurement periods was an average of 88.83%, which was above the 75th percentile, resulting in a 200% of target (maximum) payout for this award.

The performance period for the adjusted EPS growth-based PSUs granted in fiscal year 2024 ended in fiscal year 2026. Vesting was based on the Company's adjusted EPS growth, measured over a three-year period (April 1, 2023, through March 31, 2026) in three discrete annual fiscal year measurements during the three-year performance period, and averaged with respect to all three adjusted EPS measurement periods. Our fiscal year 2024 to 2026 adjusted EPS growth maximum goal was 12%. The actual adjusted EPS growth average was 18.9% over the three-year performance period, resulting in a maximum 200% of target payout for this award.

Timing of Equity Award Grants

The Compensation and People Committee approves all equity awards granted to our NEOs on or before the grant date. Annual equity awards are typically granted to our NEOs in June following the completion and release of financial results for the preceding fiscal year. The Compensation and People Committee may also grant equity awards at other times during the year due to special circumstances, including to new executive officers upon hire or promotion or a change in an executive officer's role or scope of responsibilities.

As a matter of good corporate governance, we do not grant equity awards in anticipation of the release of material nonpublic information and, in any event, we do not time the release of material nonpublic information in coordination with grants of equity awards in a manner that intentionally benefits our NEOs.

Benefits

Non-qualified Deferred Compensation Awards

Each NEO participates in the 2010 Deferred Compensation Plan, as amended and restated on June 6, 2025 (the "NQDC Plan"), which promotes retention by providing a long-term savings opportunity on a tax-efficient basis. In addition to being eligible to defer voluntary contributions, Flex makes annual awards to NEOs under the NQDC Plan, the key terms of which are summarized below.

NQDC Plan Design Element	Description
Annual Targeted Amount	• Target amount is 30% of each participant's base salary (for ongoing contributions). • Maximum amount is 37.5% of each participant's base salary, if the performance-based portion is funded at maximum. 　• Subject to approval of Compensation and People Committee 　• Subject to offsets for non-U.S. executives' pension and other benefits
Targeted Contributions	• 50% of the targeted contributions (15% of salary at target) is based on the corporate funding level of the annual corporate bonus plan. • 50% of the targeted contributions (15% of salary) is fixed and not tied to performance.
Vesting Schedule	• Flex's contributions, together with earnings on those contributions, will vest in full after four years, provided the participant remains employed by the Company.
Investment of Balances	• Deferred balances in a participant's account are deemed to be invested in hypothetical investments designated by the participant. • Investment options generally mirror those available under the Company's tax-qualified 401(k) plan. • The appreciation, if any, in the account balances is due solely to the performance of these underlying investments.
Distribution Options	• Vested balances are generally distributed in a lump-sum payment on the applicable vesting date. • Modifications to the distribution date are subject to compliance with Section 409A of the Internal Revenue Code.

The deferred account balances are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other general obligations.

The Company may make an additional discretionary matching contribution in connection with voluntary deferrals to reflect limitations on our matching contributions under our 401(k) plan.

Company Deferred Compensation Awards for Fiscal Year 2026

During fiscal year 2026, Ms. Advaithi and Messrs. Krumm, Hartung, Tan and Offer each received deferred compensation awards with a value that was 34.7% of their respective fiscal year 2025 base salaries; with Mr. Krumm's value pro-rated to his hire date in January 2025. The award values are reflected as Company contributions to the NEOs' deferral accounts, with half of the contributions being based on the performance of the fiscal year 2025 Corporate annual incentive plan.

Voluntary Contributions

Under the NQDC Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

Additional Information

For additional information about the NEOs' contributions to their respective deferral accounts, Company contributions to the NEOs' deferral accounts, earnings on the NEOs' deferral accounts, withdrawals from the NEOs' deferral accounts, and deferral account balances as of the end of fiscal year 2026, see the section titled *"Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2026."*

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the NEOs. In fiscal year 2026, the Company paid premiums on long-term disability insurance for all of our NEOs.

Under our Corporate Aircraft Use Policy, we permit our CEO Ms. Advaithi to fly on a Company-provided aircraft for personal travel subject to availability, subject to an annual cap, above which reimbursement to the Company is required. We provide this benefit to Ms. Advaithi for additional security, as well as for efficiency, so she can use her travel time more productively for the Company. Our CEO is taxed on the value of this personal usage according to applicable tax rules. There is no tax gross-up paid on the income attributable to this value. During fiscal year 2026, the aggregate incremental cost to the Company for Ms. Advaithi's personal aircraft use was $118,940, which is detailed in the Summary Compensation Table.

During fiscal year 2026, the Compensation and People Committee approved executive financial planning and tax preparation services valued at up to $18,000 per year per participant. The Compensation and People Committee believes that providing these services enables our executives to concentrate on their responsibilities without the distraction of managing their personal finances and assists in attracting and retaining top talent. Participating executives are responsible for the taxes related to the imputed income associated with this benefit; the Company does not provide any tax gross-up.

Executive Security

The Board believes that our executives should not be exposed to personal security risks arising from their roles at the Company and that providing appropriate security measures is in the best interests of the Company and its shareholders. At the Board's direction, during fiscal year 2026 the Company engaged an independent, third-party security firm to conduct a comprehensive security assessment of risks applicable to our CEO and certain other senior executives. The assessment provided recommendations focused on personal and residential protection measures.

During fiscal year 2026, the Company incurred limited personal security costs for our CEO in connection with one trip that included a personal component. The incremental cost associated with this personal security support is included in the "All Other Compensation" column of the Summary Compensation Table. No other named executive officer incurred reportable personal security costs during fiscal year 2026.

Beginning in fiscal year 2027, the Company plans to implement additional recommendations from the security assessment relating to our CEO's residential security, including home security system enhancements, monitoring, and maintenance. These costs may fluctuate year-over-year depending on security recommendations, travel schedules, and other circumstances. Going forward, the Compensation and People Committee will periodically review the executive security program and evaluate the appropriateness of the security measures in place. The Company does not consider such security costs to be personal benefits because they arise from the nature of our executives' roles and are required by the Company. While the Company believes that these costs are necessary and appropriate business expenses, in accordance with SEC rules, we report the incremental costs of personal security support in the Summary Compensation Table. Our CEO does not receive any tax gross-up in connection with security-related benefits.

Relocation Assignments

In accordance with our executive relocation policy, we agreed to reimburse documented and reasonable expenses that Mr. Krumm incurred in connection with his relocation to the Austin, Texas area where Flex has corporate offices. In fiscal year 2026, these expenses were $131,212. Additional relocation expenses will be paid in fiscal year 2027 given that elements of his relocation were not completed by the end of fiscal year 2026. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan

Under our 401(k) plan, all of our U.S. employees, including our NEOs, are eligible to receive matching contributions. We also offer annual discretionary matching contributions based on Company performance and other economic factors as determined at the end of the fiscal year. For fiscal year 2026, we elected not to make discretionary contributions on behalf of any NEO.

Other Benefits

NEOs are eligible to participate in all of the Company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other U.S. employees, subject to applicable law.

Termination and Change of Control Arrangements

The Board and the Compensation and People Committee believe severance and change of control arrangements are important components of the overall executive compensation program. Severance arrangements help attract and retain executives with the experience needed to drive our success. Change of control provisions help to secure the continued employment and dedication of our NEOs, to reduce any concern that they might have regarding their own continued employment prior to or following a change of control of Flex and to promote continuity of management during a corporate transaction. Accordingly, we maintain certain arrangements, described below, pursuant to which the NEOs are entitled to certain severance and change of control protections. The benefits under these arrangements are described and quantified under the section titled "*Executive Compensation—Potential Payments Upon Termination or Change of Control.*" We do not have employment agreements with any of our current NEOs.

The following chart describes the benefits that would be provided to our NEOs under the Flex Ltd. Executive Severance Plan, as amended and restated on March 5, 2025 (the "Executive Severance Plan") and the Flex Ltd. 2017 Equity Incentive Plan (as amended and restated in 2023, and as subsequently amended, the "2017 Equity Incentive Plan") in the event of a qualifying termination generally (that is, a qualifying termination outside a change of control), and the benefits that would be provided in the event of a qualifying termination within 24 months after a change of control. Benefits under the Executive Severance Plan are contingent upon the participant entering into and complying with the terms of a transition agreement ("Transition Agreement") and/or a release of claims, including any customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions:

Executive Severance Plan Termination Benefit	General Severance Provisions (Qualifying Termination Outside a Change of Control)	Change of Control Severance Provisions (Qualifying Termination within 24 Months after a Change of Control)
Salary and Bonus	• For the CEO, two years' continued payment of base salary and two years of her target annual bonus amount • For the other NEOs, base salary continuation during the transition period provided in the Transition Agreement, and a pro-rated annual bonus for the fiscal year in which the transition period begins, based on actual performance through the end of the fiscal year	• For the CEO, lump sum payment of 2.99 times the sum of base salary and target annual bonus amount • For the other NEOs, lump sum payment of two times the sum of base salary and target annual bonus amount

Equity and Deferred Compensation (NQDC) Vesting	• For the CEO, two years' continued vesting of outstanding equity awards and deferred compensation awards
	• For the other NEOs:
	  • Outstanding equity awards (including, but not limited to, time-based RSUs and PSUs), and deferred compensation awards continue vesting during the transition period, and
	  • Following the transition period, accelerated vesting of RSUs (but not PSUs) and deferred compensation awards that would have vested during the one-year period following the transition period, subject to the participant signing an additional release of claims and compliance with post-termination covenants under the Transition Agreement
		• For the CEO and other NEOs, accelerated vesting of any unvested service-based equity awards in accordance with the 2017 Equity Incentive Plan and accelerated vesting of any unvested deferred compensation. PSU vesting will accelerate with funding based upon actual performance for completed periods during the measurement period and target performance for unfinished periods during the measurement period

Benefits Continuation	• For the CEO, benefits coverage continuation for two years • For the other NEOs, benefits coverage continuation for duration of transition period provided in the Transition Agreement	• For the CEO, benefits coverage continuation for three years • For the other NEOs, benefits coverage continuation for two years

The following are death, disability and retirement benefits applicable for all NEOs with respect to RSU, PSU and NQDC awards.

Termination Scenario	Description of RSU, PSU and NQDC Treatment
Death or Disability	• RSU and NQDC vesting will accelerate upon the occurrence of these events • PSU vesting will accelerate with funding based upon actual performance for completed periods during the measurement period and target performance for unfinished periods during the measurement period, and pro-rated for length of time employed during the performance period

Retirement	• Retirement is defined as:
	  • Sum of age and service credits is equal to at least 65
	  • Minimum length of service is 5 years
	  • Minimum age is 55
	• Unvested RSUs and NQDC would continue to vest, with PSUs vesting based on actual performance at the end of the performance cycle
	  • Unvested PSUs would be pro-rated for length of time employed during the performance period
	• The retirement provision is not applicable to the Supplemental Equity Award granted to Ms. Advaithi on June 19, 2025

Executive Share Ownership Guidelines

We maintain robust share ownership guidelines in order to closely align the interests of senior management with those of our shareholders. The ownership guidelines for our NEOs are summarized below.

Ownership Guideline Design Element	Description
Targeted Ownership Value	• CEO – 6x salary • CFO – 3.5x salary • Other NEOs – 2.5x salary
Forms of Ownership Counted Toward Guideline	• All Ordinary Shares held outright by our executives • Unvested service-based RSUs
Compliance Period	• Five years for newly hired or newly promoted executives • If an executive's stock ownership requirement is increased, a three-year compliance transition period will be provided to acquire the incremental shares

Unearned performance-based equity awards and shares underlying unexercised stock options (whether vested or unvested, whether time- or performance-based and whether in-the-money or not) do not count as stock owned for purposes of the guidelines.

Our Compensation and People Committee and our Nominating, Governance and Public Responsibility Committee both monitor the share ownership of management. The Company has determined that the NEOs are in compliance with the applicable ownership requirements.

Executive Incentive Compensation Recoupment Policy

Effective October 2, 2023, our Board, upon the recommendation of the Compensation and People Committee, adopted an amended and restated Executive Incentive Compensation Recoupment Policy (the "Recoupment Policy"), as required by the Dodd-Frank Wall Street Reform & Consumer Protection Act and corresponding listing standards recently adopted by Nasdaq regarding compensation recovery.

Our Recoupment Policy applies in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Financial Restatement"). Pursuant to our Recoupment Policy, we will promptly recover any erroneously awarded incentive-based compensation, on a no-fault basis, received by any current or former executive officer of the Company, including our NEOs, during the three completed fiscal years immediately preceding the date on which we are required to prepare a Financial Restatement.

In addition to erroneously awarded incentive-based compensation, under our Recoupment Policy, the Compensation and People Committee, as administrator of our Recoupment Policy, may, to the extent it deems appropriate, cancel outstanding equity awards, including time- or performance-based awards, where the Board or the Compensation and People Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to a Financial Restatement. The Recoupment Policy also provides that incentive compensation may be recovered from certain other direct reports of our CEO under certain specified circumstances if deemed appropriate by the Compensation and People Committee.

A copy of the Recoupment Policy is included as Exhibit 97.01 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

Prohibition on Hedging and Pledging of Company Securities

We have an insider trading policy ("Insider Trading Policy") that prohibits short-selling, trading in options or other derivatives on our shares, and engaging in hedging transactions by all employees (including executive officers) and directors. Our insider trading policy also prohibits our employees (including executive officers) and directors from using our shares as collateral for margin accounts or pledging our shares as collateral for loans. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Policy is included as Exhibit 19.01 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

Notice & Proxy Statement

Annual Report

Shareholder Information

Compensation Risk Assessment

With the assistance of FW Cook, the Compensation and People Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation and People Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation and People Committee noted the following features:

- The Company's pay levels are generally aligned with market.
- The Company's compensation programs utilize best practices designed to mitigate risk, including:
  - Balanced mix of short-term cash and long-term equity pay;
  - Incentive programs that pay out based on a mix of performance metrics over varying time frames;
  - Long-term incentive program that includes both service-based RSUs and performance-based PSUs;
  - Incentive programs that have payout caps and reasonable leverage;
  - Share ownership guidelines and anti-hedging/pledging policies that encourage long-term equity ownership;
  - Compensation and People Committee having the ability to exercise discretion over formulaic incentive plan outcomes; and
  - Board-adopted incentive compensation recoupment policy.

Executive Compensation

The following table sets forth the fiscal years 2024, 2025 and 2026 compensation for:

- Revathi Advaithi, our Chief Executive Officer;
- Kevin Krumm, our Chief Financial Officer; and
- Hooi Tan, Michael P. Hartung and Scott Offer.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our NEOs. A detailed description of the plans and programs under which our NEOs received the following compensation can be found in the section titled "Compensation Discussion and Analysis" of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[3]	Bonus ($)[4]	Share Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8][9]	Total ($)[10]
Revathi Advaithi Chief Executive Officer	2026	1,325,000	—	38,446,348	3,950,117	68,487	601,186	44,391,138
	2025	1,326,183	—	11,353,074	3,156,726	80,649	505,504	16,422,136
	2024	1,325,000	—	11,382,142	1,858,313	73,545	479,251	15,118,250
Kevin Krumm Chief Financial Officer[1]	2026	832,000	—	3,099,287	1,728,746	—	219,906	5,879,939
	2025	198,545	3,500,000	5,799,990	310,584	2,706	457,217	10,269,043
Hooi Tan Chief Operating Officer[2]	2026	735,000	—	3,099,287	1,460,798	83,489	102,788	5,481,362
	2025	723,333	—	7,086,812	1,148,812	16,785	235,125	9,210,868
	2024	700,000	—	2,167,992	731,500	56,846	270,977	3,927,315
Michael P. Hartung President, Chief Commercial Officer	2026	735,000	—	3,099,287	1,460,798	38,076	274,124	5,607,285
	2025	735,000	—	7,046,151	1,099,657	44,469	223,156	9,148,433
	2024	735,000	—	1,951,184	548,237	37,816	262,672	3,534,909
Scott Offer Executive Vice President, General Counsel	2026	663,000	—	2,832,188	1,131,608	122,450	248,370	4,997,616
	2025	663,000	—	1,946,182	957,306	58,502	202,292	3,827,282
	2024	663,000	—	1,951,184	563,550	81,251	239,141	3,498,126

(1) Mr. Krumm was appointed as Chief Financial Officer effective January 6, 2025.

(2) A portion of Mr. Tan's compensation in fiscal year 2025 was paid in Singapore dollars. We converted such amounts to U.S. dollars using a conversion rate of 1.34, which is the average of the monthly translation rates for fiscal year 2025.

(3) The reported salary amounts in any year may differ from the annual base salary amount reported due to the timing of payroll periods and/or the effective date of the change in base salary.

(4) The amount shown for Mr. Krumm is a sign-on bonus paid upon commencement of employment with the Company, which he is required to repay if, within 24 months of the employment commencement date, he either voluntarily terminates his employment with the Company (other than for "good reason") or the Company terminates his employment for "cause" (as such terms are defined in the Company's Executive Severance Plan).

(5) Share awards consist of service-based RSUs, adjusted EPS growth PSUs, rTSR PSUs, and Supplemental Equity Award PSUs (for Ms. Advaithi only). The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be realized by the NEOs. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2024, 2025 and 2026, calculated in accordance with FASB ASC Topic 718. The adjusted EPS growth and rTSR PSUs included in this column are at the target number of shares as follows for fiscal year 2026: 192,218 PSUs or $9,234,461 for Ms. Advaithi; 44,593 PSUs or $2,142,316 for Mr. Krumm; 44,593 PSUs or $2,142,316 for Mr. Tan; 44,593 PSUs or $2,142,316 for Mr. Hartung; and 40,750 PSUs or $1,957,694 for Mr. Offer. The Supplemental Equity Award PSUs included in this column are at the target number of shares as follows for fiscal year 2026: 543,124 PSUs or $25,086,898 for Ms. Advaithi. The maximum number of shares for the adjusted EPS growth PSUs are as follows for fiscal year 2026: 337,100 PSUs or $14,687,447 for Ms. Advaithi; 78,205 PSUs or $3,407,392 for Mr. Krumm; 78,205 PSUs or $3,407,392 for Mr. Tan; 78,205 PSUs or $3,407,392 for Mr. Hartung; and 71,465 PSUs or $3,113,730 for Mr. Offer. The maximum number of shares for the Supplemental Equity Award PSUs for fiscal year 2026: 1,357,810 PSUs or $62,717,244 for Ms. Advaithi. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

(6) The amounts in this column represent incentive cash bonuses earned in fiscal year 2026. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(7) The amounts in this column represent the above-market earnings on the vested portions of the nonqualified deferred compensation accounts of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. For additional information, see the table below entitled "*Nonqualified Deferred Compensation in Fiscal Year 2026.*" Amounts previously reported in this column of the Summary Compensation Table for fiscal year 2024 were inadvertently understated as a result of a vendor administrative issue. Accordingly, the amounts reported in this column have been updated to include the previously understated amounts for fiscal year 2024 of $7,153 for Ms. Advaithi; $3,635 for Mr. Hartung; and $1,761 for Mr. Offer, respectively.

(8) The following table provides a breakdown of compensation included in the "All Other Compensation" column for fiscal year 2026.

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)[a]	Medical/ Enhanced Long-Term Disability ($)[b]	Tax Preparation Expenses ($)[c]	Personal Aircraft Usage ($)[d]	Other ($)[e]	Total ($)
Revathi Advaithi	473,688	7,217	—	118,940	1,341	601,186
Kevin Krumm	82,436	6,258	—	—	131,212	219,906
Hooi Tan	97,162	—	5,626	—	—	102,788
Michael P. Hartung	268,172	5,951	—	—	—	274,124
Scott Offer	243,917	4,453	—	—	—	248,370

(a) The amounts in this column represent the Company's regular employer matching contributions to the 401(k) saving plan accounts and employer contributions to the deferral accounts (i.e., deferred compensation awards) under the deferred compensation plan.
- 401(k) contributions for Ms. Advaithi and Messrs. Krumm, Hartung, and Offer were $13,800, $15,187, $13,065 and $13,800, respectively. The amount of $13,673 for Mr. Tan represents the contribution to the Singapore Provident fund.
- Deferred compensation plan awards for Ms. Advaithi and Messrs. Krumm, Tan, Hartung, and Offer were $459,888, $67,249, $255,107, $255,107 and $230,117, respectively.

(b) The amounts in this column represent the Company's contributions to the executive long-term disability program, which provides additional benefits beyond the basic employee long-term disability program.

(c) The amount in this column represents Mr. Tan's expenses related to tax preparation assistance regarding his relocation.

(d) Represents the aggregate incremental cost to the Company for the personal use of corporate aircraft by Ms. Advaithi, who may be accompanied by her spouse and other family members and guests. This is calculated using an hourly rate for each flight hour based on the variable operating costs to the Company, including fuel, maintenance, crew travel expenses, catering, landing fees, and other miscellaneous variable costs. Since corporate aircraft are primarily used for business travel, we do not include costs that the Company would have incurred regardless of whether there was any personal aircraft usage, such as depreciation, hanger rental, and insurance costs.

(e) The amounts in this column represent Ms. Advaithi's limited personal security cost in connection with one trip that included a personal component, and Mr. Krumm's relocation expenses incurred in fiscal year 2026.

(9) For fiscal year 2025, due to an inadvertent administrative error, amounts previously reported for Mr. Tan understated the Company's contribution to the Singapore Provident Fund by $975. The amounts disclosed in this table and in the "Pay Versus Performance" disclosure for fiscal year 2025 have been updated accordingly.

(10) Total amounts may not add up due to rounding.

Grants of Plan-Based Awards in Fiscal Year 2026

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that we granted in our 2026 fiscal year to our NEOs. We did not grant any stock options to our NEOs during our 2026 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Share Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Revathi Advaithi	6/12/2025[5]				67,420	134,840	337,100		5,874,979
	6/12/2025[6]				14,344	57,378	114,756		3,359,482
	6/12/2025							94,675	4,124,990
	6/19/2025[7]				271,562	543,124	1,357,810		25,086,898
		808,913	2,186,250	4,372,500					
Kevin Krumm	6/12/2025[5]				15,641	31,282	78,205		1,362,957
	6/12/2025[6]				3,327	13,311	26,622		779,359
	6/12/2025							21,964	956,971
		354,016	956,800	1,913,600					
Hooi Tan	6/12/2025[5]				15,641	31,282	78,205		1,362,957
	6/12/2025[6]				3,327	13,311	26,622		779,359
	6/12/2025							21,964	956,971
		299,145	808,500	1,617,000					
Michael P. Hartung	6/12/2025[5]				15,641	31,282	78,205		1,362,957
	6/12/2025[6]				3,327	13,311	26,622		779,359
	6/12/2025							21,964	956,971
		276,507	808,500	1,617,000					
Scott Offer	6/12/2025[5]				14,293	28,586	71,465		1,245,492
	6/12/2025[6]				3,041	12,164	24,328		712,202
	6/12/2025							20,071	874,493
		245,310	663,000	1,326,000					

(1) These amounts show the range of possible payouts under our cash incentive programs for fiscal year 2026. The amounts correspond to the range of possible payouts under the incentive bonus plan. The maximum payment represents 200% of the target payment. The threshold payment represents 37% of target payout levels for all NEOs other than Mr. Hartung, for whom the threshold payment represents 34.2%. For the annual incentive bonus plan, the amounts actually earned for fiscal year 2026 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(2) Shows the range of estimated future vesting of the adjusted EPS growth and rTSR PSUs granted to all of the NEOs in fiscal year 2026 under the 2017 Equity Incentive Plan, as well as the range of estimated future vesting of the Supplemental Equity Award PSUs granted to Ms. Advaithi in fiscal year 2026 under the 2017 Equity Incentive Plan. The adjusted EPS growth PSUs granted on June 12, 2025 cliff vest after three years, with the vesting based upon a yearly EPS measurement period and averaged over the performance period. The maximum payout for each executive officer represents 250% of the target payout levels. If the Company's TSR performance over the three-year EPS performance period is below the 25th percentile rank relative to rTSR peer companies, then the maximum shares will be capped at 200% of the target shares. The threshold payout for the adjusted EPS growth PSUs for each NEO represents 50% of the target payout.

The rTSR PSUs cliff vest after three years, with vesting based on the percentile rank of the Company's TSR relative to the return of the Company's TSR peer group. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for the rTSR PSUs for each NEO represents 25% of target payout.

The Supplemental Equity Award PSUs granted to Ms. Advaithi cliff vest after three years based on rigorous goals tied to the CPI business as further described in the section above titled "*Other Long-Term Incentive Compensation Award Granted During FY26*" of this proxy statement. The maximum payout represents 250% of the target payout levels. The threshold payout for Ms. Advaithi's Supplemental Equity Award PSUs represents 50% of the target payout. The maximum shares may be subject to the TSR cap based on the achievement levels set forth below:

- 250% of target if rTSR is at or above the median,
- 200% of target if rTSR is below the median, and
- 100% of target if rTSR is below the 25th percentile.

For additional information regarding the equity awards granted to the NEOs in fiscal year 2026, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

(3) Shows the number of service-based RSUs granted in fiscal year 2026 under the 2017 Equity Incentive Plan. For each NEO, the RSUs vest in three annual installments at a rate of one-third per year. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

(4) This column shows the grant date fair value of service-based RSUs, adjusted EPS growth PSUs, rTSR PSUs and Supplemental Equity Award PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2026. The grant date fair value is the amount that we will expense in our financial statements over the awards' vesting schedule. For service-based RSUs, adjusted EPS growth PSUs and Supplemental Equity Award PSUs, the grant date fair value is the closing price of our Ordinary Shares on the grant date. For rTSR PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

(5) This row shows the adjusted EPS growth PSUs.

(6) This row shows the rTSR PSUs.

(7) This row shows Ms. Advaithi's Supplemental Equity Award PSUs.

Outstanding Equity Awards at 2026 Fiscal Year-End

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2026. The table shows information about: (i) service-based RSUs and (ii) PSUs.

The market value of the share awards is based on the closing price of our Ordinary Shares as of March 31, 2026, which was $65.46. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at threshold, target or maximum depending on performance through March 31, 2026. For additional information on our equity incentive programs, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

Name	Share Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Revathi Advaithi	85,021[3]	5,565,475	255,062[9]	16,696,359
	109,478[3]	7,166,430	164,216[10]	10,749,579
	94,675[3]	6,197,426	114,756[11]	7,511,928
	255,062[4]	16,696,359	164,216[12]	10,749,579
			337,100[13]	22,066,566
			1,357,810[14]	88,882,243
Kevin Krumm	95,497[5]	6,251,234	26,622[11]	1,742,676
	21,964[5]	1,437,763	78,205[13]	5,119,299
Hooi Tan	23,981[6]	1,060,125	48,582[9]	3,180,178
	72,578[6]	1,569,796	35,970[10]	2,354,596
	21,964[6]	4,750,956	26,622[11]	1,742,676
	48,582[4]	1,437,763	35,970[12]	2,354,596
			145,156[15]	9,501,912
			78,205[13]	5,119,299
Michael P. Hartung	14,574[7]	954,014	43,724[9]	2,862,173
	18,768[7]	1,228,553	28,150[10]	1,842,699
	10,532[7]	689,425	26,622[11]	1,742,676
	72,578[7]	4,750,956	28,150[12]	1,842,699
	21,964[7]	1,437,763	145,156[15]	9,501,912
	43,724[4]	2,862,173	78,205[13]	5,119,299
Scott Offer	14,574[8]	954,014	43,724[9]	2,862,173
	18,768[8]	1,228,553	28,150[10]	1,842,699
	20,071[8]	1,313,848	24,328[11]	1,592,511
	43,724[4]	2,862,173	28,150[12]	1,842,699
			71,465[13]	4,678,099

(1) This column includes rTSR PSUs and adjusted EPS growth PSUs granted in fiscal years 2024, 2025 and 2026 under the 2017 Equity Incentive Plan, as well as Supplemental Equity Award PSUs granted to Ms. Advaithi in fiscal year 2026 under the 2017 Equity Incentive Plan. Vesting of the rTSR PSUs granted in fiscal years 2024, 2025 and 2026 is based on the Company's TSR relative to the return of the Company's TSR peer group over the 3-year performance period. Vesting of the adjusted EPS growth PSUs granted in fiscal years 2024, 2025 and 2026 to all NEOs is based upon the Company's adjusted EPS growth over the yearly measurement period and averaged over the 3-year performance period. Vesting of the adjusted EPS growth PSUs granted in fiscal year 2025 to Mr. Tan and Mr. Hartung is based upon the Company's three-year compounded annual growth rate, or CAGR. Vesting of the Supplemental Equity Award PSUs granted in fiscal year 2026 to Ms. Advaithi is based upon the Company's CPI business measured at the end of fiscal year 2028, subject to an overall payout cap based upon the Company's rTSR return over a three-year period beginning on June 19, 2025 and ending on June 19, 2028.

(2) The projected payouts of the rTSR PSUs for the 2023-2026, 2024-2027 and 2025-2028 cycles are shown at maximum. The projected payout of the adjusted EPS growth PSUs for the 2024-2027 and 2025-2026 cycles are shown at maximum. The adjusted EPS growth PSUs granted in fiscal year 2025 to Messrs. Hartung and Tan and the Supplemental Equity Award PSU granted to Ms. Advaithi are shown at maximum.

(3) 85,021 shares vest on June 14, 2026; 109,478 shares vest at a rate of 54,739 shares per year for two years, with the first vesting date on June 12, 2026; and 94,675 shares vest at a rate of 31,558 shares per year for three years, with the first vesting date on June 12, 2026.

(4) Actual results for adjusted EPS growth PSUs paid out on May 8, 2026.

(5) 95,497 shares vest at a rate of 47,748 shares per year for two years, with the first vesting date on January 6, 2027; and 21,964 shares vest at a rate of 7,321 shares per year for three years, with the first vesting date on June 12, 2026.

(6) 16,195 shares vest on June 14, 2026; 23,981 shares vest at a rate of 11,990 shares per year for two years, with the first vesting date on June 12, 2026; 72,578 shares vest on September 25, 2027; and 21,964 shares vest at a rate of 7,321 shares per year for three years, with the first vesting date on June 12, 2026.

(7) 14,574 shares vest on June 14, 2026; 18,768 shares vest at a rate of 9,384 shares per year for two years, with the first vesting date on June 12, 2026; 10,532 vest at a rate of 5,266 shares per year for two years, with the first vesting date on August 15, 2026; 72,578 shares vest on September 25, 2027; and 21,964 shares vest at a rate of 7,321 shares per year for three years, with the first vesting date on June 12, 2026.

(8) 14,574 shares vest on June 14, 2026; 18,768 shares vest at a rate of 9,384 shares per year for two years, with the first vesting date on June 12, 2026; and 20,071 shares vest at a rate of 6,690 shares per year for three years, with the first vesting date on June 12, 2026.

(9) Unvested rTSR PSUs to vest date on June 14, 2026, assuming a maximum payout of 200%.

(10) Unvested rTSR PSUs to vest date on June 12, 2027, assuming a maximum payout of 200%.

(11) Unvested rTSR PSUs to vest date on June 12, 2028, assuming a maximum payout of 200%.

(12) Unvested remaining adjusted EPS growth PSUs to vest in May 2027 assuming a maximum payout of 200%.

(13) Unvested remaining adjusted EPS growth PSUs to vest in May 2028, assuming a maximum payout of 250%.

(14) Unvested remaining Supplemental Equity Award PSUs to vest in June 2028 assuming a maximum payout of 250%.

(15) Unvested remaining adjusted EPS growth CAGR PSUs to vest in May 2028 and May 2029 assuming a maximum payout of 200%.

Shares Vested in Fiscal Year 2026

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of RSUs and PSUs during fiscal year 2026 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2026 and the NEOs do not hold any unexercised options.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Revathi Advaithi	1,035,876	42,920,452
Kevin Krumm	47,748	2,962,525
Hooi Tan	189,487	7,857,966
Michael P. Hartung	190,526	7,931,274
Scott Offer	185,261	7,673,289

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs and PSUs determined by multiplying the number of Ordinary Shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2026

Our NEOs do not receive any compensation in the form of pension benefits.

Notice & Proxy Statement

Annual Report

Shareholder Information

Nonqualified Deferred Compensation in Fiscal Year 2026

Each of our NEOs participates in our NQDC Plan. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Under the NQDC Plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The Company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may also make annual contributions, in amounts up to 37.5% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the NQDC Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Under our deferred compensation plan, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in our deferred compensation plan are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of the NEOs and their vesting terms, including vesting upon the executive's termination or a change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation—Potential Payments Upon Termination or Change of Control*" below.

The following table presents information for fiscal year 2026 about: (i) contributions to the NEOs' deferred compensation plan accounts by the executive; (ii) contributions to the NEOs' deferred compensation plan accounts by the Company; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2026, Ms. Advaithi and Messrs. Hartung, Krumm, Offer and Tan each received deferred cash awards with a value that averaged approximately 34.7% of their respective fiscal year 2025 base salaries.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)[4]
Revathi Advaithi	—	459,888	68,487	(493,794)	1,832,451
Kevin Krumm	—	67,249	(5,153)	—	480,802
Hooi Tan	—	255,107	83,489	(92,134)	908,433
Michael P. Hartung	18,375	255,107	38,076	(300,570)	1,011,244
Scott Offer	142,141	230,117	122,450	—	1,301,939

(1) Reflects portions of the salary and/or bonus payments deferred by our NEOs during the fiscal year.

(2) These amounts represent employer contributions under the NQDC Plan. These awards cliff vest after four years. These amounts, including any earnings or losses thereon, will be reported under the "All Other Compensation" column of the Summary Compensation Table. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2026 Executive Compensation—Deferred Compensation Awards*" and "*Executive Compensation—Potential Payments Upon Termination or Change of Control*" of this proxy statement.

(3) Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table.

(4) The amounts in this column with respect to Messrs. Hartung and Offer include the sum of the amounts that they deferred in prior years and previously reported as compensation in the Summary Compensation Table in respect of the applicable year. No other NEOs are voluntarily contributing to the NQDC Plan. The aggregate balance at fiscal year-end 2025 was in the amounts of $1,797,871 for Ms. Advaithi, $418,706 for Mr. Krumm, $661,971 for Mr. Tan, $1,018,631 for Mr. Hartung, and $949,377 for Mr. Offer.

Potential Payments Upon Termination or Change of Control

As described in the section titled "*Compensation Discussion and Analysis*" of this proxy statement, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under the Executive Severance Plan, the NQDC Plan and the 2017 Equity Incentive Plan.

Acceleration of Vesting of Deferred Compensation

If the employment of any participant in the NQDC Plan is involuntarily terminated by the Company without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the NQDC Plan), the entire unvested portion of the deferred compensation account of the NEO will vest. The entire unvested portion of a participant's deferred compensation account also will vest if the NEO's employment terminates as a result of death or disability. If a participant in the NQDC Plan ceases to provide services to the Company due to a qualifying retirement (generally meaning a voluntary termination of service after the participant has attained the age of 55, completed at least 5 years of service as an employee of the Company, and the sum of age and service is equal to at least 65), the unvested portion of the NEO's deferred compensation account will continue to vest, subject to the NEO signing a release of claims, complying with post-termination restrictive covenants, and (if required by the Company in its discretion), providing up to 6 months advance written notice of retirement. As described below under the heading "*Executive Severance Plan*", if the employment of a participant in the NQDC Plan is terminated by the Company without cause or by the NEO for good reason, but not within two years following a change of control, the NEO generally would be entitled to continued vesting of the NEO's deferred compensation account for a specified period following termination.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each NEO as of March 31, 2026, is listed above in the Outstanding Equity Awards at 2026 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2026 were granted under the 2017 Equity Incentive Plan.

Subject to any waiver by the Compensation and People Committee, all unvested RSU awards, PSU awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the Company, except for certain termination reasons such as retirement, death, disability, or involuntary termination without cause or for "good reason" (as defined in the Executive Severance Plan) within 24 months after a change of control.

Treatment of Certain Awards Upon Retirement

Certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Equity Incentive Plan provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of fifty-five (55) years; completed at least five (5) years of service as an employee of the Company; and the sum of age and service is equal to at least 65), then the award will not terminate. RSUs would continue to vest, and a pro-rata number for the length of time employed during the performance period shall be issued to the participant at the end of the performance cycle for rTSR PSUs and adjusted EPS growth PSUs. However, the Supplemental Equity Award PSUs granted to Ms. Advaithi during fiscal year 2026 and the PSUs and RSUs granted as supplemental equity awards to Mr. Tan and Mr. Hartung during fiscal year 2025, respectively, do not provide for accelerated or continued vesting upon retirement. Among our NEOs, Ms. Advaithi and Messrs. Hartung and Offer meet the retirement criteria.

Treatment of Certain Awards Upon Death or Disability

Certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Equity Incentive Plan provide that if a plan participant ceases to provide services to the Company due to death or disability, then the awards will accelerate after the qualifying termination. RSUs will immediately vest. rTSR PSUs and adjusted EPS growth PSUs will be prorated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. The Supplemental Equity Award PSUs granted to Ms. Advaithi during fiscal year 2026 provide for prorated vesting in the event of her death, but do not provide for accelerated vesting in the event of her disability.

Double-Trigger Vesting Upon a Change of Control

The 2017 Equity Incentive Plan is a "double trigger" equity plan, meaning that unvested equity awards vest immediately only if (i) there is a change of control of the Company and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) such awards are converted, assumed or replaced by the successor or survivor corporation, and the participant incurs an involuntarily termination of service as described below.

Under the terms of the 2017 Equity Incentive Plan, unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the 2017 Equity Incentive Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Under the terms of the 2017 Equity Incentive Plan, as amended effective March 5, 2025, with respect to both then-outstanding and future awards, where awards under the 2017 Equity Incentive Plan are assumed or continued after a change of control, those awards will be treated as follows in the event of a participant's "Involuntary Termination of Service" within 24 months after the change of control:

- Outstanding equity awards with vesting based solely upon continued employment (or other service), such as RSUs, will vest in full immediately upon the participant's Involuntary Termination of Service (and any stock options or stock appreciation rights will become fully exercisable and remain exercisable for 90 days after the Involuntary Termination of Service, but not beyond the latest date that the stock option or stock appreciation right could have expired in accordance with its original terms under any circumstances); and

- Outstanding equity awards with vesting based in whole or in part upon the achievement of performance goals, such as rTSR PSUs and EPS growth PSUs, will vest in full (i) at the "target" level of performance, to the extent that the applicable performance period (or any portion of the performance period that is designated as a separate measurement period) has not been completed as of the participant's Involuntary Termination of Service, or (ii) based upon the actual level of achievement of the applicable performance goals during the applicable performance period (or any portion of the performance period that is designated as a separate measurement period), to the extent that such period has been completed as of the participant's Involuntary Termination of Service.

For purposes of "double-trigger" vesting of equity awards in connection with a change of control, an "Involuntary Termination of Service" means (a) the termination of the participant's service by Flex (or any successor or survivor corporation, or a parent or subsidiary thereof) without "cause" (as defined in the 2017 Equity Incentive Plan) and not as a result of the participant's death or disability, or (b) where the participant, such as each of the NEOs, is a party to an arrangement, such as the Executive Severance Plan, that defines "good reason" with respect to the participant, the participant's termination of service for "good reason" as so defined.

Executive Severance Plan

The Executive Severance Plan covers all of the NEOs and certain other senior level employees of the Company. Under the Executive Severance Plan, in the event of a qualifying termination of employment by the Company without "cause" (and not as a result of death or disability) or by a participant for "good reason" (each such term as defined in the Executive Severance Plan), the participant will receive the following benefits, subject to the participant entering into and complying with the terms of a Transition Agreement and/or a release of claims, including any customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions:

General Severance Provisions (Qualifying Termination Outside a Change of Control):

- For the CEO, two years' continued payment of base salary and two years of her target annual bonus amount, or for the other NEOs, base salary continuation during the transition period provided in the Transition Agreement and a pro-rated annual bonus for the fiscal year in which the transition period begins, based on actual performance through the end of the fiscal year;

- For the CEO, two years' continued vesting of outstanding equity awards and deferred compensation awards, or for the other NEOs, continued vesting of outstanding equity awards during the transition period and accelerated vesting following the transition period of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period; and

- Benefits coverage continuation for two years (for the CEO) or during the transition period (for the other NEOs).

Change of Control Severance Provisions (Qualifying Termination Within 24 Months After a Change of Control):

- The sum of the participant's base salary and target annual bonus multiplied by 2.99 (for the CEO) or by two (for the other NEOs), payable in a single lump sum;
- Accelerated vesting of the participant's outstanding equity awards in accordance with the terms and conditions of the 2017 Equity Incentive Plan and any unvested deferred compensation awards; and
- Continued employee benefits coverage for three years (for the CEO) or for two years (for the other NEOs).

There are no tax gross-ups in the Executive Severance Plan.

Potential Payments Upon Termination or Change of Control as of March 31, 2026

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a termination of employment, (ii) the accelerated vesting of restricted and performance share unit awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination without cause or voluntary termination for good reason under the Company's Executive Severance Plan, (iv) retirement, or (v) death or disability.

Calculations for this table assume that the triggering event took place on March 31, 2026, the last business day of fiscal year 2026, and are based on the price per share of our Ordinary Shares on such date, which was $65.46. The following table does not include potential payouts under our NEOs' nonqualified deferred compensation plans relating to vested benefits.

Name	Change in Control with Termination ($)[1]	Change in Control and No Assumption of Award ($)[2]	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)[3]	Retirement ($)[4]	Death or Disability ($)[5]
Revathi Advaithi					
Base Salary Continuation	3,961,750	—	2,650,000	—	—
Benefits Continuation	82,177	—	54,785	—	—
Bonus Payments	6,536,888	—	4,372,500	3,950,117	3,950,117
Vesting of Deferred Compensation	1,832,451	—	966,830	1,832,451	1,832,451
Vesting of Service-based RSUs	18,929,330	18,929,330	16,863,478	18,929,330	18,929,330
Vesting of Performance-based RSUs	97,812,056	97,812,056	46,734,360	44,076,007	54,048,969
Total[6]	**129,154,652**	**116,741,386**	**71,641,953**	**68,797,905**	**78,760,867**
Kevin Krumm					
Base Salary Payment Continuation	1,664,000	—	832,000	—	—
Benefits Continuation	51,739	—	25,870	—	—
Bonus Payments	1,913,600	—	1,728,746	—	1,728,746
Vesting of Deferred Compensation	479,359	—	—	—	479,359
Vesting of Service-based RSUs	7,688,997	7,688,997	7,209,699	—	7,688,997
Vesting of Performance-based RSUs	3,601,631	3,601,631	—	—	1,011,357
Total[6]	**15,399,326**	**11,290,628**	**9,796,315**	**—**	**10,908,459**
Hooi Tan					
Base Salary Payment Continuation	1,470,000	—	735,000	—	—
Benefits Continuation	55,920	—	27,960	—	—
Bonus Payments	1,617,000	—	1,460,798	—	1,460,798
Vesting of Deferred Compensation	908,433	—	427,509	—	908,433
Vesting of Service-based RSUs	8,818,640	8,818,640	8,339,342	—	8,818,640
Vesting of Performance-based RSUs	17,714,807	17,714,807	5,830,326	—	13,614,349
Total[6]	**30,584,800**	**26,533,447**	**16,820,935**	**—**	**24,802,220**

Name	Change in Control with Termination ($)[1]	Change in Control and No Assumption of Award ($)[2]	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)[3]	Retirement ($)[4]	Death or Disability ($)[5]
Michael P. Hartung					
Base Salary Payment Continuation	1,470,000	—	735,000	—	—
Benefits Continuation	50,091	—	25,046	—	—
Bonus Payments	1,617,000	—	1,460,798	1,460,798	1,460,798
Vesting of Deferred Compensation	1,011,244	—	531,069	1,011,244	1,011,244
Vesting of Service-based RSUs	9,060,711	9,060,711	8,581,413	4,309,755	9,060,711
Vesting of Performance-based RSUs	16,363,953	16,363,953	5,247,317	7,819,568	12,570,524
Total[6]	**29,572,999**	**25,424,664**	**16,580,643**	**14,601,365**	**24,103,277**
Scott Offer					
Base Salary Payment Continuation	1,326,000	—	663,000	—	—
Benefits Continuation	35,767	—	17,884	—	—
Bonus Payments	1,326,000	—	1,131,608	1,131,608	1,131,608
Vesting of Deferred Compensation	985,202	—	529,855	985,202	985,202
Vesting of Service-based RSUs	3,496,415	3,496,415	3,058,422	3,496,415	3,496,415
Vesting of Performance-based RSUs	11,302,607	11,302,607	5,247,317	7,732,419	7,732,419
Total[6]	**18,471,991**	**14,799,022**	**10,648,086**	**13,345,644**	**13,345,644**

(1) The amounts shown represent the estimated value of compensation paid in the event of a participant's qualifying termination within 24 months after a change of control. In regard to equity, RSUs will immediately vest in full and PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2026, the assumed date of the double-trigger event.

(2) The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs following a change of control under the terms of the 2017 Equity Incentive Plan, which assumes that such RSUs and PSUs are not assumed or replaced by the successor corporation or its parent. RSUs will immediately vest in full and PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2026, the assumed date of the change of control event.

(3) The amounts shown represent the estimated value of payments under the Executive Severance Plan contingent upon the participant entering into and adhering to a Transition Agreement and/or a release of claims. The table above illustrates a 12-month transition period (24 months for the CEO) for demonstration purposes; the actual transition period may vary. For PSUs, the reported amounts assume that completed cycles will vest based on the actual performance of those cycles, while uncompleted cycles will vest at target during the transition period.

(4) For termination of service due to retirement, except as otherwise described below: (i) RSUs will continue to vest until fully vested; (ii) the PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the PSU award pursuant to achieving the performance criteria at the end of the original performance period. However, the Supplemental Equity Award PSUs granted to Ms. Advaithi during fiscal year 2026 and the PSUs and RSUs granted as supplemental equity awards to Mr. Tan and Mr. Hartung during fiscal year 2025, respectively, do not provide for accelerated or continued vesting upon retirement. The amounts reported assume completed cycles will vest based on actual performance of completed cycles and unfinished cycles will vest at target. As of the fiscal year ended March 31, 2026, among our NEOs, Ms. Advaithi, Mr. Hartung and Mr. Offer were retirement eligible.

(5) For termination of service due to death or disability, (i) unvested RSUs will immediately vest in full, and (ii) PSUs generally will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. Bonus is prorated for termination of service due to death only. However, the Supplemental Equity Award PSUs granted to Ms. Advaithi during fiscal year 2026 do not provide for accelerated vesting in the event of her disability.

(6) Total amounts may not add up due to rounding.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are providing the following disclosure about the median annual total compensation of our employees in relation to the annual total compensation of our Chief Executive Officer.

For the fiscal year ended March 31, 2026, we had revenues of $27.9 billion. Flex's physical infrastructure includes approximately 100 facilities in approximately 34 countries, staffed by approximately 150,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs. To better understand the following pay ratio disclosure, it is important to recognize that our compensation programs are designed to reflect local market practices across our global operations. We offer market-based competitive wages and benefits in all geographies in which we operate. Our CEO's compensation is structured to align pay with performance, with pay levels set in line with our peers that are companies of similar size and scale complexity.

Fiscal Year 2026 Pay Ratio

For fiscal year 2026, our CEO's annual total compensation, as reported in the Summary Compensation Table, was $44,391,138. The annual total compensation of our median employee among all non-contractor employees (excluding the CEO) was $12,939. Based on this information, the ratio of the annual total compensation of our CEO relative to the annual total compensation of our median employee was 3,431 to 1.

If the Supplemental Equity Award was excluded, the annual total compensation of our CEO would have been $19,304,239, and the resulting ratio would have been 1,492 to 1.

The pay ratio disclosed above is a reasonable estimate, calculated in a manner consistent with the SEC rules based on our payroll and employment records and the methodologies described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to use different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio disclosed by other companies may not be comparable to the pay ratio disclosed above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, there are a number of factors that make a meaningful comparison of pay ratios difficult, such as industry-specific pay differentials, the geographic location of employee populations, and the size and nature of a company's manufacturing operations.

Identification of the Median Employee

We identified our median employee in fiscal year 2025 using the methodology and material assumptions previously disclosed in our 2025 proxy statement. Consistent with SEC rules, we have continued to use that employee for fiscal year 2026 because we do not believe there have been changes in our employee population or employee compensation arrangements that would significantly affect our pay ratio disclosure.

For purposes of identifying our median employee, we used target total annual cash compensation multiplied by the FTE % factor as reflected in our global human resources information system as of March 31, 2026, such that those that only work part-time were included at the part-time pay rate and not converted to a full-time equivalent pay level. We excluded contractors and agency workers from the selection of median employee. We selected this compensation approach because it captures both base salary as well as bonuses and other cash payments that may be provided to employees in our varying work geographies. We measured actual compensation for the median employee using the 12-month period ended March 31, 2026. No cost-of-living adjustments were made.

Our median employee is a full-time, salaried employee working in Mexico. The employee's annual total compensation in 2026 was $12,939. For purposes of this disclosure, we converted the employee's total compensation from Mexican Pesos to U.S. dollars using the exchange rate 18.025 MXN to 1 USD as of March 31, 2026.

Calculation of Median Employee's Compensation and CEO's Annualized Compensation

In determining the annual total compensation in 2026 of approximately $12,939 for our median employee, as required by SEC rules, we calculated the employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, consistent with how we determine our CEO's total compensation for fiscal year 2026 in the Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of SEC Regulation S-K, we are providing the following information regarding the relationship between executive compensation actually paid (CAP) and certain financial performance measures of the Company for the fiscal years shown.

Fiscal Year (a)	Summary Compensation Table Total ($) (b)	Compensation Actually Paid to CEO ($) (c)	Average Summary Compensation Table Total for Non-CEO NEOs ($) (d)	Average Compensation Actually Paid to Non-CEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based on: Flex TSR ($) (f)	Peer Group TSR ($) (g)	GAAP Net Income ($ Millions) (h)	Adjusted EPS ($) (i)
2026	44,391,138	169,414,161	5,491,551	20,075,135	491	718	880	3.30
2025	16,422,136	26,845,235	6,206,790	5,142,055	248	299	838	2.65
2024	15,118,250	48,297,494	3,898,116	10,135,211	215	248	872	2.15
2023	15,597,911	30,258,936	4,097,332	7,197,637	126	156	793	2.36
2022	14,375,624	16,510,494	4,015,753	4,098,165	101	113	936	1.96

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for Revathi Advaithi, the CEO for the respective years shown.

Column (c). "Compensation actually paid" to the CEO in each of FY26, FY25, FY24, FY23, and FY22 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by the Compensation and People Committee in regard to the CEO's compensation for each fiscal year, please see the "Compensation Discussion and Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year CEO	2022	2023	2024	2025	2026
SCT Total Compensation ($)	$ 14,375,624	$ 15,597,911	$ 15,118,250	$ 16,422,136	$ 44,391,138
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 10,484,149	$ 11,020,718	$ 11,382,142	$ 11,353,074	$ 38,446,348
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 11,372,194	$ 16,892,976	$ 17,276,728	$ 12,272,574	$ 114,288,067
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 1,275,446	$ 10,802,925	$ 23,895,484	$ 7,390,003	$ 38,484,443
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ (28,621)	$ (1,987,549)	$ 3,462,720	$ 2,194,246	$ 10,696,861
Less: Fair Value as of Prior Fiscal Year End of Stock Awards Forfeited during the Covered Year ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 0	$ 26,607	$ 73,545	$ 80,649	$ 0
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 16,510,494	$ 30,258,936	$ 48,297,494	$ 26,845,235	$ 169,414,161

Equity Valuations:

- EPS-based PSU grant date fair values are calculated using the stock price as of the date of grant and are assumed at target performance, while TSR-based PSU grant date fair values are calculated using the Monte Carlo fair value, developed in accordance with FASB ASC 718, and are also assumed at target performance.
  - The EPS-based PSUs are valued after the grant date assuming estimated performance results as of the end of each measurement date and Flex's stock price on that date, while the value of TSR-based PSUs assume target-level performance and are multiplied by the corresponding Monte Carlo value.

- Time-based RSUs are valued after grant based on Flex's stock price on each measurement date, in accordance with FASB ASC 718.
  - For all time-based RSUs, the vest date fair value is equal to the number of units that actually vest and Flex's stock price on that date.

Fiscal Year	2022	2023	2024	2025	2026
Non-CEO NEOs	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note
SCT Total Compensation ($)	$ 4,015,753	$ 4,097,332	$ 3,898,116	$ 6,206,790	$ 5,491,551
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 2,262,366	$ 2,169,700	$ 2,188,321	$ 4,225,425	$ 3,032,512
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 2,453,994	$ 3,325,800	$ 3,321,609	$ 3,768,606	$ 5,766,967
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 165,239	$ 2,187,616	$ 4,471,749	$ 709,604	$ 10,036,613
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ (270,811)	$ (239,733)	$ 731,844	$ (73,967)	$ 1,812,516
Less: Fair Value as of Prior Fiscal Year End of Stock Awards Forfeited during the Covered Year ($)	$ 0	$ 0	$ 0	$ 1,218,563	$ 0
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 3,645	$ 3,678	$ 99,786	$ 24,990	$ 0
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 4,098,165	$ 7,197,637	$ 10,135,211	$ 5,142,055	$ 20,075,135

Equity Valuations: equity valuation assumptions are the same as those stated above under the CEO table.

Column (d). The following non-CEO NEOs (collectively, the "Non-CEO NEOs") are included in the average figures shown:

- FY22: Francois P. Barbier, Michael P. Hartung, Paul R. Lundstrom, and Scott Offer
- FY23: Michael P. Hartung, Paul R. Lundstrom, Scott Offer, and Hooi Tan
- FY24: Michael P. Hartung, Paul R. Lundstrom, Scott Offer, and Hooi Tan
- FY25: Kevin Krumm, Michael P. Hartung, Scott Offer, Hooi Tan, Paul R. Lundstrom and Jaime Martinez
- FY26: Kevin Krumm, Michael P. Hartung, Scott Offer and Hooi Tan

Column (e). Average "compensation actually paid" for our Non-CEO NEOs in each of FY26, FY25, FY24, FY23 and FY22 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our Non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation and People Committee in regard to the Non-CEO NEOs' compensation for each fiscal year, please see the "Compensation Discussion and Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Flex for the measurement periods beginning on the last trading day of the Company's 2021 fiscal year and ending on March 31 of each of 2026, 2025, 2024, 2023 and 2022, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the peer group consisting of Benchmark Electronics, Celestica Inc., Jabil Inc., and Sanmina Corporation ("Peer Group TSR") for the measurement periods beginning on the last trading day of the Company's 2021 fiscal year and ending on March 31 of each of 2026, 2025, 2024, 2023 and 2022, respectively.

Column (h). Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended March 31, 2026, 2025, 2024, 2023 and 2022, respectively.

Column (i). Company-selected Measure is Adjusted Earnings Per Share (EPS) which is described below. Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Flex's Pay for Performance Alignment

Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and other NEOs in FY22, FY23, FY24, FY25 and FY26 to (1) TSR of both Flex and the Peer Group TSR, (2) Flex's Adjusted EPS, and (3) Flex's Net Income.







Listed below are the performance measures which in our assessment represent the three most important financial performance measures we use to link compensation actually paid to our NEOs, for FY26, to Company performance.

Measure	Nature
Stock Price	Financial
Relative TSR	Financial
Adjusted EPS Growth	Financial

"*Compensation actually paid*" *(also referred to as "CAP")*, as required under SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the tables based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. For a discussion of how our Compensation and People Committee assessed Flex's performance and our NEOs' pay each year, see the "Compensation Discussion and Analysis" section in this proxy statement and in the proxy statements for FY22 – FY25.

Notice & Proxy Statement

Annual Report

Shareholder Information

Proposal No. 4: Ordinary Resolution to Authorize Ordinary Share Issuances

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue Ordinary Shares and make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares with the prior approval of our shareholders.

We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any Ordinary Shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares that were granted under previously-approved share issue mandates). Our current authorization, approved by shareholders at our 2025 annual general meeting, will expire at the conclusion of the 2026 annual general meeting. As a result, we are presenting this proposal to renew the Board's authority to issue Ordinary Shares on the terms set forth below.

We are seeking approval to authorize our Board to issue up to a maximum of 20% of the total number of issued Ordinary Shares of the Company as of the date of the passing of such resolution (equal to a total of 366,389,554 Ordinary Shares as of June 8, 2026 on the basis that no additional Ordinary Shares are issued or repurchased before the 2026 annual general meeting). If this proposal is approved, and unless revoked or varied by the Company in a general meeting, the authorization would be effective from the date of the 2026 annual general meeting and continue until the earlier of (i) the conclusion of the 2027 annual general meeting or (ii) the expiration of the period within which the 2027 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2027 annual general meeting is required to be held within six months after the date of our 2027 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with the Singapore Accounting and Corporate Regulatory Authority, which may be granted at the discretion of that authority).

To be clear, we are not asking our shareholders to approve a specific issuance of shares. Instead, approval of this resolution will only grant our Board the authority so that it may from time to time during the validity period of the proposed share issuance mandate allot and issue, and grant rights to acquire, Ordinary Shares on the terms and in the manner set forth in this proposal.

Our Board believes that approving this resolution is advisable and in the best interests of the Company and our shareholders. In the past, the Board has issued shares or made agreements that would require the issuance of new Ordinary Shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our Ordinary Shares or instruments convertible into our Ordinary Shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new Ordinary Shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Our Board expects that we will continue to issue Ordinary Shares and grant options, performance shares, performance unit awards, and restricted share unit awards in the future under circumstances similar to those in the past. Our Board believes that it is advisable and in the best interests of the Company and our shareholders for our shareholders to provide this general authorization, subject to the aggregate cap described above, because then we can avoid the delay and expense of obtaining shareholder approval at a later date and will have greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our Ordinary Shares and instruments convertible into our Ordinary Shares.

If this proposal is approved, our directors would be authorized to, during the period described above and subject to the aggregate cap described above, issue Ordinary Shares and make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares subject only to our Constitution, applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of Ordinary Shares could be dilutive to existing shareholders or reduce the trading price of our Ordinary Shares on Nasdaq.

We are not submitting this proposal in response to a threatened takeover. However, in the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing Ordinary Shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to replace an incumbent director with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their Ordinary Shares at the premium that may be available in takeover attempts.

We note that because we are a Nasdaq-listed company, our shareholders continue to benefit from the protections afforded to them under the rules of Nasdaq, including those rules that limit our ability to issue shares in specified circumstances without obtaining shareholder approval. This authorization for our directors to issue Ordinary Shares is required as a matter of Singapore law and is not otherwise required for other Nasdaq-listed companies. Accordingly, approval of this resolution would merely place us on equal footing with other Nasdaq-listed companies.

 The Board recommends a vote **"FOR"** the resolution to authorize Ordinary Share issuances.

Proposal No. 5: Ordinary Resolution to Renew the Share Purchase Mandate

Our purchases or acquisitions of our Ordinary Shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our Ordinary Shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the Company's powers to purchase or otherwise acquire our issued Ordinary Shares on prescribed terms of the Share Purchase Mandate.

Our shareholders approved a renewal of the Share Purchase Mandate at the annual general meeting of shareholders held in 2025, which will expire on the date of the 2026 annual general meeting. Accordingly, we are seeking approval from our shareholders at the 2026 annual general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Singapore Companies Act, share repurchases under our share repurchase plans were subject to an aggregate limit of 20% of our issued Ordinary Shares outstanding as of the date of the annual general meeting held on August 6, 2025. On August 6, 2025, the Board authorized the repurchase of up to an aggregate of $1.7 billion of Ordinary Shares of the Company to be conducted in tranches. Until the 2026 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the 2025 annual general meeting. As of the date of the 2026 annual general meeting, any repurchases may only be made if the shareholders approve the proposed renewal of the Share Purchase Mandate. The share purchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the 2026 annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2027 annual general meeting or the date by which the 2027 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2027 annual general meeting is required to be held within six months after the date of our 2027 fiscal year-end (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with the Singapore Accounting and Corporate Regulatory Authority, which may be granted at the discretion of that authority).

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the 2026 annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire Ordinary Shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued Ordinary Shares outstanding at the date of the annual general meeting. Any of our Ordinary Shares that are held as treasury shares will be disregarded for purposes of computing this 20% limitation. For this purpose, a reference herein to treasury shares in computing the 20% limitation includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

The Companies Act empowers the Singapore Minister for Finance to prescribe by notification a different percentage as the share repurchase limit, which may be in excess of 20%. In the event that the Minister for Finance prescribes by notification a higher percentage in excess of 20% pursuant to Section 76B(3) of the Companies Act, we are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued Ordinary Shares not exceeding either (i) 35% of our total number of issued Ordinary Shares outstanding as of the date this proposal is approved (excluding any Ordinary Shares that are held as treasury shares as at that date); or (ii) such other lower percentage (which nevertheless exceeds 20%) as may be prescribed by the Minister for Finance.

We will at all times fully observe the share repurchase limit that applies from time to time and will only exceed the current 20% on the condition that any such higher percentage (up to a maximum of 35%) is approved by the Minister for Finance through a notification issued pursuant to Section 76B(3) of the Companies Act.

Purely for illustrative purposes, on the basis of 366,389,554 issued Ordinary Shares outstanding as of June 8, 2026, and assuming no additional Ordinary Shares are issued or repurchased on or prior to the date of the 2026 annual general meeting:

- based on the prevailing 20% limit, we would be able to purchase not more than 73,277,911 issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate; and

- in the event that the Singapore Minister for Finance approves such higher limit up to a maximum of 35%, we would be able to purchase not more than 128,236,344 Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate.

During fiscal year 2026, we repurchased approximately 19.2 million shares for an aggregate purchase price of approximately $944.2 million under the Share Purchase Mandate and retired all of these shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date the Share Purchase Mandate is approved until the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of Ordinary Shares may be made by way of:

- market purchases on Nasdaq or any other stock exchange on which our Ordinary Shares may at the time be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares are then listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act.

If we decide to purchase or acquire our Ordinary Shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of Ordinary Shares must be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
- all holders of our Ordinary Shares must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to Ordinary Shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of Ordinary Shares).

Purchase Price

The maximum purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each Ordinary Share will be determined by our directors, where our directors may decide that the consideration payable for the purchase or acquisition of Ordinary Shares may be either cash or satisfied by way of the transfer or distribution of shares of another corporation. Our directors may also determine the valuation method to be applied to value the shares of such other corporation. The maximum purchase price must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may at that time be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 110% of the arithmetic average of the daily volume-weighted average prices of Ordinary Shares over the three full trading days on which our Ordinary Shares are traded on the Nasdaq Global Select Market, or, as the case may be, any other stock exchange on which our Ordinary Shares are at the time listed and quoted, ending on and including the second full trading day prior to the date on which the offer to effect the off-market purchase expires.

By approving this resolution, shareholders are approving that the mode of payment for the purchase price of each Ordinary Share may take the form of either cash or satisfied by way of the transfer or distribution of shares of another corporation, and the valuation method to be applied to value the shares of such other corporation, as determined by our directors.

Treasury Shares

Under the Singapore Companies Act, Ordinary Shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings

The number of Ordinary Shares held as treasury shares may not at any time exceed 10% of the total number of issued Ordinary Shares. For this purpose, the reference to treasury shares includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

Voting and Other Rights

We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings. For the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of Ordinary Shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the respective subdivision or consolidation.

Disposal and Cancellation

Where Ordinary Shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our Ordinary Shares, where our directors may decide that the consideration payable for the purchase or acquisition of Ordinary Shares may be either cash or satisfied by way of the transfer or distribution of shares of another corporation, which may be valued using a valuation method as determined by our directors.

Our directors do not propose to exercise the Share Purchase Mandate in a manner and to an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our Ordinary Shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of Section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (including any expenses, such as brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any Ordinary Share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such Ordinary Share will expire on cancellation (unless such Ordinary Share is held by us as a treasury share). The total number of issued shares will be diminished by the number of Ordinary Shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired Ordinary Shares as soon as reasonably practicable following settlement of any such purchase or acquisition. Where Ordinary Shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our group (including our subsidiaries) will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of Ordinary Shares that may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the Ordinary Shares are purchased or acquired out of our profits and/or capital, the number of Ordinary Shares purchased or acquired, the price paid for the Ordinary Shares, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, we may purchase or acquire Ordinary Shares using profits and/or our capital so long as the Company is solvent.

Where the consideration (including any expenses) paid by us to purchase or acquire Ordinary Shares comes out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration we pay to purchase or acquire Ordinary Shares comes out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our Ordinary Shares.

Rationale for the Share Purchase Mandate

We believe a renewal of the Share Purchase Mandate at the 2026 annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase Ordinary Shares if the directors believe such repurchases would be in the best interests of our shareholders. Our decision to repurchase our Ordinary Shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available sources of funds to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

As noted above, the approval of the Share Purchase Mandate does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued Ordinary Shares, a shareholder's proportionate interest in the Company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert with a director could become obliged to make a take-over offer for the Company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors and persons acting in concert with them) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer if, as a result of the Company purchasing or acquiring our issued Ordinary Shares, the voting rights of such shareholders would increase to 30% or more, or, if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders that are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

 The Board recommends a vote **"FOR"** the resolution to approve the proposed renewal of the Share Purchase Mandate.

Information about our Executive Officers

The names, ages and positions of our executive officers as of June 24, 2026 are as follows:

Name	Age	Position
Revathi Advaithi	58	Chief Executive Officer
Kevin Krumm	52	Chief Financial Officer
Michael P. Hartung	58	President, Chief Commercial Officer
Scott Offer	61	Executive Vice President, General Counsel
Hooi Tan	49	Chief Operating Officer
Daniel J. Wendler	59	Chief Accounting Officer

Revathi Advaithi

Ms. Advaithi has served as our Chief Executive Officer since February 2019. In connection with the planned spin-off of our Cloud and Power Infrastructure segment announced on May 5, 2026, Ms. Advaithi is expected to serve as CEO of the new company and as Chair of Flex's Board of Directors for a transitional period upon completion of the transaction. Prior to joining Flex, Ms. Advaithi was President and Chief Operating Officer for the Electrical Sector business of Eaton Corporation plc, a power management company, a position she held from September 2015 until February 2019. During her tenure, she led several strategic initiatives, including digital technology transformation and globally distributed innovation centers, with responsibility for the Europe, Middle East, and Africa regions. Prior to that, she served as President of Electrical Sector, Americas of Eaton from April 2012 through August 2015. She joined Eaton in 1995 and led the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai. In addition to her time at Eaton, Ms. Advaithi worked at Honeywell between 2002 and 2008 in leadership roles spanning manufacturing, procurement, supply chain, and sourcing. In 2023, she was appointed to the Advisory Committee for Trade Policy and Negotiations and the Advisory Committee on Supply Chain Competitiveness by the U.S. President. She serves on the Board of Directors of Uber Technologies, Inc. and the MIT Presidential CEO Advisory Board. She holds a bachelor's degree in mechanical engineering from the Birla Institute of Technology and Science in Pilani, India, and an MBA in international business from the Thunderbird School of Global Management.

Kevin Krumm

Mr. Krumm has served as our Chief Financial Officer since January 6, 2025. In this role, he oversees the finance function, spanning corporate accounting, financial planning and analysis, internal audit, investor relations, tax, and treasury. He is focused on shareholder value creation and driving the Company's long-term financial framework. Prior to joining the Company, Mr. Krumm served as Executive Vice President and Chief Financial Officer of APi Group Corporation, a global life safety services provider specializing in fire safety and security, a position he held since September 2021. Prior to that, since December 2019, Mr. Krumm served as Corporate Treasurer and Senior Vice President of Global Finance Shared Services for Ecolab Inc., a global manufacturer of water, hygiene and infection prevention solutions. During his 15-year tenure at Ecolab, he also held roles leading the Industrial segment finance team, regional finance teams in Europe, the Middle East and Africa, Asia and Latin America, and leading international integration efforts for a major acquisition. He began his career in public accounting working for consulting firms PwC, Arthur Andersen and Deloitte, with a heavy emphasis on M&A and corporate finance. Mr. Krumm holds a bachelor's degree in accounting from the University of Northern Iowa and an MBA from the University of Chicago Booth School of Business.

Michael P. Hartung

Mr. Hartung has served as our President, Chief Commercial Officer since July 2024. In this role, he leads the Company's go-to-market organization, including our operating segments. He is responsible for aligning the Company's commercial and business strategies, scaling end-to-end lifecycle services-from design to scaled production through end of life-as well as leading product technology innovation to enable customers across a diverse set of industries. In connection with the planned spin-off of our Cloud and Power Infrastructure segment announced on May 5, 2026, Mr. Hartung is expected to become CEO of Flex upon completion of the transaction. Prior to holding his current position, he served as the Company's President, Agility Solutions from April 2020, and before that he held the positions of Senior Vice President of Lifestyle from July 2013 and Vice President of our Capital Equipment market segment from October 2007 to July 2013. Mr. Hartung joined Flex through the acquisition of Solectron in October 2007, where he served in senior roles, including Vice President of the Computing & Storage business unit with direct responsibility for sales, marketing, and account management functions. He holds a bachelor's degree in economics from the University of California, Los Angeles and attended a variety of executive education programs, most notably at Stanford University.

Scott Offer

Mr. Offer has served as our Executive Vice President, General Counsel since September 2016 and leads the Company's global legal function, including government relations, corporate governance, brand protection and security, intellectual property, contracts, litigation, and ethics and compliance. In 2025, he was named one of the Top 20 General Counsel of the Last Two Decades by the Financial Times Innovative Lawyers program for pioneering legal department innovation and transformation. Prior to joining Flex, Mr. Offer served as Senior Vice President and General Counsel at Lenovo. Before that, he served as Senior Vice President and General Counsel for Motorola Mobility, a Google company, and prior to that, Senior Vice President and General Counsel, Motorola Mobility, Inc. Before joining Motorola in 2010, he worked for the law firm Boodle Hatfield. Mr. Offer holds a law degree from the London School of Economics and Political Science and is qualified as a lawyer in the United Kingdom and the United States.

Hooi Tan

Mr. Tan has served as our Chief Operating Officer since October 2024, where he leads global manufacturing, procurement, supply chain, operational excellence, and quality systems. Prior to his current role, he served as the Company's President, Global Operations and Components from April 2022 until September 2024. Over the course of his 23 years at Flex, Mr. Tan has held many leadership roles, including Senior Vice President, Global Operations from May 2016 until March 2022, overseeing more than 100 facilities across 30 countries. He also led operations for the Company's Asia region, where he drove impactful productivity and efficiency programs and delivered significant P&L improvements. Prior to joining Flex, Mr. Tan worked at Solectron, an electronics manufacturing company for OEMs, where he held a variety of leadership roles in operations, program management, business development and government affairs. He holds a Bachelor of Science degree in electrical engineering from Purdue University.

Daniel J. Wendler

Mr. Wendler has served as our Chief Accounting Officer since February 2022. Previously, Mr. Wendler served as Chief Accounting Officer of Keter Group SA ("Keter"), a global manufacturer and distributor of consumer goods, since November 2021. Prior to Keter, Mr. Wendler worked at Carrier Global Corporation where he held various roles of increasing responsibility from February 2000 to March 2021. Most recently, Mr. Wendler served as the Vice President and Assistant Controller of Carrier from 2020 until 2021 and, prior to that, was the Vice President and Controller of Carrier from 2015 until 2020, while it was a segment of United Technologies Corporation. Previously, Mr. Wendler was an Audit Manager at Price Waterhouse LLP. Mr. Wendler is a certified public accountant in the State of New York and holds a bachelor's degree in accounting from the State University of New York, College of Oswego and a Master of Business Administration from the University of Rochester – Simon School.

Equity Compensation Plan Information

As of March 31, 2026, we maintained the Flex Ltd. 2017 Equity Incentive Plan (as amended and restated in 2023, and as further amended thereafter) (the "2017 Equity Incentive Plan"). The following table provides information about equity awards outstanding under this plan as of March 31, 2026. This table does not reflect grants made under the 2017 Equity Incentive Plan during fiscal year 2027 or the vesting of awards during fiscal year 2027.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	8,237,055	$ —	14,771,016[2]
Equity compensation plans not approved by shareholders	—	$ —	—
Total	**8,237,055**[3]	**$ —**	**14,771,016**[2]

(1) The weighted-average exercise price does not take into account Ordinary Shares issuable upon the vesting of outstanding restricted share unit and performance share unit awards, which have no exercise price.

(2) Represents Ordinary Shares remaining available for future grant under the 2017 Equity Incentive Plan. The plan authorizes grants of up to 24.4 million Ordinary Shares in the aggregate.

(3) Includes 8,237,055 Ordinary Shares issuable upon the vesting of restricted share unit awards and performance share unit awards. For awards subject to rTSR and adjusted EPS growth performance criteria, the amount reported reflects the number of shares to be issued if the target levels are achieved. An additional 2,992,438 shares would be issued if the maximum rTSR and adjusted EPS growth performance levels are achieved, which would reduce the number of Ordinary Shares available for grant reported in column (c).

Security Ownership of Certain Beneficial Owners and Management

The following table shows the beneficial ownership of our Ordinary Shares as of June 1, 2026 (except as otherwise indicated) for:

- each shareholder known to us to beneficially own more than 5% of our outstanding Ordinary Shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address for each individual named below is c/o Flex Ltd., 12515-8 Research Blvd, Suite 300, Austin, TX 78759 U.S.A.

Information about our directors, named executive officers, and all directors and executive officers as a group is based on information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information about shareholders owning more than 5% of our Ordinary Shares is based solely on Schedules 13G filed with the SEC. Where information is based on Schedules 13G, share amounts are as of the date provided in those filings.

We determine beneficial ownership according to SEC rules. Under these rules, a person beneficially owns shares if they have or share voting or investment power over those shares. Ordinary Shares subject to options exercisable within 60 days of June 1, 2026 and Ordinary Shares subject to restricted share unit awards that vest within 60 days of June 1, 2026 are considered outstanding for purposes of calculating that person's ownership percentage, but not for calculating other shareholders' percentages. Unless otherwise noted, each person or entity listed has sole voting and sole investment power over their shares, subject to community property laws where applicable.

We calculate each person's ownership percentage by dividing the number of shares they beneficially own by the sum of (1) the 366,389,554 Ordinary Shares outstanding on June 1, 2026, plus (2) any Ordinary Shares that such person had the right to acquire within 60 days of that date.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
5% Shareholders:		
BlackRock, Inc.[1]		
50 Hudson Yards, New York, NY 10001	38,576,016	10.53%
PRIMECAP Management Company[2]		
177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	29,610,278	8.08%
Janus Henderson Group plc[3]		
201 Bishopsgate, EC2M 3AE, United Kingdom	22,331,445	6.10%
Wellington Management Group LLP[4]		
280 Congress Street, Boston, Massachusetts 02210	20,238,286	5.52%
Vanguard Capital Management[5]		
100 Vanguard Blvd., Malvern, PA 19355	19,736,244	5.39%
Vanguard Portfolio Management[6]		
100 Vanguard Blvd., Malvern, PA 19355	19,382,770	5.29%

Name of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Named Executive Officers and Directors:		
Revathi Advaithi[7]	1,302,928	*
Michael P. Hartung[8]	125,569	*
Kevin Krumm[9]	33,663	*
Scott Offer[10][11]	158,632	*
Hooi Tan[12]	139,331	*
John D. Harris II	49,678	*
Michael E. Hurlston	54,471	*
Erin L. McSweeney	4,799	*
Charles K. Stevens, III	40,713	*
Maryrose Sylvester	21,501	*
Lay Koon Tan	204,092	*
Patrick J. Ward[13]	33,268	*
William D. Watkins	91,874	*
All executive officers and directors as a group (14 persons)[14]	2,288,350	0.62%

* Less than 1%.

(1) Based on a Schedule 13G/A filed with the SEC on December 4, 2025. BlackRock Inc. has sole voting power over 36,343,499 shares and sole dispositive power over 38,576,016 shares.

(2) Based on a Schedule 13G/A filed with the SEC on November 13, 2025. PRIMECAP Management Company has sole voting power over 29,220,910 shares and sole dispositive power over 29,610,278 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 17, 2026. Janus Henderson Group plc has shared voting power over 22,331,445 shares and shared dispositive power over 22,331,445 shares.

(4) Based on a Schedule 13G/A filed with the SEC on May 15, 2026. Wellington Management Group LLP has shared voting power over 17,641,969 shares and shared dispositive power over 20,238,286 shares.

(5) Based on a Schedule 13G filed with the SEC on April 29, 2026. Vanguard Capital Management has sole voting power over 3,238,366 shares and sole dispositive power over 19,736,244 shares.

(6) Based on a Schedule 13G filed with the SEC on April 29, 2026. Vanguard Portfolio Management has sole voting power over 49,235 shares and sole dispositive power over 19,382,770 shares.

(7) Includes 171,318 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026.

(8) Includes 31,279 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026.

(9) Includes 7,321 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026.

(10) Includes 30,648 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026.

(11) Includes 106,471 shares held indirectly by a family trust, in which Mr. Offer is a trustee.

(12) Includes 35,506 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026.

(13) Includes 33,268 shares held indirectly by revocable trusts, in which Mr. Ward is a trustee.

(14) Includes 283,273 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2026. This represents the aggregate for all executive officers and directors as a group.

Certain Relationships and Related-Person Transactions

Review of Related-Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interest, including those that may arise from transactions and relationships between us and our executive officers or directors. To formalize our policies and procedures for the review, approval, ratification, and disclosure of related-person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related-Person Transactions. Under this policy, the Nominating, Governance and Public Responsibility Committee (or another committee comprised solely of independent directors) reviews, approves in advance, or ratifies all related-person transactions between us and any: director or nominee for director; executive officer; beneficial owner of more than 5% of our Ordinary Shares; or immediate family member of any of the foregoing individuals. Board committee members involved in a transaction under review do not participate in the committee's deliberations or approval. Under the policy, certain ordinary course transactions or relationships are exempt from committee review, including:

- transactions involving less than $25,000 for any individual related person;
- director or executive officer compensation arrangements resulting solely from their Board service or executive officer roles, provided such arrangements are disclosed in our SEC filings or, if not required to be disclosed, approved by our Compensation and People Committee; and
- indirect interests arising solely from a related person's service as a director or ownership, together with all other related persons, directly or indirectly, of less than a 10% beneficial ownership interest in a third party (other than a partnership) that has entered into or proposes to enter into a transaction with us.

We have various procedures to identify potential related-person transactions. The Nominating, Governance and Public Responsibility Committee works with management and our Office of General Counsel to determine whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related-Person Transactions is included in our Governance Guidelines, available along with a copy of the Company's Code of Business Conduct and Ethics on the Governance page of the Investor Relations section of our website at *www.flex.com*.

Transactions with Related Persons

Other than the compensation agreements and other arrangements described under the sections titled "*Executive Compensation*" and "*Fiscal Year 2026 Non-Employee Directors' Compensation*" in this proxy statement, during fiscal year 2026, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing persons had or will have a direct or indirect material interest.

Shareholder Proposals for the 2027 Annual General Meeting

Shareholder proposals must be received no later than February 24, 2027 to be considered for inclusion in the proxy statement for our 2027 annual general meeting. Proposals not received by this date will not be voted on at the 2027 annual general meeting. Timely submitted proposals may be included in our proxy statement if they satisfy conditions set forth in applicable SEC rules and regulations. All shareholder proposals should be mailed to 12515-8 Research Blvd, Suite 300, Austin, Texas 78759 U.S.A., Attention: EVP, General Counsel.

Shareholders intending to include a proposal on the agenda for the 2027 annual general meeting must comply with: (1) the Singapore Companies Act requirements described below; (2) the Company's Constitution, which requires director nominations to be submitted at least 45 days (exclusive of the date on which the notice is given) before the first anniversary of this year's proxy statement mailing date; and (3) applicable SEC rules and regulations.

Under Section 183 of the Singapore Companies Act, only registered shareholders representing (i) at least 5% of the total voting rights of all registered shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates, or (ii) not fewer than 100 registered shareholders holding shares in the Company on which there has been paid up an average sum of at least S$500 (Singapore dollars) per shareholder may, at their expense (unless the Company resolves otherwise), requisition that we include and give notice of their proposal for the 2027 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act and the Company's Constitution, be signed by all the parties making the requisition, and be deposited at our registered office in Singapore (1 Kallang Place, Singapore 339211) at least six weeks before the date of the 2027 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week before the date of the 2027 annual general meeting in the case of any other requisition.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must follow Rule 14a-19 requirements, including providing the required notice, no later than June 6, 2027.

Incorporation of Certain Documents by Reference

Flex incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2026:

- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk;" and
- Item 8, "Financial Statements and Supplementary Data."

Singapore Statutory Financial Statements

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the SEC on May 20, 2026, includes our audited consolidated financial statements prepared in conformity with U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP. We publish our U.S. GAAP financial statements in U.S. dollars, the principal currency in which we conduct our business. Unless otherwise stated, all monetary amounts in this proxy statement are presented in U.S. dollars.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Singapore Companies Act, will be made available to our shareholders on our website at *https://investors.flex.com/financials/annual-reports/* prior to the date of the 2026 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the Company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Statement; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2026.

Other Matters

Electronic Delivery of our Shareholder Communications

We provide access to our proxy materials to shareholders of record as of June 8, 2026 by notifying them of the availability of these materials on the Internet. The Notice of Availability of Proxy Materials (the "Notice"), which contains instructions on how to access this proxy statement and our annual report and how to submit proxies via the Internet, is first being electronically distributed to our shareholders (including all of our registered shareholders) on or about June 24, 2026 and will be mailed to shareholders commencing on June 24, 2026. If you hold shares through a broker, bank or other nominee ("street name"), your intermediary will either forward printed copies of the proxy materials or provide instructions for electronic access. The Notice includes instructions on how to request a printed copy of our proxy materials.

Information About the Meeting

We are furnishing this proxy statement in connection with our Board of Directors' solicitation of proxies to be voted at the 2026 annual general meeting of shareholders, or any adjournments thereof, for the purposes set forth herein.

Costs of Solicitation

We will bear the entire cost of soliciting proxies. After the initial mailing, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person without additional compensation, though they may be reimbursed for reasonable out-of-pocket expenses. We will request that brokers, custodians, nominees and other record holders of our Ordinary Shares forward copies of the proxies and other soliciting materials to persons for whom they hold Ordinary Shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses upon request. We have retained D.F. King & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $11,500, plus reasonable expenses.

Registered Office

The mailing address of our registered office is 1 Kallang Place, Singapore 339211.

Voting Rights and Solicitation of Proxies

The close of business on June 8, 2026 is the record date for shareholders entitled to notice of the 2026 annual general meeting. All Ordinary Shares issued and outstanding on August 5, 2026, the meeting date, are entitled to be voted. Shareholders entitled to vote at the annual general meeting will, on a poll, have one vote for each Ordinary Share they hold on each matter to be voted upon. As of June 8, 2026, we had 366,389,554 Ordinary Shares issued and outstanding.

Proxies

Ordinary Shares represented by properly executed proxies will be voted at the 2026 annual general meeting in accordance with the executing shareholder's instructions. If your shares are held in "street name" through a broker, bank, or other nominee, you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account using the voting instruction form provided.

Quorum and Required Vote

A quorum of at least 33-1/3% of all of our issued and outstanding Ordinary Shares must be represented at the 2026 annual general meeting to transact business.

- The chair of the 2026 annual general meeting will demand a poll to enable Ordinary Shares represented in person or by proxy to be counted for voting purposes.

- The affirmative vote by a simple majority of votes cast is required to re-elect the directors nominated pursuant to Proposal 1(a) to 1(i), to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal 2, to approve the non-binding, advisory resolution regarding executive compensation contained in Proposal 3, to approve the ordinary resolution to allot and issue Ordinary Shares contained in Proposal 4, and to approve the ordinary resolution to renew the Share Purchase Mandate contained in Proposal 5.

Under the Singapore Companies Act and our Constitution, the shareholders may, by passing an ordinary resolution requiring the simple majority of affirmative votes of shareholders present and voting at an annual general meeting, remove an incumbent director and appoint another person as director to replace the removed director provided that such shareholders have satisfied the procedural requirements and deadlines set forth in the Singapore Companies Act and our Constitution.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are counted as present for quorum purposes. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because it has not received voting instructions and lacks discretionary authority to vote on that proposal. Abstentions and broker non-votes will not be counted in the tabulation of votes cast on proposals presented to shareholders.

Beneficial owners should note: Your broker, bank or nominee has discretionary authority to vote your shares on Proposal 2 (re-appointment of our independent auditors), even without your voting instructions, but does not have discretionary authority on any other proposals. If you do not provide voting instructions, your shares will not be voted on the election of directors or any proposal other than Proposal 2. We strongly encourage you to provide voting instructions to your intermediary.

Registered shareholders who submit a proxy card without giving specific instructions will have their shares voted "FOR" each Board nominee in Proposal 1(a) to 1(i) and "FOR" Proposals 2 through 5.

Our management is not aware of any matters to be presented at the 2026 annual general meeting other than those set forth in this proxy statement and the accompanying Notice. If other matters are properly presented for a vote at the 2026 annual general meeting, the proxies confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy in accordance with their best judgment.

Any shareholder of record has the right to change his or her voting instructions to the proxy by revoking his or her proxy at any time prior to voting at the 2026 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

Beneficial owners who hold shares through a broker, bank or other nominee must contact their intermediary and follow their instructions to change or revoke voting instructions. You may not vote your shares in person at the 2026 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

Your vote matters. We urge you to promptly vote by returning the enclosed proxy card, or by following the voting instructions on your proxy card or Notice, regardless of the number of shares you hold.

Registered shareholders who are present at the 2026 annual general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Householding: Some banks, brokers and other nominee record holders participate in "householding" by sending only one copy of proxy materials and annual reports to multiple shareholders in a household. To request separate copies or to consolidate to a single copy, contact your bank, broker or nominee record holder. We will promptly deliver a separate copy to you upon your request to the contact information below.

We incorporate by reference information from Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2026, "Share-Based Compensation and Warrants," included in our Annual Report on Form 10-K and the sections titled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." **Upon request, we will furnish without charge within one business day of request, a copy of our Annual Report on Form 10-K (and any exhibit thereto) to any person who received this proxy statement. Requests may be made at no cost by contacting:**

Flex Ltd.
12515-8 Research Blvd, Suite 300
Austin, Texas 78759 U.S.A.
Telephone: (512) 425-7929

Web links in this proxy statement are provided for convenience only, and content on referenced websites does not constitute part of, and is not incorporated into, this proxy statement.

Annex A: Flex Ltd. Reconciliation of GAAP to Non-GAAP Financial Measures

To supplement Flex's unaudited selected financial data presented consistent with Generally Accepted Accounting Principles ("GAAP"), the Company discloses certain non-GAAP financial measures that exclude certain charges and gains, including non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude certain legal and other charges, restructuring charges, customer-related asset impairments (recoveries), stock-based compensation expense, intangible amortization, other discrete events as applicable and the related tax effects. These non-GAAP measures are not in accordance with or an alternative for GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flex's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flex's results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of non-GAAP financial measures by relying upon GAAP results to gain a complete picture of the Company's performance.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such items are not, in our view, related to the Company's ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against competitors. In addition, management's incentive compensation is determined using certain non-GAAP measures. Also, when evaluating potential acquisitions, we exclude certain of the items described below from consideration of the target's performance and valuation. Since we find these measures to be useful, we believe that investors benefit from seeing results "through the eyes" of management in addition to seeing GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company's GAAP financials, provide useful information to investors by offering:

- the ability to make more meaningful period-to-period comparisons of the Company's ongoing operating results;

- the ability to better identify trends in the Company's underlying business and perform related trend analyses;

- a better understanding of how management plans and measures the Company's underlying business; and

- an easier way to compare the Company's operating results against analyst financial models and operating results of competitors that supplement their GAAP results with non-GAAP financial measures.

(In millions, except per share amounts)	Twelve-Month Periods Ended					
	March 31, 2026		March 31, 2025		March 31, 2024	
GAAP gross profit from continuing operations	$ 2,567	9.2%	$ 2,159	8.4%	$ 1,865	7.1%
Stock-based compensation expense[1]	34		32		28	
Restructuring and impairment charges[2]	56		68		152	
Customer related asset impairment (recoveries)[3]	(2)		2		14	
Legal and other[4]	—		—		1	
Non-GAAP gross profit from continuing operations	$ 2,655	9.5%	$ 2,261	8.8%	$ 2,060	7.8%
GAAP operating income from continuing operations	$ 1,368	4.9%	$ 1,169	4.5%	$ 853	3.2%
Intangible amortization[5]	68		70		70	
Stock-based compensation expense[1]	142		125		113	
Restructuring and impairment charges[2]	135		84		172	
Customer related asset impairment (recoveries)[3]	(2)		2		14	
Legal and other[4]	53		9		45	
Non-GAAP operating income from continuing operations	$ 1,764	6.3%	$ 1,459	5.7%	$ 1,267	4.8%
GAAP provision for (benefit from) income taxes	$ 263		$ 185		$ (206)	
Intangible amortization benefit	15		15		11	
Tax benefit on release of U.S. valuation allowance[6]	—		—		461	
Tax expense on foreign subsidiaries indefinite reinvestment assertion change[6]	—		—		(135)	
Other tax related adjustment[6]	54		43		7	
Non-GAAP provision for income taxes from continuing operations	$ 332		$ 243		$ 138	
GAAP net income continuing operations	$ 880		$ 838		$ 872	
Intangible amortization[5]	68		70		70	
Stock-based compensation expense[1]	142		125		113	
Restructuring and impairment charges[2]	135		84		172	
Customer related asset impairment (recoveries)[3]	(2)		2		14	
Legal and other[4]	53		9		45	
Interest and other, net[7]	16		(15)		11	
Equity in earnings (losses) of unconsolidated affiliates[8]	25		—		(6)	
Adjustments for taxes[6]	(69)		(58)		(344)	
Non-GAAP net income continuing operations	$ 1,248		$ 1,055		$ 947	
Diluted earnings per share from continuing operations						
GAAP	$ 2.33		$ 2.11		$ 1.98	
Non-GAAP	$ 3.30		$ 2.65		$ 2.15	
Diluted shares used in computing per share amounts	378		398		441	
Net cash provided by operating activities	$ 1,685		$ 1,505		$ 1,326	
Less: Net capital expenditures	(625)		(423)		(505)	
Adjusted Free Cash Flow	$ 1,060		$ 1,082		$ 821	
Growth percentage over prior year	(2%)		32%			

Notice & Proxy Statement

Annual Report

Shareholder information

	Twelve-Month Periods Ended				
(In millions, except per share amounts)	3/31/2026	3/31/2025	3/31/2024	3/31/2023	3/31/2022
GAAP operating income from continuing operations	$ 1,368	$ 1,169	$ 853	$ 1,017	$ 890
Growth (Decline) percentage over prior year	17.0%	37.0%	(16.1%)	14.3%	
Non-GAAP operating income from continuing operations	$ 1,764	$ 1,459	$ 1,267	$ 1,232	$ 1,070
Growth percentage over prior year	20.9%	15.2%	2.8%	15.1%	
GAAP diluted earnings per share from continuing operations	$ 2.33	$ 2.11	$ 1.98	$ 1.48	$ 1.81
Growth (Decline) percentage over prior year	10.4%	6.6%	33.8%	(18.2%)	
Non-GAAP diluted earnings per share from continuing operations	$ 3.30	$ 2.65	$ 2.15	$ 1.93	$ 1.75
Growth percentage over prior year	24.5%	23.3%	11.4%	10.3%	
GAAP operating margins from continuing operations	4.9%	4.5%	3.2%	3.6%	3.6%
Growth (Decline) percentage over prior year	0.4%	1.3%	(0.4%)	—	
Non-GAAP operating margins from continuing operations	6.3%	5.7%	4.8%	4.3%	4.3%
Growth percentage over prior year	0.6%	0.9%	0.5%	—	
Revenue from continuing operations	$ 27,914	$ 25,813	$ 26,415	$ 28,502	$ 24,633
Growth (Decline) percentage over prior year	8.1%	(2.3%)	(7.3%)	15.7%	

For more details on GAAP to Non-GAAP adjustments for historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods.

(1) Stock-based compensation expense consists of non-cash charges for the estimated fair value of unvested restricted share unit awards granted to employees and assumed in business acquisitions. The Company believes that the exclusion of these charges provides for more accurate comparisons of its operating results to peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact stock-based compensation expense has on its operating results.

(2) Restructuring and impairment charges include severance charges at existing sites and corporate SG&A functions as well as asset impairment, and other charges related to the closures and consolidations of certain operating sites and targeted activities to restructure the business. These costs also include asset impairment charges related to assets significantly impacted by the geopolitical events on the basis of management's best estimate of the recoverable value of assets. These costs may vary in size based on the Company's initiatives, are not directly related to ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company in its non-GAAP measures. During the twelve-month period ended March 31, 2026, the Company recognized approximately $83 million of restructuring charges, most of which related to employee severance. During the twelve-month period ended March 31, 2026, the Company recognized $51 million in asset impairments, inventory write-downs and other charges as a result of an August 21, 2025 missile strike on the Company's Mukachevo, Ukraine operations located in Western Ukraine. The August 21, 2025 missile strike represents an unusual and infrequent event as hostilities related to the Russian invasion of Ukraine have been primarily focused in Eastern Ukraine. The missile strike caused substantial destruction, disrupted Mukachevo's normal operations and Flex initiated contingency manufacturing plans at alternative manufacturing facilities. The Company expects additional immaterial near-term inefficiencies as Mukachevo's operations are restored. During the twelve-month period ended March 31, 2025, the Company recognized approximately $84 million of restructuring charges, most of which related to employee severance. During the twelve-month period ended March 31, 2024, the Company recognized approximately $172 million of restructuring charges, most of which related to employee severance.

(3) Customer related asset impairments (recoveries) may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During the twelve-month period ended March 31, 2026, the Company recognized approximately $2 million of customer related asset recoveries. During the twelve-month period ended March 31, 2025, the Company recognized approximately $2 million of customer related asset impairments. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures. During the twelve-month period ended March 31, 2024, the Company recognized approximately $14 million of customer related asset impairments. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(4) Legal and other consist primarily of costs not directly related to core business results and may include matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and asset impairment. During the fiscal year 2026, the Company incurred $53 million, primarily related to the planned spin-off of its Cloud and Power Infrastructure segment into a separate publicly traded company combined with other portfolio optimization costs. During the fourth quarter and for the fiscal years ended March 31, 2025, and 2024, the Company accrued for certain loss contingencies where losses were considered probable and estimable. During the fiscal year 2025, the Company accrued $5 million related to asset impairment and $4 million related to acquisition costs. During the fiscal year 2024, the Company accrued a $50 million loss contingency for a commercial dispute related to a construction matter with related production objectives. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(5) Intangible amortization consists primarily of non-cash charges that can be impacted by, among other things, the timing and magnitude of acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

(6) Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income and certain adjustments related to non-recurring settlements of tax contingencies or other non-recurring tax charges, when applicable. During the twelve-month period ended March 31, 2025, the Company recorded $69 million net benefits. During the twelve-month period ended March 31, 2025, the Company recorded $58 million net benefits. During the twelve-month period ended March 31, 2024, the Company recorded $344 million net benefits, of which the majority relates to a $461 million benefit from a release of a valuation allowance previously applied to the Company's U.S. deferred tax assets, partially offset by an expense of $135 million reflecting a change in the Company's assertion to indefinitely reinvest its earnings in China.

(7) Interest and other, net consist of various other types of items that are not directly related to ongoing or core business results, such as the gain or losses related to certain divestitures, currency translation reserve write-offs upon liquidation of certain legal entities, debt extinguishment costs and impairment charges or gains associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability. During the fourth quarter of fiscal year 2025, the Company realized a $19 million bargain purchase gain from an acquisition where the fair value of identifiable assets was in excess of the purchase consideration. No such significant events occurred in fiscal year 2026.

(8) Equity in earnings (losses) of unconsolidated affiliates consists of various other types of items that are not directly related to ongoing or core business results, such as gains (losses) associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability. In fiscal year 2026, the Company recognized approximately $31 million equity in losses primarily due to a reduced valuation of a certain non-core investment fund. No such event occurred in fiscal year 2025. In fiscal year 2024, the Company recognized approximately $6 million equity in earnings from the value increases in certain non-core investment funds.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-23354

FLEX LTD.

(Exact name of registrant as specified in its charter)

Singapore	**98-1773351**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12515-8 Research Blvd, Suite 300,	
Austin, Texas 78759	**78759**
(Address of principal executive offices)	(Zip Code)

(512) 425-7929

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, No Par Value	FLEX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐						

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of September 26, 2025, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $21.1 billion based upon the closing sale price as reported on the Nasdaq Global Select Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 14, 2026
Ordinary Shares, No Par Value	366,377,923

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2026 Annual General Meeting of Shareholders	Part III

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Unless otherwise specifically stated, references in this report to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. and its subsidiaries.

ITEM 1. *BUSINESS*

OVERVIEW

Flex is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, we deliver technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

The Company's full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, and integrated services, plus a portfolio of power and cooling products. Over time, we have built differentiated scale and expertise across both technology-driven and regulated markets, enabling us to support customers with increasingly complex product, infrastructure, and compliance requirements. We partner with customers across a diverse set of industries including data center, healthcare, industrial, automotive, communications, and lifestyle.

Reflecting the evolution of our portfolio and operating model, as of March 31, 2026, Flex's three operating and reportable segments were as follows, to serve distinct customer needs and end markets:

- Integrated Technology Solutions ("ITS"), which is comprised of the following end markets:
  - *Communications*, high speed networking, enterprise, and satellite communications systems
  - *Lifestyle*, premium products across commercial, home and personal product categories
- Regulated Manufacturing Solutions ("RMS"), which is comprised of the following end markets:
  - *Industrial*, mission-critical automation, energy, and industrial infrastructure
  - *Automotive*, compute and power electronics platforms, and integrated systems
  - *Healthcare*, regulated manufacturing for medical devices, drug delivery and equipment
- Cloud and Power Infrastructure ("CPI"), which is comprised of the following end markets:
  - *Cloud and Cooling*, integrated compute systems supporting power-dense digital infrastructure deployments, and advanced liquid cooling solutions supporting higher-density, power-intensive rack architectures
  - *Power*, utility and facility-level electrical infrastructure enabling reliable, scalable power delivery and high-density rack- and board-level power systems supporting power-intensive compute workloads

Our ITS segment serves customers building technology-driven, intelligent products that require fast innovation cycles, while our RMS segment focuses on regulated, safety-critical markets requiring a high level of precision, compliance, and reliability. Together, ITS and RMS represent Flex's core design and engineering, advanced manufacturing and supply chain solutions business, combining product-centric innovation, regulated manufacturing expertise, and global execution at scale. These segments leverage a shared operating model, established manufacturing and supply chain infrastructure, and disciplined processes to serve customers across diversified end markets with varying complexity, regulatory requirements, and product lifecycles.

Our new CPI segment is focused on delivering integrated compute systems, power, and cooling technologies that support large-scale cloud, data center, and AI-enabled infrastructure deployments. CPI programs are characterized by systems-level integration, high power density requirements, proprietary engineering and complex global manufacturing and supply chain execution, including capabilities that extend across rack-level systems through facility and utility-level electrical infrastructure.

On May 5, 2026, following a comprehensive strategic and operational review by our Board of Directors and management team, we announced our intention to separate the Company into two independent, publicly traded companies: one comprising our CPI segment and the other comprising our advanced manufacturing and supply chain solutions business consisting of our ITS and RMS segments. The transaction is intended to qualify as a tax-free transaction for U.S. federal income tax purposes for the Company's shareholders. The spin-off is targeted for completion in the first quarter of calendar 2027, subject to certain customary conditions, including, among others, final approval by our Board of Directors, shareholders, and the High Court of the Republic of Singapore and compliance with applicable SEC requirements. There can be no assurance that any spin-off transaction will ultimately occur or, if one does occur, of its terms or timing. See Item 1A, "Risk Factors - *Planned Spin-off Risks—The planned spin-off of our Cloud and Power Infrastructure businesses may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits.*"

In fiscal year 2026, our ten largest customers accounted for 45% of net sales. No customer accounted for greater than 10% of the Company's net sales in fiscal year 2026.

On January 2, 2024, the Company completed its previously announced spin-off of its remaining interests in Nextracker Inc. ("Nextracker") to Flex shareholders on a pro-rata basis based on the number of ordinary shares of Flex held by each shareholder of Flex (the "Distribution") as of December 29, 2023, which was the record date of the Distribution, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2023. The historical financial results and financial position of our former Nextracker business, which was previously reported as a separate operating and reportable segment, are presented as discontinued operations in the consolidated statements of operations. The historical statements of comprehensive income and cash flows and the balances related to stockholders' equity have not been revised to reflect the effect of the Nextracker spin-off. See note 7 "Discontinued Operations & Noncontrolling Interest" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further information.

Technology transitions, geopolitical uncertainty, tariffs, labor constraints, and sustainability expectations are increasing supply chain and manufacturing complexity. As customers seek resiliency, speed, and compliance, they are increasingly relying on scaled outsourcing partners with integrated manufacturing, supply chain, and technology capabilities. We believe we are well positioned to address these needs.

STRATEGY

Flex's strategy is centered upon enhancing our core manufacturing, supply chain, and lifecycle capabilities, including proprietary products and enabling technologies, while actively managing our portfolio to align our businesses with distinct customer requirements, operating models, and end markets. We actively invest in areas that strengthen our competitive positioning, whether through advanced product lifecycle capabilities, cutting-edge manufacturing and product technologies, or innovative processes and business methods. These include targeted investments in power, cooling, and systems-level capabilities to support critical digital infrastructure customers whose requirements differ from traditional manufacturing programs. At the same time, we continue to invest in and strengthen our advanced manufacturing and supply chain platform, built around the complementary capabilities of our ITS and RMS segments, to support customers requiring speed, flexibility, and compliance at global scale.

We continue to advance our expertise in factory automation, robotics, artificial intelligence, vertical integration, simulation, digital twins, and power technologies, reflecting the increasing demands of both advanced manufacturing and digital infrastructure customers. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities.

Customer Focus. We believe that building strong partnerships with our customers and delivering on our commitments strengthens trust and customer retention. We focus on delivering distinctive products and services in a cost-effective manner with fast time to market. We are highly collaborative and leverage our global system and processes to provide reliable and responsible solutions throughout the product lifecycle.

Markets. We focus on companies that are leaders in their industry and value our superior capabilities in design and engineering, supply chain, manufacturing, and integrated services. We focus on high-growth industries and markets where we have distinctive competence and a compelling value proposition. In addition to our end-to-end services and power and cooling products for the data center, examples include investments in specific technologies and capabilities for automotive, healthcare, industrial, communications, and consumer-related markets.

Across these markets, customers rely on Flex to support a wide range of product and system requirements, from product-centric manufacturing programs to more complex, infrastructure-scale deployments that require integrated engineering, global manufacturing scale, and resilient supply chains.

Our ITS and RMS segments serve a broad and diversified customer base across technology-driven and regulated markets, supporting products spanning consumer, communications, automotive, healthcare, and industrial applications. These businesses are designed to accommodate varying product lifecycles, regional requirements, and regulatory standards, while leveraging a common global manufacturing and supply chain platform. The combination of diversified end markets, long-standing customer relationships and global scale underpins the resilience and performance of Flex's advanced manufacturing and supply chain solutions offerings.

Our CPI segment supports the scalable and reliable deployment of mission-critical digital infrastructure, combining end-to-end power, thermal, and integrated infrastructure technologies with global engineering, manufacturing, and lifecycle services. CPI delivers coordinated, system-level solutions for high-density data center and cloud deployments, helping customers move faster, improve reliability, and manage increasing power and thermal complexity through an integrated, globally scaled operating model. These capabilities extend to utility and facility-level electrical infrastructure, enabling reliable, scalable power delivery for increasingly power-intensive digital infrastructure environments.

Our market-focused approach to managing our business increases customers' competitiveness by leveraging our deep vertical and cross-industry expertise, as well as global scale, regional presence, and agility to respond to changes in market dynamics.

Operations and People. We continue to invest in maintaining a leadership position in our world-class manufacturing services and capabilities. We leverage our broad set of capabilities globally to minimize logistics costs, manufacturing costs, and cycle times while increasing flexibility, responsiveness, and supply chain resiliency. We focus on hiring and retaining the world's best talent and are committed to reskilling and upskilling employees to co-work with advanced technologies.

SERVICE OFFERINGS

Flex provides design and engineering, supply chain, manufacturing, value-added fulfillment and forward logistics, and aftermarket services through a network of more than 100 locations across approximately 30 countries on four continents. We have established global scale through an extensive network of manufacturing operations and services sites in the world's major products markets (Asia, the Americas, and Europe) to serve the supply chain needs of both multinational and regional companies.

We offer global economies of scale in advanced materials and technology sourcing, manufacturing and post-sale services, as well as market-focused expertise and capabilities in design and engineering. Our deep market experience allows us to anticipate trends and respond to complex dynamics, helping customers sharpen their market positioning. We do this by optimizing product plans and roadmaps to deliver high-quality products efficiently, cost-effectively, and on schedule across global markets.

Our end-to-end services include all processes necessary to design, build, deliver, and manage a wide range of products for customers. These services include:

Design and Engineering Services. We offer industry-leading global design and engineering services, with extensive product design and engineering resources that provide design, product development, and systems integration to satisfy a wide array of customer requirements, including:

- System architecture
- Hardware and software integration
- Design for manufacturability

We provide differentiated offerings to support major technology transitions as well as specialized capabilities across the product lifecycle, such as mechanicals, plastics, and advanced printed circuit board assembly ("PCBA"). Our design and engineering services help customers de-risk technology adoption, develop products from concept to volume production, and go to market in a rapid, cost-effective and low risk manner.

We are exposed to certain risks and potential liabilities related to the services we provide. See Item 1A, "Risk Factors" for a discussion of risks that could adversely affect our business.

Supply Chain Services. Our highly trusted and resilient global supply chain services offer digital supply chain capabilities, deep expertise, real time visibility and analytics, and collaborative supplier relationships to help customers navigate complex, global supply chains. Through our component services, we provide manufacturing, customization, procurement, global logistics services and innovative supply chain solutions on a wide range of electronic components.

Manufacturing Services. Our manufacturing operations and systems assembly generate the majority of our revenues and include PCBA and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. Our investment in advanced manufacturing equipment and our expertise in innovative miniaturization, packaging and interconnective technologies enable us to offer leading-edge manufacturing solutions for a wide range of product demand profiles, from low-volume, high-complexity programs, to high-volume production. Our manufacturing capabilities and systems assembly include enclosures, testing services, and materials procurement and inventory management.

Value-added fulfillment and forward logistics. We provide extensive value-added fulfillment and logistics capabilities to reduce lead times while serving the needs of enterprise, retail, direct-to-consumer, and marketplace channels globally. Leveraging our global scale, extensive analytics, and operational excellence in forward and reverse logistics, we tailor and execute strategies for customers that optimize and speed routes or channels to market for their specific goals.

Aftermarket Services. We tailor reverse logistics and circular economy services to help customers meet their sustainability commitments and regulatory compliance. We offer a broad range of integrated circular services that encompasses analytics, returns and screening, repair, refurbishment, asset recovery, product and parts resale, and recycling. We are uniquely positioned to help brands minimize their products' environmental impact and maximize value while advancing a closed-loop future.

Power, thermal, and compute infrastructure capabilities. As part of our service offerings, we support the design, manufacture, and lifecycle management of a range of power, thermal, and compute infrastructure products used for AI data centers and mission-critical applications. These offerings are delivered through our integrated design and engineering, supply chain, manufacturing, and aftermarket services. Our capabilities in this area include:

- Critical power products
- Embedded power products
- Thermal management products
- Compute and rack-level infrastructure

COMPETITION

The contract manufacturing services market is competitive. Flex competes against numerous domestic and foreign manufacturing service providers, as well as current and prospective customers.

We believe the principal competitive factors in the contract manufacturing services market are quality and range of services; design and technological capabilities; cost; location of sites; supply chain resiliency; sustainability; and responsiveness and flexibility.

COMPETITIVE STRENGTHS

We continually enhance our business through the development and expansion of our product and service offerings.

Global Scale and Regional Strength. We believe our global scale and regional capabilities are a significant competitive advantage. Our global expertise, footprint and diverse supply chain network provide customers with the ability to adjust to changing regional, trade and manufacturing dynamics. Flex's physical infrastructure includes more than 100 facilities across approximately 30 countries, staffed by approximately 150,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs. We have a very balanced global manufacturing footprint with 44% of net sales in North America, 16% in China, 20% in Europe, and 20% in other areas in our fiscal year ended March 31, 2026 (with net sales attributable to the country in which the product is manufactured, or service is provided).

Long-Standing, Diverse Customer Relationships. We believe our long-term relationships with key customers are the result of our track record of meeting commitments and delivering value. We serve a wide range of customers across seven reporting units within the ITS, RMS and CPI segments. No customer accounts for more than 10% of our annual revenue and the ten largest accounted for 45% of our net sales in fiscal year 2026.

Cross-Industry Synergies. One of our competitive strengths is our ability to leverage technology from one industry and apply it to a different application within another industry. For example, we leverage our experience in our data center-related businesses to support power and compute applications in our automotive business. These cross-industry synergies give our customers access to technology they would not otherwise have.

Industrial Parks; Cost-Efficient Manufacturing Services. We have developed self-contained industrial parks that co-locate manufacturing and logistics operations with our suppliers in various cost-efficient locations. These sites enhance supply chain management efficiency, while providing multi-technology solution value for our customers.

HUMAN CAPITAL MANAGEMENT

Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our values-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and execute our strategy.

In support of cultivating a high-performing culture within our workforce, we continue to proliferate our "Ways of Working", four specific behaviors that bring our values to life through actions, provide a framework for how we make decisions, and support ongoing progress on our "Flex Forward" strategy. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms. Building on our vision, mission, values, and Ways of Working, we use this framework to assess, hire, train, and nurture our talent to develop the skills necessary for our ongoing success.

How we live our values defines our culture:

- We support each other as we strive to find a better way.

- We move fast with discipline and purpose.

- We do the right thing always.

We bring our values to life through four behaviors:

1. Respect and value others.

2. Collaborate and share openly.

3. Learn and adapt.

4. Honor commitments.

We believe that the performance of our Company is impacted by our human capital management, and as a result we consistently work to attract, select, develop, engage and retain strong talent.

Our purpose, vision, mission and value statements aim to cultivate a high-performing culture where employees are empowered and given opportunities to reach their full potential. We are committed to providing a positive and safe workplace for our employees. Further, we are committed to respecting the human rights of our employees and improving their quality of life. Our leaders guide our teams to execute our strategy by focusing on building and developing our people, defining and driving our strategy, and delivering results.

Employees. As of March 31, 2026, our global workforce totaled approximately 150,000 employees including our contractor workforce. In certain international locations, our employees are represented by labor unions and by work councils.

Region:	Number of Employees
Americas	61,841
Asia	60,870
Europe	26,975
Total	149,686

Well-being, Health, and Safety. Flex is committed to providing a safe and injury-free workplace. We provide programs and tools to improve physical, mental, financial, and social well-being. Our programs give access to a variety of innovative, flexible, and convenient health and wellness programs for our global employees, including on-site health centers in some of our major factories and providing 100% of employees access to emotional and mental health programs.

We promote a "zero-injury" culture through health and safety management systems, some of which are certified ISO 45001:2018, that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. Some of the specific goals for which we measure our performance include increasing employee development, social and environmental management system audits, human rights policy training completion, and Responsible Business Alliance ("RBA") compliance for rest day requirements and decreasing safety incident rates.

Talent Attraction, Development, and Retention. Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within, and we also continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn. In calendar year 2025, our employees completed more than five million hours of training programs.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. Our Ways of Working are integrated into our talent assessment and performance assessment processes. Our performance assessment process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and the talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

Employee Engagement. To attract and retain the best talent, we strive to establish a culture where our team members can freely contribute their differentiated perspectives, ideas, and experiences, and have opportunities to grow professionally and develop to their highest potential. As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and identify and take action on opportunities for improvement. In fiscal year 2026, 95% of employees completed the Flex Voice survey and the results reflected continued engagement.

Compensation and Benefits. Our total rewards are designed to attract, motivate and retain employees. Our compensation philosophy is driven by the desire to attract and retain top talent, while ensuring that compensation aligns with our corporate financial objectives and the long-term interests of our shareholders. Our pay structures offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each of the countries where we have operations, our comprehensive benefit plans offer a locally competitive mix of some or all of the following: medical, dental and vision insurance, short and long-term disability, flexible spending accounts, various types of voluntary coverage, and other benefit programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards package remains competitive.

Board Oversight of Human Capital Management. The Compensation and People Committee of our Board of Directors is responsible for assisting the Board in oversight of our human capital management, including among other aspects, receiving periodic updates regarding, and overseeing any significant change to our human capital management strategy including, corporate culture, compensation policies and practices, and talent attraction training, development and retention programs.

SUSTAINABILITY

At Flex, our sustainability journey began in 2002 with the creation of the Flex Foundation. For more than 20 years, sustainability has been integrated into the fabric of our company, a key area of differentiation for Flex. We've continued to progress against our 2030 sustainability strategy and commitments. Our sustainability framework is centered on three pillars: our world, our people, and our approach to ethical business practices, and guides our commitments, policies, and management processes across our global operations.

Our sustainability commitments focus on areas where we believe we can make measurable and meaningful progress, including reducing our environmental impact, advancing responsible supply chain practices, investing in our people and communities, and driving ethical business conduct. These commitments are aligned with the principles set forth in the United Nations 2030 Sustainable Development Goals ("SDGs") and grounded in internationally recognized standards, including the Responsible Business Alliance ("RBA") Code of Conduct, the world's largest industry coalition dedicated to promoting responsible business practices in global supply chains, ISO 14001, and the United Nations Guiding Principles on Business and Human Rights.

 In 2022, we announced our commitment to reach net zero greenhouse gas ("GHG") emissions by 2040, strengthening our climate action efforts.

Recognition and Awards. During calendar year 2025, we received several awards and accolades for our sustainability program and efforts, including being named a World's Best Company by TIME and Statista for the third consecutive year. We also received recognition from our customers, including being named a top-performing supplier at Ford's annual Supplier

Awards ceremony, recognizing our excellence in sustainable manufacturing and our leadership in developing scalable solutions for automotive product-level emissions transparency. Flex was recently recognized as one of the 2026 World's Most Ethical Companies® by the Ethisphere Institute.

Flex Foundation. Through the Flex Foundation, we work with nonprofits, community leaders and governments to advance global calls to action spanning targeted UN SDGs: #3 good health and well-being, #8 decent work and economic growth, #12 responsible consumption and production, and #13 climate action. The Flex Foundation helps support environmental and social causes in the communities we serve as well as provides disaster relief through grants, corporate and employee donations, and volunteerism. In calendar year 2025, the Flex Foundation collaborated with several organizations as part of our recurring community engagement cycles, including Give2Asia, Planet Water Foundation, and MidWest Food Bank. These partnerships also enabled us to support disaster relief efforts in coordination with organizations such as the American Red Cross, Mercy Chefs, and the Indonesian Red Cross (PMI).

Flex is committed to transparency in sustainability reporting. Since 2013, the Company has adhered to the Global Reporting Initiative (GRI) framework and has published an annual sustainability report. The Company also aligned its sustainability report to the Sustainability Accounting Standards Board (SASB) framework. In addition, the Company produced its first Task Force on Climate-related Financial Disclosures (TCFD) report in 2022 and issued an updated report in 2025.

More detailed information can be found in the Flex annual sustainability report located at https://flex.com/company/our-sustainability. The information in the sustainability report and on our sustainability webpage is not a part of this Annual Report on Form 10-K and is not incorporated by reference.

ENVIRONMENTAL RISKS AND CLIMATE CHANGE

We are subject to a variety of extensive and changing federal, state, local and international environmental, health and safety, product safety and stewardship, and producer responsibility laws and regulations, including those concerning, among other things, the health and safety of our employees, the generation, use, storage, transportation, discharge and disposal of certain materials (including chemicals and hazardous materials) used in or derived from our operations, the investigation and remediation of contaminated sites, and climate change and other sustainability-related matters. We have implemented processes and procedures aimed to ensure that our operations comply with all applicable laws and regulations.

We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities associated with our ongoing operations, historical disposal activities, and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the probability of occurrence and the reasonable possibility of incurring costs in light of information currently available.

Compliance with laws and regulations requires continuing management efforts by the Company. The imposition of more stringent standards or requirements under these laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. Additionally, we could be required to alter our operations in order to comply with any new standards or requirements under these laws or regulations. There can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no issue is currently known.

Our business requires close collaboration with our customers and suppliers to mitigate risks of non-compliance with these laws and regulations. We have developed rigorous compliance programs designed to meet the needs and specifications of our customers as well as applicable regulations. These programs vary from collecting compliance or material data from our Flex controlled or managed suppliers to full laboratory testing. We include compliance requirements in our standard supplier contracts. Non-compliance could result in significant costs and/or penalties.

Restrictions on Hazardous Substances ("RoHS") 2011/65/EU and other similar legislation ban or restrict the use of lead, mercury and certain other specified substances in electronics products and Waste Electrical and Electronic Equipment ("WEEE") 2012/19/EU directives requires European Union ("EU") importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with electronic manufacturing services ("EMS") companies, original equipment manufacturers ("OEM") may turn to EMS companies for assistance in meeting their WEEE obligations. Flex continues to monitor developments related to product environmental compliance and is working with our customers and other technical organizations to anticipate and minimize impacts to our operations.

Refer to the discussion in Item 1A, "Risk Factors" for further details of the legal and regulatory initiatives related to environmental matters including climate change that could adversely affect our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, inventions, and works of authorship, we rely on trade secret or copyright protection. We also maintain trademark rights (including registrations) for our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. We have implemented appropriate policies and procedures (including both technological means and training programs for our employees) to identify and protect our intellectual property, as well as that of our customers and suppliers. As of March 31, 2026, and 2025, the carrying value of our intellectual property was not material.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, we do not consider any single patent, trademark, or license to be material to our business as a whole. From time to time, third parties may assert patent or other intellectual property infringement claims against us or our commercial partners and, in some cases, we may have liability exposure related to such assertions even if directed against our commercial partners. In addition, we provide design and engineering services to our customers and also design and make our own products. As a consequence of these activities, our customers sometimes require us to take responsibility for intellectual property to a greater extent than in our manufacturing and assembly businesses. Intellectual property disputes can be costly and time-consuming and, if resolved adversely, could require us to obtain licenses on unfavorable terms, pay damages, or modify or cease offerings. If and when third parties make assertions regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design and engineering services. For additional information, see Item 1A, "Risk Factors - *Inadequate protection of our intellectual property and exposure to third-party intellectual property claims could adversely affect our business and results of operations"* and *"-Risks and uncertainties related to the development and use of AI could harm our business, damage our reputation, or give rise to legal or regulatory action.*"

ADDITIONAL INFORMATION

Our Internet address is https://www.flex.com. We make available, free of charge, through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Information contained on or connected to our website is not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K or any of our other filings with the SEC.

We were incorporated in the Republic of Singapore in May 1990. Our registered office is located at 2 Changi South Lane, Singapore 486123. Our headquarters and principal executive offices are located at 12515-8 Research Blvd, Suite 300, Austin, TX 78759.

ITEM 1A.   *RISK FACTORS*

Our business, financial condition, results of operations and prospects are subject to various risks and uncertainties, including those described below. You should carefully consider the following risks and all of the other information contained in this report, including our consolidated financial statements and related notes, before investing in any of our securities. The risks and uncertainties described below reflect management's beliefs as to material risks and are not the only risks we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially adversely affect our business. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline. References to past events are provided by way of example only. We may amend, supplement or add to the risk factors described below from time to time in future reports filed with the SEC.

Summary of Risk Factors

The following is a summary of the principal risks and uncertainties that management believes could materially adversely affect our business, financial condition, results of operations and prospects. You should read this summary together with the more detailed description of each risk factor contained below.

- Global economic conditions and geopolitical uncertainty have in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.

- The planned spin-off of our Cloud and Power Infrastructure businesses may not be completed on the terms or timeline currently contemplated, if at all, and involves significant costs and risks.

- Tariffs, trade restrictions, export controls, and changes in trade policy, including heightened trade volatility and uncertainty regarding trade agreements, have in the past adversely affected, and could in the future adversely affect, our business, results of operations, and financial condition.

- Customer order cancellations, production changes, and demand variability could adversely affect our business.

- A significant percentage of our sales come from a small number of customers and a decline in sales to any of our largest customers has in the past adversely affected, and could in the future adversely affect, our business, results of operations, cash flows, and financial condition.

- Investments in our Cloud and Power Infrastructure businesses may adversely affect our margins, and demand for these offerings is subject to factors outside our control.

- We may incur significant losses if customer-specific capital equipment becomes impaired or obsolete.

- Supply chain disruptions and demand forecasting failures have in the past adversely affected, and could in the future adversely affect, our ability to meet customer demand, and lead to higher costs, or result in excess or obsolete inventory.

- We depend on industries that produce products that are subject to rapid technological change and short product lifecycles.

- Our industry is highly competitive, and customers may in-source production or modify sourcing strategies; our Cloud and Power Infrastructure businesses are subject to rapid technological change which requires that we make continuing investments to remain competitive.

- Our margins and profitability have in the past been, and could in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design and engineering services.

- If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

- We conduct operations in a number of countries and are subject to risks inherent in global operations.

- A breach of our IT or physical security systems, or a cybersecurity incident affecting our operations, products, or third parties upon which we rely, could materially disrupt our business, damage our reputation, and expose us to significant costs and liability.

- Risks and uncertainties related to the development and use of artificial intelligence ("AI") could harm our business, damage our reputation, or give rise to legal or regulatory action.

- We may encounter difficulties with acquisitions and divestitures, which could harm our business.

- We must attract, develop and retain key employees, and failure to do so could harm our business.

- Our operating results may fluctuate significantly due to seasonal demand.

- Union disputes or other labor disruptions could adversely affect our operations and financial results.

- Our strategic relationships with major customers create risks.

- Evolving regulations relating to data center development, energy consumption, and utility infrastructure could adversely affect demand for our products and services.

- Changes in our effective tax rate, the adoption of new tax legislation, or exposure to additional tax liabilities has in the past adversely affected, and could in the future adversely affect, our results of operations and financial condition.

- Our debt level may create limitations.

- Changes in our credit rating or capital market conditions may limit our access to financing or increase our borrowing costs.

- Fluctuations in foreign currency exchange rates could increase our operating costs and adversely affect our results of operations.

- Our exposure to financially troubled customers or suppliers has in the past adversely affected, and could in the future adversely affect, our results of operations.

- Failure to effectively manage working capital could adversely affect our cash flow, liquidity, and results of operations.

- The market price of our ordinary shares is volatile.

- Our business could be impacted as a result of actions by activist shareholders or other reputational harm.

- Our goodwill and identifiable assets could become impaired.

- Risks related to the Nextracker separation could adversely affect our business.

- We are subject to risks associated with investments.

- Changes in accounting standards or management estimates could materially affect our financial results.

- Litigation, investigations, or enforcement actions could result in significant liabilities, operational restrictions, and reputational harm.

- We are subject to complex and evolving trade policies, export controls and sanctions.

- Failure to comply with data privacy and cybersecurity laws and regulations could expose us to government enforcement, significant penalties, civil litigation, and reputational harm.

- Inadequate protection of our intellectual property and exposure to third-party intellectual property claims could adversely affect our business and results of operations.

- Our compliance program may not prevent violations of anti-corruption and related laws, which could result in severe penalties, business restrictions, and reputational harm.

- Defects or failures in our products, manufacturing processes, or design and engineering services could expose us to product liability, warranty claims, contractual penalties, and reputational harm.

- We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition, and results of operations.

- Unforeseen or catastrophic events could have a material adverse effect on our operations and financial results.

- Failure to comply with domestic or international employment and related laws and regulations could adversely affect our business and financial performance.

- Evolving sustainability expectations and related disclosure regimes may increase costs, create legal exposure, and adversely impact our operations, talent attraction, and access to capital.

Business and Operational Risks

Customer order cancellations, production changes, and demand variability could adversely affect our business.

Cancellations, reductions, or delays by a significant customer or by a group of customers have in the past harmed, and could in the future harm, our results of operations by reducing the volumes of products we manufacture and deliver for those customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and/or our possession of excess or obsolete inventory that we may not be able to sell to customers or third parties which may result in an impairment loss for inventory, and by lowering our asset utilization and overhead absorption resulting in lower gross margins and earnings.

As a provider of design and manufacturing services and components for electronics, including power and infrastructure solutions used in data center and other applications, we must provide increasingly rapid product turnaround times for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials, including higher-value or longer-lead-time components used in certain of our components and data center power offerings.

Many factors outside of our control impact our customers and their ordering behavior, including recession in end markets, changing technology and industry standards, commercial acceptance for products, product obsolescence, and loss of business. The short-term nature of our customers' commitments and the rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules and locations, making component procurement commitments, and allocating personnel and other resources based on our estimates of our customers' requirements. We cannot give assurance that present or future customers will not significantly change, reduce, cancel or delay their orders. In addition, certain of our customer contracts contain provisions that permit the customer to terminate the agreement for convenience upon prior written notice, which notice periods may be relatively short. If a customer exercises such termination rights, we may not be entitled to receive payment for work in process, stranded inventory, or other costs incurred in anticipation of future orders. We may not have adequate contractual protections, such as termination fees or wind-down payments, to offset the financial impact of an early termination by a significant customer.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to reduce costs or achieve other objectives. These demands may stress our resources, cause supply chain management issues, and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Many of our costs and operating expenses are relatively fixed, and thus customer order fluctuations, deferrals, and transfers of demand from one facility to another, as described above, have had a material adverse effect on our results of operations in the past and we may experience such effects in the future.

A significant percentage of our sales come from a small number of customers and a decline in sales to any of our largest customers has in the past adversely affected, and could in the future adversely affect, our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for 45%, 44% and 37% of net sales in fiscal years 2026, 2025 and 2024, respectively. No customer accounted for more than 10% of net sales in fiscal year 2026, 2025 or 2024. Our principal customers have varied from year to year. Customers have in the past experienced, and could in the future experience, dramatic declines in their market shares, competitive position, or demand for their products and services, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of our largest customers, or the loss of major customers, have in the past harmed, and could in the future materially harm, our business, results of operations, cash flows, and financial condition. If we are not able to replace expired, canceled or reduced contracts with new business in a timely manner, including due to qualification, ramp-up or customer approval requirements, our revenues and profitability would be harmed. Additionally, mergers, acquisitions, consolidations or other significant transactions involving any of our largest customers resulting in the loss of or reduction in purchases by any of our largest customers, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and prospects.

Customer concentration is particularly pronounced in our Cloud and Power Infrastructure businesses, where a limited number of hyperscale cloud providers, colocation companies, and large enterprise data center operators represent a substantial portion of demand. Hyperscale customers typically have substantial purchasing power and negotiating leverage, which they may use to obtain favorable pricing, extended payment terms, volume flexibility, or other concessions that could reduce our margins or adversely affect our cash flows. As these customers grow larger through consolidation or organic growth, their bargaining power may increase further. In addition, certain hyperscale customers have developed, or may develop, internal design, engineering, or manufacturing capabilities that compete with our offerings. These customers may choose to reduce their reliance on third-party providers like us over time, which could result in reduced order volumes, loss of programs, or increased pricing pressure. Any decision by one or more significant hyperscale customers to vertically integrate, in-source production, or shift purchases to competitors could have a material adverse effect on our business, results of operations, and financial condition.

Investments in our Cloud and Power Infrastructure businesses may adversely affect our margins, and demand for these offerings is subject to factors outside our control.

The success of our Cloud and Power Infrastructure businesses is dependent on our ability to design and introduce products and solutions that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products. To create these offerings, we must continue to make substantial investments in the development of our capabilities, in resources such as research and development, the development, acquisition or licensing of appropriate intellectual property, test and tooling equipment, facility expansions, and personnel requirements, as well as start-up, customer qualification and production ramp-up costs. We may not be able to achieve or maintain market acceptance for any of our offerings in any of our current or target markets. Our success will also depend upon the level of market acceptance of our customers' end products, which incorporate our products, and over which we have no control. In particular, demand for our cloud and power infrastructure solutions serving data center applications is significantly influenced by continued investment in AI, machine learning, and high-performance computing infrastructure by our customers, particularly hyperscale cloud providers. Capital expenditure cycles among hyperscale cloud providers and other data center operators can be volatile and are influenced by factors outside our control. While overall market trends toward increased demand for compute capacity and power infrastructure driven by AI and cloud applications have supported recent growth, there can be no assurance that such trends will continue at current rates, or at all. Any reduction in the rate of AI adoption, shifts in customer investment priorities, or technological developments that reduce demand for high-density computing infrastructure would adversely affect demand for our products and services.

Demand for our cloud and power infrastructure solutions also depends on our customers and third-party data center operators securing sufficient and reliable electrical power and water at acceptable costs and within required timelines. The development and expansion of data center capacity is power-intensive and requires significant water resources for cooling, and both power and water availability have become critical factors in determining deployment speed and location for our customers. Limitations on power generation, transmission, and distribution capacity, utility interconnection lead times, planned and unplanned outages, curtailments, and volatility in energy markets can delay the energization of customer facilities, restrict available capacity, increase operating costs, and materially affect project economics and our customers' ability to deploy our products. Similarly, water scarcity, drought conditions, competing demands for water resources, and regulatory restrictions on water use may constrain data center cooling capacity, limit site selection, increase operating costs, or delay project timelines. In several markets, regulators and local authorities have imposed or are considering restrictions on data center power and water consumption, requirements for operators to fund grid upgrades, and other conditions that may delay or increase the cost of power and water procurement. Public utility capacity constraints, broader grid reliability events, and inflationary or geopolitical pressures on energy prices may further increase volatility and uncertainty for our customers.

If customers or third-party operators are unable to secure timely and cost-effective power or water, or if permitting and approval processes for power or water infrastructure are delayed or restricted, we could experience project delays, missed milestones, service-level exposure under our contracts, reduced margins, and lost or deferred revenue. In addition, misalignment between contracted program volumes and actual customer deployment, whether from program delays, changes in deployment plans, or infrastructure readiness issues, can result in underutilized capacity, excess inventory, increased working capital needs, and significant period-to-period variability in our results. These power and water availability and infrastructure readiness risks are largely outside our control, and any sustained constraints on our customers' ability to develop or expand data center capacity could materially and adversely affect our business, financial condition, and results of operations. Furthermore, as rack power densities increase and liquid or hybrid cooling becomes more prevalent, many existing data center facilities require retrofits to power distribution, structural supports, and fluid handling infrastructure. Where customers or third-party operators manage these retrofits, we have limited control over their timing, execution, and quality.

In addition, capital market conditions may indirectly affect our Cloud and Power Infrastructure businesses by constraining our customers' ability to fund infrastructure investments. The development and expansion of data center capacity, including site acquisition, power procurement, and infrastructure buildouts, are capital intensive and often depend on our customers' access to debt and equity markets. Higher interest rates, tighter credit conditions, reduced investor appetite for digital infrastructure investment, or broader concerns regarding economic conditions and financial market volatility may lead our data center customers to delay, scale back, or reprioritize projects, renegotiate commercial terms, or reduce order volumes. Any sustained reduction in customer capital spending on data center infrastructure could reduce our order flow, slow program ramps, and adversely affect our business, results of operations, and growth prospects.

The addition of new customers in our Cloud and Power Infrastructure businesses has also introduced different demand cycles. For example, cloud-based service providers are cyclically different from our traditional customers, creating changes to our historical revenue patterns and increasing the complexity of the management of our working capital requirements.

We may incur significant losses if customer-specific capital equipment becomes impaired or obsolete.

We make investments in capital equipment that is designed for or dedicated to specific customers, products, or programs. These investments are often based on forecasts of customer demand and anticipated long-term relationships. In certain cases, such equipment has limited alternative use and may not be readily redeployable to other customers or applications without significant modification or additional cost. If a customer reduces, delays, or terminates its orders, exits a product line, experiences financial distress, or otherwise ceases to do business with us, we may be unable to recover the carrying value of the related equipment. In such circumstances, we may be required to recognize impairment charges or write-offs for these assets, which could have a material adverse effect on our financial condition and results of operations.

In addition, the timing and magnitude of customer demand may differ from our expectations, leading to underutilization of such equipment and reduced returns on our investments. While we may seek contractual protections, including customer commitments or reimbursement provisions, such protections may be insufficient or may not be enforceable in all cases. Any significant impairment, write-off or accelerated depreciation of customer-specific capital equipment could adversely affect our results of operations and financial condition.

Supply chain disruptions and demand forecasting failures have in the past adversely affected, and could in the future adversely affect, our ability to meet customer demand, and lead to higher costs, or result in excess or obsolete inventory.

From time to time, we have experienced shortages of some of the components, including electronic components, that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers, such as shortages of raw materials. In the past, there have been industry wide conditions, pandemics, natural disasters and global events that have caused material and component shortages. Most recently, we experienced disruptions in the supply of semiconductor components, including as a result of regulatory actions, export controls, and other government-imposed restrictions affecting certain suppliers, which adversely impacted our business, including curtailed production or delays in production, and delays in making scheduled shipments to customers. Inflationary pressures have increased in recent years and may continue to increase pricing of components.

Our supply chain has in the past been, and could in the future be, impacted by events outside our control, including macro-economic events, tariffs and trade restrictions, political crises, social unrest, terrorism, and geopolitical conflicts (including the conflicts in Ukraine and the Middle East, including the conflict in Israel, recent U.S. military operations in Iran, disruptions in the Strait of Hormuz, attacks on shipping vessels in the Red Sea, and other regional tensions), public health emergencies, or natural or environmental occurrences in locations where we or our customers and suppliers have manufacturing, research, engineering and other operations.

Certain components that we use are sourced from a limited number of suppliers, and in some cases from a single supplier, which increases the risk that regulatory actions, geopolitical developments, trade restrictions or other events affecting those suppliers could disrupt our supply chain. In addition, certain of our customers direct or require us to purchase components, materials, or subsystems from specified suppliers. In some cases, these customer-directed suppliers may be sole sources for the required components or may be geographically concentrated. We may have limited ability to qualify alternative suppliers or pass through cost increases for customer-specified components. If a customer-directed supplier experiences supply disruptions, quality issues, financial distress, or other problems, we could be unable to meet our customer's requirements and could be exposed to warranty claims, contract penalties, or liability, even if the underlying issue was attributable to the customer-directed supplier. Our customers may not agree to share responsibility for these supply chain risks, and we may bear a disproportionate share of the exposure.

Our failure or inability to accurately forecast demand and volatility in the availability and prices of materials, equipment, components, and services, including rising prices due to inflation or scarcity of availability, have in the past adversely impacted, and could in the future adversely impact, our business and results of operations. Our inability to make scheduled shipments has in the past caused, and could in the future cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages have in the past and could in the future also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages have in the past adversely affected, and could in the future adversely affect, our results of operations. Our customers also could experience component shortages which could adversely affect customer demand for our products and services. Our end markets have in the past been, and could in the future be, adversely impacted by logistical constraints and increased freight and logistics costs around the world.

In addition, if a component shortage is threatened or anticipated, we may purchase such components early to avoid a delay or interruption in our operations. Purchasing components early has in the past caused, and could in the future, cause us to incur additional inventory carrying costs and cause us to experience inventory obsolescence, both of which may not be recoverable from our customers and adversely affect our gross profit margins and results of operations. Such purchases may also require customer approvals, redesign efforts or the use of alternative components that could further increase costs, delay production or affect product performance.

Given the complexity of our supply chain and our geographically dispersed operations, we depend on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to geopolitical issues, such as conflicts in Ukraine and the Middle East, disruptions in the Strait of Hormuz and the Red Sea, including as a result of attacks on shipping vessels, natural disasters, labor problems, increased energy prices, criminal activity or other issues, have in the past resulted, and could in the future result, in shipping delays, increased costs, or other supply chain disruptions, and therefore have in the past had, and could in the future have, a material adverse effect on our operations. The effects of climate change, including extreme weather events and long-term changes in temperature levels and water availability, may exacerbate these transportation and logistics risks.

Our margins and profitability have in the past been, and could in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design and engineering services.

Providing design and engineering services exposes us to different and, in some cases, greater risks than those we face with our manufacturing services. Although we enter into contracts with our design and engineering services customers, we often design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. In addition, we may make investments in designing products and not be able to design viable manufacturable products, in which case we may not be able to recover our investments. Even if we are successful in designing manufacturable products and our customers accept our designs, if our customers do not then purchase anticipated levels of products, we may not realize any profits. Our design and engineering activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts sometimes allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop, including in the automotive and healthcare industries, must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Our design and engineering services offerings require significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility building and expansion, and recruitment. We may not be able to achieve a high enough level of sales for this business to be profitable. The costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design and engineering services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments to grow these capabilities.

In addition, we often agree to certain product price limitations and cost reduction targets in connection with these services. Inflationary and other increases in the costs of the raw materials and labor required to produce the products have occurred and may recur from time to time. Also, the production ramps for these programs are typically significant and negatively impact our margin in early stages as the manufacturing volumes are lower and result in inefficiencies and unabsorbed manufacturing overhead costs. We may not be able to reduce costs, incorporate changes in costs into the selling prices of our products, or increase operating efficiencies as we ramp production of our products, which would adversely affect our margins and our results of operations.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past required, and could in the future require, that we adjust our business and cost structures by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and could in the future place, considerable strain on our financial and management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage or maintain adequate financial and management controls, including internal controls over financial reporting, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, including fiscal years 2026, 2025, and 2024, we initiated targeted restructuring activities focused on improving operational efficiencies by reducing excess workforce capacity, optimizing our portfolio, and optimizing our cost structure in lower growth areas. Restructuring charges are recorded based upon employee termination dates, site closure and consolidation plans generally in conjunction with an overall corporate initiative to drive cost reduction and realign the Company's global footprint.

We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate or divest certain manufacturing facilities or transfer certain of our operations to other geographies. If we are required to take additional restructuring charges in the future, our results of operations, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

A breach of our IT or physical security systems, or a cybersecurity incident affecting our operations, products, or third parties upon which we rely, could materially disrupt our business, damage our reputation, and expose us to significant costs and liability.

We rely on our information systems, some of which are managed by third parties, to process, transmit, and store electronic information (including sensitive data such as confidential business information and personally identifiable information relating to employees, customers, vendors, and other business partners), and to manage or support critical business processes and activities, including manufacturing, design and engineering services, financial reporting, inventory management, procurement, invoicing, and electronic communications. Our ability to effectively manage our business depends on the security, reliability, and adequacy of these information systems. We may be adversely affected if these information systems break down, fail, or are no longer supported. In addition, we continue to invest in and implement modifications and upgrades to our information systems, which may be complex and require significant management oversight, and subject us to inherent costs and associated risks, including disruption of operations and loss of information.

We regularly face attempts by sophisticated and malicious actors to gain unauthorized access to our information systems, including attempts using techniques that change frequently, may be difficult to detect, or may remain dormant until a triggering event. Threat actors may seek to access our networks, data centers, or cloud resources, including those managed by third parties, or those of our customers, vendors, or end users; steal proprietary information related to our business, products, employees, and customers; or disrupt our systems, operations, services, or products (including software and firmware embedded in our products), or those of our third-party service providers. The increasingly connected nature of our products and systems expands our potential attack surface. We believe such attempts are increasing in number and in technical sophistication. AI techniques may also be utilized by threat actors to increase the number and technical sophistication of such attempted breaches. Due to increasing geopolitical tensions and conflicts, including involving China, the conflicts in Ukraine and the Middle East, including the conflict in Israel and recent U.S. military operations in Iran, we and the third parties upon which we rely may be vulnerable to a heightened risk of cyberattacks, including retaliatory acts of cyberwarfare by state-sponsored actors that could materially disrupt our systems and operations, supply chain, and ability to provide our products and services.

Our ability to monitor third parties' information security practices is limited, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties, including cloud or hosted solution providers, have not been compromised or that their systems are free from exploitable defects. We are subject to, and at times have experienced, breaches or attempted breaches of our security systems, which have in the past resulted, and could in the future result, in unauthorized access to our facilities, systems, assets, inventory, or information. There can be no assurance that our security measures will be sufficient to prevent a material breach or compromise. If unauthorized parties gain physical access to our facilities, operations, assets, or inventory, or electronic access to our information systems, or if such facilities, assets, inventory, or information are used in an unauthorized manner, misdirected, or lost or stolen during transmission or transport, any such incident could result in, among other things, unfavorable publicity, loss of competitive advantage, governmental inquiry and oversight, significant costs related to rebuilding internal systems, higher insurance premiums, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties, and regulatory fines, penalties, and damages, any of which could have a material adverse effect on our profitability and cash flows. For a discussion of the regulatory and legal compliance risks associated with data privacy and cybersecurity laws, including the potential for government enforcement actions, regulatory penalties, and civil litigation arising from the handling of personal data, see "*Legal and Regulatory Risks—Failure to comply with data privacy and cybersecurity laws and regulations could expose us to government enforcement, significant penalties, civil litigation, and reputational harm.*"

Risks and uncertainties related to the development and use of AI could harm our business, damage our reputation, or give rise to legal or regulatory action.

We are incorporating AI solutions into aspects of our business, including our manufacturing operations, design and engineering services, and internal processes, and we also rely on AI tools used by our employees, vendors, or other third parties. AI technologies are complex and rapidly evolving, and our business may be adversely affected if we are unable to successfully integrate AI into our operations, products, and services in a timely and cost-effective manner. AI is subject to increasing regulatory, legal, and ethical scrutiny, and its use may give rise to risks related to accuracy, bias, intellectual property infringement or misappropriation, data privacy, cybersecurity, and compliance with evolving laws and regulations.

Our personnel or third parties could, unbeknownst to us, misuse AI technology in ways that could result in the inadvertent disclosure of our confidential information or that of our customers. The use of AI can result in unintended consequences, including outputs that appear accurate but are factually incorrect, misleading, or otherwise flawed. If the AI tools we use or rely upon are deficient or unreliable, we could experience operational disruptions, increased costs, compliance challenges, reputational harm, or legal exposure. In addition, the adoption of AI and automation technologies may affect our workforce strategy, which could require us to retrain or redeploy employees, modify certain job functions, and navigate evolving regulatory and workforce expectations.

We may encounter difficulties with acquisitions and divestitures, which could harm our business.

We have completed numerous acquisitions of businesses, including our recent acquisition of Electrical Power Products, Inc., and we may acquire additional businesses in the future. We may incur significant transaction costs in connection with acquisitions, and may not realize expected cost savings, synergies or other benefits in the amounts or timeframes anticipated, or at all. Acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;

- potential loss of key employees and customers of the acquired companies;

- difficulties managing and integrating operations in geographically dispersed locations;

- the potential for deficiencies in internal controls at acquired companies;

- increases in our expenses and working capital requirements, which reduce our return on invested capital;

- lack of experience operating in the geographic market or industry sector of the acquired business;

- cybersecurity, data privacy and IT systems integration issues;

- initial dependence on unfamiliar supply chain or relatively small supply chain partners; and

- exposure to unanticipated liabilities of acquired companies.

In addition, divestitures involve significant risks, including without limitation, difficulty finding financially sufficient buyers or selling on acceptable terms in a timely manner, and the agreed-upon terms could be renegotiated due to changes in business or market conditions. Divestitures could adversely affect our profitability and, under certain circumstances, require us to record impairment charges or a loss as a result of the transaction. In addition, completing divestitures requires expenses and management attention and could leave us with certain continuing liabilities.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition or divestiture, and could adversely affect our business and operating results.

We must attract, develop and retain key employees, and failure to do so could harm our business.

Our success depends on our ability to attract, develop, motivate and retain a workforce with the skills necessary for our business, including qualified executives, management, engineering, manufacturing, information technology, cybersecurity, supply chain, and business development personnel. The market for such talent is highly competitive, and we may incur higher labor, recruiting and training costs in order to attract and retain employees with the requisite skills. If our compensation, benefits and overall employee value proposition are not viewed as competitive, our ability to attract, motivate and retain key employees could be weakened. Generally, our employees are not bound by employment or non-competition agreements, and where such agreements exist, they may be difficult to enforce. We cannot assure you that we will retain our executive officers and key employees.

Leadership transitions and management changes may create uncertainty, disrupt operations, and increase the risk of senior management or other employee turnover. The loss of any of our executive officers or other key employees could harm our business. Failure to have an effective succession plan in place for our key executive officers could significantly delay or prevent us from achieving our business objectives. For a discussion of planned leadership changes in connection with our planned spin-off, see "*Planned Spin-off Risks—The planned spin-off of our Cloud and Power Infrastructure businesses may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits*" below.

In addition, expanding our design and engineering services offerings requires us to attract and retain experienced design engineers; our failure to do so could limit the growth of these offerings. From time to time, we face challenges that may impact employee retention, such as workforce reductions, facility consolidations and closures, and retirements. To the extent we lose experienced personnel, our failure to develop other employees, hire new qualified employees and successfully manage the transfer of critical knowledge could adversely affect our business.

Our operating results may fluctuate significantly due to seasonal demand.

We experience some seasonal trends from our diverse end-market exposure. For example, two of our end markets, the lifestyle market and the consumer devices market, exhibit particular strength generally in the two quarters leading up to the end of the calendar year in connection with the holiday season. We have historically experienced stronger revenues in our second and third fiscal quarters as compared to our other fiscal quarters, with our fourth fiscal quarter being the weakest. Economic conditions or other factors, including the impact of seasonal trends, could lead to diminished orders which could harm our business.

Union disputes or other labor disruptions could adversely affect our operations and financial results.

Certain of our employees are represented by labor unions or works councils, and we have experienced heightened union organizing activity in certain regions. The unionization of significant employee populations could result in increased labor costs or other terms that are less favorable to us, and increased risk of strikes and work stoppages. We may also be subject to general country strikes or work stoppages unrelated to our business. In addition, the workforces of some of our suppliers and customers are represented by labor unions. Work stoppages or strikes at the plants of our key suppliers could disrupt our manufacturing processes; similar actions at the plants of our customers could result in delayed or canceled orders for our products. Although we have not experienced any recent material work stoppages, a work stoppage or other limitations on production at our facilities, or strikes or work stoppages experienced by our customers or suppliers, could have an adverse effect on our business, results of operations and financial condition.

Unforeseen or catastrophic events could have a material adverse effect on our operations and financial results.

Our operations or systems have been, and could in the future be, disrupted by natural disasters, terrorist activity, public health issues, cybersecurity incidents, interruptions of service from utilities, or transportation or telecommunications providers, political crises and geopolitical conflicts (including armed conflicts such as the Russia-Ukraine conflict, which resulted in a missile strike on our Mukachevo, Ukraine facility in August 2025, as described under "*International Risks-Global economic conditions and geopolitical uncertainty have in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.*" below), physical attacks on our senior leadership and/or our office locations, or other unforeseen or catastrophic events. Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions. Such events have made, and in the future could make, it difficult or impossible to manufacture or deliver products to our customers, receive production materials from our suppliers, or perform critical functions, which could adversely affect our revenue and require significant recovery time and expenditures to resume operations. While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, some of our systems are not fully redundant and we cannot be sure that our plans will fully protect us from all such disruptions.

Planned Spin-off Risks

The planned spin-off of our Cloud and Power Infrastructure businesses may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits.

On May 5, 2026, we announced our intention to spin off our Cloud and Power Infrastructure businesses through the creation of a separate publicly traded company. The planned spin-off is intended to be tax-free for Flex's U.S. shareholders for U.S. federal income tax purposes. Completion of the planned spin-off is subject to the final approval of our Board of Directors and will be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, the effectiveness of a registration statement on Form 10 with the SEC, receipt of a tax opinion from tax counsel, the requisite approval by the Company's shareholders at an extraordinary general meeting, approval from the High Court of the Republic of Singapore for a capital reduction and distribution, and other regulatory approvals. The planned spin-off is complex in nature, and unanticipated changes or developments could delay or prevent the completion of the spin-off or cause the spin-off to occur on terms or conditions that are different or less favorable than expected.

In connection with the planned spin-off, we face significant challenges, including, without limitation: the diversion of the attention of our Board of Directors and senior management from the pursuit of our business strategy and long-term planning and of our management and employees from day-to-day operations; our ability to maintain operational, commercial, data and information technology, intellectual property, human resources, finance, legal, sales, and marketing continuity where necessary between Flex and the separated company; the risk that if the IRS determines that certain steps of the planned spin-off do not qualify for tax-free treatment for U.S. federal income tax purposes, Flex and its shareholders could incur significant tax liabilities; costs and expenses related to the planned spin-off (which are expected to be significant), including costs related to commercial and operational dis-synergies, restructuring and other transaction expenses, expenses related to establishing stand-alone operational, commercial, personnel, and digital and technology infrastructure at the separated company, and accounting, tax, legal, and other professional services expenses, any of which may be higher than initially expected; the possibility of disputes or litigation arising from or related to the spin-off, including claims by shareholders, employees, or third parties, and the potential for unanticipated costs or liabilities to arise that were not contemplated in the original transaction planning; retaining existing business and operational relationships, including with customers, suppliers, employees, and other counterparties; competitive responses to the announcement or completion of the spin-off; addressing employee issues so as to promote retention and motivation and maintain efficient and effective labor and employee relations; risks associated with changes in management and leadership at Flex and the separated company, including the ability to attract, retain, and motivate key executives and to maintain effective governance structures following the spin-off, as well as actual or potential conflicts of interest that may arise if certain executive officers or directors of the Company hold positions at, or ownership interests in, the separated company, particularly where the two companies may pursue the same corporate opportunities or face decisions with different implications for each company; the physical separation and reorganization of manufacturing operations, which may involve the relocation of manufacturing equipment and production lines, the division or reconfiguration of shared manufacturing facilities, the establishment of new manufacturing capabilities, and the reconfiguration of supply chain and logistics networks, any of which may result in significant costs, production downtime, or delays in fulfilling customer orders; obtaining any required regulatory licenses, operating authority, or contractual consents; determining the appropriate allocations of assets and liabilities between Flex and the separated company, as well as the terms governing the relationship between Flex and the separated company following the spin-off; and potential negative reactions from investors and other external stakeholders.

In connection with the planned spin-off, we announced that Revathi Advaithi, our CEO, will become the chief executive officer of the separated company and serve as Chairman of the Board of Flex for a transitional period following the completion of the spin-off, and that Michael Hartung, our President and Chief Commercial Officer, will be named as the Company's CEO. Other senior executives may leave Flex to join the separated company in connection with the spin-off.

There can be no assurance that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits (which are based on a number of assumptions, some or all of which may prove to be incorrect) or provide greater value to our shareholders than that reflected in the current price of our ordinary shares, or that the dis-synergies of the transaction (including costs of related restructuring transactions) will not exceed the anticipated amounts. The market price of our ordinary shares could be subject to significant fluctuation or otherwise be adversely affected by the uncertainties described above. Changes in the shareholder base of Flex and/or the separated company following the planned spin-off could also cause the price of either company's stock to fluctuate.

If the planned spin-off occurs, Flex and the separated company will each be smaller, less diversified companies with more concentrated areas of focus. As a result, Flex and the separated company may become more vulnerable to changing macroeconomic and market conditions and to the impact of geopolitical conflicts, international trade disputes, or global economic instability on their operations, supply chains, or financial condition; the results of operations, cash flows, effective tax rate, and other financial and operating metrics of each company may be subject to increased volatility; and the ability of each company to fund capital expenditures and investments, pay dividends, and service debt may be diminished. To the extent challenges related to the planned spin-off adversely affect our business, they may also have the effect of heightening other risks disclosed in this Annual Report, any of which could materially and adversely affect our business, results of operations, and the price of our ordinary shares.

Industry Risks

We depend on industries that produce products that are subject to rapid technological change and short product lifecycles, and our business has in the past been, and could in the future be, adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenue from customers in a number of end markets and factors affecting any of these industries in general, or our customers in particular, could adversely impact us. These factors include rapid changes in technology, including as a result of AI, evolving industry standards, and requirements for continuous improvement in products and services that result in short product lifecycles; the failure of our customers to successfully market their products or for our customers' products to gain widespread commercial acceptance; and dramatic market share shifts that may cause our customers to lose market share or exit businesses.

Our industry is highly competitive, and customers may in-source production or modify sourcing strategies; our Cloud and Power Infrastructure businesses are subject to rapid technological change which requires that we make continuing investments to remain competitive.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus and Original Design Manufacturers ("ODMs") with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities, cost structures and strategic priorities. In the past, some of our customers moved a portion of their manufacturing away from us in order to more fully utilize their excess internal manufacturing capacity, and customers could in the future decide to in-source, dual-source, regionalize, or otherwise reallocate manufacturing volumes among suppliers. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, decreases of our profits, or loss of our market share. Our industry is extremely competitive, many of our competitors have achieved substantial market share, and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do, including the ability to deploy capital at greater scale to support capacity expansion, advanced manufacturing technologies, or significant upfront investments required by certain power and components programs. Our competitors may also respond more quickly to new or emerging technologies, including AI, or to evolving customer requirements, which could put us at a competitive disadvantage. We face competition from Asian-based competitors, including Taiwanese ODM suppliers, as well as other large, diversified manufacturing and design service providers, who compete in a variety of our end markets and, in some cases, have a substantial share of global information technology hardware and related infrastructure production. If we are unable to provide manufacturing services and capabilities that are comparable to, or differentiated from, those offered by other companies in our markets at competitive cost levels, our net sales could decline.

Our Cloud and Power Infrastructure businesses are particularly subject to rapid technology evolution. The data center infrastructure industry is characterized by frequent platform transitions, increasing rack power densities, adoption of liquid and hybrid cooling technologies, evolving power delivery architectures and voltage standards, and changing interconnect, security, and manageability requirements. To remain competitive, we must continually invest in engineering capabilities, validation and testing infrastructure, supply chain enablement, specialized integration capabilities, and capital equipment to support evolving customer specifications and density requirements. If we fail to anticipate or timely align with evolving specifications, standards, or power density requirements, or if our competitors adopt innovations more quickly or develop superior products, our win rates, pricing, and margins may suffer, and we may lose customers or experience decreased or delayed market acceptance of our products and solutions.

The emergence of new technologies, industry standards, or customer requirements may render our existing power delivery systems, cooling solutions, integration capabilities, inventory, or manufacturing processes less competitive or obsolete. Our acquisition and implementation of new technologies and equipment, and the expansion of our product and solutions offerings, may require significant expense or capital investment, which could reduce our operating margins. If we are unable to keep pace with technological change or evolving market needs, or to develop and introduce competitive products and solutions on a timely basis, we may incur inventory write-downs, rework charges, and other costs, and our business, financial condition, and results of operations could be materially and adversely affected.

Our strategic relationships with major customers create risks.

In the past, we have completed strategic transactions with customers under which we acquired inventory, equipment and other assets from those customers and leased or acquired their manufacturing facilities, while simultaneously entering into multi-year manufacturing and supply agreements for the production of their products. We may pursue similar customer divestiture transactions in the future. These arrangements with divesting customers involve a number of risks, including the following:

- we may need to pay a purchase price to the divesting customer that exceeds the value we ultimately realize from the customer's future business;

- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including as a result of restructuring activities;

- we, rather than the divesting customer, generally bear the risk of excess capacity at the facility;

- we may not achieve anticipated cost reductions or operational efficiencies;

- we may be unable to meet customer expectations with respect to volume, product quality, timeliness and cost reductions;

- our supply agreements generally do not require customers to purchase minimum volumes, and actual purchase volumes may be lower than anticipated; and

- if demand for a customer's products declines, the customer may reduce its purchase volumes, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other customers.

As a result of these and other risks, we have in the past been, and could in the future be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Financial Risks

Changes in our effective tax rate, the adoption of new tax legislation, or exposure to additional tax liabilities has in the past adversely affected, and could in the future adversely affect, our results of operations and financial condition.

We conduct business operations in numerous countries and are subject to income and other taxes in multiple jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates; changes in tax laws and regulations (or their interpretation); changes in the valuation of deferred tax assets and liabilities; and changes to tax holidays or incentives. The international tax environment continues to evolve as governments implement coordinated efforts and unilateral measures designed to address perceived international tax avoidance, including the OECD Pillar Two framework establishing a global minimum tax rate of 15%. Many countries, including certain countries in which we currently operate, have enacted or are enacting laws based on these initiatives, which could increase tax complexity and uncertainty and adversely impact our effective tax rate and cash tax liability. These and other changes to tax laws could have broader implications, including impacts to the economy, currency markets, inflation or competitive dynamics, which are difficult to predict, and could negatively impact us.

Our taxes could also increase if certain tax holidays or incentives are not renewed upon expiration or are retracted if we are unable to satisfy the conditions on which such incentives are based, or if tax rates applicable to us in such jurisdictions are otherwise increased. Our continued ability to qualify for specific tax holiday extensions will depend on, among other things, our anticipated investment and expansion in these countries and the manner in which the local governments interpret the requirements for modifications, extensions or new incentives. Further, the global minimum tax is expected to reduce the benefits achieved from tax incentives.

We and our subsidiaries are regularly subject to tax audits and examinations by various taxing jurisdictions around the world. For example, one of our Brazilian subsidiaries received assessments for certain sales and import taxes which we are opposing. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or timing of a tax examination, we believe our reserves for uncertain tax benefits reflect outcomes that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed or tax laws change adversely, there could be a material adverse effect on our tax provision, financial condition, results of operations, and cash flows.

Our debt level may create limitations.

As of March 31, 2026, our total debt was $3.8 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy. See also note 22 "Subsequent Events" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for discussion of an additional $1.45 billion of borrowings undertaken since March 31, 2026.

Changes in our credit rating or capital market conditions may limit our access to financing or increase our borrowing costs.

Our business relies on the availability of financing. The capital markets have in the past experienced and may continue to experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors. Any decline in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all, negatively impact the price of our ordinary shares, increase our interest payments under some of our existing debt agreements, and have other negative implications on our business. A variety of factors beyond our control could impact the availability or cost of capital, such as domestic or international economic conditions, geopolitical uncertainty, tariffs or trade restrictions, increases in key benchmark interest rates and credit spreads, changes in banking or capital market laws or regulations, and volatility in capital and financial markets. We are also exposed to interest rate risk on our variable rate debt, invested cash balances, and factoring activities.

Fluctuations in foreign currency exchange rates could increase our operating costs and adversely affect our results of operations.

We have operations in various countries around the world, including Asia, Eastern Europe, Mexico and Brazil. A portion of our purchases and sale transactions and operational costs are denominated in currencies other than the U.S. dollar. As a result, we are exposed to foreign currency exchange rate fluctuations that can affect our assets, liabilities, results of operations, and cash flows through both translation and transaction risk. Currency exchange rates fluctuate on a daily basis due to a number of factors, including changes in political and economic policies and conditions. The primary impact of currency exchange fluctuations is on the cash, receivables, payables and expenses of our operating entities. As part of our currency hedging strategy, we use financial instruments such as forward exchange contracts, swap contracts, and options to hedge our foreign currency exposure in order to reduce the short-term impacts of foreign currency rate fluctuations on our operating results. However, our hedging strategy may not fully mitigate the impacts of changes to foreign exchange rates, and if our hedging activities are not successful, if counterparties default on their obligations, or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses or fluctuations in our operating results. We are exposed to fluctuations in the Mexican peso and Chinese renminbi, and a significant increase in the value of these currencies could adversely affect our operating results by increasing our manufacturing costs and the costs of our local supply base.

Our exposure to financially troubled customers or suppliers has in the past adversely affected, and could in the future adversely affect, our results of operations.

We provide manufacturing services to companies and industries that have in the past, and could in the future, experience financial difficulty. When our customers experience financial difficulty, we may have difficulty recovering amounts owed to us, or demand for our products from these customers may decline. When one or more of our customers becomes insolvent or otherwise is unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition are adversely affected. Such adverse effects have in the past included, and could in the future include, one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivables are outstanding. Additionally, if our suppliers experience financial difficulty, we could have difficulty sourcing supplies necessary to fulfill production requirements and meet scheduled shipments.

Failure to effectively manage working capital could adversely affect our cash flow, liquidity, and results of operations.

Our operations are working capital intensive, and inventories, accounts receivable, and accounts payable are significant components of our net asset base. Key factors impacting our working capital include our ability to adequately manage materials purchasing and payment policies, fluctuations in collections of receivables, timing of capital expenditures and debt service obligations, and our ability to optimize terms and conditions with suppliers. Our Cloud and Power Infrastructure businesses may require elevated working capital commitments, including customer-specific materials, specialized test equipment, and inventory for customer programs with longer lead times, which can increase our exposure to demand variability and project delays. Our ability to fund growth depends on internally generated cash and access to debt and other financing on acceptable terms. Market disruptions, interest rate volatility, bank sector instability, or adverse credit conditions could increase borrowing costs, limit available capital, or delay funding, constraining project delivery and capacity expansion. High fixed and semi-fixed costs in our manufacturing operations can magnify the impact of utilization variability on earnings and cash flows. If we fail to manage our working capital effectively, our business, financial condition, results of operations, and liquidity could be materially adversely affected.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and could in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our ordinary shares to decline. Stock price fluctuations could impact the value of our equity compensation, which could affect our ability to recruit and retain employees.

Our business could be impacted as a result of actions by activist shareholders, negative publicity, or other reputational harm.

We may be subject, from time to time, to legal and business challenges due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties. In addition, negative publicity concerning our company, industry, brand, personnel, or operations, regardless of accuracy, could harm our reputation and adversely affect our business, financial condition, and results of operations. Media coverage can spread rapidly through digital platforms and social media, making it difficult to remediate. Negative commentary may reduce customer trust and demand for our products and services, which could negatively impact our performance.

Our goodwill and identifiable intangible assets could become impaired, which could adversely affect our financial condition and results of operations.

We have recorded goodwill and identifiable intangible assets, consisting primarily of customer relationships, developed technology, and trade names, as a result of acquisitions. We evaluate on a regular basis whether events or circumstances indicate that the carrying amount of goodwill or intangible assets may no longer be recoverable. We have in the past incurred, and could in the future incur, impairment charges on goodwill or identifiable intangible assets. A decline in general economic conditions, global equity valuations, or the financial performance of our businesses could require us to record impairment charges. Any such material non-cash charge could impact our consolidated balance sheet and statement of operations, although it would not impact our cash flows, liquidity, capital resources, or debt covenants.

Risks related to the Nextracker separation could adversely affect our business, financial condition, and results of operations.

On January 2, 2024, we completed a series of transactions pursuant to which we distributed our remaining interests in Nextracker to our shareholders. Although we received a private letter ruling and tax opinion supporting tax-free treatment of the distributions and related mergers, neither is binding on the IRS or the courts, and if the distributions or related mergers were determined to be taxable, we would generally recognize gain equal to the excess of the fair market value of the distributed shares over our tax basis in those shares, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, in connection with the separation of Nextracker, we entered into various agreements governing our ongoing relationship, including with respect to indemnification obligations and tax matters. We have an ongoing dispute with Nextracker regarding certain tax distribution obligations under these agreements. Third parties could seek to hold us responsible for liabilities that Nextracker agreed to retain, and we cannot assure that Nextracker's indemnification obligations will be sufficient or that Nextracker will satisfy its obligations. Any of these matters could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with investments.

We make investments in private funds and companies to further our strategic objectives and develop business relationships. Many of these instruments are non-marketable at the time of our initial investment. If any of the funds or companies in which we invest fail to perform, we could lose all or part of our investment. We have in the past written down the fair value of investments and recognized losses, and may need to do so in the future.

Changes in accounting standards or management estimates could materially affect our financial results.

We prepare our financial statements in conformity with U.S. GAAP, which involves subjective assumptions, estimates, and judgments. Changes in accounting standards or their interpretation, or changes in our underlying estimates, particularly those related to revenue recognition, asset impairment, and business combination valuations could have a material adverse effect on our reported results of operations and financial condition.

International Risks

Global economic conditions and geopolitical uncertainty have in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.

Our operations and the execution of our business plans and strategies are subject to the effects of global economic trends, geopolitical risks and demand or supply shocks arising from events that may include political crises, regional conflicts and wars, terrorist attacks, natural disasters, or actual or threatened public health emergencies. We are also affected by local and regional economic environments and policies in the U.S. and other markets we serve, including interest rates, monetary policy, inflation or stagflation, slower economic growth or recession, commodity prices, currency volatility, currency controls or other limitations on the repatriation of cash, sovereign debt levels, and actual or anticipated defaults on sovereign debt. For example, the conflicts in Ukraine and the Middle East, including the conflict in Israel and recent U.S. military operations in Iran, and related international sanctions and countermeasures have led, and may continue to lead, to disruption and instability in global markets, supply chains, and industries, that could negatively impact our business, financial condition, and results of operations. In addition, changes in economic conditions or outlooks in key markets, such as lower rates of investment or economic growth in China, Europe, or other regions, may reduce demand for, or profitability of, our products and services outside the U.S., and the impact on our business could be significant given the extent of our global operations. We also do business in emerging market jurisdictions where economic, political, and legal risks are heightened. These factors have in the past adversely affected, and could in the future adversely affect, our business.

Inflationary pressures, such as what the market continues to experience, could affect our profitability and cash flows, due to higher wages, higher operating costs, higher financing costs, and/or higher supplier prices. Inflation may also adversely affect foreign exchange rates. We may be unable to pass along such higher costs to our customers. In addition, inflation may adversely affect customers' financing costs, cash flows, and profitability, which could adversely impact their operations and our ability to collect receivables. High or rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our manufacturing services and our customers' ability to repay obligations to us.

These conditions may result in reduced consumer and business confidence and spending in many countries, tightening in credit markets, reduced liquidity in financial markets, heightened volatility in credit, fixed income, and equity markets, and currency exchange rate fluctuations. Prolonged disruption in capital or credit markets could adversely affect our access to liquidity needed for working capital, capital expenditures, acquisitions, research and development, and other corporate purposes. Adverse impacts on our customers and suppliers resulting from these conditions could, in turn, adversely affect us.

We have manufacturing and other facilities across the globe, including in regions affected by geopolitical conflicts and instability, such as Ukraine and Israel. Our facilities could be damaged, destroyed, or otherwise unable to operate due to war, acts of hostility, terrorist acts, or related disruptions, which could jeopardize our ability to develop, manufacture, and deliver products and adversely affect our business operations and results of operations. For example, on August 21, 2025, a missile strike on our Mukachevo, Ukraine facility caused substantial physical damage and disrupted normal operations; in response, we activated contingency manufacturing plans and transitioned production to alternative facilities. In addition, our operations have been, and could continue to be, disrupted by employee absences related to mandatory military service. Regional conflicts, hostilities, or armed conflicts, or interruptions or curtailment of trade or transport between the countries where our facilities are located and their respective trading partners, have in the past, and could in the future, adversely affect our operations and results of operations.

Tariffs, trade restrictions, export controls, and changes in trade policy, including heightened trade volatility and uncertainty regarding trade agreements, have in the past adversely affected, and could in the future adversely affect, our business, results of operations, and financial condition.

Political developments and trends and sentiment toward multinational companies have resulted in, and may continue to result in, tariffs, export controls, trade restrictions, and other barriers, as well as changes to tax and other laws and policies. These measures have been, and are expected to continue to be, disruptive to our business and may impact our global operating model, supply chain, production costs, customer relationships, customer demand and competitive position. Such measures can be imposed suddenly and unpredictably.

Throughout 2025 and into 2026, the U.S. administration imposed varying levels of tariffs on goods imported from China and other countries where we or our customers source materials and manufacture products. Further escalation of trade tensions, including through the imposition of new or increased tariffs (including retaliatory tariffs), expanded trade restrictions, or intensified decoupling between the U.S. (as well as other major economies) and China or other key trading partners could materially increase our product input costs, negatively affect global economic conditions, contract customer demand, or otherwise adversely affect our business. Related declines in confidence or investment activity in global markets could further adversely affect our business performance.

As a global manufacturing and supply chain services partner with operations, suppliers, and customers across multiple jurisdictions, we have been, and expect to continue to be, impacted by tariffs and trade actions through the timing and mechanics of cost recovery and operational complexity. We generally seek to pass tariff costs through to our customers, which can affect reported net sales, operating income margins, and the timing of operating cash flows as tariffs are paid and subsequently recovered. To the extent we are unable to recover tariff costs from certain customers, or experience delays in doing so, our results of operations and cash flows could be adversely affected. The actual impact of tariffs and related trade measures on our business depends on numerous factors, including their scope, effective date, duration, magnitude, products and countries covered, customer contract terms, and the imposition of retaliatory or reciprocal measures by other countries.

In addition, changes to, or uncertainty surrounding, international trade agreements may adversely affect our business. Existing trade agreements, including the United States-Mexico-Canada Agreement ("USMCA"), provide preferential tariff treatment and other benefits for qualifying imports and exports, subject to compliance with applicable rules of origin, classification, and other requirements. The USMCA is subject to a joint review process in 2026, and there can be no assurance that the agreement will not be amended, suspended, or terminated, or that its benefits will not be reduced. Any material modification to, or withdrawal from, the USMCA, or the imposition of additional tariffs or trade restrictions affecting North America, could result in increased costs, supply chain disruptions, delays in shipments, additional compliance burdens, or the need to modify sourcing or manufacturing strategies, which could materially adversely affect our business, financial condition, and results of operations.

Recent legal and policy developments have also increased uncertainty regarding the enforceability, duration, and potential re-imposition of certain tariffs. For example, on February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the International Emergency Economic Powers Act ("IEEPA"). Following that decision, the U.S. administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain exceptions; however, on May 7, 2026, the U.S. Court of International Trade ruled that the Section 122 tariffs were not authorized by law, a decision the administration has appealed. These and similar developments have created uncertainty regarding the future rate, scope, and enforceability of tariffs; the availability and timing of refunds for tariffs that may be invalidated; the potential adoption of alternative legislative or executive actions; and the continued effectiveness of trade arrangements or mitigation actions adopted in response to prior tariffs. Ongoing uncertainty regarding U.S. and global trade policies, sanctions, and tariffs, including actions involving China, North America, and other key manufacturing and sourcing jurisdictions, could adversely affect our business, financial condition, and results of operations.

We conduct operations in a number of countries and are subject to risks inherent in global operations.

Our global manufacturing and supply chain operations involve significant operational complexity, including managing activities across multiple regions, time zones, regulatory regimes, and logistical networks. Products may be manufactured or assembled across multiple facilities and countries, which increases exposure to disruptions, coordination challenges, and delays in procurement, production, and delivery.

Because we operate in the Americas, Asia, and Europe, we are subject to economic, political, regulatory, and social risks in the countries in which we operate, including currency fluctuations and exchange controls; labor unrest, labor shortages, and rising labor costs; longer payment cycles; inflationary pressures; changes in tax, customs, and regulatory regimes; trade restrictions and sanctions; supply chain disruptions; geopolitical instability and conflict; natural disasters; epidemics and pandemics; expropriation of private enterprises; and limitations on infrastructure, including power, water, transportation, and availability of raw materials and components.

Changes in U.S. and foreign government policies, including those relating to trade, sanctions, information security, data privacy, national security, and foreign investment, may affect the attractiveness of our services to customers and our ability to conduct business with certain customers or suppliers. We have significant operations in China, which have been, and could continue to be, affected by evolving laws, regulations, and geopolitical developments involving China. We could be subject to reputational harm if any of our customers, former customers or vendors were subject to U.S. sanctions or did business with sanctioned entities or countries or otherwise violated applicable sanctions or export control laws. Furthermore, regional conflicts, including the conflicts in Ukraine and the Middle East, including the conflict in Israel and recent U.S. military operations in Iran, and tension between China and Taiwan, could result in sanctions, regional market instability, increased energy and transportation costs, supply chain disruptions, and other adverse regional and global financial and economic conditions, any of which can impact the demand for, or our ability to sell, our products and services in the impacted regions. Escalation of hostilities involving Iran, Israel, and the United States or regional proxy groups could adversely affect regional stability, threaten critical infrastructure such as data centers, impair access to ports and transportation routes including the Strait of Hormuz, and increase fuel, energy, freight, insurance, and security costs. In addition, expanded sanctions, export controls, or other governmental measures affecting the region could impair our ability to conduct business, collect receivables, or repatriate funds. In particular, geopolitical changes in China-Taiwan relations could disrupt the operations of several companies in Taiwan that are critical to the global supply of semiconductors and other electronic components on which many of our customers depend, and any escalation of tensions could materially affect our supply chain and operations.

Some countries in which we operate, such as Brazil, Hungary, India, Malaysia, Mexico, and Poland, have experienced periods of economic volatility, high inflation, currency devaluations, or limited availability of foreign exchange, and governmental authorities in some jurisdictions exercise significant influence over economic activity. These conditions could adversely affect our operations, financial condition, or ability to repatriate cash. Our international operations also expose us to risks related to foreign currency exchange, inflation, and restrictions on currency conversion or fund transfers. In certain countries, central banks or other authorities may impose conditions on foreign exchange transactions or restrict the movement of capital, which could limit our ability to access or deploy cash across our global operations.

Legal and Regulatory Risks

Litigation, investigations, or enforcement actions could result in significant liabilities, operational restrictions, and reputational harm.

We are, from time to time, subject to claims, lawsuits, investigations, and regulatory or administrative proceedings across the jurisdictions where we operate. These matters may involve commercial disputes, regulatory compliance, intellectual property, antitrust, product liability, employment and labor, privacy and data protection, securities laws, governance, and tax. Adverse outcomes, whether by judgment, settlement, consent decree, or otherwise, could require monetary payments, penalties, injunctive relief, operational changes, monitorships, remedial measures, or enhanced compliance controls. Even if we prevail, we may incur substantial costs, increased insurance premiums, and management distraction that disrupts our operations and harms our reputation with customers, suppliers, employees, and regulators. Outcomes are inherently unpredictable, and our accruals and insurance coverage may be insufficient or unavailable. Any of these matters could materially adversely affect our business, financial condition, results of operations, and cash flows.

We are subject to complex and evolving trade policies, export controls, and sanctions, and failure to comply or adapt to changes in these regimes could restrict our business or result in significant penalties.

Due to the global nature of our business, we are subject to a complex system of import- and export-related laws and regulations in the U.S. and other countries, including economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control and similar regimes in other jurisdictions. Our products, services, and technology are regulated by these trade control and customs regimes and in some cases require licenses or other authorizations. Our ability to obtain and maintain such licenses and authorizations on a timely basis, or at all, is subject to risks and uncertainties, including changing laws, regulations, foreign policies, and geopolitical factors. Non-compliance by us, our customers, or our suppliers can result in denial of export privileges, fines, criminal penalties, administrative sanctions, seizure of inventory, import detention, and loss of business. Delays or denials of licenses can prevent or defer sales, and previously recognized revenue and profit may need to be reversed. Moreover, we could be subject to reputational harm if any of our customers, former customers, or vendors were subject to U.S. sanctions or conducted business with sanctioned countries. Any restrictions on the export or import of our products could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity.

Failure to comply with data privacy and cybersecurity laws and regulations could expose us to government enforcement, significant penalties, civil litigation, and reputational harm.

We regularly move data across borders to operate our global business, and are consequently subject to a broad and continuously evolving set of privacy and data protection laws and regulations both domestically and internationally, including the European Union General Data Protection Regulation ("GDPR"), the UK GDPR, China's Personal Information Protection Law ("PIPL"), India's Digital Personal Data Protection Act, and comprehensive privacy statutes in numerous U.S. states, including the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"). These laws impose numerous, and oftentimes differing, obligations on data controllers and processors, and new requirements continue to be proposed and enacted across U.S. federal, state, and international jurisdictions. Compliance can be costly, and the complexity and inconsistency of these frameworks across jurisdictions poses significant compliance challenges that have resulted, and will continue to result, in increased costs and required modifications to our data processing practices and policies.

Any actual or perceived failure to comply with applicable data privacy or cybersecurity laws, related contractual obligations, or other data protection standards, whether by us, a third-party service provider, or another party, could result in government inquiries, regulatory investigations, significant fines and penalties, orders to cease or modify our data practices, damages for contract breach, and civil litigation, as well as harm to our reputation and market position. We may also be required to invest significant additional resources to comply with evolving cybersecurity and AI-related regulations and to modify and enhance our information systems and controls. Our liability insurance may not be sufficient in type or amount to cover us against all claims related to privacy violations or regulatory non-compliance.

Inadequate protection of our intellectual property and exposure to third-party intellectual property claims could adversely affect our business and results of operations.

We develop and own, and in some cases license, intellectual property used in our design, engineering, and manufacturing services and in our products. Although we use a range of measures to protect our intellectual property, including contractual and security controls and seeking patent and trademark protection where appropriate, these measures may not prevent infringement, misappropriation, or other unauthorized disclosure or use of our intellectual property. Protecting our proprietary technology is difficult and expensive, and we may need to litigate with third parties to enforce or defend patents issued to us and other intellectual property rights, or to determine the enforceability and validity of our proprietary rights or those of others.

If we cannot adequately protect or enforce our intellectual property rights, we could lose the competitive advantages of our proprietary technology, which would harm our business.

Our activities may expose us, our suppliers, and our customers to claims that our services, products, processes, designs, or components infringe, misappropriate, or otherwise violate third-party intellectual property rights, or that we have breached license or other contractual provisions. We also enter into patent, software, and other licenses governing our use of certain technologies, and certain of our activities may fall outside the scope of such licenses, which may subject us to royalty claims by licensors. Because we provide design and engineering services in addition to manufacturing, customers often seek to allocate intellectual property risk to us to a greater extent than in traditional contract manufacturing engagements, including requiring broad intellectual property indemnities. Assertions against our customers may trigger indemnification obligations, requiring that we participate in their defense, or result in disputes over responsibility between us and our customers. Moreover, we could become subject to large indemnity payments or damages claims from contractual breach, which could harm our results of operations, cash flows, financial condition, or prospects.

If infringement, misappropriation, or other similar claims are brought against us or our customers, whether or not they have merit, we could be required to expend significant resources on defense, and we or our customers could be required to develop non-infringing alternatives, obtain licenses, or cease, delay, or modify the affected services, products, or features. Suitable alternatives may be unavailable or costly, licenses may not be available on commercially reasonable terms or at all, and any litigation or dispute resolution could be lengthy, disruptive, and expensive and may not be resolved in our or our customers' favor.

We also face heightened risks to our intellectual property in certain foreign jurisdictions, including risks of theft, reverse engineering, or misuse; limitations in the availability, scope, or enforceability of intellectual property rights; and challenges in obtaining effective remedies. In some countries in which we operate, intellectual property laws and enforcement mechanisms are weaker than in the United States, and legal or administrative requirements may require us to compromise protections or yield certain rights to technology, data, or other intellectual property to conduct business in such countries or access certain markets. Any inability to obtain, maintain, or enforce our intellectual property rights in jurisdictions where we operate could result in the loss of competitive advantage, reduced revenue, and other adverse consequences that could adversely affect our business, financial condition, and results of operations.

Evolving regulations relating to data center development, energy consumption, and utility infrastructure could adversely affect demand for our products and services.

Government authorities in the United States and other jurisdictions have enacted, proposed, or are considering laws and regulations relating to data center development and permitting, energy and water consumption, grid reliability, and environmental and community impacts. These regulatory developments may result in new requirements, delays, or restrictions on the development, expansion, or operation of data centers or related infrastructure by our customers and third-party facility operators. In particular, certain jurisdictions have imposed or are considering moratoria or pauses on new data center development, enhanced permitting and environmental review processes, requirements for data center operators to fund or share in the cost of grid or other utility upgrades, and operational restrictions relating to energy efficiency, water consumption, noise mitigation, or other community-impact measures. Such regulatory actions could increase our customers' costs, delay or reduce their planned infrastructure investments, limit the scale or geographic location of data center deployments, or otherwise constrain their ability to deploy or expand AI, machine learning, and high-performance computing infrastructure. Given our Cloud and Power Infrastructure businesses' exposure to data center development activity, any sustained reduction or delay in data center investment resulting from regulatory developments could materially and adversely affect demand for our products and services, our results of operations, and our financial condition.

Our compliance program may not prevent violations of anti-corruption and related laws, which could result in severe penalties, business restrictions, and reputational harm.

We conduct business in numerous jurisdictions subject to stringent anti-corruption and anti-bribery requirements, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and similar laws elsewhere. We maintain policies, procedures, training, and internal controls designed to promote compliance and prohibit offering, promising, authorizing, or providing anything of value to government officials or other counterparties to obtain or retain business. However, we cannot assure that our employees, agents, consultants, or other third parties acting on our behalf will comply with these requirements at all times, particularly in jurisdictions where corruption is perceived to be more prevalent. Actual or alleged violations could result in investigations, significant civil and criminal fines and penalties, disgorgement, monitorships, and reputational damage. Any of these events could adversely affect our business, financial condition, results of operations, and could require substantial management time and resources to address.

Defects or failures in our products, manufacturing processes, or design and engineering services could expose us to product liability, warranty claims, contractual penalties, and reputational harm.

Our products and the manufacturing processes and design and engineering services we use to produce them are often highly complex, and some, particularly in the automotive and healthcare industries, must satisfy strict safety, quality, and regulatory standards. Defects or deficiencies, whether in design, engineering, manufacturing, or component sourcing, have occurred in the past and could in the future result in delayed shipments, reduced or canceled orders, product or component failures, and reputational damage.

Such failures may also subject us to regulatory enforcement, fines, penalties, or operational shutdowns. We are exposed, from time to time, to product liability and warranty claims, including for personal injury, property damage, and product recall, repair, or replacement, as well as service-based remediation obligations and other contractual penalties, any of which can be costly and disruptive. Even where customers, suppliers, or third parties bear primary responsibility for underlying defects, indemnification may be unavailable or inadequate, and insurance coverage may be insufficient or uneconomic. As we expand higher-value design and engineering offerings, our warranty exposure may increase, and pricing may not fully cover associated costs. A successful claim in excess of our insurance coverage, or for which coverage is denied or unavailable, could have a material adverse effect on our business, results of operations, and financial condition.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition, and results of operations.

As a service provider engaged in designing and manufacturing medical devices, we are subject to compliance requirements beyond those applicable to our other businesses. In the United States, we are subject to regulatory inspection for compliance with the FDA's Quality System Regulation ("QSR"), which requires manufacturers of medical devices to implement and adhere to design and process manufacturing controls, quality control, labeling, handling, and documentation procedures. If an FDA inspection reveals noncompliance that we do not address to the FDA's satisfaction, the FDA may issue inspection observations or warning letters, impose fines, bring an action against us or our officers, require a product recall, issue an import alert or import detention, or halt operations at a manufacturing facility. The FDA has in the past issued inspection observations and warning letters to us following inspections of our manufacturing facilities, and there can be no assurance that similar regulatory actions will not occur in the future. Any such action could harm our reputation, disrupt our operations, and cause our business to suffer.

Our medical devices business is also subject to applicable state laws and the regulatory requirements of other countries. In the European Union ("EU"), we must maintain standardized certifications and undergo periodic inspections. Failure to comply with applicable regulatory requirements could restrict or stop the flow of products into or out of various jurisdictions from us or our customers. In China, the National Medical Products Administration controls and regulates healthcare products manufacturing, and we must comply with applicable regulatory laws or our ability to manufacture products in China could be impaired. In Japan, the Pharmaceutical Affairs Laws and related regulations require that subcontractors manufacturing products for the Japanese market register with authorities and submit to regulatory audits. Similar laws apply in other countries where we operate, including elsewhere in Asia and in Latin America. Our failure to comply with applicable requirements could interrupt our operations and our ability to manufacture products for sale into these markets, harming our reputation and business.

Failure to comply with domestic or international employment and related laws and regulations could adversely affect our business and financial performance.

We are subject to U.S. and foreign employment, labor, benefits, immigration, and related laws governing wage-and-hour requirements, worker classification, workplace safety, anti-discrimination, pay equity, collective bargaining, work authorization, and related matters, among others. These requirements vary significantly by jurisdiction and are subject to frequent change, and compliance can be costly and time-consuming. Government agencies and private plaintiffs, including through class or collective actions, regularly pursue audits, investigations, and enforcement. Adverse outcomes may include monetary penalties, back pay, damages, tax assessments, injunctive or equitable relief, operational restrictions, restrictions on staffing models, and immigration-related sanctions, any of which can be costly and disruptive to address. We have in the past been, and expect in the future to be, subject to certain of these actions, audits and investigations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and reputation.

Evolving sustainability expectations and related disclosure regimes may increase costs, create legal exposure, and adversely impact our operations, talent attraction, and access to capital.

Governments, investors, customers, employees, and other stakeholders continue to focus on sustainability matters, including climate change and greenhouse gas ("GHG") emissions, environmental stewardship, human capital management, human rights, responsible sourcing, and related matters. These expectations have generated multiple and evolving reporting regimes, including the EU's Corporate Sustainability Reporting Directive ("CSRD") and California's climate statutes. Meeting these expectations involves significant operational, financial, legal, regulatory, and reputational risks. Applicable requirements vary significantly by jurisdiction, customer, and product category, and may be subject to inconsistent or rapidly evolving interpretations. Compliance may require additional resources and controls, including formal risk assessments, due diligence processes, data collection, monitoring, audits, remediation, and increased supplier engagement, which may not always be recoverable through product pricing and could adversely affect our margins, competitiveness, and results of operations.

Sustainability-related information often relies on estimates, assumptions, and evolving methodologies, including data from third parties. Despite our efforts to enhance systems, processes, and controls, such information may be incomplete, inaccurate, or subject to differing interpretations, which could result in regulatory scrutiny, enforcement actions, litigation, reputational harm, or loss of stakeholder confidence. At the same time, "anti-ESG/DEI" legislation and policies in certain jurisdictions - including proposals and enactments by several U.S. states, Congress, and the Executive Branch - may impose additional and potentially conflicting compliance obligations, private litigation risks, and reputational harm, and could result in us becoming subject to investigations or enforcement actions.

We have established and publicly announced sustainability strategies, goals, commitments, and targets, which we may change or refine over time. Our failure or perceived failure to pursue or fulfill our stated goals, maintain adequate supporting processes, adhere to our public statements, or comply with applicable reporting requirements could adversely affect our reputation, customer relationships, talent recruitment and retention, and investment attractiveness, and could result in government enforcement actions or private litigation. We may revise, reprioritize, or discontinue certain sustainability initiatives in response to evolving regulations, market conditions, or business priorities, and balancing sustainability objectives with financial performance and operational efficiency may involve tradeoffs. Certain customers and business partners incorporate sustainability-related requirements into procurement decisions and contractual obligations, and our inability to meet such requirements in a timely or cost-effective manner could result in reduced demand, lost business opportunities, or more restrictive contract terms.

Climate change regulation could disrupt our operations and supply chain and increase our costs.

In many of the countries in which we operate, governmental bodies have enacted or are considering legislation and regulations in response to climate change, including climate-specific due diligence and carbon pricing frameworks such as the EU Corporate Sustainability Due Diligence Directive ("CSDDD") and the EU Taxonomy, that may directly or indirectly affect our operations and supply chain. Compliance may require increased energy, production, transportation, and raw material costs, higher capital expenditures, and higher insurance costs. Inconsistent requirements across jurisdictions may further increase compliance burden. We have committed to reducing our GHG emissions as part of our long-term sustainability strategy and may take additional voluntary steps to mitigate our climate impact. The potential impact of future climate change legislation, regulation, or international accords is uncertain, and any of these developments could have a material adverse effect on our business, results of operations, and financial condition.

Our failure to comply with environmental, health and safety, product stewardship and producer responsibility laws or regulations could adversely affect our business.

We are subject to extensive and changing federal, state, local, and international environmental, health and safety laws and regulations concerning the health and safety of our employees and the generation, use, storage, transportation, discharge, and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws governing the recyclability of products, the materials that may be included in products, and our obligations for product end-of-life disposal, including to dispose of products after end users have finished with them. Applicable regimes include the EU Waste Electrical and Electronic Equipment Directive, China's regulation on electronic information products, and the EU carbon border adjustment mechanism. Violations or alleged violations could lead customers to refuse purchases and could trigger fines, penalties, production suspension, product recalls, or costly changes to operations, procurement, and inventory management. We are responsible for environmental remediation at certain current and former facilities and at certain third-party sites. Some environmental laws impose liability without regard to fault, requiring current or former property owners or operators to investigate, remove, or remediate hazardous substances regardless of when such substances were released. More stringent standards or new findings of contamination could increase our liabilities and costs, and additional environmental matters may arise at sites where no issue is currently known or at sites we may acquire. We have in the past been, and expect in the future to be, subject to certain of these liabilities and cleanup costs. Any of the foregoing could materially adversely affect our business, results of operations, cash flows and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

Risk Management and Strategy

Our cybersecurity risk management program is intended to protect the confidentiality, integrity, and availability of our critical information technology ("IT") systems and data. We have integrated this program into our broader enterprise risk management framework, which is designed to identify, assess, prioritize and mitigate risks across the organization to enhance our resilience and support the achievement of our strategic objectives. We have designed and assess our cybersecurity risk management program based on multiple cybersecurity frameworks, including the National Institute of Standards and Technology Cybersecurity Framework ("NIST 2.0 CSF") and information security standards issued by the International Organization for Standardization, including ISO 27001. These frameworks guide us in identifying, assessing, and managing cybersecurity risks relevant to our business. Our global information security management program is ISO 27001:2022 certified.

Our cybersecurity risk management program is led by our Chief Information Officer ("CIO") on an interim basis, supported by our security team principally responsible for managing our cybersecurity risk assessment processes, security controls, and detection and response to cybersecurity incidents. Our program includes protocols for preventing, detecting, and responding to cybersecurity incidents, as well as cross-functional coordination of business continuity and disaster recovery plans. Key components of our program include:

- risk assessments designed to help identify cybersecurity threats to our critical IT systems, information, and our broader enterprise IT environment;

- the periodic engagement of independent security firms and other third-party experts, where appropriate, to assess, test, and certify components of our cybersecurity program, and to otherwise assist with aspects of our cybersecurity processes and controls;

- annual cybersecurity awareness training for our employees;

- regular assessments of the design and operational effectiveness of the program's key processes and controls by our internal audit team as well as external consultants; and

- a risk management process for third-party service providers and vendors that includes security due diligence during the selection process, contractual security requirements, and periodic monitoring of adherence to applicable cybersecurity standards.

We maintain a cybersecurity incident response plan that establishes procedures to assess and manage cybersecurity incidents. The plan includes escalation protocols based on the nature and severity of the incident, including escalation to the Audit Committee and the Board when appropriate. We conduct tabletop exercises at least annually to test our incident response procedures, identify gaps, and evaluate team preparedness.

As part of our overall risk mitigation strategy, we maintain insurance coverage intended to address certain aspects of cybersecurity risks. However, this insurance may not be sufficient in type or amount to cover all claims related to cybersecurity breaches, cyberattacks, or other related incidents.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations or financial condition. Despite our security measures, however, there can be no assurance that we, or third parties with which we interact, will not experience a cybersecurity incident in the future that could materially affect us. For more information on our cybersecurity-related risks, see Item 1A, "Risk Factors - *A breach of our IT or physical security systems, or a cybersecurity incident affecting our operations, products, or third parties upon which we rely, could materially disrupt our business, damage our reputation, and expose us to significant costs and liability*."

Governance

The Audit Committee of our Board of Directors has primary oversight responsibility for cybersecurity risks and other information technology risks. This oversight includes reviewing our plans to mitigate cybersecurity risks and our preparedness to respond to data breaches or other cybersecurity incidents.

The Audit Committee receives reports on cybersecurity matters at least quarterly from our Chief Information Security Officer ("CISO") (and currently on an interim basis, our CIO). These reports cover a range of topics, including our cybersecurity risk profile, the current and emerging threat landscape, the status of ongoing cybersecurity initiatives, incident reports, and the results of internal and external assessments. The Audit Committee also annually reviews the adequacy and effectiveness of our information security policies and related internal controls, and receives periodic updates from our internal audit function on the results of cybersecurity audits and related mitigation activities. The Chair of the Audit Committee reports to the full Board on these matters as appropriate.

The full Board also receives briefings on cybersecurity matters annually from our CISO (and currently on an interim basis, our CIO). In addition, Board members periodically receive presentations on cybersecurity topics from external experts as part of the Board's continuing education and overall risk oversight responsibilities.

At the management level, our CIO has assumed interim oversight of our enterprise-wide cybersecurity program following the departure of our former CISO in April 2026. In this role, he monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through participation in the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. Our CIO reports to our Chief Operating Officer, a member of our executive leadership team.

Our CIO has over 20 years of experience in information technology and has led teams in the design, implementation, and continuous improvement of enterprise-wide digital and cybersecurity programs. Our CIO has managed material risks from cybersecurity threats, including the development and operation of incident response plans. Our CIO holds a Bachelor's degree in Computer Engineering and a Master's degree in Information Technology.

ITEM 2.   *PROPERTIES*

We own or lease facilities located primarily in the geographies listed below. Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers. The majority of the square footage is active manufacturing space used by our ITS, RMS and CPI operating segments. Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

As of March 31, 2026, the square footage of our facilities by region is as follows:

	Approximate Square Footage (In millions)
Asia	20.2
Americas	18.6
Europe	11.7
Total (1)	50.5

(1)   Consists of 23.9 million square feet in facilities that we own with the remaining 26.5 million square feet in leased facilities.

ITEM 3.   *LEGAL PROCEEDINGS*

For a description of our material legal proceedings, see note 14 "Commitments and Contingencies" to the consolidated financial statements included under Item 8, which is incorporated herein by reference.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

MARKET AND SHAREHOLDER INFORMATION

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "FLEX."

As of May 14, 2026, there were 2,678 holders of record of our ordinary shares. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. We currently do not have plans to pay any cash dividends in fiscal year 2027.

CERTAIN TAXATION CONSIDERATIONS UNDER SINGAPORE LAW

Dividends.   Singapore does not impose a withholding tax on dividends. All dividends on our ordinary shares are not taxable in Singapore to shareholders, provided that any dividends are paid to shareholders outside of Singapore for this purpose and such dividends are not received or deemed to be received in Singapore by shareholders and are not derived by shareholders pursuant to any trade or business carried on in Singapore. Certain tax exemptions are available for foreign-sourced dividends received by Singapore tax residents, subject to conditions. Since inception, we have not declared nor paid any cash dividends on our ordinary shares, and we currently do not have plans to pay any cash dividends.

Gains on Disposal.   Under current Singapore tax law there is no tax on capital gains, and thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade or business profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard ("FRS") 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 ("SFRS(I) 9") (as the case may be) for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty.   There is no stamp duty payable for holding shares, and no duty is payable on the issue of new shares. Singapore stamp duty is payable on a transfer of existing shares if there is an instrument of transfer executed in Singapore or if there is an instrument of transfer executed outside Singapore that is received in Singapore. In such situations, stamp duty is payable on the instrument of transfer of such shares at the rate of 0.2% of the consideration for, or market value of, such shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation.   Singapore estate duty was abolished for deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding.   There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica Inc., Jabil Inc., and Sanmina Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2021 and reflects the annual return through March 31, 2026, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Flex, the S&P 500 Index, and Peer Group



	3/21	3/22	3/23	3/24	3/25	3/26
Flex Ltd.	100.00	101.31	125.67	214.81	248.37	491.49
S&P 500 Index	100.00	115.65	106.71	138.59	150.03	176.74
Peer Group	100.00	113.26	156.29	247.60	298.58	717.73

Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2026.

Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Issuer Purchases of Equity Securities

The following table provides information regarding purchases of our ordinary shares made by us for the period from January 1, 2026 through March 31, 2026.

Period (1)	Total Number of Shares Purchased (2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - January 30, 2026	—	$ —	—	$ 1,291,851,904
January 31 - February 27, 2026	1,980,107	$ 64.64	1,980,107	$ 1,163,857,329
February 28 - March 31, 2026	1,153,338	$ 62.43	1,153,338	$ 1,091,853,311
Total	3,133,445		3,133,445	

(1) On August 6, 2025, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1.7 billion. This is in accordance with the share purchase mandate whereby our shareholders approved a repurchase limit of 20% of our issued ordinary shares outstanding at the Annual General Meeting held on the same date as the Board authorization. As of March 31, 2026, shares in the aggregate amount of $1.1 billion were available to be repurchased under the current plan.

(2) During the period from January 1, 2026 through March 31, 2026, all purchases were made pursuant to the program discussed above in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 6. [*RESERVED*]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under Item 1A, "Risk Factors." Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, for the results of operations discussion for the fiscal year ended March 31, 2025, compared to the fiscal year ended March 31, 2024, other than as described below with respect to segment results from operations.

OVERVIEW

We are the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, we deliver technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

The Company's full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, and integrated services, plus a portfolio of power and cooling products. Over time, we have built differentiated scale and expertise across both technology-driven and regulated markets, enabling us to support customers with increasingly complex product, infrastructure, and compliance requirements. We partner with customers across a diverse set of industries including data center, healthcare, industrial, automotive, communications, and lifestyle.

In the fourth quarter of fiscal year 2026, the Company changed how it reports its operating results to its Chief Operating Decision Maker ("CODM"), principally reflecting the growth of Flex's data center-related businesses. As a result, the Company reorganized its operating structure and established a new operating and reportable segment, Cloud and Power Infrastructure ("CPI") and updated its former segments from Flex Agility Solutions and Flex Reliability Solutions to Integrated Technology Solutions ("ITS") and Regulated Manufacturing Solutions ("RMS"). Certain prior-period segment information has been recast to conform to the current presentation. The determination of the separate operating and reportable segments is based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics. Refer to note 1 "Organization of the Company" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details on the segment change that took place in the fourth quarter of fiscal year 2026.

As of March 31, 2026, we report our financial performance based on three operating and reportable segments as follows

- Integrated Technology Solutions ("ITS"), which is comprised of the following end markets:

  ◦ *Communications*, high speed networking, enterprise, and satellite communications systems
  ◦ *Lifestyle*, premium products across commercial, home and personal product categories

- Regulated Manufacturing Solutions ("RMS"), which is comprised of the following end markets:

  ◦ *Industrial*, mission-critical automation, energy, and industrial infrastructure
  ◦ *Automotive*, compute and power electronics platforms, and integrated systems
  ◦ *Healthcare*, regulated manufacturing for medical devices, drug delivery and equipment

- Cloud and Power Infrastructure ("CPI"), which is comprised of the following end markets:

  ◦ *Cloud and Cooling*, integrated compute systems supporting power-dense digital infrastructure deployments, and advanced liquid cooling solutions supporting higher-density, power-intensive rack architectures
  ◦ *Power*, utility and facility-level electrical infrastructure enabling reliable, scalable power delivery and high-density rack- and board-level power systems supporting power-intensive compute workloads

In fiscal year 2025, we formally introduced the next phase in our strategic evolution, our EMS + Products + Services approach. This hybrid model is focused on strengthening our core manufacturing and supply chain capabilities while expanding our portfolio of proprietary products and value-added services to maximize value creation for customers. To advance this approach, we completed several strategic acquisitions in fiscal year 2025 that enhanced our differentiated portfolio to address critical data center customer challenges around power, heat and scale. These included the acquisitions of JetCool to expand direct-to-chip liquid cooling capabilities and Crown to increase critical power capabilities while adding opportunities in grid modernization. We continued with the acquisition of a power facility in Poland in fiscal year 2026 and the acquisition of Electrical Power Products in May 2026.

Our strategy is to provide customers with a full range of cost competitive, vertically-integrated global supply chain solutions through which we can design, build, ship and service a complete packaged product for our customers. This enables our customers to leverage our supply chain solutions to meet their product requirements throughout the entire product lifecycle.

In today's business landscape, we are witnessing greater product diversification by many companies, primarily in the technology sector, along with increased product complexity. These companies now require unique and customized manufacturing and supply chain solutions that meet their evolving requirements.

We use a portfolio approach to manage our extensive service offerings. As our customers change the way they go to market, we have the capability to reorganize and rebalance our business portfolio in order to align with our customers' needs and requirements in an effort to optimize operating results. The objective of our business model is to allow us to be flexible and redeploy and reposition our assets and resources as necessary to meet specific customers' supply chain solution needs across all the markets we serve and earn a return on our invested capital above the weighted average cost of that capital.

We believe that our strategy is positioning us to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services.

We are continuously evaluating our capital structure in response to the current environment and expect that our current financial condition, including our liquidity sources are adequate to fund future commitments. See additional discussion in the Liquidity and Capital Resources section below.

Cloud and Power Infrastructure (CPI) Segment Spin-off

On May 5, 2026, we announced our intention to separate our CPI segment from Flex and into an independent, publicly traded company ("SpinCo"). The separation of CPI into SpinCo will create a separate publicly traded company focused on data center power, digital infrastructure and power, thermal and compute integration. The spin-off of CPI from Flex is expected to be completed in the first quarter of calendar 2027 and is subject to certain customary conditions, including, among others, the approval of Flex's Board of Directors, shareholders, and the High Court of the Republic of Singapore and the SEC declaring SpinCo's Form 10 registration statement effective. Subsequent to the spin-off of CPI from Flex, Flex will continue as an advanced manufacturing and supply chain solutions business consisting of our ITS and RMS segments. There can be no assurance that any spin-off transaction will ultimately occur or, if one does occur, of its terms or timing. See Item 1A, "Risk Factors - *Planned Spin-off Risks—The planned spin-off of our Cloud and Power Infrastructure businesses may not be completed on the terms or timeline currently contemplated, if at all, and there is no guarantee that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits.".*

Nextracker Spin-off

In February 2023, our former subsidiary, Nextracker, completed an initial public offering (the "IPO") of its Class A common stock followed by a follow-on offering in July 2023, after which we continued to consolidate Nextracker as an operating segment. In January 2024, we completed the Nextracker spin-off and Nextracker became a fully independent public company and we no longer consolidate Nextracker in our financial results.

Nextracker's historical results are presented as discontinued operations. See note 7 "Discontinued Operations & Noncontrolling Interest" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further information. Unless otherwise indicated, any reference to income statement items in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to results from continuing operations.

Update on Component Shortages and Logistical Constraints on our Business

Component shortages experienced in the recent past have largely subsided, however logistical constraints persist which have increased freight costs. We continue to monitor potential supply chain disruptions, as a result of emerging and evolving geopolitical tensions and tariff implementations. For further information, refer to "Risk Factors - *Supply chain disruptions and demand forecasting failures have in the past adversely affected, and could in the future adversely affect, our ability to meet customer demand, and lead to higher costs, or result in excess or obsolete inventory."* and *"—Global economic conditions and geopolitical uncertainty have in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition, and access to capital markets."*

Russian Invasion of Ukraine and Middle East Conflicts

We continue to monitor and respond to the conflict in Ukraine and the associated sanctions and other restrictions. We also are monitoring and responding to the Israel-Hamas conflict and recent U.S. military operations in Iran. As of the date of this report, there is no material impact to our business operations and financial performance in Ukraine and Israel. The full impact of the conflicts on our business operations and financial performance remains uncertain and will depend on future developments, including the severity and duration of the conflicts and their impact on regional and global economic conditions. We will continue to monitor the conflicts and assess the related restrictions and other effects and pursue prudent decisions for our team members, customers, and business.

During the fiscal year ended March 31, 2026, we recognized $51 million in asset impairments, inventory write-downs and other charges as a result of a missile strike on our Mukachevo, Ukraine facility in Western Ukraine on August 21, 2025. The missile strike represents an unusual and infrequent event as hostilities related to the Russian invasion of Ukraine have been primarily focused in Eastern Ukraine. The missile strike caused substantial physical damage and disrupted normal operations at the facility. In response, we activated contingency manufacturing plans and transitioned production to alternative facilities. As restoration activities progress in Mukachevo, we expect to incur additional immaterial near-term inefficiencies. The total $51 million expense is included in restructuring and impairment charges in the consolidated statements of operations. For further information, refer to Item 1A, "Risk Factors - *Global economic conditions and geopolitical uncertainty have in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.*"

Tariffs

The U.S. tariffs initially announced in April 2025, which continue to evolve, and other countries' potential retaliatory tariffs and import/export restrictions may materially increase our product input costs and negatively affect global economic conditions, contracting customer demand. As a contract manufacturer, we expect to recover the cost of tariffs by passing tariff costs to our customers which would increase net sales, decrease operating income margins, and negatively affect operating cash flow timing as we recover paid tariffs from our customers. During the fiscal year ended March 31, 2026, tariff costs paid and recoveries from our customers impacted our revenues and costs of goods by approximately one percent and had a negligible impact on our profitability. If, in the future, we are no longer able to fully pass through these tariffs, our results from operations and cash flows would be negatively impacted. On February 20, 2026, the U.S. Supreme Court struck down tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") and on April 20, 2026 the U.S. government opened a system to facilitate refunds for IEEPA tariffs paid. We are considering our options with respect to claims for refunds on tariffs paid and do not expect that any refunds received would have a material effect on Flex's financial position or performance. We will continue to monitor changes in global trade policy and employ measures to mitigate the impact of tariffs and leverage competitive opportunities. However, despite these efforts, the Company may not be able to fully mitigate the impact of changes in trade policies. For further information, refer to Item 1A, "Risk Factors - *Tariffs, trade restrictions, export controls, and changes in trade policy, including heightened trade volatility and uncertainty regarding trade agreements, have in the past adversely affected, and could in the future adversely affect, our business, results of operations, and financial condition.*"

Business Overview

We are one of the world's largest providers of global supply chain solutions, with revenues from continuing operations of $27.9 billion in the fiscal year ended March 31, 2026. We have established an extensive network of manufacturing facilities in the world's major markets (Asia, the Americas, and Europe) to serve the outsourcing needs of both multinational and regional customers. We design, build, ship, and service products for our customers through a network of more than 100 facilities across approximately 30 countries on four continents. As of March 31, 2026, our total active manufacturing capacity was approximately 27 million square feet. The following tables set forth the relative percentages and dollar amounts of net sales by region and by country, and net property and equipment, by country, based on the location of our manufacturing sites:

	Fiscal Year Ended March 31,			
	2026		**2025**	
	(In millions)			
Net sales by region:				
Americas	$ 13,820	50 %	$ 12,656	49 %
Asia	8,401	30 %	7,701	30 %
Europe	5,693	20 %	5,456	21 %
	$ 27,914		$ 25,813	
Net sales by country:				
Mexico	$ 6,994	25 %	$ 6,854	27 %
U.S.	5,186	19 %	4,162	16 %
China	4,494	16 %	4,319	17 %
Malaysia	2,967	11 %	2,379	9 %
Brazil	1,558	6 %	1,552	6 %
Hungary	1,327	5 %	1,316	5 %
Other	5,388	18 %	5,231	20 %
	$ 27,914		$ 25,813	

	Fiscal Year Ended March 31,			
	2026		**2025**	
	(In millions)			
Property and equipment, net:				
Mexico	$ 891	36 %	$ 815	35 %
U.S.	443	18 %	376	16 %
China	306	12 %	293	13 %
Malaysia	191	8 %	163	7 %
Hungary	165	7 %	140	6 %
Brazil	79	3 %	83	4 %
Other	430	16 %	460	19 %
	$ 2,505		$ 2,330	

We believe that the combination of our extensive open innovation platform solutions, design and engineering services, advanced supply chain management solutions and services, significant scale and global presence, and manufacturing campuses, including many in low-cost geographic areas provide us with a competitive advantage and strong differentiation in the market for designing, manufacturing and servicing products for leading multinational and regional customers. Specifically, we offer our customers the ability to simplify their global product development, manufacturing process, and after-sales services, and enable them to meaningfully accelerate their time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets;

- the mix of the manufacturing services we are providing, the number, size, and complexity of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, and other factors;

- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;

- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our customers;

- the effects on our business due to certain customers' products having short product lifecycles, our customers' ability to cancel or delay orders or change production quantities or locations, the short-term nature of our customers' commitments and rapid changes in demand;

- the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations;

- the impacts on our business due to supply chain issues, including component shortages, disruptions in transportation or other supply chain related constraints including disruptions in international commerce as a result of disruptions in the Strait of Hormuz and the Red Sea, including as a result of attacks on shipping vessels;

- integration of acquired businesses and facilities;

- increased labor costs due to adverse labor conditions in the markets we operate;

- changes in tax legislation;

- changes in trade regulations and treaties; and

- exposure to infectious disease, epidemics and pandemics on our business operations in geographic locations impacted by an outbreak and on the business operations of our customers and suppliers.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

Net sales for fiscal year 2026 increased 8%, or $2.1 billion, to $27.9 billion from the prior year. Net sales for our ITS segment decreased $0.2 billion, or 2%, from the prior year, primarily driven by a 9% decrease in our Lifestyle business, partially offset by a 6% increase in our Communications business. Net sales for our RMS segment increased $0.5 billion, or 5%, from the prior year, primarily driven by an increase in net sales of 13% in our Industrial business and a 5% increase in our Healthcare business, partially offset by a 2% decrease in our Automotive business. Net sales for our CPI segment increased $1.8 billion or 38% from the prior year driven by increased demand across our Cloud and Cooling and Power businesses. Our fiscal year 2026 gross profit totaled $2.6 billion, representing an increase of $0.4 billion, or 19%, from the prior year. The increase was primarily driven by an increase in gross profit margin due to improved product mix with most of the revenue growth in higher margin businesses combined with operational efficiencies. Our net income from continuing operations totaled $0.9 billion, representing an increase of $42 million, or 5%, compared to fiscal year 2025, due to the factors explained above.

Cash provided by operating activities increased by $0.2 billion in fiscal 2026 as compared with fiscal 2025, as a result of higher profitability and favorable working capital movements. Refer to "Liquidity and Capital Resources" below for further details of changes in net working capital.

We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and to fund certain other activities. Our free cash flow is defined as cash provided by operating activities, less purchases of property and equipment and proceeds from the disposition of property and equipment to present adjusted cash flows on a consistent basis for investor transparency. Our free cash flow was $1.1 billion and $1.1 billion for fiscal years 2026 and 2025, respectively. Refer to "Liquidity and Capital Resources" below for the free cash flows reconciliation to the most directly comparable GAAP financial measure of net cash provided by operating activities.

Cash used in investing activities decreased by $0.1 billion to a cash outflow of $0.7 billion for fiscal year 2026, compared with a cash outflow of $0.8 billion for fiscal year 2025, primarily due to a reduction of $0.4 billion on acquisitions, partially offset by an increase in capital expenditures of $0.2 billion. Cash used in financing activities increased by $0.1 billion to a cash outflow of $0.9 billion for fiscal year 2026, primarily driven by a reduction of $0.4 billion of borrowings and $0.3 billion lower share repurchases.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to global economic conditions, including the impact of ongoing trade conflicts and tariffs, and geopolitical conflicts (including the Russian invasion of Ukraine, the Israel-

Hamas conflict, and recent U.S. military operations in Iran), there has been and we expect there will continue to be uncertainty and disruption in the global economy and financial markets. We have made estimates and assumptions taking into consideration certain possible impacts due to the foregoing factors. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data."

Revenue Recognition

In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). We are first required to evaluate whether our contracts meet the criteria for OT recognition. We have determined that for a portion of our contracts, we are manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and we have an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, we recognize revenue when we have transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Customer Contracts and Related Obligations

Certain of our customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. We estimate the variable consideration related to these price adjustments as part of the total transaction price and recognize revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. We constrain the amount of revenues recognized for these contractual provisions based on our best estimate of the amount which will not result in a significant reversal of revenue in a future period. We determine the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We purchase our inventory based on forecasted demand and anticipated component shortages, and we estimate write downs for excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional write downs may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional write downs for inventories due to our customers' inability to fulfill their contractual obligations with regards to inventory procured to fulfill customer demand.

Carrying Value of Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group exceeds its fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such asset groups are determined to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value. Our judgments regarding projected cash flows for an extended period of time and the fair value of assets may be impacted by changes in market conditions, the general business environment and other factors including geopolitical conflicts (including the Russian invasion of Ukraine, the Israel-Hamas conflict and recent U.S. military operations in Iran), which remain highly uncertain and unpredictable. To the extent our estimates relating to cash flows and fair value of assets change adversely we may have to recognize material impairment charges in the future.

Business Combinations

In business combinations, the fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax balances, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill and if the fair value of assets acquired and liabilities assumed exceeds the purchase consideration a gain on bargain purchase is recognized.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. The valuation of acquired assets and liabilities is subject to further management review and may change between the preliminary allocation and end of the one-year purchase price allocation period. Refer to note 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further detail on our acquisitions.

Goodwill

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. These approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider our budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, it could result in material impairments of our goodwill. Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further detail on our goodwill.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities, which will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to note 15 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data."

The data below, and discussion that follows, represents our results from operations, and relative percentages.

	Fiscal Year Ended March 31,	
	2026	2025
Net sales	100.0 %	100.0 %
Cost of sales	90.6	91.4
Restructuring charges	0.2	0.2
Gross profit	9.2	8.4
Selling, general and administrative expenses	3.8	3.5
Restructuring and impairment charges	0.3	0.1
Intangible amortization	0.2	0.3
Operating income	4.9	4.5
Interest expense	0.8	0.8
Interest income	0.2	0.2
Other charges (income), net	0.1	(0.1)
Equity in earnings (losses) of unconsolidated affiliates	(0.1)	—
Income from continuing operations before income taxes	4.1	4.0
Provision for (benefit from) income taxes	0.9	0.8
Net income attributable to Flex Ltd.	3.2 %	3.2 %

Net sales

The following table sets forth our net sales by segment, and their relative percentages:

	Fiscal Year Ended March 31,					
	2026		2025		2024	
Net sales:	(In millions)					
Integrated Technology Solutions	$ 11,109	40 %	$ 11,336	44 %	$ 12,636	48 %
Regulated Manufacturing Solutions	10,191	36 %	9,678	37 %	10,535	40 %
Cloud and Power Infrastructure	6,614	24 %	4,799	19 %	3,244	12 %
	$ 27,914		$ 25,813		$ 26,415	

Net sales for the fiscal year ended March 31, 2026 totaled $27.9 billion, representing an increase of $2.1 billion, or 8%, from $25.8 billion for the fiscal year ended March 31, 2025. Net sales for our ITS segment decreased $0.2 billion, or 2%, from fiscal year 2025, mainly due to a 9% decrease in our Lifestyle business as demand weakened in consumer end markets. This was offset by a 6% increase in our Communications business due to stronger demand. Net sales in our RMS segment increased $0.5 billion, or 5%, from fiscal year 2025, driven primarily by an increase in net sales of 13% in our Industrial business which was driven by stronger demand and the contribution from our acquisition of the manufacturing facility in Orangeburg, South Carolina in February 2025. Additionally, revenue from our Healthcare business increased by 5% driven by higher demand for medical equipment. This was partially offset by a 2% decrease in our Automotive business due to weaker demand. Net sales in our CPI segment increased by $1.8 billion, or 38% from fiscal year 2025, driven by a 29% increase in our Cloud and Cooling business and 61% growth in our Power business. The overall growth in CPI is primarily related to increased demand in the data center market and $0.2 billion related contributions from acquisitions in the United States and Poland.

Net sales for the fiscal year ended March 31, 2025 decreased by $0.6 billion, or 2% from $26.4 billion for the fiscal year ended March 31, 2024. Net sales for the ITS segment decreased by $1.3 billion or 10% as weak demand in the Communications business decreased revenue by 19% while net sales for the Lifestyle business were flat. Net sales in our RMS segment decreased $0.9 billion, or 8%, from fiscal year 2024, driven primarily by a decrease in net sales of 17% in our Industrial business which was driven by weaker demand in renewables, clean energy and industrial devices, a 3% decrease in our Automotive business, and a 3% decrease in our Health Solution business, primarily driven by softening demand in medical equipment, partially offset by increased demand for medical devices. Net sales for the CPI segment increased by $1.6 billion or 48% from $3.2 billion in fiscal year 2024. This was driven by a 58% increase in demand in the Cloud and Cooling business and 26% growth in our Power business, with a partial year contribution from the Crown acquisition.

Net sales for the fiscal year ended March 31, 2026 increased $1.2 billion to $13.8 billion in the Americas, increased $0.7 billion to $8.4 billion in Asia, and increased $0.2 billion to $5.7 billion in Europe.

Our ten largest customers during fiscal years 2026 and 2025 accounted for 45% and 44% of net sales, respectively. We maintain a diverse portfolio which allows us to operate at scale in many different industries, and, as a result, no customer accounted for greater than 10% of net sales in fiscal year 2026 or 2025.

Cost of sales

Cost of sales is affected by a number of factors, including the number and size of new manufacturing programs, product mix, labor cost fluctuations by region, component costs and availability and capacity utilization.

Cost of sales during fiscal year 2026 totaled $25.3 billion, representing an increase of $1.7 billion, or 7% from $23.6 billion during fiscal year 2025. The increase in cost of sales is less than the associated increase in net sales of 8%, as a result of favorable product mix with increases in revenue in higher margin Cloud and Power as well as cost actions taken during the period. Cost of sales in our ITS segment decreased $0.3 billion, or 3%, from fiscal year 2025 as a result of decreased sales and favorable product mix. Cost of sales in our RMS segment for fiscal year 2026 increased $0.4 billion, or 4%, from fiscal year 2025, due to 5% sales growth partially offset by cost reductions and favorable product mix. Cost of sales in our CPI segment for fiscal year 2026 increased $1.6 billion or 40%, from fiscal year 2025, in excess of the 38% sales growth as costs to ramp new contracts impacted margins.

Cost of sales for the fiscal year ended March 31, 2025 decreased by $0.8 billion, or 3% from $24.4 billion in fiscal year 2024. The decrease in cost of sales is greater than the associated decrease in consolidated sales of 2%, as a result of favorable product mix with increases in revenue in higher margin Cloud and Power as well as cost actions taken during the period. Cost of sales in ITS decreased $1.3 billion, or 11%, from fiscal year 2024. This decrease was in excess of the 10% decrease in net sales during the year as sales remained steady in the higher margin Lifestyle business. Cost of sales in RMS for fiscal year 2025 decreased $0.8 billion, or 8%, from fiscal year 2024, in line with the decrease in net sales for the segment. Cost of sales in CPI for fiscal year 2025 increased $1.3 billion or 47%, consistent with sales growth for the segment.

Gross profit

Gross profit is affected by fluctuations in cost of sales elements as outlined above and further by a number of factors, including product lifecycles, unit volumes, product mix, pricing, competition, new product introductions, and the expansion or consolidation of manufacturing facilities, as well as specific restructuring activities initiated from time to time. The flexible design of our manufacturing processes allows us to manufacture a broad range of products in our facilities and better utilize our manufacturing capacity across our diverse geographic footprint and service customers from all markets. In the case of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin for these programs often improves over time as manufacturing volumes increase, as our utilization rates and overhead absorption improve, and as we increase the level of manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2026 increased $0.4 billion to $2.6 billion, or 9.2% of net sales, from $2.2 billion, or 8.4% of net sales, during fiscal year 2025. The increase in gross profit during fiscal year 2026 was due to the factors discussed above as well as lower restructuring costs in fiscal year 2026.

Segment income

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, certain restructuring charges, customer-related asset impairment charges or recoveries, legal and other, interest expense, interest income, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

The following table sets forth segment income and margins. Segment margins in the table below may not recalculate exactly due to rounding.

	Fiscal Year Ended March 31,					
	2026		**2025**		**2024**	
	(In millions)					
Segment income:						
Integrated Technology Solutions	$ 596	5.4 %	$ 541	4.8 %	$ 489	3.9 %
Regulated Manufacturing Solutions	611	6.0 %	505	5.2 %	540	5.1 %
Cloud and Power Infrastructure	610	9.2 %	492	10.2 %	306	9.4 %

ITS segment margin increased 60 basis points, to 5.4% for fiscal year 2026, from 4.8% for fiscal year 2025. The margin increase during the period was driven by improvement in the Communications business with strong execution, product mix and cost actions taken. ITS segment margin increased 90 basis points for fiscal year 2025, from 3.9% in fiscal year 2024. The margin increased in both Communications and Lifestyle businesses from strong execution, product mix and cost actions taken.

RMS segment margin increased 80 basis points, to 6.0% for fiscal year 2026, from 5.2% for fiscal year 2025. The margin increase in the RMS segment was primarily driven by strength in the Industrial business with increased productivity, favorable mix and cost actions taken. RMS segment margin increased by 10 basis points for fiscal year 2025, from 5.1% for fiscal year 2024, with an increase in Healthcare margins offsetting weakness in Industrial and Automotive.

CPI segment margin decreased 100 basis points, to 9.2% for fiscal year 2026. The margin decrease in the CPI segment was primarily driven by the costs to ramp the business and unfavorable mix in the Cloud and Cooling business, partially offset by faster growth in the higher margin Power business. CPI segment margin increased by 80 basis points for fiscal year 2025. The margin increased in both Power and Cloud and Cooling reflecting favorable product mix and strong execution.

Restructuring and impairment charges

During fiscal year 2026, we committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result, we recognized $87 million of restructuring charges, primarily related to employee severance. During fiscal year 2025, we recognized $86 million of restructuring charges, also primarily related to employee severance. Additionally, in fiscal year 2026 we also recognized $51 million in impairment and other charges related to a missile strike on our Mukachevo, Ukraine facility as discussed in the Overview section above.

Refer to note 16 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") totaled $1.1 billion, during fiscal year 2026, compared to $904 million during fiscal year 2025, increasing by $148 million. The increase was primarily driven by an increase in labor and infrastructure costs in line with growth of the business as well as a $44 million increase in legal and other costs associated with portfolio optimization projects, including the anticipated spin-off of the CPI segment.

Intangible amortization

Amortization of intangible assets was $68 million and $70 million in fiscal years 2026 and 2025, respectively. The change of $2 million was due to certain intangible assets becoming fully amortized, partially offset by amortization related to acquisitions from fiscal years 2025 and 2026.

Interest expense

Interest expense was $215 million during fiscal year 2026, compared to $218 million during fiscal year 2025, decreasing $3 million primarily due to lower costs from reduced factoring of accounts receivable during the year, partially offset by higher average debt balances during the year and higher interest rates on refinanced notes.

Interest income

Interest income was $51 million during fiscal year 2026, compared to $61 million during fiscal year 2025, decreasing $10 million primarily due to lower interest rates and lower average cash balances.

Other charges (income), net

During fiscal year 2026, we recorded $30 million of other charges, net, compared to $14 million of other income, net, in fiscal year 2025. The charge in fiscal year 2026 largely related to unfavorable foreign exchange movements and an impairment of a non-core unconsolidated investment. The income in fiscal year 2025 predominantly resulted from a gain on bargain purchase of $19 million on an acquisition occurring during the fourth quarter of fiscal year 2025.

Refer to notes 17 and 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our other charges (income), net and business acquisitions and divestitures.

Equity in earnings (losses) of unconsolidated affiliates

During fiscal year 2026, we recorded $31 million of equity in losses of unconsolidated affiliates, compared to $3 million of losses during fiscal year 2025. The increase during fiscal year 2026 was primarily due to losses related to a specific venture capital fund.

Income taxes

	Fiscal Year Ended March 31,			
	2026		2025	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(In millions, except percentages)			
Provision for (benefit from) income taxes	$ 263	23.0 %	$ 185	18.1 %

We work to ensure that we accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. The consolidated effective tax rates were 23.0% and 18.1% for the fiscal years 2026 and 2025, respectively. The effective income tax rate differed for the fiscal year ended March 31, 2026, compared to the fiscal year ended March 31, 2025, primarily due to: (i) recognition of a $19 million tax provision in the fiscal year ended March 31, 2026 related to a definitive settlement agreement with a foreign tax authority for the fiscal years 2010 through 2020, (ii) a $26 million tax benefit related to prior years interest recoverable by one of our Brazilian subsidiaries during the fiscal year ended March 31, 2025 and (iii) a change in the jurisdictional mix of earnings. The effective rate varies from the Singapore statutory rate of 17.0% in each year as a result of recognition of earnings in different jurisdictions (we generate most of our revenues and profits from operations outside of Singapore), operating loss carryforwards, income tax credits, release of previously established valuation allowances for deferred tax assets, liabilities for uncertain tax positions, as well as the effects of certain tax holidays and incentives granted in certain countries in which the Company is located. Refer to note 15 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our effective tax rate, tax position, operating results, financial position and cash flows.

The OECD Pillar Two Global Anti-Base Erosion ("GloBE") model rules, issued under the OECD Inclusive Framework on Base Erosion and Profit Shifting, introduced a global minimum tax of 15% applicable to multinational enterprise groups with consolidated financial statement revenue in excess of €750 million. Numerous foreign jurisdictions have already enacted tax legislation based on the GloBE rules, with some effective as early as January 1, 2024. As of March 31, 2026, these changes did not have a material impact to our effective income tax rate for the fiscal year ended March 31, 2026.

On July 4, 2025, The One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA makes permanent various provisions of the Tax Cuts and Jobs Act which otherwise would have expired as well as makes significant modifications to the U.S. international tax framework. The Company does not expect a material impact to the consolidated financial statements from the OBBBA, however, the Company will continue to monitor developments and evaluate any potential future impacts.

Net income from continuing operations

Net income from continuing operations was $880 million during fiscal year 2026, compared to $838 million during fiscal year 2025, driven by the factors outlined above.

LIQUIDITY AND CAPITAL RESOURCES

We continuously evaluate our ability to meet our obligations over the next 12 months and have proactively adjusted our capital structure to improve maturities and liquidity. We expect that our current financial condition, including our liquidity sources, are adequate to fund current and future commitments. As of March 31, 2026, we had cash and cash equivalents of $2.4 billion and bank and other borrowings of $3.8 billion. We have a $2.75 billion revolving credit facility under which we had no borrowings outstanding as of March 31, 2026. As of March 31, 2026, we were in compliance with the covenants under all of our credit facilities and indentures and expect to remain in compliance with the covenants in the upcoming 12 months.

Our cash balances are held in numerous locations throughout the world. As of March 31, 2026, 62% of our cash and cash equivalents were held by foreign subsidiaries outside of Singapore. Although substantially all of the amounts held outside of Singapore could be repatriated, under current laws, a significant amount could be subject to income tax withholdings. We provide for tax liabilities on these amounts for financial statement purposes, except for certain of our foreign earnings that are considered indefinitely reinvested outside of Singapore ($0.9 billion as of March 31, 2026). Repatriation could result in an additional income tax payment; however, our intent is to permanently reinvest these funds outside of Singapore and our current plans do not demonstrate a need to repatriate them to fund our operations in jurisdictions outside of where they are held. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of Singapore and we would meet our liquidity needs through ongoing cash flows, external borrowings, or both.

Fiscal Year 2026

Cash provided by operating activities was $1.7 billion during fiscal year 2026. The total cash provided by operating activities resulted primarily from $0.9 billion of net income for the period plus $0.9 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, deferred income taxes and stock-based compensation. These cash inflows were partially offset by a net change in our operating assets and liabilities of $0.1 billion as the growth in inventory, contract assets, other current assets, and accounts receivable were offset by an increase in accounts payable and other current liabilities.

We believe net working capital is a key metric that measures our liquidity. Net working capital is calculated as current assets less current liabilities. Net working capital increased by $1.3 billion to $4.3 billion as of March 31, 2026 from $3.0 billion as of March 31, 2025. This increase was primarily driven by a $1.2 billion decrease in the current portion of our long-term debt as amounts falling due were repaid. Other movements largely offset each other with a $1.0 billion increase in the net accounts receivable, a $1.2 billion increase in other current assets, principally customer controlled inventory, and a $0.8 billion increase in inventory, offset by a $2.9 billion increase in accounts payable.

Cash used in investing activities totaled $0.7 billion during fiscal year 2026. This was primarily driven by $0.6 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our business growth. Refer to note 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our business acquisitions and divestitures.

Cash used in financing activities was $0.9 billion during fiscal year 2026. This was primarily driven by $0.9 billion of cash paid for the repurchase of our ordinary shares as debt repayments and borrowings largely offset each other. Refer to note 9 and note 20 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for additional details.

Fiscal Year 2025

Cash provided by operating activities was $1.5 billion during fiscal year 2025. The total cash provided by operating activities resulted primarily from $0.8 billion of net income for the period plus $0.8 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, deferred income taxes and stock-based compensation. Non-cash charges were in line with the prior year with the exception of deferred income taxes that were significantly impacted in fiscal year 2024 by discrete events in the year. These cash inflows of $1.6 billion were partially offset by a net change in our operating assets and liabilities of $0.1 billion as the reduction in inventory and increase in payables compared to fiscal year 2024 were offset by increases in accounts receivable, contract assets and a decrease in working capital advances.

We believe net working capital is a key metric that measures our liquidity. Net working capital is calculated as current assets less current liabilities. Net working capital decreased by $1.5 billion to $3.0 billion as of March 31, 2025 from $4.5 billion as of March 31, 2024. This decrease was primarily driven by a $1.2 billion increase in the current portion of long-term debt as two notes matured within twelve months of March 31, 2025. Additional factors include a $1.1 billion decrease in inventory and a $0.7 billion increase in accounts payable being partially offset by a $0.6 billion increase in accounts receivable, net, a $0.4 billion increase in contract assets and working capital advances decreasing by $0.6 billion as inventory levels reduced.

Cash used in investing activities totaled $0.8 billion during fiscal year 2025. This was primarily driven by $0.4 billion of cash paid for the acquisitions of the Orangeburg manufacturing facility, Crown and JetCool, net of cash acquired, and $0.4 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our businesses. Refer to note 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our business acquisitions and divestitures.

Cash used in financing activities was $0.8 billion during fiscal year 2025. This was primarily driven by $1.3 billion of cash paid for the repurchase of our ordinary shares, partially offset by $0.5 billion of proceeds from borrowings. Refer to note 9 and note 20 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for additional details.

Free Cash Flow

We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our free cash flow is defined as net cash provided by operating activities, less purchases of property and equipment and proceeds from the disposition of property and equipment. Our free cash flow was $1.1 billion for both fiscal years 2026 and 2025. Free cash flow is not a measure of liquidity under U.S. GAAP, and may not be defined and calculated by other companies in the same manner. Free cash flow should not be considered in isolation or as an alternative to net cash provided by operating activities. Free cash flows reconcile to the most directly comparable GAAP financial measure of net cash provided by operating activities as follows:

	Fiscal Year Ended March 31,			
	2026		**2025**	
	(In millions)			
Net cash provided by operating activities	$	1,685	$	1,505
Purchases of property and equipment		(633)		(438)
Proceeds from the disposition of property and equipment		8		15
Free cash flow	$	1,060	$	1,082

Our cash balances are generated and held in numerous locations throughout the world. Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months and beyond.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volume of customer orders.

We maintain a commercial paper program which provides short-term financing under which there were no borrowings outstanding as of March 31, 2026.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We may enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth as needed

Historically, we have been successful in refinancing and extending the maturity dates on our term loans and credit facilities. In July 2025, the Company entered into a new $2.75 billion credit facility ("2030 Credit Facility") which matures in July 2030 and consists of a $2.75 billion revolving credit facility with a sub-limit of $400 million available for swing line loans and a sub-limit of $200 million available for the issuance of letters of credit. The 2030 Credit Facility replaced the previous $2.5 billion credit facility, which was due to mature in July 2027. Refer to note 9 "Bank Borrowings and Long-Term Debt" to the consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" for additional information.

On April 30, 2026, the Company entered into, and fully drew down, a credit agreement which provides a senior delayed draw term loan credit facility in an aggregate commitment amount of $1.45 billion. Refer to note 22 "Subsequent Events" to the consolidated financial statements included under in Item 8, "Financial Statements and Supplementary Data" for additional information.

The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms. We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

Under our current share repurchase program, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1.7 billion in accordance with the share purchase mandate approved by our shareholders at the date of the most recent Annual General Meeting which was held on August 6, 2025. During fiscal year 2026, we paid $0.9 billion to repurchase shares under the current and prior repurchase plans at an average price of $49.08 per share. As of March 31, 2026, shares in the aggregate amount of $1.1 billion were available to be repurchased under the current plan.

Warrant

On August 15, 2025, we issued a warrant (the "Warrant") to Amazon.com NV Investment Holdings LLC, a wholly-owned subsidiary of Amazon.com, Inc. ("Parent") to purchase up to an aggregate of 3,859,851 ordinary shares of the Company ("Warrant Shares") at an exercise price of $51.29 per share. The Warrant allows for cashless exercise and expires on August 15, 2030. The Warrant Shares are subject to vesting based on qualifying payments (as defined in the Warrant) for the purchase of all products and services by or on behalf of Parent and its affiliates over the term of the Warrant. The expense associated with the Warrant Shares will be recorded as a deduction to revenue as the customer purchases products and services over the vesting period. The Company recorded charges of $7 million related to the Warrant during the fiscal year ended March 31, 2026.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 9 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for details of our debt obligations.

In addition, we have leased certain of our property and equipment under finance lease commitments, and certain of our facilities and equipment under operating lease commitments. The following table summarizes current and non-current material cash requirements as of March 31, 2026 including future payments due under our debt including finance leases and related interest obligations and operating leases (amounts may not sum due to rounding):

	Total		1 Year or Less		2 - 3 Years		4 - 5 Years		Greater Than 5 Years
					(In millions)				
Contractual Obligations:									
Bank borrowings, long-term debt and finance lease obligations:									
Bank borrowings and long-term debt	$	3,768	$	—	$	928	$	1,384	$	1,456
Interest on long-term debt obligations		827		177		292		178		180
Operating leases, net of subleases		811		175		281		179		176
Capital expenditures		286		257		29		—		—
Restructuring costs		63		63		—		—		—
Total contractual obligations	$	5,755	$	672	$	1,530	$	1,741	$	1,812

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. The majority of the purchase obligations are generally short-term in nature. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding production forecast from our customers. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our highly liquid investment portfolio, with maturities of three months or less from original dates of purchase and are classified as cash equivalents on our consolidated balance sheet. We do not use derivative financial instruments in our highly liquid investment portfolio. We place cash and cash equivalents with various major financial institutions and highly rated money market accounts. Our investment policy has strict guidelines focusing on preservation of capital. The portfolio is comprised of various instruments including term deposits with banks, marketable securities and money market accounts. Our cash is principally invested in the U.S. dollar and China renminbi serving as a natural hedge of our renminbi denominated costs. As of March 31, 2026, the outstanding amount in the highly liquid investment portfolio was $1.6 billion, the largest components of which were U.S. dollar, Indian rupee, Brazilian real and Hong Kong dollar denominated money market accounts with an average return of 3.1%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2026, the approximate average fair value of our debt outstanding under our Notes due January 2028, June 2029, May 2030, January 2032, and November 2035 was 99.8% of the face value of the debt obligations based on broker trading prices in active markets.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we may borrow in various foreign currencies and enter into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies.

We endeavor to maintain a partial or fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. The credit risk of our foreign currency derivative contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institutions were not material. The gains and losses on foreign currency derivative contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency derivative contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2026 amounted to $7.5 billion and the recorded fair values of the associated assets and liabilities were not material to the Company's consolidated financial position. The majority of these foreign exchange contracts expire in less than three months. They will settle primarily in the Chinese renminbi, Euro, British pound, Malaysian ringgit, Mexican peso, Polish zloty, Hungarian Forint and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2026, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets and liabilities, a significant appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position or performance in the near-term.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Flex Ltd., Singapore

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2026 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue - Variable Consideration and Associated Customer-Related Accruals for Pricing Adjustments - Refer to Notes 2 and 4 to the Consolidated Financial Statements

Critical Audit Matter Description

Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, purchase price variances earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company estimates the variable consideration related to these price adjustments as part of the total transaction price and recognizes revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. The Company constrains the amount of revenue recognized for these contractual provisions based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. The Company determines the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. These potential price adjustments are included as part of other current liabilities on the combined balance sheet and disclosed as part of customer-related accruals.

We identified the estimation of variable consideration and the associated customer-related accruals for pricing adjustments as a critical audit matter due to the judgments necessary to determine variable consideration and reassess the variable consideration in subsequent periods for pricing adjustments. This required extensive audit effort and a higher degree of auditor judgment when performing audit procedures to evaluate the reasonableness of the variable consideration and associated customer-related accruals for pricing adjustments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to variable consideration and associated customer related accruals for pricing adjustments included the following, among others:

- We tested the effectiveness of controls the Company has in place relating to reviewing customer contracts to identify price adjustment clauses, estimating variable consideration and assessing the reasonableness of customer related accrual balances.

- We evaluated the Company's accounting policy with respect to variable consideration, as well as its process for identifying contracts that include potential price adjustment clauses.

- We selected a sample of contracts with customers that included potential price adjustment clauses and performed the following:

    – We read the customer contracts to develop an understanding of clauses that could give rise to variable consideration and evaluated whether the Company's accounting conclusions with respect to those clauses were reasonable.

    – We obtained and tested the mathematical accuracy of the Company's calculations of customer related accruals and evaluated the Company's judgments regarding the amount of variable consideration that should be deferred and the related adjustments recorded to customer-related accruals. In making this evaluation, we considered both the terms included in the customer contract and the Company's historical experience in settling amounts with the customer.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 20, 2026

We have served as the Company's auditor since 2002.

FLEX LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2026	2025
	(In millions, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,389	$ 2,289
Accounts receivable, net of allowance for doubtful accounts	4,679	3,671
Contract assets	1,063	616
Inventories	5,845	5,071
Other current assets	2,356	1,194
Total current assets	16,332	12,841
Property and equipment, net	2,505	2,330
Operating lease right-of-use assets, net	659	562
Goodwill	1,369	1,341
Other intangible assets, net	283	343
Other non-current assets	912	964
Total assets	$ 22,060	$ 18,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings and current portion of long-term debt	$ —	$ 1,209
Accounts payable	8,055	5,147
Accrued payroll and benefits	671	560
Deferred revenue and customer working capital advances	2,156	1,957
Other current liabilities	1,134	977
Total current liabilities	12,016	9,850
Long-term debt, net of current portion	3,751	2,483
Operating lease liabilities, non-current	565	456
Other non-current liabilities	584	590
Total liabilities	16,916	13,379
Commitments and contingencies (Note 14)		
Shareholders' equity		
Flex Ltd. shareholders' equity		
Ordinary shares, no par value; 371,241,931 and 383,369,073 issued, and 365,690,291 and 377,817,433 outstanding as of March 31, 2026 and 2025, respectively	3,347	4,142
Treasury stock, at cost; 5,551,640 shares	(200)	(200)
Accumulated earnings	2,164	1,284
Accumulated other comprehensive loss	(167)	(224)
Total shareholders' equity	5,144	5,002
Total liabilities and shareholders' equity	$ 22,060	$ 18,381

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2026	**2025**	**2024**
	(In millions, except per share amounts)		
Net sales	$ 27,914	$ 25,813	$ 26,415
Cost of sales	25,288	23,584	24,395
Restructuring charges	59	70	155
Gross profit	2,567	2,159	1,865
Selling, general and administrative expenses	1,052	904	922
Restructuring and impairment charges	79	16	20
Intangible amortization	68	70	70
Operating income	1,368	1,169	853
Interest expense	215	218	207
Interest income	51	61	56
Other charges (income), net	30	(14)	44
Equity in earnings (losses) of unconsolidated affiliates	(31)	(3)	8
Income from continuing operations before income taxes	1,143	1,023	666
Provision for (benefit from) income taxes	263	185	(206)
Net income from continuing operations	880	838	872
Net income from discontinued operations, net of tax	—	—	373
Net income	880	838	1,245
Net income attributable to noncontrolling interest	—	—	239
Net income attributable to Flex Ltd.	$ 880	$ 838	$ 1,006
Basic earnings per share from continuing operations	$ 2.37	$ 2.14	$ 2.00
Basic earnings per share from discontinued operations	—	—	0.31
Basic earnings per share attributable to the shareholders of Flex Ltd.	$ 2.37	$ 2.14	$ 2.31
Diluted earnings per share from continuing operations	$ 2.33	$ 2.11	$ 1.98
Diluted earnings per share from discontinued operations	—	—	0.30
Diluted earnings per share attributable to the shareholders of Flex Ltd.	$ 2.33	$ 2.11	$ 2.28
Weighted-average shares used in computing per share amounts:			
Basic	371	391	435
Diluted	378	398	441

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,					
	2026		**2025**		**2024**	
	(In millions)					
Net income	$	880	$	838	$	1,245
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		53		(6)		(19)
Unrealized gain (loss) on derivative instruments and other		4		(23)		18
Comprehensive income	$	937	$	809	$	1,244
Comprehensive income attributable to noncontrolling interest		—		—		239
Comprehensive income attributable to Flex Ltd.	$	937	$	809	$	1,005

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss			Total Flex Ltd. Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity
	Shares Outstanding	Amount		Unrealized Gain (Loss) on Derivative Instruments And Other	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Gain (Loss)			
				(In millions)					
BALANCE AT MARCH 31, 2023	450	$ 6,105	$ (560)	$ (14)	$ (180)	$ (194)	$ 5,351	$ 355	$ 5,706
Spin-off of Nextracker	—	(492)	—	—	—	—	(492)	(480)	(972)
Nextracker follow-on transactions and distribution	—	607	—	—	—	—	607	(114)	493
Repurchase of Flex Ltd. ordinary shares at cost	(51)	(1,298)	—	—	—	—	(1,298)	—	(1,298)
Issuance of Flex Ltd. vested shares under restricted share unit awards	9	—	—	—	—	—	—	—	—
Net income	—	—	1,006	—	—	—	1,006	239	1,245
Stock-based compensation	—	152	—	—	—	—	152	—	152
Total other comprehensive gain (loss)	—	—	—	18	(19)	(1)	(1)	—	(1)
BALANCE AT MARCH 31, 2024	408	5,074	446	4	(199)	(195)	5,325	—	5,325
Repurchase of Flex Ltd. ordinary shares at cost	(38)	(1,257)	—	—	—	—	(1,257)	—	(1,257)
Issuance of Flex Ltd. vested shares under restricted share unit awards	8	—	—	—	—	—	—	—	—
Net income	—	—	838	—	—	—	838	—	838
Stock-based compensation	—	125	—	—	—	—	125	—	125
Total other comprehensive gain (loss)	—	—	—	(23)	(6)	(29)	(29)	—	(29)
BALANCE AT MARCH 31, 2025	378	3,942	1,284	(19)	(205)	(224)	5,002	—	5,002
Repurchase of Flex Ltd. ordinary shares at cost	(19)	(944)	—	—	—	—	(944)	—	(944)
Issuance of Flex Ltd. vested shares under restricted share unit awards	7	—	—	—	—	—	—	—	—
Net income	—	—	880	—	—	—	880	—	880
Provision for stock warrants	—	7	—	—	—	—	7	—	7
Stock-based compensation	—	142	—	—	—	—	142	—	142
Total other comprehensive gain (loss)	—	—	—	4	53	57	57	—	57
BALANCE AT MARCH 31, 2026	366	$ 3,147	$ 2,164	$ (15)	$ (152)	$ (167)	$ 5,144	$ —	$ 5,144

The accompanying notes are an integral part of these consolidated financial statements.

58

FLEX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2026	2025	2024
	(In millions)		
Cash flows from operating activities:			
Net income	$ 880	$ 838	$ 1,245
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	457	439	431
Amortization and other impairment charges	106	100	106
Other non-cash income	80	3	(16)
Non-cash lease expense	148	142	139
Stock-based compensation	142	125	152
Deferred income taxes	1	23	(480)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(979)	(601)	380
Contract assets	(435)	(365)	(41)
Inventories	(742)	1,176	1,105
Other current and noncurrent assets	(1,169)	(216)	(297)
Accounts payable	2,858	630	(986)
Other current and noncurrent liabilities	338	(789)	(412)
Net cash provided by operating activities	1,685	1,505	1,326
Cash flows from investing activities:			
Purchases of property and equipment	(633)	(438)	(530)
Proceeds from the disposition of property and equipment	8	15	25
Acquisitions of businesses, net of cash acquired	(40)	(405)	—
Proceeds from divestiture of businesses, net of cash held in divested businesses	(4)	(21)	12
Other investing activities, net	(3)	11	1
Net cash used in investing activities	(672)	(838)	(492)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	1,251	499	2
Repayments of bank borrowings and long-term debt	(1,217)	(58)	(409)
Payments for repurchases of ordinary shares	(944)	(1,257)	(1,298)
Proceeds from issuances of Nextracker shares	—	—	552
Payment for purchase of Nextracker LLC units from TPG	—	—	(57)
Capital reduction from Nextracker spin-off	—	—	(368)
Other financing activities, net	(14)	(5)	(78)
Net cash (used in) provided by financing activities	(924)	(821)	(1,656)
Effect of exchange rates on cash	11	(31)	2
Net (decrease) increase in cash and cash equivalents	100	(185)	(820)
Cash and cash equivalents, beginning of year	2,289	2,474	3,294
Cash and cash equivalents, end of year	$ 2,389	$ 2,289	$ 2,474

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flex Ltd. ("Flex" or the "Company") is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. The Company's full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, and integrated services, plus a portfolio of power and cooling products. Over time, we have built differentiated scale and expertise across both technology-driven and regulated markets, enabling us to support customers with increasingly complex product, infrastructure, and compliance requirements. Flex partners with customers across a diverse set of industries including data center, communications, enterprise, consumer, automotive, industrial, healthcare, and power.

Beginning in the fourth quarter of fiscal year 2026, the Company changed how it reports its results to its Chief Operating Decision Maker ("CODM"), principally reflecting growth of Flex's data center businesses. A new segment, Cloud and Power Infrastructure ("CPI") was created to report these data center-related businesses, including the Cloud and Cooling business from the former CEC reporting unit in the former Flex Agility Solutions ("FAS") segment and the Power business from the former Industrial reporting unit in the former Flex Reliability Solutions ("FRS") segment. The FAS segment was renamed Integrated Technology Solutions ("ITS") and the FRS segment was renamed Regulated Manufacturing Solutions ("RMS"). In addition, the former Consumer Devices reporting unit in FAS was merged into the Lifestyle reporting unit in ITS and certain customers were moved between FRS and FAS to better reflect how the businesses are managed. As of March 31, 2026, Flex's three operating and reportable segments are as follows:

- Integrated Technology Solutions ("ITS"), which is comprised of the following end markets:

  - *Communications*, high speed networking, enterprise, and satellite communications systems
  - *Lifestyle*, premium products across commercial, home and personal product categories

- Regulated Manufacturing Solutions ("RMS"), which is comprised of the following end markets:

  - *Industrial*, mission-critical automation, energy, and industrial infrastructure
  - *Automotive*, compute and power electronics platforms, and integrated systems
  - *Healthcare*, regulated manufacturing for medical devices, drug delivery and equipment

- Cloud and Power Infrastructure ("CPI"), which is comprised of the following end markets:

  - *Cloud and Cooling*, integrated compute systems supporting power-dense digital infrastructure deployments, and advanced liquid cooling solutions supporting higher-density, power-intensive rack architectures
  - *Power*, utility and facility-level electrical infrastructure enabling reliable, scalable power delivery and high-density rack- and board-level power systems supporting power-intensive compute workloads

The Company's service offerings include a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of its customers. Other focused service offerings relate to manufacturing (including enclosures, metals, plastic injection molding, precision plastics, machining, and mechanicals), system integration and assembly and test services, materials procurement, inventory management, logistics and after-sales services (including product repair, warranty services, re-manufacturing and maintenance), supply chain management software solutions and component product offerings (including flexible printed circuit boards and power adapters and chargers).

On May 5, 2026, Flex announced its intention to separate its CPI segment from Flex and into an independent, publicly traded company ("SpinCo"). The separation of CPI into SpinCo will create a separate publicly traded company focused on data center power, digital infrastructure and power, thermal and compute integration. The spin-off of CPI from Flex is expected to be completed in the first quarter of calendar 2027 and is subject to the approval of Flex's Board of Directors, shareholders, and the High Court of the Republic of Singapore and the SEC declaring SpinCo's Form 10 registration statement effective. Subsequent to the spin-off of CPI from Flex, Flex will continue as an advanced manufacturing and supply chain solutions business consisting of the ITS and RMS segments. There can be no assurance that any spin-off transaction will ultimately occur or, if one does occur, of its terms or timing. Refer to note 22 "Subsequent Events" for further details.

Nextracker Follow-on Offering and Spin-off

On February 13, 2023, Nextracker Inc. ("Nextracker") completed an initial public offering (the "IPO") of its Class A common stock that, together with a subsequent follow-on offering, reduced Flex's ownership interest prior to the completion of the full separation of Nextracker in January 2024. In connection with the IPO, Nextracker entered into a Tax Receivable Agreement ("TRA") with Flex and TPG wherein 85% of the tax benefits realized in relation to the IPO would be paid to those parties. Flex has not recorded an asset in relation to amounts potentially due to Flex under the TRA as the amounts are contingent upon Nextracker realizing the IPO related tax benefits. As such, amounts will be recognized in income, if and when they are received. Amounts that could be received by Flex, over a 20-year period, range from zero to approximately $300 million. During fiscal year 2026, $20 million was received under the Nextracker TRA.

On January 2, 2024, the Company completed its previously announced spin-off of its remaining interest in Nextracker to Flex shareholders on a pro-rata basis. The Nextracker spin-off is intended to qualify as a tax-free transaction for U.S. federal income tax purposes.

As a result of the completion of the spin-off, Nextracker became a fully independent public company, Flex no longer directly or indirectly holds any shares of Nextracker common stock or any securities convertible into or exchangeable for shares of Nextracker common stock, and Flex no longer consolidates Nextracker into its financial results. Prior to or in connection with the spin-off, Flex entered into various agreements to effect the Nextracker spin-off and provide a framework for the relationship between Flex and Nextracker following the spin-off, including a Separation Agreement, a Tax Matters Agreement, a Transition Services Agreement, as well as agreements governing future trading relationships.

Subsequent to the spin-off, Flex presents Nextracker's historical operations as discontinued operations and, as such, Nextracker's historical results have been excluded from continuing operations and, unless otherwise indicated, Flex's disclosures are presented on a continuing operations basis.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Flex and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. Amounts included in these consolidated financial statements are expressed in U.S. dollars unless otherwise designated. The Company consolidates its majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For the consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, and intangible assets; valuation of goodwill; valuation of investments in privately held companies; asset impairments; fair values of financial instruments, notes receivable and derivative instruments; restructuring charges; contingencies; warranty provisions; incremental borrowing rates in determining the present value of lease payments; accruals for potential price adjustments arising from customer contracts; fair values of assets obtained and liabilities assumed in business combinations; valuation of warrants, and the fair values of restricted share unit awards granted under the Company's stock-based compensation plans. Due to global economic conditions, including the impact of ongoing trade conflicts and tariffs, and geopolitical conflicts (including the Russian invasion of Ukraine, the Israel-Hamas conflict, and recent U.S. military operations in Iran) there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the foregoing factors. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Impact of Missile Strike in Ukraine

During the fiscal year ended March 31, 2026, the Company recognized $51 million in asset impairments, inventory write-downs and other charges as a result of a missile strike on its Mukachevo, Ukraine facility in Western Ukraine on August 21, 2025. The total $51 million expense includes $23 million of long-lived asset impairments, $13 million of inventory write-downs and $15 million of other charges. The missile strike represents an unusual and infrequent event as hostilities related to the Russian invasion of Ukraine have been primarily focused in Eastern Ukraine. The missile strike caused substantial physical damage and disrupted normal operations at the facility. In response, the Company activated contingency manufacturing plans and transitioned production to alternative facilities. As restoration activities progress in Mukachevo, the Company expects to incur additional immaterial near-term inefficiencies. The total $51 million expense is included in restructuring and impairment charges in the consolidated statements of operations.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as other comprehensive income (loss), a component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in the Company's consolidated results of operations. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for all periods presented, and have been classified as a component of other charges (income), net in the consolidated statements of operations.

Revenue Recognition

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts, the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method. Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company recognizes estimates of this variable consideration that are not expected to result in a significant revenue reversal in the future, primarily based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Certain of the Company's customer contracts involve purchasing raw materials from customers or acting as an agent for the sale of certain customer products. Finished goods billings related to these products are reported net of the associated material cost in net sales in the consolidated statements of operations. Refer to note 4 "Revenue" for further details.

Government Incentives and Grants

The Company receives incentives from federal, state and local governments in different regions of the world that primarily encourage the Company to establish, maintain, or increase investment, employment, or production in the regions. The Company accounts for government incentives as a reduction in the cost of the capital investment or a reduction of expense, based on the substance of the incentives received. Benefits are generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of receipt. The Company records capital-related incentives as a reduction to Property and equipment, net on the consolidated balance sheets and recognizes a reduction to depreciation and amortization expense over the useful life of the corresponding acquired asset. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of operations as the expenditure for which the grant is intended to compensate. Government incentives and grant transactions are not material to the Company's financial position, results of operations or cash flows.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer-related exposures, including but not limited to inventory and related contractual obligations.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2026, 2025 and 2024:

	Balance at Beginning of Year	Charges (Recoveries) to Costs and Expenses (1)	Deductions/ Write-Offs	Balance at End of Year
	(In millions)			
Allowance for doubtful accounts:				
Year ended March 31, 2024	$ 6	$ 9	$ (3)	$ 12
Year ended March 31, 2025	12	(1)	(4)	7
Year ended March 31, 2026	7	3	(2)	8

(1) Charges and recoveries incurred during fiscal years 2026, 2025 and 2024 are primarily for costs and expenses or bad debt recoveries related to various distressed customers.

No customer accounted for greater than 10% of the Company's net sales in fiscal years 2026, 2025 or 2024. A single customer accounted for 16% of the Company's total balance of accounts receivable, net as of fiscal year ended March 31, 2026, which is almost entirely within the CPI segment. No other customers accounted for greater than 10% during the same period. No customer accounted for greater than 10% of the Company's total balance of accounts receivable, net as of the fiscal years ended March 31, 2025 or March 31, 2024.

The Company's ten largest customers accounted for 45%, 44% and 37%, of its net sales in fiscal years 2026, 2025 and 2024, respectively.

Derivative Instruments

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives in note 10.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's investment portfolio, which consists of short-term bank deposits and money market accounts, is classified as cash equivalents on the consolidated balance sheets.

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2026	2025
	(In millions)	
Cash and bank balances	$ 745	$ 754
Money market funds and time deposits	1,644	1,535
	$ 2,389	$ 2,289

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or net realizable value write-downs, were as follows:

	As of March 31,	
	2026	2025
	(In millions)	
Raw materials	$ 4,834	$ 4,092
Work-in-progress	474	485
Finished goods	537	494
	$ 5,845	$ 5,071

In addition to the Flex controlled inventory shown above, the Company held inventory controlled by customers of $1.3 billion, $416 million and $77 million as of fiscal year ended March 31, 2026, 2025 and 2024, respectively. These amounts are reported in other current assets in the consolidated balance sheets.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2026	2025
		(In millions)	
Machinery and equipment	2 - 10	$ 4,058	$ 3,978
Buildings	30	1,414	1,342
Leasehold improvements	Shorter of lease term or useful life of the improvement	676	669
Furniture, fixtures, computer equipment and software, and other	3 - 7	570	564
Land	—	126	126
Construction-in-progress	—	459	271
		7,303	6,950
Accumulated depreciation and amortization		(4,798)	(4,620)
Property and equipment, net		$ 2,505	$ 2,330

Total depreciation expense associated with property and equipment was $457 million, $439 million and $428 million in fiscal years 2026, 2025 and 2024, respectively.

The Company reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing its carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment "loss is recognized when the carrying amount of property and equipment exceeds its fair value.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences. Additionally, the Company assesses whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company would then assess the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

Accounting for Business and Asset Acquisitions

The Company has strategically pursued business and asset acquisitions. For business combinations, the fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill and if the fair value of assets acquired and liabilities assumed exceeds the purchase consideration a gain on bargain purchase is recognized.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill

During the fourth quarter of fiscal year 2026, the Company's reporting unit structure was updated to reflect growth of Flex's data center-related businesses, resulting in a change to its reportable segments. Segment information for prior periods has been retrospectively recast to conform to current period presentation. The Company's operating and reporting segments now consist of three segments, ITS, RMS and CPI. Refer to note 1 "Organization of the Company" for further details.

The Company evaluates goodwill for impairment at the reporting unit level annually, and in certain circumstances such as a change in reporting units or whenever there are indications that goodwill might be impaired. The Company performed its annual goodwill impairment assessment before and after the reorganization during the fourth quarter of fiscal year 2026 and as a result of the quantitative assessments of its goodwill, the Company determined that no impairment existed immediately before or after the reorganization because the fair value of each of the reporting units exceeded its respective carrying value.

Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which typically is measured based upon, among other factors, market valuations, market multiples for comparable companies as well as a discounted cash flow analysis. Certain of these approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require management to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider the Company's budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of the Company's goodwill.

If the recorded value of the assets, including goodwill, and liabilities ("net book value") of any reporting unit exceeds its fair value, an impairment loss may be required to be recognized.

The following table summarizes the activity in the Company's goodwill during fiscal years 2026 and 2025:

	ITS		RMS		CPI		Total	
					(In millions)			
Balance at March 31, 2024	$	229	$	490	$	416	$	1,135
Acquisitions (1)		8		—		201		209
Foreign currency translation adjustments		—		—		(3)		(3)
Balance at March 31, 2025		237		490		614		1,341
Acquisitions (2)		—		—		8		8
Foreign currency translation adjustments		2		29		(11)		20
Balance at March 31, 2026	$	239	$	519	$	611	$	1,369

(1) Represents goodwill of $170 million from the Crown acquisition, $31 million from the JetCool acquisition and $8 million from an acquisition completed in the first quarter of fiscal year 2025.

(2) Represents goodwill of $8 million from an acquisition of a manufacturing business in Bielsko Biala, Poland in the first quarter of fiscal year 2026. Refer to note 19 for further details.

Other Intangible Assets

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets as of March 31, 2026 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangible assets that include contractual agreements and customer relationships, and licenses and other intangible assets that are primarily comprised of licenses, patents and trademarks, and developed technologies. Generally, both customer-related intangible assets and licenses and other intangible assets are amortized on a straight-line basis, over a period of up to ten years. No residual value is estimated for any intangible assets. The fair value of the Company's intangible assets purchased through business combinations is determined based on management's estimates of cash flow and recoverability. During fiscal year 2026, acquisitions added $2 million to the value of intangible assets. Refer to note 19 for additional information.

The components of acquired intangible assets are as follows:

	Weighted-Average Remaining Useful life (in Years)	As of March 31, 2026			As of March 31, 2025		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In millions)					
Intangible assets:							
Customer-related intangibles	8.1	$ 317	$ (156)	$ 161	$ 383	$ (186)	$ 197
Licenses and other intangibles	6.0	198	(76)	122	365	(219)	146
Total		$ 515	$ (232)	$ 283	$ 748	$ (405)	$ 343

Total intangible asset amortization expense recognized in operations during fiscal years 2026, 2025 and 2024 was $68 million, $70 million and $70 million, respectively. The gross carrying amounts of intangible assets are removed when fully amortized. During fiscal year 2026, the gross carrying amounts of fully amortized intangible assets totaled $254 million. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In millions)
2027	$ 58
2028	44
2029	41
2030	36
2031	32
Thereafter	72
Total amortization expense	$ 283

The Company owns or licenses various United States and foreign patents relating to a variety of technologies. For certain of the Company's proprietary processes, inventions, and works of authorship, the Company relies on trade secret or copyright protection. The Company also maintains trademark rights (including registrations) for the Company's corporate name and several other trademarks and service marks that the Company uses in the Company's business in the United States and other countries throughout the world. The Company has policies and procedures (including both technological means and training programs for the Company's employees) to identify and protect the Company's intellectual property, as well as that of the Company's customers and suppliers.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in spot currency rates and the change in present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency Inter-bank Offering Rates over the maximum length of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the consolidated statements of cash flows. Additional information is included in note 10.

Investments

The Company has an investment portfolio that consists of strategic investments in privately held companies, and certain venture capital funds which are included within other non-current assets. These privately held companies range from startups to more mature companies with established revenue streams and business models. As of March 31, 2026 and 2025, the Company's investments in non-consolidated companies totaled $67 million and $119 million, respectively.

The Company recognized $31 million and $3 million of equity in losses, associated with its equity method investments, in Equity in earnings (losses) of unconsolidated affiliates on the consolidated statements of operations during fiscal years 2026 and 2025, respectively. The increase during fiscal year 2026 was primarily driven by a $25 million loss related to the continuing investment in a specific venture capital fund. Additionally, during fiscal year 2026, a $21 million impairment loss related to a different specific venture capital fund was recognized, which is included in Other charges (income), net on the consolidated statements of operations.

Non-consolidated investments in entities are accounted for using the equity method when the Company has an investment in common stock or in-substance common stock, and either (a) has the ability to significantly influence the operating decisions of the issuer, or (b) if the Company has a voting percentage generally equal to or greater than 20% but less than 50%, and for non-majority-owned investments in partnerships when generally greater than 5%. Cost method is used for investments where the Company does not have the ability to significantly influence the operating decisions of the investee, or if the Company's investment is in securities other than common stock or in-substance common stock.

The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required whenever events or changes in circumstances indicate that the assets may be impaired. The factors the Company considers in its evaluation of potential impairment of its investments include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operation or working capital deficiencies. Fair values of these investments, when required, are estimated using unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy, and require management to make various judgmental assumptions primarily about comparable company multiples and discounted cash flow projections. Some of the inherent estimates and assumptions used in determining the fair value of the investments are outside the control of management. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the investments, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of investments.

For investments accounted for under the cost method that do not have readily determinable fair values, the Company measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Customer Working Capital Advances

Customer working capital advances were $1.8 billion and $1.6 billion, as of March 31, 2026 and 2025, respectively. The customer working capital advances are not interest-bearing, do not generally have fixed repayment dates and are generally reduced as the underlying working capital is consumed in production or the customer working capital advance agreement is terminated.

Other non-current assets

Other non-current assets include deferred tax assets of $538 million and $577 million as of March 31, 2026 and 2025, respectively.

Other Current Liabilities

Other current liabilities include customer-related accruals of $355 million and $246 million as of March 31, 2026 and 2025, respectively.

Supplier Finance Programs

The Company has six supplier finance programs, all of which have substantially similar characteristics, with various financial institutions that act as the paying agent for certain payables of the Company. The Company established these programs through agreements with the financial institutions to enable more efficient payment processing to its suppliers while also providing its suppliers a potential source of liquidity to the extent they choose to sell their receivables to the financial institutions in advance of the due dates. The Company's suppliers' participation in the programs is voluntary, the Company is not involved in negotiations of the suppliers' arrangements with the financial institutions to sell their receivables, and the Company's rights and obligations to its suppliers are not impacted by our suppliers' decisions to sell amounts under these programs. Under these supplier finance programs, the Company pays the financial institutions the stated amount of confirmed invoices from its participating suppliers on the original maturity dates of the invoices. All payment terms are short-term in nature and are not dependent on whether the suppliers participate in the supplier finance programs or if the suppliers elect to receive early payment from the financial institutions. No guarantees are provided by the Company under the supplier finance programs and the Company incurs no costs related to the programs. The Company has no economic interest in a supplier's decision to participate in the supplier finance programs.

Obligations under these programs are classified within accounts payable on the consolidated balance sheets, with the associated payments reflected in the operating activities section of the consolidated statements of cash flows. The roll-forward of the Company's outstanding obligations confirmed as valid under its supplier finance programs for the fiscal years ended March 31, 2026 and March 31, 2025 are as follows:

	Fiscal Year Ended	
	March 31, 2026	March 31, 2025
	(In millions)	
Confirmed obligations outstanding at the beginning of the year	$ 119	$ 123
Invoices confirmed during the year	571	574
Confirmed invoices paid during the year	(543)	(569)
Foreign currency exchange impact	7	(9)
Confirmed obligations outstanding at the end of the year	$ 154	$ 119

Leases

The Company is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. The Company determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (1) there is an identified asset, and (2) the Company has the right to control the use of the identified asset. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date for the Company's operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows the Company to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option the Company is reasonably certain of exercising. The Company has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments), and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As the Company cannot determine the interest rate implicit in the lease for the Company's leases, the Company uses the Company's estimate of the incremental borrowing rate as of the commencement date in determining the present value of lease payments. The Company's estimated incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2026 and 2025, current operating lease liabilities were $149 million and $135 million, respectively, which are included in other current liabilities on the consolidated balance sheets.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing facilities and reduce excess workforce capacity. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no over or under accruals are retained, and the utilization of the provisions are for their intended purpose in accordance with developed restructuring plans. See note 16 for additional information regarding restructuring charges.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which requires public entities to disclose specified information about certain costs and expenses. The guidance is effective for the Company beginning in the fourth quarter of fiscal year 2028 and will be applied retrospectively to all prior periods presented on its consolidated financial statements. The Company is currently evaluating the guidance to determine the impact on the Company's disclosures. In January 2025, the FASB issued ASU 2025-01 on the same topic to clarify the amendments for ASU 2024-03 are effective for the Company in the fourth quarter of fiscal year 2028.

In December 2025, the FASB issued ASU 2025-12 "Codification Improvements", which includes numerous refinements and enhancements, including clarifications on the accounting for the retirement of treasury stock among others. The guidance is effective for the Company beginning in the first quarter of fiscal year 2028. The Company is currently evaluating the guidance to determine the method of adoption and impact on the Company's disclosures.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands disclosures in an entity's income tax rate reconciliation table and income taxes paid both in the U.S. and foreign jurisdictions. This standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The adoption of this new standard did not have a material impact on the Company's consolidated financial statements and was adopted on a prospective basis as it is effective for the Company, beginning in the fourth quarter of fiscal year 2026. For additional information, see note 15 - "Income Taxes."

In July 2025, the FASB issued ASU 2025-05 "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets", which provides for the use of a new practical expedient when estimating expected credit losses for accounts receivable and contract assets arising from transactions accounted for under Topic 606 that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The guidance is effective for the Company, and has been adopted, beginning in the second quarter of fiscal year 2026.

3. LEASES

The Company has several commitments under operating leases for warehouses, buildings, and equipment. The Company also has a number of finance leases with an immaterial impact on its consolidated financial statements. Leases have remaining lease terms ranging from approximately 1 year to 18 years.

The components of lease cost recognized were as follows (in millions):

Lease cost	Fiscal Year Ended	
	March 31, 2026	March 31, 2025
Operating lease cost	$ 179	$ 173

Amounts reported in the consolidated balance sheet as of the fiscal years ended March 31, 2026 and 2025 were (in millions, except weighted average lease term and discount rate):

	As of March 31, 2026		As of March 31, 2025	
Operating Leases:				
Operating lease right-of-use assets	$	659	$	562
Operating lease liabilities *		714		591
Weighted-average remaining lease term (in years)				
Operating leases		6.2		6.0
Weighted-average discount rate				
Operating leases		4.4 %		4.4 %

Operating lease liabilities includes $149 million reported in Other current liabilities and $565 million reported in Operating lease liabilities, non-current, within the consolidated balance sheets.

Other information related to leases was as follows (in millions):

	Fiscal Year Ended			
	March 31, 2026		March 31, 2025	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	175	$	168
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	227	$	106

Future lease payments under non-cancellable leases as of March 31, 2026 were as follows (in millions):

Fiscal Year Ended March 31,	Operating Leases	
2027	$	176
2028		156
2029		127
2030		100
2031		79
Thereafter		176
Total undiscounted lease payments		814
Less: imputed interest		100
Total lease liabilities	$	714

Total rent expense amounted to $213 million, $194 million and $188 million in fiscal years 2026, 2025 and 2024, respectively.

4. REVENUE

Revenue Recognition

The Company provides a comprehensive suite of services for its customers that range from advanced product design to manufacturing and logistics to after-sales services. The first step in its process for revenue recognition is to identify a contract with a customer. A contract is defined as an agreement between two parties that creates enforceable rights and obligations and can be written, verbal, or implied. The Company generally enters into master supply agreements ("MSAs") with its customers that provide the framework under which business will be conducted. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing formulas, payment terms, etc., and the level of business under those agreements may not be guaranteed. In those instances, the Company bids on a program-by-program basis and typically receives customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order, or any other similar documents such as a statement of work, product addendum, forecast commitments, emails or other communications that embody the commitment by the customer.

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract are transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method.

Customer Contracts and Related Obligations

Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company estimates the variable consideration related to these price adjustments as part of the total transaction price and recognizes revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. The Company constrains the amount of revenues recognized for these contractual provisions based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. The Company determines the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Often these obligations are settled with the customer in a period after shipment through various methods which include reduction of prices for future purchases, issuance of a payment to the customer, or issuance of a credit note applied against the customer's accounts receivable balance. In many instances, the agreement is silent on the settlement mechanism. Any difference between the amount accrued for potential refunds and the actual amount agreed to with the customer is recorded as an increase or decrease in revenue. These potential price adjustments are included as part of other current liabilities on the consolidated balance sheet and disclosed as part of customer-related accruals in note 2.

Performance Obligations

The Company derives its revenues primarily from manufacturing services, and to a lesser extent, from innovative design, engineering, and supply chain services and solutions.

A performance obligation is an implicitly or explicitly promised good or service that is material in the context of the contract and is both capable of being distinct (customer can benefit from the good or service on its own or together with other readily available resources) and distinct within the context of the contract (separately identifiable from other promises). The Company considers all activities typically included in its contracts, and identifies those activities representing a promise to transfer goods or services to a customer. These include, but are not limited to, design and engineering services, prototype products, tooling, etc. Each promised good or service with regards to these identified activities is accounted for as a separate performance obligation only if it is distinct - i.e., the customer can benefit from it on its own or together with other resources that are readily available to the customer. Certain activities on the other hand are determined not to constitute a promise to transfer goods or service, and therefore do not represent separate performance obligations for revenue recognition (e.g., procurement of materials and standard workmanship warranty).

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual good or service is not separately identifiable from other promises in the contract and is, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations. In the event that more than one performance obligation is identified in a contract, the Company is required to allocate the transaction price between the performance obligations. The allocation would generally be performed on the basis of a relative standalone price for each distinct good or service. This standalone price most often represents the price that the Company would sell similar goods or services separately. As most of our contracts have an expected duration of one year or less, we have applied the practical expedient such that specified disclosures pertaining to remaining performance obligations are not required.

Contract Balances

A contract asset is recognized when the Company has recognized revenue, but not issued an invoice for payment. Contract assets are classified separately on the consolidated balance sheets and transferred to receivables when rights to payment become unconditional and invoiced.

A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance. Contract liabilities, identified as deferred revenue, were $431 million and $377 million as of March 31, 2026 and 2025, respectively, of which $362 million and $347 million, respectively, is included in deferred revenue and customer working capital advances under current liabilities.

Warrant

During the second quarter of fiscal year 2026, the Company issued a warrant ("the Warrant") to a customer for the purchase of up to an aggregate of 3.9 million ordinary shares of the Company ("Warrant Shares"). The Warrant Shares vest based on qualifying payments (as defined in the Warrant) for the purchase of all products and services over the term of the Warrant and are recognized as a deduction to revenue as qualifying revenues are recognized. Refer to note 5 "Share-Based Compensation and Warrants" for additional information.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated based on timing of transfer - PIT and OT for the fiscal years ended March 31, 2026, 2025 and 2024:

	Fiscal Year Ended March 31,					
	2026 (1)		**2025 (1)**		**2024**	
Timing of Transfer		(In millions)				
ITS						
Point in time	$	6,984	$	8,479	$	11,535
Over time		4,125		2,857		1,101
Total		11,109		11,336		12,636
RMS						
Point in time		5,867		6,914		9,749
Over time		4,324		2,764		786
Total		10,191		9,678		10,535
CPI						
Point in time		6,160		4,688		3,233
Over time		454		111		11
Total		6,614		4,799		3,244
Flex						
Point in time		19,011		20,081		24,517
Over time		8,903		5,732		1,898
Total	$	27,914	$	25,813	$	26,415

(1) Certain existing customer contractual relationships changed to provide an enforceable right to payment for work completed to date that had the effect of transitioning revenue with those customers from being recognized on a point in time to an over time basis, with prospective effect. This change had the effect of increasing contract assets by $206 million and $232 million as of March 31, 2026 and 2025, respectively. Contract assets are generally transferred to receivables in the succeeding quarter due to the short-term nature of the Company's manufacturing cycle.

5. SHARE-BASED COMPENSATION AND WARRANTS

Equity Compensation Plan

Flex maintains stock-based compensation plans at the corporate level. The Company grants equity compensation awards under its 2017 Equity Incentive Plan (as amended, the "2017 Plan").

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense for the 2017 Plan:

	Fiscal Year Ended March 31,					
	2026		2025		2024	
	(In millions)					
Cost of sales	$	34	$	32	$	28
Selling, general and administrative expenses		108		93		85
Total share-based compensation expense	$	142	$	125	$	113

Cash flows related to tax benefits from stock-based compensation are classified as operating cash flows. During fiscal year 2026 and fiscal year 2025, the Company recognized $15 million and $14 million of tax benefits associated with stock-based compensation expense as an operating cash inflow. No such tax benefits were recognized in fiscal year 2024.

The 2017 Plan

As of March 31, 2026, the Company had 14.8 million shares available for grant under the 2017 Plan. The Company grants restricted share unit ("RSU") awards under its 2017 Plan. RSU awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. RSU awards generally vest in installments over three years, and unvested RSU awards are generally forfeited upon termination of employment.

Vesting for certain RSU awards is contingent upon both service and market conditions or both service and performance conditions.

As of March 31, 2026, the total unrecognized compensation cost related to unvested RSU awards under the 2017 Plan was $188 million. These costs will be amortized generally on a straight-line basis over a weighted-average period of two years. $14 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain market conditions. $39 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain performance conditions.

Determining Fair Value - RSU awards

Valuation and Amortization Method—The fair market value of RSU awards granted, other than those awards with a market condition, is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period.

Determining Fair Value - RSU awards with service and market conditions

Valuation and Amortization Method—The Company estimates the fair value of RSU awards granted under the 2017 Plan whereby vesting is contingent on meeting certain market conditions using Monte Carlo simulation. This fair value is then amortized on a straight-line basis over the vesting period, which is the service period.

Expected Volatility of Flex—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Flex's stock price over a period equal to the service period of the RSU awards granted. The service period is three years for those RSU awards granted in fiscal years 2026, 2025, and 2024.

Average Peer Volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatilities of Flex's peer companies for the RSU awards granted in fiscal years 2026, 2025, and 2024.

Average Peer Correlation—Correlation coefficients were used to model the movement of Flex's stock price relative to Flex's peer companies for the RSU awards granted in fiscal years 2026, 2025, and 2024.

Expected Dividend —The Company has never paid dividends on its ordinary shares and accordingly the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate Assumptions—The Company bases the risk-free interest rate used in the Monte Carlo simulation on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the RSU awards.

The fair value of the Company's RSU awards under the 2017 Plan, whereby vesting is contingent on meeting certain market conditions, for fiscal years 2026, 2025, and 2024 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2026	**2025**	**2024**
Expected volatility	38.1 %	34.6 %	36.9 %
Average peer volatility	37.6 %	34.0 %	35.2 %
Average peer correlation	0.3	0.3	0.4
Risk-free interest rate	3.9 %	4.4 %	4.3 %

Share-Based Awards Activity

The following table summarizes the Company's RSU award activity under the 2017 Plan ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2026		**2025**		**2024**	
	Shares	**Price**	**Shares**	**Price**	**Shares**	**Price**
Unvested RSU awards outstanding, beginning of fiscal year	11,731,235	$ 24.96	15,367,056	$ 17.73	15,348,615	$ 16.79
Granted (1)	4,227,640	45.52	5,747,499	33.38	6,162,067	27.86
Vested (1)	(7,109,890)	19.95	(8,213,127)	16.46	(8,529,857)	14.34
Forfeited (2)	(611,930)	30.04	(1,170,193)	20.88	(994,150)	19.76
Nextracker spin-off adjustment (3) (4)	—		—		3,380,381	
Unvested RSU awards outstanding, end of fiscal year	8,237,055	$ 35.67	11,731,235	$ 24.96	15,367,056	$ 17.73

(1) Included in fiscal years 2026, 2025 and 2024, amounts are 1.0 million, 0.7 million and 1.2 million of share bonus awards representing the number of awards achieved above target levels based on the achievement of certain market and performance conditions for awards granted in fiscal years 2023, 2022 and 2021, respectively. These awards were issued and immediately vested in accordance with the terms and conditions of the underlying awards.

(2) Fiscal year 2024, includes immaterial RSU awards previously granted to Nextracker employees under the 2017 Plan and subsequently canceled in connection with the Nextracker spin-off.

(3) Represents an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(4) The weighted-average grant date fair value of the RSUs is equal to the weighted-average grant date fair value of the awards at their respective grant date divided by a factor of approximately 1.29. The weighted-average grant date fair value of the unvested RSUs as of March 31, 2024 reflects the adjustment.

Of the 4.2 million unvested RSU awards granted in fiscal year 2026, 2.0 million are plain-vanilla unvested RSU awards with no performance or market conditions with an average grant date price of $44.30 per share. Further, 0.2 million of these unvested RSU awards granted in fiscal year 2026 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain market conditions, with an average grant date fair value estimated to be $58.55 per award calculated using a Monte Carlo simulation. Vesting information for these shares is further detailed in the table below.

Of the 8.2 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2026, 0.8 million unvested RSU awards represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions summarized as follows:

| Year of grant | Target number of awards as of March 31, 2026 (in shares) (1) | Average grant date fair value (per share) | Range of shares that may be issued (2) | | Assessment dates |
			Minimum	Maximum	
Fiscal 2026	220,101	$ 58.55	—	440,202	June 2028
Fiscal 2025	253,047	$ 42.36	—	506,094	June 2027
Fiscal 2024	342,759	$ 35.55	—	685,518	June 2026
Totals	815,907			1,631,814	

(1) Fiscal 2024 target number of awards includes an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(2) Vesting ranges from zero to 200% based on measurement of Flex's total shareholder return against Flex's peer companies for RSU awards granted in fiscal years 2026, 2025 and 2024.

The Company will continue to recognize share-based compensation expense for awards with market conditions regardless of whether such awards will ultimately vest. During fiscal year 2026, 2.3 million shares vested in connection with the awards with market and performance conditions granted in fiscal year 2023.

1.0 million of these unvested RSU awards granted in fiscal year 2026 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain performance conditions, with an average grant date price of $44.30 per share. Vesting information for these shares is further detailed in the table below.

Of the 8.2 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2026, 1.7 million unvested RSU awards represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain performance conditions summarized as follows:

| Year of grant | Target number of awards as of March 31, 2026 (in shares) (1) | Average grant date fair value (per share) | Range of shares that may be issued (2) | | Assessment date |
			Minimum	Maximum	
Fiscal 2026	977,347	$ 45.09	—	2,393,131	Mar 2029
Fiscal 2025	405,663	$ 31.14	—	811,326	Mar 2028
Fiscal 2024	343,056	$ 26.67	—	686,112	Mar 2027
Totals	1,726,066			3,890,569	

(1) Fiscal 2024 target number of awards includes an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(2) Vesting ranges from zero to 250% based on performance of Company's average adjusted earnings per share growth.

The total intrinsic value of RSU awards vested under the Company's 2017 Plan was $330 million, $260 million and $227 million during fiscal years 2026, 2025 and 2024, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Warrant

On August 15, 2025, the Company issued the Warrant to Amazon.com NV Investment Holdings LLC ("Warrantholder"), a wholly-owned subsidiary of Amazon.com, Inc. ("Parent") to purchase up to an aggregate of 3,859,851 Warrant Shares at an exercise price of $51.29 per share, which is the preceding 30 trading days Volume-Weighted Average Price. The Warrant allows for cashless exercise and expires on August 15, 2030; however, if there are unexercised Warrant Shares as of the expiration date, and the Company and Warrantholder maintain a continued commercial relationship, the Company shall negotiate in good faith with Warrantholder to agree to issue to Warrantholder a new two-year warrant as of the expiration date that provides the same exercise price and other terms for vested and unexercised Warrant Shares, that also takes into account the commercial relationship in effect at such time. The Warrant Shares are subject to vesting based on qualifying payments (as defined in the Warrant) for the purchase of all products and services by or on behalf of Parent and its affiliates over the term of the Warrant. Upon the consummation of an acquisition transaction (as defined in the related transaction agreement), subject to a specified condition, the unvested portion of the Warrant will vest in full. So long as the Warrant is unexercised, the Warrant does not entitle Warrantholder to any voting rights or any other shareholder rights. The exercise price and the number of Warrant Shares are subject to customary anti-dilution adjustments. The expense associated with the Warrant Shares will be recorded as a deduction to revenue as the customer purchases products and services over the vesting period.

The estimated fair value of the Warrant was determined as of the issuance date, using the Black-Scholes option pricing model. The following assumptions were used in the model:

	As of August 15, 2025
Expected volatility	45.8 %
Expected dividend yield	— %
Expected life	7 years
Risk-free interest rate	4.0 %

The calculated fair value of each Warrant Share at the issuance date was $25.47. The Company recorded charges of $7 million during the fiscal year ended March 31, 2026. As of March 31, 2026, no Warrant Shares have vested or been exercised.

6. EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from share-based compensation awards and warrants. The potential dilution was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period.

The computation of earnings per share and weighted average shares outstanding of the Company's ordinary shares for the following periods is presented below:

	Fiscal Year Ended March 31,		
	2026	2025	2024
	(In millions, except per share amounts)		
Numerator:			
Net income from continuing operations	$ 880	$ 838	$ 872
Net income from discontinued operations, net of tax (Note 7)	—	—	373
Less: Net income attributable to noncontrolling interest (Note 7)	—	—	239
Net income from discontinued operations attributable to Flex Ltd. (Note 7)	—	—	134
Total net income attributable to Flex Ltd.	$ 880	$ 838	$ 1,006
Denominator:			
Weighted-average ordinary shares outstanding - basic	371	391	435
Weighted-average ordinary share equivalents from RSU awards (1)	7	7	6
Weighted-average ordinary shares and ordinary share equivalents outstanding - diluted	378	398	441
Earnings per share - basic			
Continuing operations	$ 2.37	$ 2.14	$ 2.00
Discontinued operations, net of tax (Note 7)	—	—	0.31
Total attributable to the shareholders of Flex Ltd.	$ 2.37	$ 2.14	$ 2.31
Earnings per share - diluted			
Continuing operations	$ 2.33	$ 2.11	$ 1.98
Discontinued operations, net of tax (Note 7)	—	—	0.30
Total attributable to the shareholders of Flex Ltd.	$ 2.33	$ 2.11	$ 2.28

(1) An immaterial amount of RSU awards during fiscal years 2026, 2025, and 2024, respectively, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted average ordinary shares equivalents.

7. DISCONTINUED OPERATIONS & NONCONTROLLING INTEREST

On January 2, 2024, Flex completed the spin-off of its remaining interests in Nextracker to Flex shareholders on a pro-rata basis based on the number of ordinary shares of Flex held by each shareholder of Flex as of December 29, 2023, which was the record date of the Distribution.

Nextracker's financial results for periods prior to the spin-off have been reflected in the Company's consolidated statement of operations, retrospectively, as discontinued operations. Details of net income from discontinued operations included in the consolidated statements of operations are as follows:

	Fiscal Year Ended March 31,
	2024 (1)
	(In millions)
Net sales (2)	$ 1,664
Cost of sales (2)	1,198
Gross profit	466
Selling, general and administrative expenses	145
Intangible amortization	—
Operating income	321
Interest, net	1
Other charges (income), net	(2)
Income before income taxes	322
(Benefit from) provision for income taxes	(51)
Net income from discontinued operations	373
Net income from discontinued operations attributable to noncontrolling interest (3)	239
Net income from discontinued operations attributable to Flex Ltd.	$ 134

(1) Represents the financial results for the nine-month period prior to the Nextracker spin-off. The financial results for the period from January 1, 2024 to the spin-off date were immaterial.

(2) Both net sales and cost of sales from discontinued operations includes the effect of intercompany transactions that were eliminated from Flex's consolidated operations of approximately $99 million for the fiscal year ended March 31, 2024.

(3) Net income from discontinued operations attributable to noncontrolling interest represented a share of pre-tax income of $145 million and of an income tax benefit of $94 million. As such, pre-tax income attributable to Flex Ltd. from discontinued operations was $177 million in fiscal year 2024.

Details of cash flows from discontinued operations are as follows:

	Fiscal Year Ended March 31,
	2024 (1)
	(In millions)
Net cash provided by (used in) discontinued operations operating activities (2)	$ 317
Net cash used in discontinued operations investing activities	(4)

(1) Represents the financial results for the nine-month period prior to the Nextracker spin-off.

(2) Cash flows from discontinued operations operating activities includes the effect of intercompany transactions that were eliminated from Flex's consolidated operations of $54 million for the fiscal year ended March 31, 2024.

Flex's noncontrolling interest related solely to Nextracker. As of March 31, 2026 and 2025, noncontrolling interest was zero. Net income attributable to noncontrolling interest was zero, zero and $239 million in fiscal years 2026, 2025, and 2024, respectively.

8. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2026	2025	2024
	(In millions)		
Net cash paid for:			
Interest	$ 212	$ 214	$ 226
Income taxes	323	184	243
Non-cash investing and financing activity:			
Unpaid purchases of property and equipment	$ 174	$ 136	$ 97

9. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	Maturity Date	As of March 31,	
		2026	2025
		(In millions)	
4.750% Notes (1)	June 2025	$ —	$ 531
3.750% Notes (1)	February 2026	—	678
6.000% Notes ("2028 Notes") (1)	January 2028	398	398
4.875% Notes ("2029 Notes") (1)	June 2029	654	655
4.875% Notes ("2030 Notes") (1)	May 2030	671	676
5.250% Notes ("2032 Notes") (1) (2)	January 2032	651	499
5.375% Notes ("2035 Notes") (1) (2)	November 2035	598	—
Delayed Draw Term Loan (3)	December 2027	500	—
3.600% HUF Bonds (4)	December 2031	296	269
Debt issuance costs		(17)	(14)
		3,751	3,692
Current portion, net of debt issuance costs		—	(1,209)
Non-current portion		$ 3,751	$ 2,483

(1) Each note is carried at the principal amount, less any unamortized discount and unamortized debt issuance costs and inclusive of any premium. The notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

(2) In November 2025, the Company issued $600 million of 5.375% Notes due November 2035 and $150 million of 5.250% Notes due January 2032.

(3) In March 2025, the Company entered into a $500 million Delayed Draw Term Loan agreement and drew down the funds in June 2025 at the Secured Overnight Financing Rate ("SOFR") plus 100 basis points.

(4) In December 2021, the Company issued HUF 100 billion (approximately $296 million as of March 31, 2026) in aggregate principal amount of bonds under the National Bank of Hungary's Bond Funding for Growth Scheme. The bonds are unsecured and unsubordinated obligations of the Company and rank equally with all of the Company's other existing and future unsecured and unsubordinated obligations. The outstanding principal amount of the bonds bear interest at 3.60% per annum. The proceeds of the bonds were used for general corporate purposes. The bonds mature in December 2031 with annual payments equal to 10% of the original principal amount thereof on each of the seventh, eighth, and ninth anniversaries of the bonds, with the remaining 70% due upon maturity.

The 2030 Credit Facility

In July 2025, the Company entered into a new $2.75 billion credit facility ("2030 Credit Facility") which matures in July 2030 and consists of a $2.75 billion revolving credit facility with a sub-limit of $400 million available for swing line loans and a sub-limit of $200 million available for the issuance of letters of credit. The 2030 Credit Facility replaced the previous $2.5 billion credit facility, which was due to mature in July 2027. Borrowings under the 2030 Credit Facility bear interest at the

Company's option at various market based rates, adjusted for the Company's credit rating, or at the SOFR or similar non-reporting currency benchmarks based on the underlying borrowing currency, adjusted for the Company's credit rating. The Company is required to pay a quarterly commitment fee on the unutilized portion of the 2030 Credit Facility ranging from 0.100% to 0.275% per annum, based on the Company's credit ratings. The Company is also required to pay letter of credit usage fees ranging from 1.00% to 1.750% per annum, based on the Company's credit ratings, on the daily average amount of outstanding letters of credit and a fronting fee of 0.125% per annum on the undrawn and unexpired amount of each letter of credit. As of March 31, 2026, no borrowings were outstanding.

As of March 31, 2026 and 2025, the Company and certain of its subsidiaries had various uncommitted revolving credit facilities, lines of credit and other credit facilities of $797 million and $584 million in the aggregate, respectively. There were no borrowings outstanding under these facilities as of March 31, 2026 and 2025. These unsecured credit facilities, and lines of credit and other credit facilities bear annual interest at the respective country's inter-bank offering rate, plus an applicable margin.

On April 30, 2026, the Company entered into a Credit Agreement which provides a senior delayed draw term loan credit facility in an aggregate commitment amount of $1.45 billion. Refer to note 22 "Subsequent Events" for additional information.

Debt Covenants

Borrowings under the Company's debt agreements are subject to various covenants that limit the Company's ability to incur additional indebtedness, sell assets, effect mergers and certain transactions, and effect certain transactions with subsidiaries and affiliates. In addition, the 2030 Credit Facility and delayed draw term loan also require that the Company maintain a maximum ratio of total indebtedness to EBITDA and a minimum interest coverage ratio. The Company is also subject to certain covenants requiring the Company to offer to repurchase the 2028 Notes, 2029 Notes, 2030 Notes, 2032 Notes and 2035 Notes upon a change of control. As of March 31, 2026 and 2025, the Company was in compliance with its debt covenants.

The weighted-average interest rates for the Company's long-term debt were 4.9% and 4.6% as of March 31, 2026 and 2025, respectively.

Scheduled repayments of the Company's bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In millions)
2027	$ —
2028	898
2029	30
2030	683
2031	701
Thereafter	1,456
Total	$ 3,768

10. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, forecasted sales and cost of sales, and monetary assets and liabilities in currencies other than the functional currency of the operating entity. The Company enters into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts, to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies. Gains and losses on the Company's derivative contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these derivative contracts is minimized since the contracts are with large financial institutions and, accordingly, fair value adjustments related to the credit risk of the counterparty financial institution were not material.

As of March 31, 2026, the aggregate notional amount of the Company's outstanding foreign currency derivative contracts was $7.5 billion as summarized below:

Currency	Notional Contract Value in USD	
	Buy	**Sell**
	(In millions)	
Cash Flow Hedges		
MXN	$ 632	$ —
HUF	437	—
CNY	336	—
Other	550	8
	1,955	8
Other Foreign Currency Contracts		
CNY	886	517
EUR	550	558
MXN	467	348
Other	1,204	1,040
	3,107	2,463
Total Notional Contract Value in USD	$ 5,062	$ 2,471

As of March 31, 2026 and 2025, the fair value of the Company's short-term foreign currency contracts was included in other current assets or other current liabilities, as applicable, in the consolidated balance sheets. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in the fair value of these instruments are recognized in earnings during the period of change as a component of other charges (income), net in the consolidated statements of operations. The Company also has included net deferred gains and losses in accumulated other comprehensive loss, a component of shareholders' equity in the consolidated balance sheets, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. Deferred gains were $0.7 million as of March 31, 2026, and are expected to be recognized primarily as a component of cost of sales in the consolidated statement of operations primarily over the next twelve-month period, except for gains attributable to changes in fair value of the USD HUF cross currency swaps, which are discussed below.

The Company entered into USD HUF cross currency swaps in December 2021 to hedge the foreign currency risk on the HUF bonds due December 2031, and the fair value of the cross currency swaps was included in other current assets and other non-current liabilities as of March 31, 2026 and March 31, 2025, respectively. The changes in fair value of the USD HUF cross currency swaps are reported in accumulated other comprehensive loss. In addition, corresponding amounts are reclassified out of accumulated other comprehensive loss to other charges (income), net to offset the remeasurement of the underlying HUF bond principal, which also impacts the same line.

The following table presents the fair value of the Company's derivative instruments utilized for foreign currency risk management purposes at March 31, 2026 and 2025:

		Fair Values of Derivative Instruments					
	Asset Derivatives				**Liability Derivatives**		
		Fair Value				**Fair Value**	
	Balance Sheet Location	**March 31, 2026**	**March 31, 2025**	**Balance Sheet Location**	**March 31, 2026**	**March 31, 2025**	
		(In millions)					
Derivatives designated as hedging instruments							
Foreign currency contracts	Other current assets	$ 39	$ 13	Other current liabilities	$ (18)	$ (18)	
Foreign currency contracts	Other non-current assets	—	—	Other non-current liabilities	(29)	(46)	
Derivatives not designated as hedging instruments							
Foreign currency contracts	Other current assets	$ 15	$ 21	Other current liabilities	$ (27)	$ (15)	

The Company has financial instruments subject to master netting arrangements, which provide for the net settlement of all contracts with certain counterparties. The Company does not offset fair value amounts for assets and liabilities recognized for derivative instruments under these arrangements, as such, the asset and liability balances presented in the table above reflect the gross amounts of derivatives in the consolidated balance sheets. The impact of netting derivative assets and liabilities is not material to the Company's financial position for any of the periods presented.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component, net of tax, during fiscal years ended March 31, 2026, 2025 and 2024 are as follows:

	Unrealized gain (loss) on derivative instruments and other	**Foreign currency translation adjustments**	**Total**
	(In millions)		
Ending balance on March 31, 2023	$ (14)	$ (180)	$ (194)
Other comprehensive gain (loss) before reclassifications	95	(19)	76
Net (gain) loss reclassified from accumulated other comprehensive loss	(77)	—	(77)
Net current-period other comprehensive gain (loss)	18	(19)	(1)
Ending balance on March 31, 2024	$ 4	$ (199)	$ (195)
Other comprehensive gain (loss) before reclassifications	(77)	(6)	(83)
Net (gain) loss reclassified from accumulated other comprehensive loss	54	—	54
Net current-period other comprehensive gain (loss)	(23)	(6)	(29)
Ending balance on March 31, 2025	$ (19)	$ (205)	$ (224)
Other comprehensive gain (loss) before reclassifications	97	53	150
Net (gain) loss reclassified from accumulated other comprehensive loss	(93)	—	(93)
Net current-period other comprehensive gain (loss)	4	53	57
Ending balance on March 31, 2026	$ (15)	$ (152)	$ (167)

Substantially all unrealized gains and losses relating to derivative instruments and other, reclassified from accumulated other comprehensive loss for the fiscal year 2026 were reclassified out of accumulated other comprehensive loss to other charges (income), net and cost of sales in the consolidated statement of operations, which primarily relate to the Company's foreign currency contracts accounted for as cash flow hedges.

The tax impact to other comprehensive loss was immaterial for all periods presented.

12. TRADE RECEIVABLES SALES PROGRAMS

The Company sells accounts receivables to certain third-party banking institutions under factoring programs. The outstanding balance of receivables sold and not yet collected on accounts where the Company has continuing involvement was $0.5 billion and $0.7 billion as of March 31, 2026 and 2025, respectively. For the fiscal years ended March 31, 2026, 2025 and 2024, total accounts receivable sold to certain third party banking institutions was $3.1 billion, $4.0 billion and $3.6 billion, respectively. The receivables that were sold were removed from the consolidated balance sheets and the cash received was included as cash provided by operating activities in the consolidated statements of cash flows.

13. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 - Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalents and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Company values foreign exchange forward contracts using level 2 observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The Company's cash equivalents include bank time deposits and money market funds, which are valued using level 2 inputs, such as interest rates and maturity periods. Due to their short-term nature, their carrying amount approximates fair value.

Level 3 - Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company has accrued for contingent consideration related to an acquisition in fiscal year 2025, classified as a level 3 measurement in the fair value hierarchy due to significant unobservable inputs. Fair value is determined using internal cash flow models that incorporate unobservable inputs, including the probability of achieving performance milestones. As of March 31, 2026 and March 31, 2025, the balance of contingent consideration was $2 million and $5 million, respectively.

The significant inputs include the Company's probability assessments of expected future revenue during the earn-out periods, associated volatility, and a discount rate reflecting uncertainties in the obligation consistent with the terms of the purchase agreement. Significant decreases in expected revenue, or increases in the discount rate or volatility, would reduce fair value estimates. The interrelationship between these inputs is not considered significant.

During fiscal years 2026 and 2025, there were no other additions to the accrual, payments, fair value adjustments, or unrealized gains or losses included in earnings.

The Company has deferred compensation plans for its officers and certain other employees. Amounts deferred under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Company's deferred compensation plan assets are included in other non-current assets on the consolidated balance sheets and include money market funds, mutual funds, corporate and government bonds and certain convertible securities that are valued using prices obtained from various pricing sources. These sources price these investments using certain market indices and the performance of these investments in relation to these indices. As a result, the Company has classified these investments as either level 1 or level 2, dependent on the valuation inputs, within the fair value hierarchy.

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and 2025:

| | Fair Value Measurements as of March 31, 2026 | | | |
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 1,644	$ —	$ 1,644
Foreign currency contracts (Note 10)	—	55	—	55
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	35	13	—	48
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (73)	$ —	$ (73)
Contingent consideration in connection with acquisitions	—	—	(2)	(2)

| | Fair Value Measurements as of March 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 1,535	$ —	$ 1,535
Foreign currency contracts (Note 10)	—	34	—	34
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	—	43	—	43
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (79)	$ —	$ (79)
Contingent consideration in connection with acquisitions	—	—	(5)	(5)

Other financial instruments

The following table presents the Company's major debts not carried at fair value as of March 31, 2026 and 2025:

| | As of March 31, 2026 | | As of March 31, 2025 | | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In millions)		(In millions)		
4.750% Notes due June 2025	$ —	$ —	$ 531	$ 531	Level 1
3.750% Notes due February 2026	—	—	678	672	Level 1
6.000% Notes due January 2028	398	406	398	409	Level 1
4.875% Notes due June 2029	654	655	655	651	Level 1
4.875% Notes due May 2030	671	669	676	669	Level 1
5.250% Notes due January 2032	651	651	499	497	Level 1
5.375% Notes due November 2035	598	585	—	—	Level 1
Delayed Draw Term Loan due December 2027	500	500	—	—	Level 1
3.600% HUF Bonds due December 2031	296	237	269	215	Level 2

The Notes due June 2025, February 2026, January 2028, June 2029, May 2030, January 2032, and November 2035 are valued based on broker trading prices in active markets. The Delayed Draw Term Loan due December 2027 bears interest at variable interest rates; therefore, as of March 31, 2026, the carrying amount approximates fair value. HUF Bonds are valued based on the broker trading prices in an inactive market.

14. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2026 and 2025, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under finance leases, and the related obligations was not material. The Company also leases certain of its facilities and equipment under non-cancelable operating leases. These operating leases expire in various years through 2044. Refer to note 3 for additional details on the minimum lease payments.

Litigation and other legal matters

In connection with the matters described below, the Company has accrued for loss contingencies where it believes that losses are probable and estimable. Although it is reasonably possible that actual losses could be in excess of the Company's accrual, the Company is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material effect on the Company's results of operations or cash flows for a particular period or on the Company's financial condition.

One of the Company's Brazilian subsidiaries received six assessments for certain sales and import taxes. Four of the assessments have been successfully definitively defeated. The Company was unsuccessful at the administrative level in two of the remaining assessments and filed annulment actions in federal court in Brasilia, Brazil. The first annulment action was filed on March 23, 2020; the updated value of that assessment inclusive of interest and penalties is 37 million Brazilian reals (approximately USD $7 million). The Brazilian court ruled in favor of the Company on the first annulment action on March 7, 2025 and the assessment obligation has been canceled, although it remains subject to appeal. The second annulment action was filed on September 19, 2023; the updated value of that assessment inclusive of interest and penalties is 60 million Brazilian reals (approximately USD $12 million). The Company is still awaiting a resolution of the second annulment action. The Company believes that it has meritorious defenses to these assessments and will continue to vigorously oppose them, as well as any future assessments. The Company does not expect final judicial determination on the remaining assessments and annulment actions in the near future.

A foreign Tax Authority ("Tax Authority") had assessed a cumulative total of approximately $167 million in taxes owed for multiple Flex legal entities within its jurisdiction for various fiscal years ranging from fiscal year 2010 through fiscal year 2020. The assessed amounts related to the denial of certain deductible intercompany payments and taxability of income earned outside such jurisdiction. The Company disagreed with the Tax Authority's assessments and was actively contesting the assessments through the administrative and judicial processes. During the third quarter of the fiscal year ended March 31, 2026, the Company and the Tax Authority agreed to a $50 million settlement covering all open fiscal years and all assessed amounts. The Company had previously expensed $31 million and paid $30 million to the Tax Authority in prior fiscal years and agreed to make an additional $20 million cash payment to the Tax Authority subsequent to the execution of a definitive settlement agreement, which resulted in a charge to income tax expense of $19 million in the third quarter of the fiscal year ended March 31, 2026. The definitive settlement agreement was executed on February 3, 2026 and the $20 million cash payment was made in the fourth quarter of the fiscal year ending March 31, 2026.

In addition to the matters discussed above, from time to time, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in the Company's consolidated balance sheets, would not be material to the financial statements as a whole.

15. INCOME TAXES

The domestic (Singapore) and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,					
	2026		**2025**		**2024**	
	(In millions)					
Domestic	$	(459)	$	94	$	(165)
Foreign		1,602		929		831
Total	$	1,143	$	1,023	$	666

The (benefit from) provision for income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,					
	2026		**2025**		**2024**	
	(In millions)					
Current:						
Domestic	$	2	$	2	$	3
Foreign		223		128		161
		225		130		164
Deferred:						
Domestic		—		3		(1)
Foreign		38		52		(369)
		38		55		(370)
(Benefit from) provision for income taxes	$	263	$	185	$	(206)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in note 2 "Summary of Significant Accounting Policies," the reconciliation of taxes at the Singapore statutory rate of 17.0% to the Company's provision for (benefit from) income taxes for the year ended March 31, 2026 was as follows (in millions, except percentages):

	Fiscal Year Ended March 31, 2026		
	Amounts		**Percent**
Income taxes based on domestic statutory rates	$	194	17 %
Effect of jurisdictional tax rate differential:			
China:			
Liability for Undistributed Earnings		10	1 %
Other		12	1 %
Brazil:			
Statutory tax rate difference between Brazil and Singapore		15	1 %
Nontaxable or nondeductible items		(78)	(7)%
Foreign exchange gain or loss on deferred tax asset		(42)	(4)%
Change in valuation allowance		93	8 %
Other		(12)	(1)%
Hungary:			
Local business Tax		11	1 %
Other		(7)	(1)%

Luxembourg:		
Statutory tax rate difference between Luxembourg and Singapore	22	2 %
Change in valuation allowance	(70)	(6)%
Other	(6)	— %
Netherlands:		
Nontaxable or nondeductible items	(17)	(1)%
Other	7	1 %
Malaysia:		
Statutory tax rate difference between Malaysia and Singapore	12	1 %
Other	(5)	— %
Mexico:		
Statutory tax rate difference between Mexico and Singapore	47	4 %
Nontaxable or nondeductible items	(45)	(4)%
Other	(8)	(1)%
United States:		
Statutory tax rate difference between United States and Singapore	23	2 %
State and local income tax	10	1 %
Global intangible low-taxed income	17	2 %
Excess compensation (Section 162(m))	21	2 %
Stock-based compensation	(30)	(3)%
Other	1	— %
Other Foreign Jurisdictions:		
Nontaxable or nondeductible items	(9)	(1)%
Other	2	— %
Nontaxable or nondeductible items	61	5 %
Change in unrecognized tax benefits	33	3 %
Other	1	— %
Provision for income taxes	$ 263	23 %

The reconciliation of taxes at the federal statutory rate to the Company's provision for (benefit from) income taxes for the years ended March 31, 2025 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Fiscal Year Ended March 31,			
	2025		2024	
	(In millions)			
Income taxes based on domestic statutory rates	$	174	$	113
Effect of jurisdictional tax rate differential		13		68
Change in unrecognized tax benefit		(19)		(10)
Change in valuation allowance		(37)		(685)
Foreign exchange movement on prior year taxes recoverable		4		(1)
Liability for undistributed earnings		6		135
Global intangible low-taxed income (GILTI) / Subpart F income		9		13
Nextracker related transactions gains		—		115
Earnings from partnership		—		47
U.S. state taxes		10		10
Excess compensation (Section 162(m))		16		15
Other		9		(26)
(Benefit from) provision for income taxes	$	185	$	(206)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the fiscal year ended March 31, 2026 was as follows:

	Fiscal Year Ended March 31, 2026	
	(In millions)	
Domestic	$	—
Foreign:		
Mexico		84
China		82
Malaysia		41
Mauritius		20
United States		18
Other countries		78
Total cash paid for income taxes, net of refunds	$	323

Cash paid for income taxes, net of refunds, during the fiscal years ended March 31, 2025 and 2024 was $184 million and $243 million, respectively.

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2026, 2025 and 2024 were $19 million, $17 million and $20 million, respectively. For the fiscal year ended March 31, 2026, the effect on basic and diluted earnings per share was $0.05, and the effects on basic and diluted earnings per share during fiscal years 2025 and 2024 were $0.04, and $0.05, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in various years through the end of fiscal year 2031.

The Company provides a valuation allowance against deferred tax assets that in the Company's estimation are not more likely than not to be realized. During fiscal years 2026, 2025 and 2024, the Company released net valuation allowances totaling

$1 million, $4 million and $447 million, respectively. The $1 million net release during fiscal year 2026 was related to operations in various jurisdictions.

In addition, various other valuation allowance positions in other jurisdictions were increased or decreased to offset movement in deferred tax positions due to varying factors such as one-time income recognition in loss entities with existing valuation allowances, liquidation of entities with existing valuation allowances, recognition of uncertain tax positions impacting deferred tax assets with existing valuation allowances, foreign exchange impacts on deferred tax balances with existing valuation allowances, and current period losses in legal entities with existing valuation allowance positions. These offsetting changes in the valuation allowance included an increase of $17 million in the fiscal year ended March 31, 2026, a decrease of $53 million in the fiscal year ended March 31, 2025, and an increase of $43 million in the fiscal year ended March 31, 2024.

Under its territorial tax system, Singapore generally does not tax foreign sourced income until repatriated to Singapore. The Company has included the effects of Singapore's territorial tax system in the rate differential line above. The tax effects of foreign income not repatriated to Singapore for the fiscal years ended March 31, 2026, 2025 and 2024 were $49 million, $96 million and zero, respectively.

The components of deferred income taxes are as follows:

| | As of March 31, | |
| | 2026 | 2025 |
	(In millions)	
Deferred tax liabilities:		
Fixed assets	$ (39)	$ (44)
Intangible assets	(45)	(52)
Others	(92)	(128)
Total deferred tax liabilities	(176)	(224)
Deferred tax assets:		
Fixed assets	76	76
Intangible assets	1	3
Deferred compensation	44	37
Inventory valuation	29	32
Provision for doubtful accounts	2	3
Net operating loss and other carryforwards	943	1,022
Tax receivable agreement	70	74
Others	235	186
Total deferred tax assets	1,400	1,433
Valuation allowances	(797)	(781)
Total deferred tax assets, net of valuation allowances	603	652
Net deferred tax asset	$ 427	$ 428
The net deferred tax asset is classified as follows:		
Long-term asset	$ 538	$ 577
Long-term liability	(111)	(149)
Total	$ 427	$ 428

Utilization of the Company's deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision.

The Company has recorded deferred tax assets of approximately $1.0 billion related to tax losses and other carryforwards against which the Company has recorded a valuation allowance for all but $224 million of the deferred tax assets. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards

Fiscal year	(In millions)
2027 - 2032	$ 89
2033 - 2038	171
2039 and thereafter	9
Indefinite	704
	$ 973

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on approximately $930 million of undistributed earnings of its subsidiaries which are considered to be indefinitely reinvested outside of Singapore as management has plans for the use of such earnings to fund certain activities outside of Singapore. The estimated amount of the unrecognized deferred tax liability on these undistributed earnings is approximately $82 million. In the current year, the Company, as part of its regular process, assessed its cash position in overseas territories relative to the levels needed to manage operations and fund future investment in those territories. Management noted that the current and forecasted cash position in China was in excess of levels required to fund the Company's business in the country. As a result, a deferred tax liability of $82 million was recorded on the remaining distributable earnings from China of approximately $822 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2026	2025
	(In millions)	
Balance, beginning of fiscal year	$ 180	$ 197
Additions based on tax position related to the current year	13	10
Additions for tax positions of prior years	29	1
Reductions for tax positions of prior years	(5)	(5)
Reductions related to lapse of applicable statute of limitations	(13)	(23)
Settlements	(52)	—
Impact from foreign exchange rates fluctuation	7	—
Balance, end of fiscal year	$ 159	$ 180

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an additional approximate $10 million within the next twelve months primarily due to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2008.

Of the $159 million of unrecognized tax benefits at March 31, 2026, $131 million will affect the annual effective tax rate ("ETR") if the benefits are eventually recognized. The amount that does not impact the ETR relates to positions that would be settled with a tax loss carryforward previously subject to a valuation allowance.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. The Company recognized interest and penalties of approximately zero, ($3) million and ($2) million, during the fiscal years ended March 31, 2026, 2025, and 2024, respectively. The Company had approximately $10 million, $10 million and $13 million accrued for the payment of interest and penalties as of the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

16. RESTRUCTURING CHARGES

Fiscal Year 2026

The Company continued to improve operational efficiencies through targeted restructuring activities in fiscal year 2026. The Company recognized $87 million of restructuring charges in fiscal year 2026, most of which related to employee severance. This figure excludes $51 million of impairment and other charges relating to a missile strike on the Company's Mukachevo, Ukraine facility during fiscal year 2026. A total of $135 million of restructuring and impairment charges are excluded from segment income, as disclosed further in note 21.

Fiscal Year 2025

During fiscal year 2025, the Company committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result, the Company recognized $86 million of restructuring charges, most of which related to employee severance. Certain restructuring charges of $84 million are not included in segment income.

Fiscal Year 2024

The Company identified certain structural changes to restructure its business throughout fiscal year 2024. During fiscal year 2024, the Company recognized $175 million of restructuring charges, most of which related to employee severance and are not included in segment income.

The following table summarizes the provisions for charges incurred, respective payments for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, and remaining accrued balances as of the same periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In millions)		
Balance as of March 31, 2023	$ 44	$ —	$ 6	$ 50
Provision for charges incurred in fiscal year 2024	161	14	—	175
Cash payments for charges incurred in fiscal year 2023 and prior	(13)	—	—	(13)
Cash payments for charges incurred in fiscal year 2024	(115)	—	—	(115)
Non-cash reductions (including FX) incurred in fiscal year 2024	—	(14)	(3)	(17)
Balance as of March 31, 2024	77	—	3	80
Provision for charges incurred in fiscal year 2025	76	10	—	86
Cash payments for charges incurred in fiscal year 2024 and prior	(20)	—	—	(20)
Cash payments for charges incurred in fiscal year 2025	(54)	—	—	(54)
Non-cash reductions (including FX) incurred in fiscal year 2025 (1)	(28)	(10)	(3)	(41)
Balance as of March 31, 2025	51	—	—	51
Provision for charges incurred in fiscal year 2026	72	9	6	87
Cash payments for charges incurred in fiscal year 2025 and prior	(27)	—	(4)	(31)
Cash payments for charges incurred in fiscal year 2026	(33)	—	(3)	(36)
Non-cash reductions (including FX) incurred in fiscal year 2026	—	(9)	1	(8)
Balance as of March 31, 2026	63	—	—	63
Less: Current portion (classified as other current liabilities)	63	—	—	63
Accrued restructuring costs, net of current portion (classified as other non-current liabilities)	$ —	$ —	$ —	$ —

(1) The non-cash adjustments predominantly relate to the liabilities derecognized as part of a business disposition. Refer to note 19 for further details.

17. OTHER CHARGES (INCOME), NET

Other charges (income), net for the fiscal years ended March 31, 2026, 2025 and 2024 are comprised of the following:

	Fiscal Year Ended March 31		
	2026	**2025**	**2024**
	(In millions)		
(Gain)/Loss on foreign exchange transactions	$ 17	$ 10	$ 24
(Gain) on bargain purchase (1)	—	(19)	—
Other	13	(5)	20

   (1)   Represents the gain on bargain purchase as a result of an acquisition occurring during the fourth quarter of fiscal year 2025. See note 19 "Business Acquisitions & Divestitures" for additional information.

18. INTEREST EXPENSE AND INTEREST INCOME

Interest expense and interest income for the fiscal years ended March 31, 2026, 2025 and 2024 are primarily comprised of the following:

	Fiscal Year Ended March 31		
	2026	**2025**	**2024**
	(In millions)		
Interest expense on debt obligations	$ 197	$ 185	$ 161
AR sales programs related expenses	18	33	46
Interest income	(51)	(61)	(56)

19. BUSINESS ACQUISITIONS & DIVESTITURES

Fiscal 2026 Acquisition

On April 30, 2025, the Company completed the acquisition of a manufacturing business in Bielsko Biała, Poland, for total purchase consideration of $35 million. The business is included in the Power reporting unit in the CPI segment. The results of the acquired business are included in the Company's consolidated financial statements from the acquisition date. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their fair values as of the date of acquisition.

The following represents the Company's allocation of the total purchase price to the acquired assets and liabilities of the acquired business (in millions):

Current Assets:		
Inventories	$	15
Contract assets		9
Accounts Receivable		1
Total current assets		25
Operating lease right-of-use assets, net		28
Property and equipment, net		4
Intangible assets (1)		2
Goodwill		8
Total assets	$	67
Current Liabilities:		
Accrued payroll	$	4
Operating lease liabilities		2
Total current liabilities		6
Operating lease liabilities, non-current		26
Total liabilities		32
Total aggregate purchase price	$	35

(1) Intangible assets of $2 million relate to customer relationships and will be amortized over a weighted-average estimated useful life of 5 years.

Fiscal 2025 Acquisitions and Divestiture

On November 19, 2024, the Company completed the business acquisition of 100% ownership of Crown, a U.S. leader in critical power solutions for a total purchase consideration of $319 million, including cash of $313 million and a $6 million estimate of customary closing adjustments. The acquisition added complementary capabilities to the Company's existing portfolio in the United States, primarily strengthening its industrial power solutions. Upon acquisition, Crown was included in the Industrial reporting unit within the former FRS segment. Currently, Crown is included in the Power reporting unit within the CPI segment. The intangible assets of $128 million are comprised of customer-related intangible assets of $83 million and licenses and other intangible assets such as trade names and patented technology of $45 million. Customer-related assets are amortized over a weighted-average estimated useful life of 12.6 years while licenses and other intangibles are amortized over a weighted-average estimated useful life of 10.0 years.

On November 14, 2024, the Company acquired 100% ownership of JetCool, a provider of liquid cooling solutions tailored for the data center market, for approximately $43 million in cash, a deemed settled pre-existing loan from Flex of approximately $5 million, and contingent consideration with an acquisition date fair value of $5 million for a total purchase price of $53 million. As of March 31, 2026, the remaining carrying value of the contingent consideration is $2 million. Upon acquisition, JetCool was included in the CEC reporting unit within the former FAS segment. Currently, JetCool is included in the Cloud and Cooling reporting unit within the CPI segment. Acquired intangible assets of $21 million relate to developed technology and are amortized over a weighted-average estimated useful life of 6.5 years.

On February 4, 2025, the Company acquired the U.S. manufacturing operations of the Forest & Garden division of Husqvarna, a leading global producer of outdoor power products. Under the agreement, the Company assumed operation of Husqvarna's Orangeburg, South Carolina, facility to support Husqvarna's U.S. manufacturing requirements. The total purchase consideration was $78 million, including $57 million in cash and $21 million in deferred consideration as of the acquisition date, $8 million of which has been paid in fiscal year 2026, $5 million to be paid in fiscal year 2027, $4 million in fiscal year 2028 and $4 million in fiscal year 2029. Additionally, the Company recognized a gain on bargain purchase of $19 million in other charges (income) on the consolidated statements of operations during fiscal year 2025. The gain on bargain purchase reflects the seller's strategic decision to prioritize its partnership with Flex as a manufacturing partner. The acquired business is included in the Industrial reporting unit within the RMS segment. Acquired intangible assets of $15 million relate to customer relationships and are amortized over a weighted-average estimated useful life of 5 years.

In May 2024, the Company completed the acquisition of a business that was not material to the Company's consolidated financial position, results of operations, or cash flows. The acquisition expanded the Company's service offerings across multiple markets and supports sustainability initiatives through second-life products. $8 million of goodwill was recognized in connection with this transaction.

During the fiscal year ended March 31, 2025, the Company disposed of ones of its European sites. The property and equipment and various other assets sold and liabilities transferred were not material to the Company's consolidated financial results. The net loss on disposition of $6 million was recorded in other charges (income), net in the consolidated statements of operations for fiscal year 2025.

Fiscal 2024 Divestitures

During the fiscal year ended March 31, 2024, the Company completed the spin-off of Nextracker. See note 7 - "Discontinued Operations & Noncontrolling Interest" for additional information.

In addition, the Company disposed of a non-strategic business within the RMS segment and received proceeds of $14 million. The property and equipment and various other assets sold and liabilities transferred were not material to the Company's consolidated financial results. The net loss on disposition was not material to the Company's consolidated financial results, and was included in other charges (income), net in the consolidated statements of operations for fiscal year 2024.

20. SHARE REPURCHASE PLAN

During fiscal year 2026, the Company repurchased 19.2 million shares for an aggregate purchase price of $944 million and retired all these shares.

Under the Company's current share repurchase program, the Board of Directors authorized repurchases of its outstanding ordinary shares for up to $1.7 billion in accordance with the share repurchase mandate approved by the Company's shareholders at the date of the most recent Annual General Meeting held on August 6, 2025. As of March 31, 2026, shares in the aggregate amount of $1.1 billion were available to be repurchased under the current plan.

21. SEGMENT REPORTING

The Company's Chief Executive Officer is the Company's Chief Operating Decision Maker ("CODM") who evaluates how we allocate resources, assess performance and make strategic and operational decisions. Based on such evaluation and the information provided to the CODM, the Company determined as of and for the period ended March 31, 2026, that Flex has three operating and reportable segments. See note 1 "Organization of the Company" for further details on the segment change that took place in the fourth quarter of fiscal year 2026.

The ITS segment is optimized for speed to market based on a highly flexible supply and manufacturing system. ITS is comprised of the following end markets that represent reporting units:

- *Communications*, high speed networking, enterprise, and satellite communications systems
- *Lifestyle*, premium products across commercial, home and personal product categories

The RMS segment is optimized for longer product lifecycles requiring complex ramps with specialized production models. RMS is comprised of the following end markets that represent reporting units:

- *Industrial*, mission-critical automation, energy, and industrial infrastructure
- *Automotive*, compute and power electronics platforms, and integrated systems
- *Healthcare*, regulated manufacturing for medical devices, drug delivery and equipment

The CPI segment is a global provider of power and cooling products and integrated rack-scale compute systems serving digital infrastructure and industrial applications. CPI is comprised of the following end markets that represent reporting units:

- *Cloud and Cooling*, integrated compute systems supporting power-dense digital infrastructure deployments, and advanced liquid cooling solutions supporting higher-density, power-intensive rack architectures

- *Power*, utility and facility-level electrical infrastructure enabling reliable, scalable power delivery and high-density rack- and board-level power systems supporting power-intensive compute workloads

The determination of the separate operating and reporting segments is based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics.

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. The CODM compares actual segment income to budgeted financial performance in allocating resources and assessing segment performance. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, certain restructuring charges, customer-related asset impairment charges or recoveries, legal and other, interest expense, interest income, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

Selected financial information by segment is in the tables below.

Fiscal Year Ended March 31, 2026	ITS		RMS		CPI		Total	
Net Sales	$	11,109	$	10,191	$	6,614	$	27,914
Segment cost of sales		(10,231)		(9,225)		(5,810)		
Segment selling, general and administrative expenses		(282)		(355)		(194)		
Segment income	$	596	$	611	$	610	$	1,817
Reconciling items:								
Corporate and other							$	53
Intangible amortization								68
Stock-based compensation								142
Restructuring and impairment charges (1)								135
Customer-related asset recoveries (2)								(2)
Legal and other (3)								53
Interest expense								215
Interest income								51
Other charges (income), net								30
Equity in earnings (losses) of unconsolidated affiliates								(31)
Income from continuing operations before income taxes							$	1,143

(1) Certain restructuring charges of $3 million are excluded from the reconciling amount of $135 million as they are included within segment income.

(2) Customer-related asset impairments may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During fiscal year 2026, the Company recovered approximately $2 million of prior year customer-related asset impairments.

(3) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and asset impairment. During fiscal year 2026, $53 million in Legal and other costs primarily related to temporary and incremental costs associated with the Company's intent to separate its CPI segment from Flex.

Fiscal Year Ended March 31, 2025		ITS		RMS		CPI		Total
Net Sales	$	11,336	$	9,678	$	4,799	$	25,813
Segment cost of sales		(10,512)		(8,851)		(4,163)		
Segment selling, general and administrative expenses		(283)		(322)		(144)		
Segment income	$	541	$	505	$	492	$	1,538
Reconciling items:								
Corporate and other							$	79
Intangible amortization								70
Stock-based compensation								125
Restructuring charges								84
Customer-related asset impairment (1)								2
Legal and other (2)								9
Interest expense								218
Interest income								61
Other charges (income), net								(14)
Equity in earnings (losses) of unconsolidated affiliates								(3)
Income from continuing operations before income taxes							$	1,023

(1) Customer-related asset impairments may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During fiscal year 2025, the Company recognized approximately $2 million of customer-related asset impairments.

(2) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer-related asset impairment. During fiscal year 2025, the Company accrued for $5 million related to asset impairments and $4 million is related to acquisition costs.

Fiscal Year Ended March 31, 2024		ITS		RMS		CPI		Total
Net Sales	$	12,636	$	10,535	$	3,244	$	26,415
Segment cost of sales		(11,846)		(9,656)		(2,835)		
Segment selling, general and administrative expenses		(301)		(339)		(103)		
Segment income	$	489	$	540	$	306	$	1,335
Reconciling items:								
Corporate and other							$	68
Intangible amortization								70
Stock-based compensation								113
Restructuring charges								172
Customer-related asset impairment (1)								14
Legal and other (2)								45
Interest expense								207
Interest income								56
Other charges (income), net								44
Equity in earnings (losses) of unconsolidated affiliates								8
Income from continuing operations before income taxes							$	666

(1) Customer-related asset impairments may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During fiscal year 2024, the Company recognized approximately $14 million of customer-related asset impairments.

(2) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer-related asset recoveries. During fiscal year 2024, the Company recognized a $50 million loss contingency for a commercial dispute related to a construction matter with related production objectives.

The Company provides an overall platform of assets and services, which the segments utilize for the benefit of their various customers. The shared assets and services are contained within the Company's global manufacturing and design operations and include manufacturing and design facilities. Most of the underlying manufacturing and design assets are co-mingled in the operating campuses and are compatible to operate across segments and highly interchangeable throughout the platform. Given the highly interchangeable nature of the assets, they are not separately identified by segment nor reported by segment to the Company's CODM.

Property and equipment on a segment basis is not separately identified and is not internally reported by segment to the Company's CODM as described above. During fiscal years 2026, 2025 and 2024, total depreciation expense, including amounts allocated to the reportable segments and Corporate and Other, was as follows:

	Fiscal Year Ended March 31,		
	2026	2025	2024
	(In millions)		
Depreciation expense:			
Integrated Technology Solutions	$ 162	$ 180	$ 184
Regulated Manufacturing Solutions	221	209	204
Cloud and Power Infrastructure	62	39	24
Corporate and Other	12	11	16
Total depreciation expense	$ 457	$ 439	$ 428

Geographic information of net sales is as follows:

	Fiscal Year Ended March 31,					
	2026		2025		2024	
	(In millions)					
Net sales by region:						
Americas	$ 13,820	50 %	$ 12,656	49 %	$ 12,232	46 %
Asia	8,401	30 %	7,701	30 %	8,540	32 %
Europe	5,693	20 %	5,456	21 %	5,643	22 %
	$ 27,914		$ 25,813		$ 26,415	

Revenues are attributable to the country in which the product is manufactured or service is provided.

During fiscal years 2026, 2025 and 2024, net sales generated from Singapore, the country of domicile, were $194 million, $266 million and $660 million, respectively.

The following table summarizes the countries that accounted for more than 10% of net sales in fiscal years 2026, 2025, and 2024:

	Fiscal Year Ended March 31,					
	2026		2025		2024	
	(In millions)					
Net sales by country:						
Mexico	$ 6,994	25 %	$ 6,854	27 %	$ 6,935	26 %
U.S.	5,186	19 %	4,162	16 %	3,598	14 %
China	4,494	16 %	4,319	17 %	5,117	19 %
Malaysia	2,967	11 %	2,379	9 %	2,122	8 %

No other country accounted for more than 10% of net sales for the fiscal periods presented in the table above.

Geographic information of property and equipment, net is as follows:

		As of March 31,			
		2026		**2025**	
		(In millions)			
Property and equipment, net:					
Americas	$	1,419	57 %	$ 1,292	55 %
Asia		585	23 %	555	24 %
Europe		501	20 %	483	21 %
	$	2,505		$ 2,330	

As of March 31, 2026 and 2025, property and equipment, net held in Singapore was $4 million in both periods.

The following table summarizes the countries that accounted for more than 10% of property and equipment, net for the fiscal years ended March 31, 2026 and 2025:

		Fiscal Year Ended March 31,			
		2026		**2025**	
		(In millions)			
Property and equipment, net:					
Mexico	$	891	36 %	$ 815	35 %
U.S.		443	18 %	376	16 %
China		306	12 %	293	13 %

No other country accounted for more than 10% of property and equipment, net for the periods presented in the table above.

22. SUBSEQUENT EVENTS

On May 5, 2026, Flex announced its intention to separate its CPI segment from Flex and into an independent, publicly traded company ("SpinCo"). The separation of CPI into SpinCo will create a separate publicly traded company focused on data center power, digital infrastructure and power, thermal and compute integration. The spin-off of CPI from Flex is expected to be completed in the first quarter of calendar 2027 and is subject to the approval of Flex's Board of Directors, shareholders, and the High Court of the Republic of Singapore and the SEC declaring SpinCo's Form 10 registration statement effective. Subsequent to the spin-off of CPI from Flex, Flex will continue as an advanced manufacturing and supply chain solutions business consisting of its ITS and RMS segments. There can be no assurance that any separation transaction will ultimately occur or, if one does occur, of its terms or timing and there is no guarantee that the spin-off, if completed, will achieve the intended financial, strategic, and operational benefits.

On May 1, 2026, the Company completed the business acquisition of 100% ownership of Electrical Power Products, Inc ("EPP"), a U.S. leader in critical power solutions for a total estimated purchase consideration of $1.1 billion of cash, subject to customary closing adjustments. The acquisition enhances the scale of the Company's U.S. critical power portfolio. EPP will be reported within the Power reporting unit in the CPI segment. Due to the timing of the EPP acquisition, it is not practical to disclose the preliminary allocations of the purchase consideration to the assets acquired and liabilities assumed.

On April 30, 2026, the Company entered into, and fully drew down, a new $1.45 billion credit facility (the "New Credit Facility") which matures on the date that is 364 days after the date on which the term loans are first funded pursuant to the New Credit Facility. Proceeds from the New Credit Facility are to be used for general corporate purposes including the financing of the acquisition of EPP described above. Loans under the New Credit Facility bear interest at either the forward-looking term rate based on the secured overnight financing rate for a specified interest period or a rate based on the prime rate, in each case plus an applicable margin determined by reference to the Company's long-term issuer credit ratings from S&P, Moody's, and Fitch.

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A.   *CONTROLS AND PROCEDURES*

(a) *Evaluation of Disclosure Controls and Procedures*

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of March 31, 2026. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of the Company's financial reporting and the Company's process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2026, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2026.

(c) *Attestation Report of the Registered Public Accounting Firm*

The effectiveness of the Company's internal control over financial reporting as of March 31, 2026 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) *Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Flex Ltd., Singapore

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company, and our report dated May 20, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 20, 2026

ITEM 9B.   *OTHER INFORMATION*

Insider Trading Arrangements

During the fiscal quarter ended March 31, 2026, the officers and director listed below adopted trading plans intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

On February 12, 2026, Scott Offer, Executive Vice President and General Counsel, adopted a trading plan that provides for the sale of up to 51,750 ordinary shares of the Company. The plan will terminate on June 30, 2026, subject to early termination for certain specified events set forth in the plan.

On February 20, 2026, Revathi Advaithi, Chief Executive Officer and a director, adopted a trading plan that provides for the sale of up to 167,000 ordinary shares of the Company. The plan will terminate on January 29, 2027, subject to early termination for certain specified events set forth in the plan.

 No other officers or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as those terms are defined in Regulation S-K, Item 408, during the fiscal quarter ended March 31, 2026.

ITEM 9C.   *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in the Company's definitive proxy statement for the Company's 2026 Annual General Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year ended March 31, 2026. Such information is incorporated herein by reference.

ITEM 11.   *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in the Company's definitive proxy statement for the Company's 2026 Annual General Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in the Company's definitive proxy statement for the Company's 2026 Annual General Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in the Company's definitive proxy statement for the Company's 2026 Annual General Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 14.   *PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID: 34)*

Information with respect to this item may be found in the Company's definitive proxy statement for the Company's 2026 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II—Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* Reference is made to Item 15(b) below.

(b) *Exhibits.* The Exhibit Index, which immediately precedes the signature page to this annual report on Form 10-K, is incorporated by reference into this annual report on Form 10-K.

(c) *Financial Statement Schedules.* Reference is made to Item 15(a)(2) above.

ITEM 16. *FORM 10-K SUMMARY*

None.

EXHIBIT INDEX

			Incorporated by Reference			
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Constitution of the Registrant (incorporating all amendments as at August 20, 2019)	10-Q	000-23354	10/30/2019	3.01	
4.01	Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.1	
4.02	First Supplemental Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.2	
4.03	Form of 4.875% Global Note due 2029 (included in Exhibit 4.02)	8-K	000-23354	6/6/2019	4.3	
4.04	Second Supplemental Indenture, dated as of November 7, 2019, by and between the Company and U.S. Bank National Association, as trustee.	8-K	000-23354	11/7/2019	4.3	
4.05	Form of 4.875% Global Note due 2029 (included in Exhibit 4.04)	8-K	000-23354	11/7/2019	4.4	
4.06	Third Supplemental Indenture dated as of May 12, 2020, by and between the Company and U.S. Bank National Association, as trustee.	8-K	000-23354	5/12/2020	4.2	
4.07	Form of 4.875% Global Note due 2030 (included in Exhibit 4.06)	8-K	000-23354	5/12/2020	4.4	
4.08	Fourth Supplemental Indenture, dated as of August 17, 2020, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	8/17/2020	4.3	
4.09	Form of 4.875% Global Note due 2030 (included in Exhibit 4.08)	8-K	000-23354	8/17/2020	4.5	
4.10	Fifth Supplemental Indenture, dated as of December 7, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	12/7/2022	4.2	
4.11	Form of 6.000% Global Note due 2028 (included in Exhibit 4.10)	8-K	000-23354	12/7/2022	4.3	
4.12	Sixth Supplemental Indenture, dated as of August 21, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	8/21/2024	4.2	

Exhibit No.	Exhibit	Form	Incorporated by Reference			Filed Herewith
			File No.	Filing Date	Exhibit No.	
4.13	Form of 5.250% Global Note due 2032 (included in Exhibit 4.12)	8-K	000-23354	8/21/2024	4.3	
4.14	Seventh Supplemental Indenture, dated as of November 13, 2025, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	11/13/2025	4.3	
4.15	Eighth Supplemental Indenture, dated as of November 13, 2025, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	11/13/2025	4.4	
4.16	Form of 5.250% Global Note due 2032 (included in Exhibit 4.14)	8-K	000-23354	11/13/2025	4.5	
4.17	Form of 5.375% Global Note due 2035 (included in Exhibit 4.15)	8-K	000-23354	11/13/2025	4.6	
4.18	Description of Registrant's Securities	10-K	000-23354	5/28/2020	4.14	
4.19	Warrant to Purchase Ordinary Shares, dated August 15, 2025	8-K	000-23354	8/18/2025	4.1	
10.01	Credit Agreement, dated as of July 15, 2025, among Flex Ltd. and certain of its subsidiaries, from time to time party thereto, as borrowers, Bank of America, N.A., as Administrative Agent, an L/C Issuer and a Swing Line Lender, and the other L/C Issuers, Swing Line Lenders and Lenders party thereto	8-K	000-23354	7/18/2025	10.01	
10.02	Form of Indemnification Agreement between the Registrant and its Directors and certain officers†	10-K	000-23354	5/20/2009	10.01	
10.03	Form of Indemnification Agreement between Flextronics Corporation and the Directors and certain officers of the Registrant†	10-K	000-23354	5/20/2009	10.02	
10.04	Flex Ltd. 2017 Equity Incentive Plan (as amended and restated as of August 2, 2023)†	DEF 14A	000-23354	6/21/2023	Annex B	
10.05	First Amendment to Flex Ltd. 2017 Equity Incentive Plan (as amended and restated as of August 2, 2023) effective as of March 5, 2025†	8-K	000-23354	3/7/2025	10.1	
10.06	Form of Restricted Share Unit Award Agreement under the Flex Ltd. Amended and Restated 2017 Equity Incentive Plan for Non-Employee Directors†	10-Q	000-23354	10/31/2022	10.02	
10.07	Form of Restricted Share Unit Award Agreement under the Amended and Restated Flex Ltd. 2017 Equity Incentive Plan for performance-based vesting awards (FY24)†	10-Q	000-23354	7/31/2023	10.03	
10.08	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25)†	10-Q	000-23354	7/26/2024	10.03	
10.09	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards (FY25)†	10-Q	000-23354	7/26/2024	10.04	
10.10	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25 2-year prorated)†	10-Q	000-23354	10/31/2024	10.01	
10.11	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25 supplemental equity)†	10-Q	000-23354	10/31/2024	10.02	

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
10.12	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards (FY25 supplemental equity)†	10-Q	000-23354	10/31/2024	10.03	
10.13	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY26)†	10-Q	000-23354	7/25/2025	10.02	
10.14	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance based vesting awards (FY26-EVP, PRES, CFO)†	10-Q	000-23354	7/25/2025	10.03	
10.15	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance based vesting awards (FY26-SVP)†	10-Q	000-23354	7/25/2025	10.04	
10.16	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance based vesting awards (FY26-CEO supplemental equity)†	10-Q	000-23354	7/25/2025	10.05	
10.17	2010 Flextronics International USA, Inc. Deferred Compensation Plan (amended and restated June 6, 2025)†	10-Q	000-23354	7/25/2025	10.06	
10.18	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY21)†	10-Q	000-23354	1/29/2021	10.02	
10.19	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY25)†	10-Q	000-23354	7/26/2024	10.05	
10.20	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY26)†	10-Q	000-23354	7/25/2025	10.07	
10.21	Summary of Directors' Compensation†	10-Q	000-23354	10/30/2017	10.02	
10.22	Flex Ltd. Amended and Restated Executive Severance Plan†	10-K	000-23354	5/21/2025	10.25	
10.23	Revathi Advaithi Offer Letter, dated February 7, 2019†	10-K	000-23354	5/21/2019	10.29	
10.24	Revathi Advaithi Offer Letter Amendment, dated March 5, 2025†	10-K	000-23354	5/21/2025	10.27	
10.25	Scott Offer Amended Offer Letter, dated as of January 27, 2019†	10-K	000-23354	5/28/2020	10.29	
10.26	Kevin Krumm Offer Letter, dated November 7, 2024†	10-Q	000-23354	1/31/2025	10.01	
10.27	Description of Annual Incentive Bonus Plan for Fiscal Year 2026†	10-Q	000-23354	7/25/2025	10.01	
10.28	Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc. and Yuma Acquisition Corp, dated as of February 7, 2023	8-K	000-23354	2/13/2023	10.1	
10.29	Tax Matters Agreement, by and among Flex Ltd., Yuma, Inc., and Nextracker Inc., dated as of January 2, 2024	8-K	000-23354	1/2/2024	10.2	
10.30	Transaction Agreement, dated as of August 15, 2025, by and between Flex Ltd. and Amazon.com, Inc.[a]	8-K	000-23354	8/18/2025	10.1	
19.01	Insider Trading Policy	10-K	000-23354	5/17/2024	19.01	
21.01	Subsidiaries of Registrant					X
23.01	Consent of Deloitte & Touche LLP					X

Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
			Incorporated by Reference			
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350*					X
97.01	Executive Incentive Compensation Recoupment Policy	10-K	000-23354	5/17/2024	97.01	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Scheme Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					X

---

[a]   Portions of this document have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

*   This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flex Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

†   Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flex Ltd.

Date: May 20, 2026

By: /s/ REVATHI ADVAITHI

Revathi Advaithi
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Revathi Advaithi and Kevin Krumm and each one of them, her or his attorneys-in-fact, each with the power of substitution, for her or him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ REVATHI ADVAITHI Revathi Advaithi	Chief Executive Officer (Principal Executive Officer) and Director	May 20, 2026
/s/ KEVIN KRUMM Kevin Krumm	Chief Financial Officer (Principal Financial Officer)	May 20, 2026
/s/ DANIEL J. WENDLER Daniel J. Wendler	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 20, 2026
/s/ WILLIAM D. WATKINS William D. Watkins	Chairman of the Board	May 20, 2026
/s/ JOHN D. HARRIS II John D. Harris II	Director	May 20, 2026
/s/ MICHAEL E. HURLSTON Michael E. Hurlston	Director	May 20, 2026
/s/ ERIN L. MCSWEENEY Erin L. McSweeney	Director	May 20, 2026
/s/ CHARLES K. STEVENS, III Charles K. Stevens, III	Director	May 20, 2026
/s/ MARYROSE SYLVESTER Maryrose Sylvester	Director	May 20, 2026
/s/ LAY KOON TAN Lay Koon Tan	Director	May 20, 2026
/s/ PATRICK J. WARD Patrick J. Ward	Director	May 20, 2026

Shareholder Information

CORPORATE HEADQUARTERS

12515-8 Research Blvd, Suite 300
Austin, TX 78759 U.S.A.
Tel: +1.512.425.7929

REGISTERED OFFICE

1 Kallang Place
Singapore 339211
Tel: +65.6507.6507

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held on August 5, 2026, starting at 11:00 a.m. Central time at our Corporate Headquarters.

STOCK LISTING

Flex Ltd.'s Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol "FLEX".

WEBSITE

www.flex.com

INVESTOR RELATIONS

For shareholder or investor questions, contact:

Flex Ltd.
Investor Relations
12515-8 Research Blvd, Suite 300
Austin, TX 78759
Tel: +1.669.242.6332
investors.flex.com

SEC FILINGS

The Company makes available its annual reports (Form 10-K), quarterly reports (Form 10-Q), current reports (Form 8-K), and Section 16 reports (Forms 3, 4 and 5) on its website shortly after filing them with the U.S. Securities and Exchange Commission. **If you would like a free copy of any exhibit from our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, please contact Investor Relations using the information above.**

TRANSFER AGENT AND REGISTRAR

For questions about lost share certificates, address changes, or the consolidation of accounts, please contact the Company's transfer agent: Computershare Trust Company, N.A.

By Regular Mail
Computershare
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.

By Overnight Delivery
Computershare
150 Royall Street, Suite 101
Canton, MA 02021 U.S.A.

Telephone
US & Canada (Toll Free): 877.373.6374
Outside US & Canada (Toll): +1.781.575.2879

EXECUTIVE OFFICERS

Revathi Advaithi—*Chief Executive Officer*

Kevin Krumm—*Chief Financial Officer*

Michael P. Hartung—*President, Chief Commercial Officer*

Scott Offer—*Executive Vice President and General Counsel*

Hooi Tan—*Chief Operating Officer*

Daniel J. Wendler—*Chief Accounting Officer*

DIRECTORS

Revathi Advaithi—*Chief Executive Officer, Flex Ltd.*

John D. Harris II—*Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.*

Michael E. Hurlston—*President and Chief Executive Officer, Lumentum Holdings Inc.*

Erin L. McSweeney—*Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated*

Charles K. Stevens, III—*Retired Executive Vice President and Chief Financial Officer, General Motors Company*

Maryrose Sylvester—*Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd.*

Lay Koon Tan—*Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.*

Patrick J. Ward— *Retired Vice President and Chief Financial Officer, Cummins Inc.*

William D. Watkins—*Retired Chief Executive Officer, Imergy Power Systems, Inc.*

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations, are forward-looking. You may identify forward-looking statements by words such as "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "project," "seek," "target," "continue," "likely," "possible," "might," "potential," "aim," and similar expressions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Important factors that could cause actual results to differ include those described in Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, including the "Risk Factors" that will be in the Form 10 registration statement to be filed with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Flex Ltd.
Annual General Meeting of Shareholders Directions
August 5, 2026
11:00 A.M. Central time

The Annual General Meeting of Shareholders will be held at Flex Ltd., 12515-8 Research Blvd, Suite 300, Austin, TX 78759 beginning at 11:00 A.M. Central time.

Directions from Austin-Bergstrom International Airport – 3600 Presidential Blvd, Austin, TX 78719

- **Get on US-183 N from Employee Ave and State Hwy 71 W**   **6 min (2.4 mi)**
  - Exit the parking lot toward Employee Ave   30 ft
  - Turn right at the 1st cross street   59 ft
  - Turn left   249 ft
  - Turn right   285 ft
  - Turn left at the first cross street   436 ft
  - Use any lane to turn slightly right   0.1 mi
  - Continue onto Employee Ave   0.2 mi
  - Turn left onto Hotel Dr   0.2 mi
  - Turn right onto Spirit of Texas Dr   0.2 mi
  - Turn left to merge onto State Hwy 71 W   1.0 mi
  - Use the right 2 lanes to take the US 183 N ramp   0.5 mi
- **Get on US-183 N**   **9 min (6.6 mi)**
  - Continue onto US-183 N   0.4 mi
  - Use the right 2 lanes to stay on US-183 N toward Montopolis Dr   1.0 mi
  - Keep right to stay on US 183-N   3.1 mi
  - Use the left 2 lanes to turn left onto the ramp to US-183 N   0.4 mi
  - Use any lane to take the Route 183 ramp to Loyola Ln   0.2 mi
  - Continue onto US-183 N   1.4 mi
  - Use the left 2 lanes to turn slightly left onto the US-183 N ramp to Lampasas   0.2 mi
- **Follow US-183 N to Research Blvd. Take the exit toward Oak Knoll Dr from US-183 N**   **10 min (10.2 mi)**
  - Continue onto US-183 N   10.0 mi
  - Take the exit toward Oak Knoll Dr   0.2 mi
- **Continue on Research Blvd to your destination**   **3 min (0.9 mi)**
  - Merge onto Research Blvd   0.7 mi
  - Turn right onto Oak Knoll Dr   0.1 mi
  - Turn left   89 ft
  - Turn left   276 ft
  - Slight left   190 ft
  - Slight right   66 ft
  - Turn right (Destination will be on the right)   157 ft
- **Arrive at Flex Ltd. Corporate Headquarters, 12515-8 Research Blvd, Suite 300, Austin, TX 78759**
  - Follow Flex Shareholders' Meeting signage directing you to Suite 300

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